08002290

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Inversiones Aguas Metropolitanas

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

MAY 12 2008

THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 35046 FISCAL YEAR 12-31-07

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dee

DAT : 5/5/08

BEST AVAILABLE COPY

SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-2664

E-MAIL ADDRESS
TCRIDER@STBLAW.COM

RECEIVED
2008 MAY -1 A 7:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

12-31-07
AR/S

VIA FEDEX

April 29, 2008

Mr. Elliot Staffen
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Inversiones Aguas Metropolitanas S.A. (82-35046) Furnishes Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Dear Mr. Staffen,

On behalf of our client, Inversiones Aguas Metropolitanas S.A. (the "Company"), and pursuant to Rule 12g3-2b (the "Rule") under the U.S. Securities Exchange Act of 1934 (the "Exchange Act"), we are furnishing the following information:

1. English translation of letter to the *Superintendencia de Valores y Seguros* (the Chilean Securities and Insurance Superintendency, or SVS) dated January 7, 2008, relating to information required by Circular No. 1375 of the SVS;

2. English translation of letter to the SVS, dated January 16, 2008, relating to information required by Circular No. 1003 of the SVS;

3. English translation of Form 3572 filed with the SVS, dated February 1, 2008, relating to changes in the Company's board of directors;

4. English translation of letter to the SVS, dated February 11, 2008, relating to information required by Circular No. 1246 of the SVS;

5. English translation of letter to the SVS, dated February 28, 2008, relating to information required by Circular No. 1368 of the SVS;

6. English translation of letter to the SVS, dated February 29, 2008, submitting the Company's financial statements for the period ended December 31, 2007;

7. English translation of the Company's consolidated financial statements for the period ended December 31, 2007, filed with the SVS;

8. English translation of the Company's unconsolidated financial statements for the period ended December 31, 2007, filed with the SVS;

9. English translation of letter to the SVS, dated February 29, 2008, attaching information in compliance with Circular No. 1696 relating to the investment of pension funds in publicly offered securities of corporations;

10. English translation of form sent to the SVS, dated February 29, 2008, containing information in compliance with Circular No. 1696 relating to the investment of pension funds in publicly offered securities of corporations;

11. Earnings release of the Company, dated February 29, 2008; and

12. The Company's 2007 Annual Report.

The information and documents enclosed with this letter are being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned (212-455-2664) if you have any questions or require any further information.

Sincerely,

S. Todd Crider

Enclosures

cc: Deneb Schiele

Documents Provided Pursuant to Rule 12g3-2(b)	TAB
English translation of letter to the *Superintendencia de Valores y Seguros* (the Chilean Securities and Insurance Superintendency, or SVS) dated January 7, 2008, relating to information required by Circular No. 1375 of the SVS	1
English translation of letter to the SVS, dated January 16, 2008, relating to information required by Circular No. 1003 of the SVS	2
English translation of Form 3572 filed with the SVS, dated February 1, 2008, relating to changes in the Company's board of directors	3
English translation of letter to the SVS, dated February 11, 2008, relating to information required by Circular No. 1246 of the SVS	4
English translation of letter to the SVS, dated February 28, 2008, relating to information required by Circular No. 1368 of the SVS	5
English translation of letter to the SVS, dated February 29, 2008, submitting the Company's financial statements for the period ended December 31, 2007	6
English translation of the Company's consolidated financial statements for the period ended December 31, 2007, filed with the SVS	7
English translation of the Company's unconsolidated financial statements for the period ended December 31, 2007, filed with the SVS	8
English translation of letter to the SVS, dated February 29, 2008, attaching information in compliance with Circular No. 1696 relating to the investment of pension funds in publicly offered securities of corporations	9
English translation of form sent to the SVS, dated February 29, 2008, containing information in compliance with Circular No. 1696 relating to the investment of pension funds in publicly offered securities of corporations	10
Earnings release of the Company, dated February 29, 2008	11
The Company's 2007 Annual Report	12

File No. 82-35046

(1)

IAM

Santiago, January 7, 2008

Mr Guillermo Larrain Ríos
Superintendent of Securities and Insurance
Santiago

Ref.: Circular 1375.

Dear Sir,

In accordance with Section II.1, letters l) and m), of Circular 1375 of the Superintendency, I inform you of the following:

As of December 31, 2007, Inversiones Aguas Metropolitanas S.A. has (i) for the ADR 144-A program, one (1) registered holder which is CEDEFAST – DTC ("Caja de Valores") with 3,746,903 ADRs, and (ii) for the ADR Reg S program, one (1) registered holder which is CEDEFAST – DTC, with 5,819,147 ADRs. The above appears in a report sent by The Bank of New York (the depositary bank).

Yours sincerely,

Marta Colet Gonzalo
Chief Executive Officer
Inversiones Aguas Metropolitanas S.A.

File No. 82-35046

IAM

Santiago, January 16, 2008

Mr Guillermo Larrain Ríos
Superintendent of Securities and Insurance
Santiago

Ref.: Circular 1003.-

Dear Sir,

As requested by the Superintendency, I enclose Form No.1 of Circular 1,003 containing the current list of executives of Inversiones Aguas Metropolitanas S.A. at December 31, 2007.

Yours sincerely,

Marta Colet
Chief Executive Officer

FORM N° 1 EXECUTIVES'S INFORMATION

PAGE N° 01 de 01

I. COMPANY INFORMATION

1.1 NAME COMPANY	1.2 TAX N°	1.3 DATE	1.4 TYPE
Inversiones Aguas Metropolitanas S.A.	77.274.820-5	16-01-2008	01

II. EXECUTIVES'S INFORMATION

	II. 1 FIRST SUMAME	II. 2 LAST SUMAME	II. 3 NAMES	II. 4 TAX N°	II. 5 CHARGE
EXECUTIVE	Simón	Grimaldos	Angel	O-E	01
SPOUSE	Zorrilla	Diez	Concepción	O-E	
EXECUTIVE	Villarino	Herrera	Joaquin	9.669.100-9	01
SPOUSE	Fresno	Mackenna	Marta de los Angeles	8.701.236-0	
EXECUTIVE	Guijarro	Ferrer	Juan Antonio	O-E	01
SPOUSE					
EXECUTIVE	Chaussade		Jean Louis	O-E	01
SPOUSE					
EXECUTIVE	Chadwick	Piñera	Herman	4.975.992-4	01
SPOUSE	Larrain	Herrera	Maria Irene	5.279.408-0	
EXECUTIVE	Marcel	Collell	Mario	7.012.402-5	01
SPOUSE	Olivares	Barahona	Ana Maria	8.719.913-4	
EXECUTIVE	Ravinet	De la Fuente	Jaime	4.665.925-2	01
SPOUSE	Lyon	Parot	Ximena	6.083.699-k	
EXECUTIVE	Bague	Prats	Josep	14.709.334-9	01
SPOUSE	Pérez	Goñi	Maria Isabel	14.709.328-4	
EXECUTIVE	Butazzoni	Alvarez	Pedro	3.632.447-3	01
SPOUSE	Fontaine	Cox	Lucia	3.060.869-5	
EXECUTIVE	Amorós	Corbella	Xavier	O-E	01
SPOUSE					
EXECUTIVE	Martinez	Lacambra	Albert	48.098.679-5	01
SPOUSE	Calderón	Rubio	María José	48.099.666-6	
EXECUTIVE	Castro	Fernández	Rodrigo	10.570.170-5	01
SPOUSE	Arriagada	Alvarez	Maria Pia	10.294.143-8	
EXECUTIVE	Guerrero	Gutierrez	Ignacio	5.546.791-9	01
SPOUSE	Matta	Donoso	Carolina	8.269.643-1	
EXECUTIVE	Colet	Gonzalo	Marta	22.390.117-4	02
SPOUSE	Carmona	Moreno	Daniel	22.390.057-7	
EXECUTIVE	Suazo	Hormazábal	Giovano	12.159.264-9	02
SPOUSE	Droguett	Barra	Carolina Walquiria	12.085.848-3	
EXECUTIVE	Acuña	Solorza	Patricio	10.696.150-6	03
SPOUSE	Ceballos	Otarola	Gladys Ruth	11.052.573-7	

Marta Colet Gonzalo
CHIEF EXECUTIVE OFFICER

File No. 82-35046

3

REGISTER OF DIRECTORS S.V.S.

Date: **FEBRUARY 01, 2008**

NAME

INVERSIONES AGUAS METROPOLITANAS S.A.

TAX NO.

77.274.820-5

Directors :

ID No.	Paterna/maternal surname/given name	Cod. Position	Start date Day	Month	Year	Termination Say	Mth	Year	Cause of Termination
7.012.402-5	Marcel Cullel, Mario	D	25	4	2007	01	02	2008	Renewal
5.546.791-9	Guerrero Gutierrez, Ignacio	AD	25	4	2007	01	02	2008	Renewal
5.546.791-9	Guerrero Gutierrez, Ignacio	D	01	02	2008				

MARTA COLET GONZALO
Chief Executive Officer

File No. 82-35046

IAM

(4)

Mr. Guillermo Larrain Ríos
Superintendent of Securities and Insurance
Santiago

February 11, 2008

Dear Sir,

I provide below the information required by Circular 1246 of the Superintendency:

(1) INVERSIONES AGUAS METROPOLITANAS S.A.
(2) TAX NO. : 77.274.820-5
(3) FINANCIAL PERIOD :31/12/2007

TAX NO. OF PERSONS OF SAME BYSUSINESS GROUP (4)	*NAME OF PERSONS AND ENTITIES OF SAME BUISNESS GROUP (5)*	*REASONS FOR COMPRISING SAME BUSINESS GROUP (6)*	*CAUSES OF CONTROL (7)*
77.274.820-5	Inversiones Aguas Metropolitanas S.A.	(F) Inversiones Aguas del Gran Santiago S.A.	A y B
77.329.730-4	Inversiones Aguas del Gran Santiago S.A.	(A)	

Yours sincerely,

Marta Colet Gonzalo
Chief Executive Officer
Inversiones Aguas Metropolitanas S.A.

File No. 82-35046

IAM

(5)

Santiago, February 28, 2008

Mr Guillermo Larrain Ríos
Superintendent of Securities and Insurance
Santiago

Ref. Information Circular No.1368

Dear Sir,

We enclose the information requested at heading together with the detail of the fees paid to our external auditors at December 31, 2007.

Yours sincerely,

Chief Executive Officer
Inversiones Aguas Metropolitanas S.A.

- FEES PAID TO THE EXTERNAL AUDITORS

COMPANY REVISED:

NAME: Inversiones Aguas Metrpoolitanas S.A.
TAX NO.: 77.274.820-5
ADDRESS: Avda. El Golf 40, 13th floor, Las Condes
CITY: Santiago

EXTERNAL AUDITOR:

Name: Deloitte & Touche Sociedad de Auditores y Consultores Limitada
AUDITOR REGN. NO.: 27
PERIOD REVISED: December 31, 2007

FEES PAID		OWN
AUDIT FEES	Ch$	15.789.251
OTHER SERVICES	Ch$	2.821.477
DESCRIPTION OF WORK DONE:		
TOTAL FEES PAID	Ch$	18.610.728

DATE: February 28, 2008

NAME & SIGNATURE POF LEGAL REPRESENTATIVE:

IAM

6

Santiago, FEBRUARY 29, 2008

Mr Guillermo Larrain Ríos
Superintendent of Securities and Insurance
Santiago

Ref: Information Circular No. 979

Dear Sir,

We enclose the information requested in the Circular at heading, with the information at the close of the unconsolidated and consolidated financial statements at December 31, 2007 of Inversiones Aguas Metropolitanas S.A.

Yours sincerely,

Chief Executive Officer
Inversiones Aguas Metropolitanas S.A.

Deloitte

January 29, 2008

Inversiones Aguas Metropolitanas S.A. (ex Inversiones Aguas Metropolitanas Ltda.)
Santiago

Dear Sir,

As required by Circular 979 of the Superintendency of Securities and Insurance, we have applied certain procedures to the accounting records of the Company and its Subsidiaries inscribed with that Superintendency in order to determine whether there has been compliance during the year ended December 31, 2005 with the provisions of the joint circular of the Superintendency of Securities and Insurance and Superintendency of Banks and Financial Institutions No.960 of August 14, 1990. The procedures were applied are summarized in Appendix A.

The qualification of legality of a particular transaction corresponds in the last instance to the courts of justice and thus escapes from the area of professional competence of the independent auditors.

As a result of applying these procedures and considering that the credit transactions related directly with the business of the Company and its Subsidiaries, with their personnel and their related companies do not affect the provisions of the General Banking Law and the Securities Market Law, nothing came to our attention that led us to suppose that Inversiones Aguas Metropolitanas S.A. and its Subsidiaries inscribed with that Superintendency have carried out transactions that could be considered banking business or securities trading, as referred to in that joint Circular No.960.

This report relates exclusively to Inversiones Aguas Metropolitanas S.A. and its Subsidiaries inscribed with the Superintendency of Securities and Insurance and is issued only for the information and use of your board of directors.

Sincerely,

(Deloitte)

APPENDIX A: SUMMARY OF PROCEDURES APPLIED

GENERAL PROCEDURES

1. We met the Administration and Finance management of the Company to know in greater detail the different financing policies followed by it.

2. We enquired into the control mechanisms and procedures established for the Companys to prevent financing and repurchase agreements from breaching the provisions of the General banking Law and the Securities Market Law.

3. We read the minutes of the board meetings held during the year.

4. We read the correspondence exchanged with the SVS.

5. We made enquiries of the legal advisers of the Company and obtained letters of representation from them.

6. We obtained letters of representation from the management.

SPECIFIC PROCEDURES

7. We obtained the trial balance sheet and general ledger balances as of December 31, 2007 and:

    a. checked the balancing of the balance sheet with the audited financial statements.

    b. identified in the balance sheet the assets, liabilities, revenue and expense accounts related to the Company's financing and financial investment activities.

8. We selected a representative sample of the entries forming the asset and liability accounts at the year end, and the debits and credits made during the year in the income statement accounts, of all the accounts named in point 7 b).

9. For the selected entries, we analyzed the nature of the transaction and, to the extent we considered necessary, we read the contracts, revised the corresponding supporting documentation and made additional enquiries.

Deloitte

January 29, 2008

Inversiones Aguas Metropolitanas S.A. (ex Inversiones Aguas Metropolitanas Ltda.)
Santiago

Dear Sir,

As required by Circular 979 of the Superintendency of Securities and Insurance, we have applied certain procedures to the accounting records of the Company in order to determine whether there has been compliance during the year ended December 31, 2005 with the provisions of the joint circular of the Superintendency of Securities and Insurance and Superintendency of Banks and Financial Institutions No.960 of August 14, 1990. The procedures were applied are summarized in Appendix A.

The qualification of legality of a particular transaction corresponds in the last instance to the courts of justice and thus escapes from the area of professional competence of the independent auditors.

As a result of applying these procedures and considering that the credit transactions related directly with the business of the Company, with their personnel and their related companies do not affect the provisions of the General Banking Law and the Securities Market Law, nothing came to our attention that led us to suppose that Inversiones Aguas Metropolitanas S.A. has carried out transactions that could be considered banking business or securities trading, as referred to in that joint Circular No.960.

This report relates exclusively to Inversiónes Aguas Metropolitanas S.A. and is issued only for the information and use of your board of directors.

Sincerely,

(Deloitte)

APPENDIX A: SUMMARY OF PROCEDURES APPLIED

GENERAL PROCEDURES

1. We met the Administration and Finance management of the Company and its subsidiaries inscribed in the Superintendency of Securities and Insurance (SVS) to know in greater detail the different financing policies followed by them.

2. We enquired into the control mechanisms and procedures established for these companies to prevent financing and repurchase agreements from breaching the provisions of the General banking Law and the Securities Market Law.

3. We read the minutes of the board meetings held during the year.

4. We read the correspondence exchanged with the SVS.

5. We made enquiries of the legal advisers of the Company and subsidiaries inscribed in the SVS and obtained letters of representation from them.

6. We obtained letters of representation from the management of the Company and subsidiaries inscribed in the SVS.

SPECIFIC PROCEDURES

7. We obtained the trial balance sheet and general ledger balances as of December 31, 2006 of the Company and subsidiaries inscribed in the SVS, and carried out the following:

    a) We checked the balancing of the balance sheets with the audited financial statements.

    b) We identified in those balance sheets the assets, liabilities, revenue and expense accounts related to the companies' financing and financial investment activities.

8. We selected a representative sample of the entries forming the asset and liability accounts at the year end, and the debits and credits made during the year in the income statement accounts, of all the accounts named in point 7 b).

9. For the selected entries, we analyzed the nature of the transaction and, to the extent we considered necessary, we read the contracts, revised the corresponding supporting documentation and made additional enquiries.

Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

File No. 82-35046

Deloitte
Auditores y Consultores Ltda.
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8, 9 y 13
Providencia, Santiago
Chile
Fono: (56-2) 729 7000
Fax: (56-2) 374 9177
E-mail: deloittechile@deloitte.com
www.deloitte.com

Deloitte.

Independent Auditors' Report

To the Shareholders and Directors of
Inversiones Aguas Metropolitanas S.A.

We have audited the accompanying consolidated balance sheets of Inversiones Aguas Metropolitanas S.A. and subsidiaries (the "Company") as of December 31, 2007 and 2006 and the related consolidated statements of income and of cash flows for the years then ended. These financial statements (including the related notes) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The accompanying Reasoned Analysis and Significant Events do not form an integral part of these financial statements; therefore, our report does not cover them.

We conducted our audits in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Inversiones Aguas Metropolitanas S.A. and subsidiaries as of December 31, 2007 and 2006 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Chile.

The accompanying financial statements have been translated into English for the convenience of readers outside Chile.

Deloitte

January 29, 2008, except for Note 29, which is dated
February 1, 2008

File No. 82-35046

Balance Sheets

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

At December 31, 2007 and 2006 Assets	2007 ThCh$	2006 ThCh$
Current		
Cash and banks	196,608	141,457
Marketable securities, net	10,379,374	589,060
Trade accounts receivable, net	48,493,065	46,078,165
Notes receivables, net	1,724,461	3,836,920
Miscellaneous accounts receivable, net	371,915	205,818
Accounts receivable and notes from related companies	248,612	43,650
Inventories, net	2,172,423	1,787,146
Recoverable taxes	348,796	352,869
Prepaid expenses	290,581	296,471
Deferred taxes	1,577,317	1,138,015
Other current assets	2,222,062	2,074,165
Total current assets	**68,025,214**	**56,543,736**
Property, Plant and Equipment		
Land	38,819,148	38,438,934
Construction and infrastructure	1,086,362,319	1,073,555,093
Machinery and equipment	126,877,875	126,476,767
Other property, plant and equipment	12,665,191	12,641,947
Technical revaluation	5,225,658	5,256,064
Accumulated depreciation	(621,957,034)	(609,609,769)
Total property, plant and equipment	**647,993,157**	**646,759,036**
Other non-current Assets		
Goodwill	326,260,098	353,710,309
Negative goodwill	-	(1,109)
Long-term debtors	9,853,951	9,279,617
Deferred taxes	3,098,529	-
Intangibles	57,039,010	56,317,513
Accumulate amortization	(17,406,434)	(15,427,954)
Other	15,973,289	15,565,809
Total other non-current assets	**394,818,443**	**419,444,185**
Total Assets	**1,110,836,814**	**1,122,746,957**

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

At December 31, 2007 and 2006 Liabilities and Shareholders' Equity	2007 ThCh$	2006 ThCh$
Current Liabilities		
Short term banks liabilities	798	19,366,152
Short term of long-term banks liabilities	1,964,585	15,376,748
Bonds payable	19,778,482	14,484,533
Accounts payable	17,540,914	16,095,935
Notes payable	591,565	470,561
Sundry creditors	1,258,216	1,334,007
Accounts payable and notes to related companies	2,505,434	1,781,775
Provisions	19,077,153	19,322,687
Withholdings	9,046,254	8,028,822
Income taxes	2,014,935	228,785
Unearned income	4,333,346	2,185,159
Other	13,808	3,961
Total current liabilities	**78,125,490**	**98,679,125**
Long-term Liabilities		
Long term banks liabilities	84,066,667	53,721,480
Bonds payable	186,583,275	205,794,683
Notes payable	44,406,775	34,019,418
Sundry creditors	871,600	1,139,241
Provisions	11,963,353	9,592,304
Deferred taxes	-	3,949,992
Other	469,498	795,591
Total long-term liabilities	**328,361,168**	**309,012,709**
Minority Interest	**215,977,539**	**209,550,043**
Shareholders' Equity		
Paid-in capital	475,181,646	496,001,804
Other reserves	3,446,893	3,252
Retained earnings	62,089	326,436
Net income for the year	24,531,649	24,291,715
Interim dividends	(14,849,660)	(15,118,127)
Total shareholders' equity	**488,372,617**	**505,505,080**
Total Liabilities and Shareholders' Equity	**1,110,836,814**	**1,122,746,957**

The accompanying notes 1 to 32 are an integral part of these unconsolidated financial statements.

Statements of Income

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

At December 31, 2007 and 2006	2007 ThCh$	2006 ThCh$
Operating Income		
Operating Revenues	253,755,843	249,321,595
Operating Expenses	(98,494,814)	(98,375,196)
Gross Profit	155,261,029	150,946,399
Administrative and Sales Cost	(35,061,011)	(30,092,541)
Total Operating Income	**120,200,018**	**120,853,858**
Non-Operating Results		
Financial income	4,861,412	5,386,075
Other non-operating income	8,266,319	8,164,283
Amortization of goodwill	(27,458,457)	(27,428,540)
Financial expenses	(17,764,712)	(17,797,826)
Other non-operating expenses	(1,003,750)	(2,187,632)
Price-level restatement	6,103,222	1,698,050
Foreign exchange gain	4,945	65,259
Non-operating loss, net	**(26,991,021)**	**(32,100,331)**
Income before Income Taxes, Extraordinary Items and Minority Interest	93,208,997	88,753,527
Income Taxes	(20,246,656)	(19,449,777)
Minority interest	(48,431,801)	(45,012,109)
Amortization of Negative Goodwill	1,109	74
Net Income	**24,531,649**	**24,291,715**

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

Statements of Cash Flows

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

At December 31, 2007 and 2006	2007 ThCh$	2006 ThCh$
Cash Flows from Operating Activities		
Collection of trade accounts receivable	298,373,654	294,902,400
Financial income received	686,339	1,050,458
Other income received	2,721,896	2,561,252
Payments to suppliers and personnel	(100,755,570)	(103,990,559)
Payment of interest	(11,500,346)	(14,981,332)
Payment for income tax	(19,086,568)	(19,668,592)
Other expenses	(873,910)	(705,317)
VAT and other similar items paid	(33,039,307)	(32,641,489)
Net cash flows provided by operating activities	**136,526,188**	**126,526,821**
Cash Flows from Financing Activities		
Borrowings from banks	67,834,099	101,038,129
Proceeds from issuance of bonds	-	4,781,347
Other sources of financing	20,237,284	17,668,617
Dividends paid	(23,501,961)	(20,019,272)
Capital distribution	(19,703,716)	(36,421,859)
Repayment of loans	(67,046,660)	(108,476,917)
Repayment of bonds	(13,101,222)	(18,245,415)
Payment cost associated with issuance of bond	-	(384,520)
Other financing activities	(53,957,432)	(55,277,107)
Net cash flows used in financing activities	**(89,239,608)**	**(115,336,997)**
Cash Flows from Financing Activities		
Proceeds from sales of property, plant and equipment	5,585,225	128,738
Proceeds from sales of permanent investments	-	13,329,605
Purchases of property, plant and equipment	(40,468,922)	(48,102,070)
Payment of capitalized interest	(588,890)	(891,524)
Permanent investments	(4,032)	(4,275)
Other investing activities	(1,431,872)	(30,713)
Net cash flows used in investing activities	**(36,908,491)**	**(35,570,239)**
Net Increase (Decrease) in Cash Flows for the Year	**10,378,089**	**(24,380,415)**
Price level restatement of cash and cash equivalents	(906,938)	(579,612)
Net Increase (Decrease) in Cash and Cash Equivalents	**9,471,151**	**(24,960,027)**
Cash and Cash Equivalents at Beginning of the Year	1,372,953	26,332,980
Cash and Cash Equivalents at End of the Year	**10,844,104**	**1,372,953**

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

Reconcilation between Net Cash Flow Provided by Operating Activities and Net Income for the Year

At December 31, 2007 and 2006	2007 ThCh$	2006 ThCh$
Net income	24,531,649	24,291,715
Gain on sale of property, plant and equipment	(3,464,665)	(2,939,254)
Gain on sale of investments	(3,464,665)	(1,265,138)
Utilidad en venta de inversiones	-	(1,674,116)
Adjustments to reconcile net income to net cash provided by operational activities	**63.658.740**	**64,656,760**
Depreciation	36,115,335	35.818.870
Amortization of intangibles	2,331,527	2,250,484
Provisions and write-offs	4.484.277	1,375,757
Amortization of goodwill	27,458,457	27,428,540
Amortization of negative goodwill	(1,109)	(74)
Net price-level restatement	(6,103,222)	(1,698,050)
Net foreign exchange differences	(4,945)	(65,259)
Other credits to income that do not represent cash flow	(3,672,964)	(3,473,826)
Other charges to income that do not represent cash flow	3,051,384	3,020,318
Changes in operating assets (increases) decreases	**(4,308,705)**	**(8,310,751)**
Trade accounts receivable	(4,964,503)	(6,175,850)
Inventories	(473,977)	(669,899)
Other assets	1,129,775	(1,465,002)
Changes in operating liabilities increases (decreases)	**7,677,368**	**3,816,242**
Accounts payable related to operating income	(534.204)	(1,117,352)
Interest payable	3,413,205	1,291,088
Income taxes payable (net)	938,133	(954,460)
Other accounts payable	948,951	2,620,164
VAT and similar payments	2,911,283	1,976,802
Minority interest in net income	**48,431,801**	**45,012,109**
Net Cash Provided by Operating Activities	**136,526,188**	**126,526,821**

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

Notes to the Financial Satements

Inversiones Aguas Metropolitanas S.A.
For the years ended December 31, 2007 and 2006 (in thousands Chilean pesos, ThCh$).

1. Registration in the Securities Register

Inversiones Aguas Metropolitanas S.A., Aguas Andinas S.A., Aguas Los Domínicos S.A., Aguas Manquehue S.A., and Aguas Cordillera S.A. are registered in the Securities Register of the Superintendency of Securities and Insurance under numbers 0912, 0346, 0389, 0402, and 0975; respectively. As a result, such Companies are regulated by such superintendency.

2.- Summary of Significant Accounting Policies

a) Accounting period

These financial statements relate to the years between January 1 and December 31, 2007 and 2006, respectively.

b) Basis of preparation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile, as published by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance.

In the event of differences between the accounting principles generally accepted in Chile and the instructions of the Superintendency of Securities and Insurance, the instructions of the Superintendency of Security and Insurance will prevail.

c) Basis of presentation

Basis of presentation - For comparison purposes, the financial statements at December 31, 2006 and their respective notes have been restated off the books by 7.4%. This percentage corresponds to the variation in the Consumer Price Index during the last twelve months, with a one-month time lag.

For comparison purposes, re-classifications were made to some items to the financial statements of 2006.

d) Basis of consolidation

The consolidated financial statements include the assets, liabilities, results and cash flows of the Parent company and its subsidiaries. Transactions between the consolidated companies have been eliminated and the participation of the minority investors has been recognized under Minority Interest.

		Ownership percentage		2007	2006
Taxpayer ID	Company	Direct %	Indirect %	Total %	Total %
61,808,000-5	Aguas Andinas S.A.	50.1023	-	50.1023	50.1023
96,945,210-3	Ecoriles S.A.	-	100.000	100.000	100.000
96,828,120-8	Gestión y Servicios S.A.	-	100.000	100.000	100.000
96,568,220-1	Aguas Los Dominicos S.A.	-	100.000	100.000	99.9871
96,967,550-1	Análisis Ambientales S.A.	-	100.000	100.000	100.000
96,809,310-k	Aguas Cordillera S.A.	-	99.9903	9.9903	99.9900
89,221,000-4	Aguas Manquehue S.A.	-	100.000	100.000	100.000

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

e) Price-level restatements

The consolidated financial statements have been restated by 7.4% in 2007 and 2.1% in 2006 to reflect the effects of variations in the purchasing power of the local currency during each year, in accordance with accounting principles generally accepted in Chile.

Income statement balances were also restated to express them at year-end values.

f) Basis of currency translation

Assets and liabilities in Unidades de Fomento and/or foreign currencies are shown at their respective values and/or exchange rates at each year end, at the following rates:

	2007 Ch$	2006 Ch$
United States dollar	496.89	532.39
Unidad de Fomento (index-linked units of account)	19,622.66	18,336.38
Euro	730.94	702.08

g) Marketable securities

Marketable securities relate to investments in mutual funds units. These are shown at their redemption value at the closing date of these financial statements.

h) Inventories

Materials are shown at their restated cost which does not exceed their respective replacement costs at each year-end.

There is an allowance for obsolescence for disposable items remaining in stock for more than one year with no activity.

i) Allowance of doubtful accounts

The estimate of doubtful accounts depends on the age of the accounts receivable and the recovery record, as follows:

For the subsidiaries Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Domínicos S.A. and Aguas Manquehue S.A., a 100% allowance is provided for customers with debts past-due for over 8 months.

For the subsidia□

- "Non-government subsidized": In this case, an allowance of 100% of the account receivable converted into repayment plans is established in 2007. In 2006, the allowance amounted to 20%.

- "Government subsidized": In this case, an allowance of 55% of the account receivable converted into repayment plans is established and the remaining 45% is accrued as a commercial discount in 2007. In 2006, the allowance amounted to 40% and 45% was accrued as a commercial discount.

For the subsidiaries Aguas Manquehue S.A. and Aguas Los Domínicos S.A., an allowance of 100% of the account receivable converted into repayment plans is established in 2007. In 2006, the allowance amounted to 20%.

For the subsidiaries Gestión y Servicios S.A., Anam S.A. and Ecoriles S.A., a 100% provision is made for customer debts more than 120 days past due.

A 100% provision is made for past-due notes receivable.

j) Property, plant and equipment

For the subsidiary Aguas Andinas S.A., the assets transferred by the predecessor entity are shown at their restated appraisal values determined by independent consultants in a technical study made in 1977. Acquisitions after 1977 are shown at their restated cost.
The subsidiary Aguas Cordillera S.A. shows its specific accounts at cost, plus the incremental or discounted value resulting from technical appraisal performed in 1977, both restated.
The Company and subsidiaries record their property, plant and equipment at restated cost.
The property, plant and equipment include the main renewals and improvements. Maintenance costs or minor repair expenses are charged to income in the year in which they are incurred.
Work in progress include financing costs incurred until the assets are in a condition to be used, in accordance with Technical Bulletin No.31 of the Chilean Institute of Accountants.
Direct remu□

k) Depreciation of property, plant and equipment

Depreciation is calculated using the straight-line method on the restated book values over the remaining useful lives of the respective assets.

l) Leased assets

Lease agreemen□
Leased assets are valued and its depreciation is calculated according to the accounting principles generally accepted for the property, plant and equipment.
Assets acquired under lease agreements are not legally owned by the Company until it has exercised its purchase option and therefore the Company can not freely dispose them.

File No. 82-35046

m) Intangible assets

Water rights, easements, software, and other rights are shown at their restated cost net of amortization, in accordance with Technical Bulletin No.55 of the Chilean Institute of Accountants.

Water rights, easements, and other rights are being amortized over a period of 40 years from the date of acquisition or as from 1998 as it is believed that they will provide benefits during that period.

Software is being am□

n) Goodwill and negative goodwill

Goodwill represents the excess paid over the proportional equity value on the purchase date of the shares in Aguas Andinas S.A., and Aguas Cordillera S.A. Negative goodwill represents the discount obtained between the price paid and the proportional equity value on the purchase date of shares in Aguas Manquehue S.A. Goodwill and negative goodwill are amortized over a maximum period of 20 years from the date of acquisition as this is estimated period of return on the investment.

o) Transactions under resale agreements

Acquisitions of securities under resale agreements are valued as fixed-income investments and are shown in Other current assets, in accordance with Circular N°768 of the Superintendency of Securities and Insurance.

p) Bonds payable

This is the obligation for the placement of bonds issued by the subsidiary Aguas Andinas S.A. on the domestic market, shown at their nominal value plus indexation adjustments and interest accrued to the year-end. The discount incurred and the issue costs on the placement of the bonds, except as stated in the following paragraph, are deferred and amortized over their term, in accordance with Circular 1,370 of the Superintendency of Securities and Insurance.

q) Income tax and deferred taxes

The Company and subsidiaries have provided for income tax on the basis of their net taxable income determined in accordance with the provisions of the Income Tax Law. According to Technical Bulletin No.60 and other instructions from the Chilean Institute of Accountants and Circular 1,466 of the Superintendency of Securities and Insurance, the Company and subsidiaries record the effects of deferred taxes resulting from temporary differences, tax benefits related to tax loss carry-forwards, and other events that create differences between the financial and tax basis of assets and liabilities.

Some subsidiaries recorded these effects as from the beginning of the year 2000, recording deferred taxes arising on the accumulated temporary differences in asset and liability accounts with credits and charges, respectively, to complementary accounts which are amortized, affecting income tax for the period, over the weighted average reversal period. These complementary accounts are shown deducted from the corresponding deferred tax assets and liabilities that originated them.

r) Derivative contracts

In the year 2007 the subsidiary Gestión y Servicios S.A. has signed a currency hedge agreement with a financial institution, whereas in 2006 it was the Company that had signed a currency hedge agreement with a financial institution. These contracts have been designated as hedges of an existing item and have been assigned as financial hedge against foreign exchange fluctuations. They are shown in accordance with Technical Bulletin N°57 of the Chilean Institute of Accountants.

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

s) Severance payments

For the subsidiaries Aguas Andinas S.A., in July 2002, Aguas Cordillera S.A., in November 2002, and Aguas Los Domínicos, in December 2002, new union labor agreement came into force whose clause referring to severance payments stated that this will be paid as indicated in the Labor Code, while the amount accrued by the employees to those dates remained fixed and is adjusted quarterly in line with the Consumer Price Index. The contract for Aguas Andinas S.A. also established that employees who retire from the company, within 120 days of having reached the legal retirement age, will continue to accrue this benefit after July 2002, while for Aguas Cordillera S.A. and Aguas Los Domínicos, the contracts mentioned state that employees who retire from the company on reaching the retirement age, shall continue to accrue this benefit after November and December 2002, respectively.

The obligation of the subsidiaries for the accrued indemnity for employees up to July 2002 for Aguas Andinas S.A. and November and December 2002 for Aguas Cordillera S.A. and Aguas Los Domínicos, respectively, is accounted for at its present value, and the obligation for the additional indemnity that it is estimated to the employees who retire from the company will accrue, is provided for at its present value, calculated according to the a□

There are also individual contracts which are accounted for by the current value according to their terms.

Advances granted to personnel against such funds are shown as long-term debtors. These advances price level restated will be deducted from the final settlement, as stated in the respective contracts.

t) Revenue recognition

The Company's sales relate to Technological Support and are shown on an accrual basis.

Sales of the water company subsidiaries are recorded on the basis of the consumption read and billed to each customer, divided into monthly billing groups and valued in accordance with the tariff fixed by the Superintendency of Sanitation Services (SISS) for five-year period.

Consumption read but not billed at the year-end is also recorded at the tariff defined for each invoicing group.

u) Research and development costs

Expenses incurred in research and development studies which are not deemed viable projects, are charged to income in the year in which they are incurred. Otherwise, they form part of the costs of the corresponding work in progress.

v) Statement of cash flows

The Company and its subsidiaries consider as cash and cash equivalents its balances in cash, in unrestricted bank checking accounts, time deposits, marketable securities and repurchase/sale agreements whose redemption will take place within 90 days from the date the investment was made and that carry no significant loss risk at the time of redemption.

Cash flows from operating activities include revenues and expenses of the Company and its subsidiaries and all other income and expenses that are treated as non-operating in the Statement of Income.



File No. 82-35046

3.- Accounting Changes

The following changes in accounting estimates were made during 2007:

a) The subsidiaries Aguas Andinas S.A., Aguas Cordillera S.A. and Aguas Los Domínicos S.A. have union labor contracts with their employees which provide for indemnities in accordance with the Labor Code and an additional indemnity if they retire while being employed.
To calculate this additional indemnity, these subsidiaries use the present value of such obligations based on the accrued cost method for those who are covered by the collective contract and who they believe will remain employed until retirement age. The discount rate used for this calculation has been changed from 4.8% at December 2006 to 4.1% at December 2007, in accordance with a study made by the company.
The effect of this change amounts to a greater charge to income of ThCh$68,875.

b) The subsidiaries Aguas Andinas S.A. and Aguas Cordillera S.A. have agreed to deferred payments, for the past due debts of clients, through payment agreements which are collectible upon maturity of each of the installments. The debts with payment agreements are classified as "government subsidized", in the case of special agreements with customers of a lower socio-economic level and as "non-government subsidized" for the other payment agreements. During 2007 the companies increased the allowance of agreements classified as non-government subsidized from 20% to 100%; and in the case of the government subsidized agreements, it increased the allowance for doubtful accounts from 40% to 55%, accruing the remaining 45% as a commercial discount. In both cases, due to the low recovery of the verified debts in the previous year.
The subsidiaries Aguas Los Dominicos S.A. and Aguas Manquehue S.A. have agreed to deferred payments, for the past due debts of clients, through payment agreements which are collectible upon maturity of each of the installments. During 2007 the companies increased the allowance for doubtful accounts from 20% to 100%, due to the low recovery of the verified debts in the last year.
The effect of this change amounts to a greater charge to income of ThCh$2,761,344.

There have been no other accounting changes that could affect the comparison of these financial statements.

4.- Marketable Securities

Marketable securities are stated as indicated in Note 2g), according to the following.

Institution	Funds	Unit value	2007 ThCh$
Scotiabank	Clipper Serie B	19,739.0891	4,738,955
BCI	Competitivo Gamma	1,096.4868	5,640,419
Total			**10,379,374**

Instruments	Book Value	
	2007 ThCh$	2006 ThCh$
Mutual fund units	10,379,374	589,060
Total	10,379,374	589,060

5.- Short and Long-Term Debtors

Trade accounts receivable relate to the billings of subsidiaries Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Domínicos S.A., and Aguas Manquehue S.A. for consumption of drinking water, sewage services, sewage treatment and other associated services, with balances classified as short and long term.

The balance of trade accounts receivable includes an allowance for revenue accrued as at December 31, 2007 and 2006 of ThCh$13,677,484 and ThCh$15,015,143 respectively, corresponding to unbilled meter readings at the end of each year.

The debtors balance at December 31, 2007 of the subsidiary Aguas Andinas S.A. is split into Residential 80.65%, Commercial 16.71%, Industrial and others 2.64%, compared to Residential 80.40%, Commercial 16.43%, Industrial and others 3.17% at December 31, 2006.

For Aguas Cordillera S.A. the split is Residential 81.81%, Commercial 17.99%, Industrial and others 0.20%, compared to Residential 81.48%, Commercial 18.25%, Industrial and others 0.27% at December 2006.

For Aguas Los Domínicos S.A., the split is Residential 88.88%, Commercial 11.11%, Industrial and others 0.01%, compared to Residential 88.43%, Commercial 11.53%, Industrial and others 0.04% in 2006.

For Aguas Manquehue S.A., the split is Residential 71.53%, Commercial 28.36%, Industrial and others 0.11%, compared to Residential 71.10%, Commercial 28.47%, Industrial and others 0.43% in 2006.

The subsidiaries have set up allowances for doubtful accounts as follows:

a) An allowance for doubtful accounts has been provided by the subsidiaries as explained in Note 2 i), amounting to ThCh$15,167,199 and ThCh$12,967,418 respectively as of December 31, 2007 and 2006. Of these allowances at December 31, 2007 and 2006, ThCh$3,119,314 and ThCh$997,812 respectively were charged to income for the year. At December 31, 2007 and 2006, debts amounting ThCh$137,375 and ThCh$230,853, respectively were written off.

b) Provisions for commercial discounts relate to payment agreements of debts signed by customers of Aguas Andinas S.A. and Aguas Cordillera S.A., through which they can obtain a commercial discount if they fully comply with such agreement. Commercial discounts of ThCh$26,780 and ThCh$0 have been made during the years 2007 and 2006, respectively. This allowance is ThCh$3,755,528 and the charge to income at December 31, 2007 was ThCh$953,336 (ThCh$3,034,971 at December 31, 2006 and a charge to income for that year of ThCh$517,999).

Notes receivable is comprised mainly of promissory notes signed by customers as a result of agreements with property developers.

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

The balance of short-term sundry debtors as at December 31, 2007 and 2006 relates mainly to collection agreements through credit cards and accounts receivable from personnel.

The main component of long-term debtors relates to agreements signed with property developers and advances against severance payments, as indicated in Note 2r) and to trade accounts receivables net of their corresponding allowance.

	Current							Long-term	
	Up to 90 days		90 days to 1 year		Subtotal	Total Current (net)		2007	2006
	2007	2006	2007	2006	2007	2007	2006		
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts receivable	50,708,875	45,473,199	3,430,503	3,404,349	54,139,378	48,493,065	46,078,165	945,265	965,225
Allow. doubtful accountss	-	-	-	-	5,646,313	-	-	-	-
Notes receivabe	1,593,810	2,821,920	616,725	1,315,247	2,210,535	1,724,461	3,836,920	334,209	333,772
Allow. doubtful accounts	-	-	-	-	486,074	-	-	-	-
Sundry debtors	290,738	158,170	106,590	88,867	397,328	371,915	205,818	8,574,477	7,980,620
Allow. doubtful accounts	-	-	-	-	25,413	-	-	-	-
Total long-term debtors	-	-	-	-	-	-	-	9,853,951	9,279,617

6.- Balances and Transactions with Related Companies

Notes and accounts receivable:

Taxpayer No.	Company	Short-term	
		2007	2006
		ThCh$	ThCh$
59,066,560-6	Degremont S.A. Agencia en Chile	14,858	40,264
96,864,190-5	Brisaguas S.A.	1,172	482
77,030,800-3	Constructora ACSA Ltda.	637	684
59,094,680-K	Aguas de Levante S.A.	2,067	2,220
77,329.730-4	Inversiones Aguas del Gran Santiago Ltda.	163,195	-
76,938.110-4	Empresa Depuradora de Aguas Servidas Ltda.	66,683	-
Total		**248,612**	**43,650**

The accounts receivable from Inversiones Aguas del Gran Santiago Ltda. in 2007 relate to the reimbursement of expenses at a term of 30 days, without interest.
The accounts receivable from Degrémont S.A., Chilean Agency and Brisaguas S.A. relate to chemical and bacteriological laboratory analysis services, payable at 30 days without interests.
The debt of Constructora Acsa Ltda. and Aguas de Levante S.A. relates to sales of materials, payable at 30 days without interest.
Empresa Depuradora de Aguas Servidas Ltda. has purchased material and spare parts and has a pending balance, with maturity on January 31, 2008.

Notes and accounts payable:

Taxpayer No.	Company	Short-term 2007 ThCh$	Short-term 2006 ThCh$
59,046,220-9	Sociedad Gral. Aguas de Barcelona S.A.	-	997,745
59,066,560-6	Degremont S.A. Agencia en Chile	588,933	683,515
59,094,680-K	Aguas de Levante S.A.	55,425	75,222
59,096,940-0	ACSA AGBAR Construcción S.A.	65,388	-
96,864,190-5	Brisaguas S.A.	17,853	16,373
59,109,940-K	Norcontrol S.A. Agencia en Chile	-	3,182
96,847,530-4	Omnilogic Telecomunicaciones Chile	5,343	5,738
76,938,110-4	Empresa Depuradora de Aguas Servidas Ltda.	1,771,827	-
59,127,140-7	AGBAR Servicios Compartidos S.A.	665	-
Totales		**2,505,434**	**1,781,775**

The account payable to Sociedad General Aguas de Barcelona S.A. in 2006 related to a contract, entered into in 2001, expressed in Euros, which had a term of 5 years ending in 2006, with monthly invoicing, and interest-free payments, every 63 days.

With Degrémont S.A. Agencia en Chile there was a construction and operations contract for the La Farfana Sewage Treatment Plant, its billing was performed on a monthly basis and payable on the last day of the following month after the issuance of the payment statement. The pending balance corresponds to the withholding that will be paid once the contractual relationship has terminated (once all contract terms have been complied with).

The debt with Aguas de Levante S.A. relates to the purchase of materials, with payments at 30 days.

The debt with Acsa Agbar Construcción S.A. relates to withholdings made from payments under a pipes renewal contract.

The debt with Brisaguas S.A. relates to collections paid under contract.

The debt, payable at 30 days, with Norcontrol S.A. Chilean Agency, corresponds to quality control services. However, Norcontrol S.A. Chilean Agency, is no longer a related company at December 2007.

The debt with Omnilogic Telecomunicaciones Chile S.A. relates to maintenance services for radio-communication and transmission networks, payable at 30 days.

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

With Empresa Depuradora de Aguas Servidas Ltda. there exists an operations and maintenance contract of the La Farfana Sewage Treatment Plant, its invoicing is upon expired month, and is paid at 30 days after the approval of the payment statement.

The debt with Agbar Servicios Compartidos S.A. relates to purchases of pipes and is payable at 60 days.

The materiality criterion to inform the transactions with related parties relates to amounts in excess of ThCh$100,000.

Balances and transactions with related companies

Transactions

						2006	
Company	Taxpayer ID	Relationship	Transaction	Amount ThCh$	Effect on income (chage)/credit ThCh$	Amount ThCh$	Effect on income (chage)/credit ThCh$
Degremont S.A. Agencia en Chile	59,066,560-6	Related	Purchase of materials	210,350	(210,350)	-	-
Degremont S.A. Agencia en Chile	59,066,560-6	Related	Plant operation	7,723,207	(7,723,207)	4,618,044	(4,618,044)
Degremont S.A. Agencia en Chile	59,066,560-6	Related	Services	122,889	-	-	-
Degrémont S.A. Agencia en Chile	59,066,560-6	Related	Debt payment plant construction	-	-	1,641,460	-
Empresa Depuradora de Aguas Servidas Ltda.	76,938,110-4	Related	Plant operation	2,526,150	(2,526,150)	-	-
Empresa Depuradora de Aguas Servidas Ltda.	76,938,110-4	Related	Sale of materials	169,454	169,454	-	-
Degrémont Ltda.	77,441,870-9	Related	Sludge automation	1,419,673	-	833,421	-
CORFO	60,706,000-2	Related	Dividends paid	33,003,820	-	31,298,274	-
Soc. Gral. Aguas de Barcelona S.A.	59,046,220-9	Related	Consultancy received	-	-	2,765,662	(2,765,662)
Suez Lyonnaise Des Eaux	00,000,001-9	Related	Consultancy received	-	-	379,152	(379,152)
Inversiones Aguas del Gran Santiago Ltda.	77,329,730-4	Parent	Capital distribution	11,541,236	-	20,430,920	-
Inversiones Aguas del Gran Santiago Ltda.	77,329,730-4	Parent	Dividend distribution	13,626,277	-	12,222,966	-
Aguas de Levante S.A.	59,094,680-K	Related	Purchase of materials	485,265	(485,265)	1,404,651	(1,337,025)

7.- Deferred Taxes and Income Taxes

At December 31, 2007 and 2006, the detail of taxable income and other concepts is as follows:

	2007 ThCh$	2006 ThCh$
a) Net taxable income	122,399,782	110,548,417
b) Balance of taxed earnings	136,355,572	111,173,241
c) Tax (15%) credit for shareholders	122,428	266,275
Tax (16%) credit for shareholders	352,927	310,498
Tax (16.5%) credit for shareholders	740,846	873,627
Tax (17%) credit for shareholders	16,220,957	17,288,692
d) Tax loss (*)	-	(75,437)

(*) The tax losses relate to the Parent and the subsidiary Aguas Cordillera S.A. (formerly, Comercial Orbi II S.A.).

The upstream merger of the subsidiary Aguas Cordillera S.A. (taxpayer No. 80.311.300-9) led to a deferred tax arising from the recognition of the tax goodwill against equity. This was due to the fact that the merger was accounted for in accordance with Technical Bulletin No. 72 of the Chilean Institute of Accountants, dealing with business combinations under common control based on the pooling of interest methodology.

File No. 82-35046

e) The detail of the deferred taxes for 2007 and 2006 is a follows:

Deferred Taxes

Items	2007				2006			
	Deferred Tax Asset		Deferred Tax Liability		Deferred Tax Asset		Deferred Tax Liability	
	Short-term ThCh$	Long-term ThCh$	Short-term ThCh$	Long-term ThCh$	Short-term ThCh$	Long-term ThCh$	Short-term ThCh$	Long-term ThCh$
Temporary differences								
Allowance for doubtful accounts	1,046,827	1,531,631	-	-	533,946	1,670,517	-	-
Unearned income	131,523	22,684	-	-	322,911	26,560	-	-
Accrual for vacations	151,636	106,965	-	-	162,474	114,335	-	-
Leased assets	-	-	64,360	42,352	-	-	47,244	55,767
Depreciation	-	590,557	-	6,225,570	-	487,454	-	5,852,115
Severance indemnity	105,476	507,363	-	-	29,806	169,184	-	-
Other events	5,119	945,918	333	39,865	-	737,282	2,693	24,306
Provision for bonuses	5,303	-	-	-	6,457	-	-	-
Obsolete materials	12,704	-	-	-	-	-	-	-
Investment expenses related companies	-	-	14,679	235,973	-	-	14,678	263,127
Software	-	-	-	47,571	-	-	-	102,824
Bonds placement discount	-	-	235,459	1,817,563	-	-	242,757	1,992,069
Litigation	11,966	192,281	-	-	14,064	505,733	-	-
Deferred expenses	-	-	26,374	62,352	-	-	23,557	73,842
Water rigths	-	40,801	-	-	-	40,801	-	-
AFR KWH	-	-	-	-	3,239	-	-	-
Accrual for loss on disposal of assets	20,035	-	-	-	39,058	-	-	-
Accrual for repayment plans	419,391	219,048	-	-	356,989	158,956	-	-
Goodwill	8,542	6,773,945	-	-	-	-	-	-
Transaction on La Dehesa dam	-	174,376	-	-	-	-	-	-
Other								
Supplementary accounts-net of amortization	-	-	-	(464,206)	-	-	-	(503,236)
Total	1,918,522	11,105,569	341,205	8,007,040	1,468,944	3,910,822	330,929	7,860,814

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

Income Taxes

Item	2007 ThCh$	2006 ThCh$
Current income tax (tax provision)	(20,807,963)	(18,793,231)
Adjustment from prior year	(4,498)	(36,593)
Effect on assets or liabilities due to deferred taxes for the year	652,955	(549,125)
Tax benefit from tax losses	-	12,824
Effect of amortization of supplementary deferred tax asset and liability accounts	(39,030)	(43,192)
Other charges or credits	(48,120)	(40,460)
Total	(20,246,656)	(19,449,777)



File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

8.- Propery, Plants and Equipment

The composition of the fixed assets is as follows:

Item	2007 ThCh$	2006 ThCh$
Land	**38,819,148**	**38,438,934**
Landt	38,819,148	38,438,934
Construction and infrastructure	**544,491,292**	**535,264,509**
Gross value	1,086,362,319	1,073,555,093
Accumulated depreciation	(541,871,027)	(538,290,584)
Machinery and equipment	**57,475,965**	**65,339,994**
Gross value	126,877,875	126,476,767
Accumulated depreciation	(69,401,910)	(61,136,773)
Other property, plants and equipment	**2,266,601**	**2,865,453**
Gross value	12,665,191	12,641,947
Accumulated depreciation	(10,398.590)	(9,776,494)
Incremental value technical appraisal - net	**4.940.151**	**4,850,146**
Land	5,925,794	5,925,794
Distribution networks	1,464,289	1,571,894
Accumulated depreciation	(1,460,242)	(1,567,574)
Collector drains	(399,942)	(399,942)
Accumulated depreciation	295,251	282,996
Civil works	(1,297,788)	(1,368,955)
Accumulated depreciation	449,404	450,164
Machinery and equipment	(466,695)	(472,727)
Accumulated depreciation	430,080	428,496
Total - net	**647,993,157**	**646,759,036**

At December 31, 2007 and 2006, the detail of the depreciation charged to income is as follows:

Depreciation in:	2007 ThCh$	2006 ThCh$
Cost of sales	34,294,218	34,082,418
Administrative and sales expenses	1,821,117	1,736,452
Total	**36,115,335**	**35,818,870**

Aguas Andinas S.A. has sixty eight plots of land that were transferred free of charge by the Chilean State and are booked at a value of Ch$1 each. There are also fix□

There are also amounts which are contributions from third parties and these are governed by Decree Law 70 of 1988 of the Ministry of Public Works and by the provisions of clause 36 of D.S. MINECON Regulation 453 of 1989. These are explained in Note 32.

In 1989 and in accordance with Transitory Clause 3 of Decree Law 382 of 1988, the General Law on Sanitation Services, Aguas Cordillera S.A. removed from its accounts all assets financed by third parties and Chilean state assets.

As a result of the application of this regulation, the Company maintains an off-balance sheet physical control over those assets, but the calculations of the price-level restatement and depreciation of these assets do not affect its financial statements in any way. As these assets form part of the sanitation infrastructure that it has to operate and maintain, the mentioned off-balance sheet control is performed.

Capital Leases

For Aguas Andinas S.A., assets under capital leases were acquired from GTD Telesat S.A. and shown in Other, under an agreement for a 48-month term and an amount of ThCh$56,166.

For Aguas Cordillera S.A., the assets under capital leases were acquired from Teletronic S.A. and shown in Other, under an agreement for a 48-month term and an amount of ThCh$18,236.

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

9.- Goodwill and Negative Goodwill

As of December 31, 2007 and 2006, the balances of this account represent the differences between the acquisition value and the proportional equity value of the acquired company at the time of purchase, as follows:

Goodwill

Taxpayer No.	Company	2007		2006	
		Amortization for the year ThCh$	Balance goodwill ThCh$	Amortization for the year ThCh$	Balance goodwill ThCh$
61,808,000-5	Aguas Andinas S.A.	23,093,482	271,348,419	23,076,331	294,441,902
96,809,310-K	Aguas Cordillera S.A.	4,351,720	54,911,679	4,351,975	59,267,209
96,568,220-1	Agua Los Dominicos S.A.	13,255	-	234	1,198
Total		**27,458,457**	**326,260,098**	**27,428,540**	**353,710,309**

Negative Goodwill

Taxpayer No.	Company	2007		2006	
		Amortization for the year ThCh$	Balance negative goodwill ThCh$	Amortization for the year ThCh$	Balance negative goodwill ThCh$
89,221,000-4	Aguas Manquehue S.A.	1,109	-	74	1,109
Total		**1,109**	**-**	**74**	**1,109**

10.- Intangible

The balances as of December 31, 2007 and 2006 of the restated costs of intangible assets (Note 2 m) are as follows:

Item	2007 ThCh$	2006 ThCh$
Water rights	22,453,752	22,427,989
Leased water rights (1)	579,798	579,798
Rights of way	16,900,070	16,633,368
Software	9,693,997	9,266,217
Other rights (2)	7,395,600	7,395,600
Usufruct rights (3)	15,793	14,541
Subtotal	**57.039.010**	**56,317,513**
Accumulated amortization water rights	(4,868,270)	(4,299,502)
Accumulated amortization leasing (1)	(56,746)	(41,943)
Accumulated amortization rights of way	(3,477,271)	(3,056,101)
Accumulated amortization software	(7,987,252)	(7,198,403)
Amortization other rights (2)	(1,016,895)	(832,005)
Subtotal	**(17,406,434)**	**(15,427,954)**
Total net intangibles	**39,632,576**	**40,889,559**

Amortization for the year charge to cost of sales:

Item	2007 ThCh$	2006 ThCh$
Water rights	560,835	558,388
Leased water rights	14,803	14,803
Rights of way	421,168	414,279
Software	1,149,831	1,078,124
Other rights	184,890	184,890
Total amortization	**2,331,527**	**2,250,484**

(1) The water rights acquired under financial lease agreements signed on March 14, 2003 were registered as Intangible Assets.

(2) Relate to the purchase of gratuitous rights to drinking water consumption from the Municipality of Santiago, which are being amortized over 40 years.

(3) In October 2006 Aguas Andinas S.A. purchased one share issued by Aguas Cordillera S.A: (Formerly Comercial ORBI II S.A.) to Aguas Cordillera in usufruct.

Aguas Andinas S.A. has water rights to various natural sources, including Laguna Negra, Laguna Lo Encañado and Quebrada de Ramón, which were acquired gratuitously and have no value on the books.

The production of water supplies from various wells located in the Metropolitan Region for which Aguas Andinas S.A. and its subsidiaries have the water rights concessions were granted to it gratuitously by the Water Department of the Ministry of Public Works.

11.- Others Assets

The detail of these is as follows:

Item	2007 ThCh$	2006 ThCh$
Discount on bonds placement and issuance costs	10,691,548	11,718,053
Advances purchases fixed assets and intangible assets	3,062,543	1,086,913
Prepaid expenses	1,230,351	1,232,836
Refund reimbursable KW/H contributions	309,566	281,773
Unused assets	349,235	1,025,368
Others	330,046	220,866
Total	**15,973,289**	**15,565,809**

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

12.- Short Term Banks Liabilities

Included in this section are the loans that mature during the next twelve months and the provision for accrued interest on bank borrowings classified as short term:

Short-term

Taxpayer No.	Bank	(In pesos) Ch$		Total	
		2007 ThCh$	2006 ThCh$	2007 ThCh$	2006 ThCh$
97,004,000-5	Banco de Chile	-	1,974,812	-	1,974,812
97,032,000-8	Banco BBVA	-	8,290,013	-	8,290,013
97,023,000-9	Banco Corpbanca	798	4,799,721	798	4,799,721
97,006,000-6	Banco BCI	-	4,301,606	-	4,301,606
Total		**798**	**19,366,152**	**798**	**19,366,152**
Principal outstanding		-	**19,301,448**	-	**19,301,448**
Average annual interest rate		0.54%			

Long-term

Taxpayer No.	Bank	(In pesos) Ch$		Total	
		2007 ThCh$	2006 ThCh$	2007 ThCh$	2006 ThCh$
97,004,000-5	Banco de Chile	254,885	2,086,853	254,885	2,086,853
97,036,000-K	Banco Santander Santiago	497,250	4,471,629	497,250	4,471,629
97,032,000-8	Banco BBVA	786,500	8,818,266	786,500	8,818,266
97,023,000-9	Banco Corpbanca	425,950	-	425,950	-
Total		**1,964,585**	**15,376,748**	**1,964,585**	**15,376,748**
Principal outstanding		-	**15,086,120**	-	**15,086,120**
Average annual interest rate		7.00%	6.72%		

Percentage in local currency: 100%

13.- Long Term Banks Liabilities

This heading covers bank loans classified as long term.

Taxpayer No.	Bank	Currency/ indexation unit	Years to maturity: 2 to 3 ThCh$	Years to maturity: 3 to 5 ThCh$	Years to maturity: 5 to 10 ThCh$	Closing date current year: Total long-term at year end ThCh$	Annual interest rate Average	Closing date previous year: Total long-term at year end
97,004,000-5	Banco de Chile	In pesos Ch$	1,482,000	3,078,000	6,840,000	11,400,000	7.02%	10,203,000
97,036,000-K	Banco Santander - Santiago	In pesos Ch$	2,652,000	5,508,000	12,240,000	20,400,000	7.02%	17,527,680
97,032,000-8	Banco BBVA	In pesos Ch$	4,194,667	8,712,000	19.360,000	32,266,667	7.02%	25,990,800
97,023,000-9	Banco Corpbanca	In pesos Ch$	2,600,000	5,400,000	12.000,000	20,000,000	6.93%	-
Totales			10,928,667	22,698,000	50.440,000	84.066,667		53,721,480

Percentage in local currency: 100%

14.- Bonds Payable (Short and Long Term)

This heading covers the amounts owed to the public due to the issuance of bonds by the subsidiary Aguas Andinas S.A. in September 2001, December 2002, December 2005 and January 2006 on the domestic market.

In September 2001, Series B bonds were issued for U.F.1.8 million for a 21-year term with repayments beginning in 2008.

On October 10, 2002, the Superintendency of Securities and Insurance certified the registration of bonds for up to U.F.10 million. Of this amount, Series C bonds were issued with a nominal value of U.F.4.2 million and Series D with a nominal value of U.F.5.8 million.

In December 2002, Series C bonds for U.F.4.0 million were placed, with repayments starting in June 2005 and extending through to December 2010.

On December 9, 2005, the Superintendency of Securities and Insurance approved a new bond issue totaling U.F. 5.0 million (Series F), in order to finance the prepayment of the Series D bonds and refinance other obligations of Aguas Andinas S.A. in January 2006. The repayment will be performed half-yearly starting June 1, 2008 through to December 1, 2026.

On December 23, 2005, the Series E bonds were placed for U.F.1.65 million, with repayment in June 2012.

The corresponding accrued interest is shown in short-term liabilities.

The bond issuances carry no special collateral except for the general pledge over the Company's assets.

Inscription No. or instrument identification	Series	Nominal amount placed outstanding	Indexation unit	Interest rate %	Final maturity	Payment dates of Interest	Payment dates of Principal	Par value 2007 ThCh$	Par value 2006 ThCh$	Placement in Chile or abroad
Long-term bonds current portion										
266	BEMOS B1	4,516	UF	6.25%	01/09/2022	Semi-annual	Semi-annual	370,444	282,841	Chile
266	BEMOS B2	7,097	UF	6.25%	01/09/2022	Semi-annual	Semi-annual	582,128	444,464	Chile
305	BAGUA C1	166,667	UF	4.25%	01/12/2010	Semi-annual	Semi-annual	3,304,833	3,328,229	Chile
305	BAGUA C2	500,000	UF	4.25%	01/12/2010	Semi-annual	Semi-annual	9,914,492	9,984,681	Chile
305	BAGUA E	-	UF	4.0%	01/06/2012	Semi-annual	At maturity	106,867	107,252	Chile
305	BAGUA F	263,158	UF	4.15%	01/06/2026	Semi-annual	Semi-annual	5,499,718	337,066	Chile
Total current portion								19,778,482	14,484,533	
Long-term bonds										
266	BEMOS B1	695,484	UF	6.25%	01/09/2022	Semi-annual	Semi-annual	13,647,246	13,785,290	Chile
266	BEMOS B2	1,092,903	UF	6.25%	02/09/2022	Semi-annual	Semi-annual	21,445,664	21,662,599	Chile
305	BAGUA C1	333,333	UF	4.25%	01/12/2010	Semi-annual	Semi-annual	6,540,874	9,846,629	Chile
305	BAGUA C2	1,000,000	UF	4.25%	01/12/2010	Semi-annual	Semi-annual	19,622,662	29,539,906	Chile
305	BAGUA E	1,650,000	UF	4.0%	01/06/2012	Semi-annual	At maturity	32,377,389	32,493,898	Chile
305	BAGUA F	4,736,842	UF	4.15%	01/06/2026	Semi-annual	Semi-annual	92,949,440	98,466,361	Chile
Total long-term								186,583,275	205,794,683	

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

15.- Provosions and Write-Offs

The detail of provisions as of December 31, 2007 and 2006 is as follows:

Item	Current liabilities		Long-term liabilities	
	2007 ThCh$	2006 ThCh$	2007 ThCh$	2006 ThCh$
Accrued services	11,417,522	12,161,000	-	-
Bonus [1] and profit-sharing	3,015,763	2,718,949	-	-
Severance payments (Note 16)	1,579,213	1,033,992	10,906,836	9,550,482
Vacations accrued	1,521,181	1,628,287	-	-
Pending litigation	1,201,461	1,328,485	-	-
Accrual for losses on disposal of assets	117,852	229,752	-	-
Projects discarded (Pta de Aguila)	162,377	174,393	-	-
Other personnel benefits	50,288	9,123	-	-
Transaction over La Dehesa dam [2]	-	-	1,025,741	-
Others	11,496	38,706	30,776	41,822
Totales	**19,077,153**	**19,322,687**	**11,963,353**	**9,592,304**

(1) In Aguas Andinas S.A., these are shown net of advances made during the years ended December 31, 2007 and 2006 for ThCh$1,072,118 and ThCh$954,518, respectively.

(2) Relate to an agreement entered into on July 10, 2007 at the office of the notary public Mrs. María Gloria Acharan Toledo, by and between Aguas Cordillera S.A. and some developers, whereby it is stated that if Aguas Cordillera S.A. sells in the future the transferred plots of land, it would have to pay at least UF52,273.29, an amount which will offset the account receivable from the developers.

The amounts of write-offs are shown in Note 5 (Short and long term receivables).

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

16.- Severance Payments

At December 31, 2007 and 2006, the movement in the provisions for severance indemnities (including the short-term portion) is as follows:

	2007 ThCh$	2006 ThCh$
Initial balance	9,855,190	9,606,220
Increase in provision	2,603,107	1,644,122
Payments in the year	(590,314)	(922,884)
Price-level restatement	618,066	257,016
Total	**12,486,049**	**10,584,474**

The severance indemnity has been calculated in accordance with the explanation in Note 2 r).

The charge to income for these items, including the indemnities related to clause 161 of the Labor Code, at December 31, 2007 and 2006 amounts to ThCh$3,043,354 and ThCh$1,732,754 respectively.

The increase is generated by the change of the discount rate from 4.8% to 4.1%. The effect in net income of this change amounted to ThCh$68,875. During 2007, a provision was established for the voluntary retirement program which included 39 employees; its effect in net income was of ThCh$1,126,689.

File No. 82-35046

17.- Minority Interest

The Minority interest is as follows:

Name	Percentage of minority interest		Minority interest liability	
	2007 %	2006 %	2007 ThCh$	2006 ThCh$
Aguas Andinas S.A.	49.89766	49.89766	215,965,989	209,539,424
Aguas Los Dominicos S.A.	0.00000	0.01292	-	1,000
Aguas Cordillera S.A.	0.00997	0.00997	11,550	9,619
Total			**215,977,539**	**209,550,043**

Name	Percentage of minority interest		Minority interest income	
	2007 %	2006 %	2007 ThCh$	2006 ThCh$
Aguas Andinas S.A.	49.89766	49.89766	(48,430,169)	(45,011,642)
Aguas Los Dominicos S.A.	0.00000	0.01292	-	(131)
Aguas Cordillera S.A.	0.00997	0.00997	(1,632)	(336)
Total			**(48,431,801)**	**(45,012,109)**

In November 2007, Aguas Cordillera S.A. acquired 2 shares of its subsidiary Aguas Los Dominicos S.A., equivalent to 0.00259% of the total issued shares.

In December 2007, Aguas Cordillera S.A. acquired 7 shares of its subsidiary Aguas Los Domínicos S.A., equivalent to 0.00904% of the total issued shares.

In December 2007, Gestión y Servicios S.A. acquired 1 share of Aguas Los Dominicos S.A., equivalent to 0.00129% of the total issued shares.

18.- Changes in Shareholders' Equity

As established in article 10 of the Corporations Law 18,046, the proportional amount of the price-level restatement of capital was added to capital, this being divided at December 31, 2007 into 1,000,000,000 subscribed and paid shares.

Changes in the Company's equity position during 2007 and 2006 are as follows:

The Ordinary Shareholders' Meeting held on April 24, 2007 resolved the following:

To distribute accumulated earnings equivalent to ThCh$8,845,300. This was paid in cash according to their percentage holdings to the shareholders.

The Extraordinary Shareholders' Meeting held on April 24, 2007 resolved the following:

To decrease the Company's capital by ThCh$19,512,800. This was formalized through a deed dated May 28, 2007. Payment was made on July 25, 2007.

The board meeting held on September 26, 2007 agreed the following:

To distribute an interim dividend of ThCh$14,530,000 against the net income for 2007. This amount was distributed in cash, according to their respective shareholdings, to the shareholders on October 25, 2007.

The Ordinary Shareholders' Meeting held on April 27, 2006 resolved the following:

To distribute accumulated earnings equivalent to ThCh$5,974,400 (historic). This was paid in cash according to their percentage holdings to the shareholders.

The Extraordinary Shareholders' Meeting held on April 27, 2006 resolved the following:

To decrease the Company's capital by ThCh$33,609,900 (historic). This was formalized through a deed dated May 10, 2006. This was paid in cash according to their percentage holdings to the shareholders.

The board meeting held on September 27, 2007 agreed the following:

To distribute an interim dividend of ThCh$14,530,000 (historic) against the net income for 2006. This amount was distributed in cash, according to their respective shareholdings, to the shareholders.

Other reserves
As required by Technical Bulletin No.72 of the Chilean Institute of Accountants, paragraph 29, groups of companies under common control based on the methodology of pooling of interests, the Company recorded under the caption Other reserves the variations generated by the increase in investments by the subsidiary Aguas Andinas S.A. through the purchases of shares in Gestión y Servicios S.A., Aguas Cordillera S.A. (formerly, Comercial ORBI II S.A.) and Aguas Manquehue S.A., and the reduction in its participation in Aguas Cordillera S.A. through the disposal of 100% of the shares.

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

On August 31, 2007, Aguas Cordillera S.A. was dissolved, as Aguas Cordillera S.A., (formerly, Comercial Orbi II. S.A.), had bought all shares of this company. On September 1, 2007 both companies merged, as established in Technical Bulletin No. 72 of the Chilean Institute of Accountants, combinations of business under common control based on the pooling of interest methodology, recording an equity of ThCh$6,725,927 of which, Aguas Andinas recognized it held 99.99003% in the item Other reserves, equivalent to the participation it has in Aguas Cordillera S.A. As a consequence of this, Inversiones Aguas Metropolitanas S.A. recorded in Other Reserves the equity changes occurred in the subsidiary Aguas Andinas S.A.

2007 Item	Paid-in capital ThCh$	Other reserves ThCh$	Retained earnings ThCh$	Interim dividends ThCh$	Net income for the year ThCh$
Opening balance	461,826,633	3,028	303,944	(14,076,468)	22,617,984
Previous year net income distribution	-	-	8,541,516	14,076,468	(22,617,984)
Final dividend distribution	-	-	(8,845,300)	-	-
Capital distribution	(19,512,800)	-	-	-	-
Reserve Technical Bulletin No. 72	-	3,369,511	-	-	-
Price level restatement	32,867,813	74,354	61,929	(319,660)	-
Net income for the year	-	-	-	-	24,531,649
Interim dividends	-	-	-	(14,530,000)	-
Closing balances	**475,181,646**	**3,446,893**	**62,089**	**(14,849,660)**	**24,531,649**

2006 Item	Paid-in capital ThCh$	Other reserves ThCh$	Retained earnings ThCh$	Interim dividends ThCh$	Net income for the year ThCh$
Opening balance	485,871,812	-	285,884	(11,129,475)	17,103,981
Previous year net income distribution	-	-	5,974,506	11,129,475	(17,103,981)
Final dividend distribution	-	-	(5,974,400)	-	-
Capital distribution	(33,609,900)	-	-	-	-
Reserve Technical Bulletin No. 72	-	3,028	-	-	-
Price level restatement	9,564,721	-	17,954	56,532	-
Net income for the year	-	-	-	-	22,617,984
Interim dividends	-	-	-	(14,133.000)	-
Closing balances	**461,826,633**	**3,028**	**303,944**	**(14,076,468)**	**22,617,984**
Restated balances	**496,001,804**	**3,252**	**326,436**	**(15,118,127)**	**24,291,715**

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

Number of Shares

Series	No. Shares subscribed	No. Shares paid	No. Shares with voting rights
Unique Series	1,000,000,000	1,000,000,000	1,000,000,000

Capital

Series	Subscribed capital	Paid capital
Unique Series	475,181,646	475,181,646



File No. 82-35046

19.- Other Non-Operating Income and Expenses

The detail of other non-operating income and expenses at December 31, 2007 and 2006 is as follows:

	2007 ThCh$	2006 ThCh$
Other non-operating income		
Repayment plans and others [1]	1,253,640	1,691,052
Services to third parties [2]	1,411,702	1,709,334
Gain on sale of fixed assets [3]	3,464,665	1,265,138
Fines and indemnities from suppliers and contractors	944,722	685,826
Services to customers	269,242	336,081
Property rentals	247,459	257,663
Recognition of past-due obligations	100,255	113,954
Payment of damages	-	116,127
Sale of materials	158,066	88,539
Insurance refund	71,809	75,500
Gain on sale of shares [4]	-	1,674,116
Gain on derivative contract	11,844	-
Other	332,915	150,953
Total	**8,266,319**	**8,164,283**

	2007 ThCh$	2006 ThCh$
Other non-operating expenses		
Donations	224,566	154,767
Projects discarded and studies	659,216	820,432
Asset shortages	10,195	800,583
Irrecoverable property developer agreements	9,077	137,892
Fines	64	5,659
Legal expenses	29,631	46,326
Expenses on services to third parties	8,953	-
Loss on derivative contract	-	90,323
Consultancy on sale of shares	-	79,777
Other	62,048	51,873
Total	**1,003,750**	**2,187,632**

(1) Mainly relates to agreements signed with property developers under which Aguas Andinas S.A., Aguas Cordillera S.A. and Aguas Manquehue S.A. are obliged to add certain areas to their concession zones and to provide the public sanitation services in these indefinitely.

(2) Services for third parties relates to those services associated with the business, mainly engineering services.

(3) Includes income from the expropriation of land.

(4) In April 2006 the amount of 67,308,616 owned by the Company in Aguas Andinas S.A. were sold to third parties, with proceeds of ThCh$13,079,544 and a gain of ThCh$1,674,116.

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

20. - Price-Level Restatement

The detail of price-level restatements, calculated as stated in Note 2 e), is the following:

	Indexation unit	2007 ThCh$	2006 ThCh$
Assets			
Inventories	CPI	187,639	103,094
Property, plant and equipment	CPI	45,493,170	13,347,744
Goodwill	CPI	24,370,757	7,959,758
Other monetary assets	CPI	1,141,377	295,352
Intangibles	CPI	2,721,173	828,256
Other non-monetary assets	CPI	1,641,315	467,889
Other monetary assets	UF	988,092	131,584
Other non-monetary assets	UF	11,714	83,729
Income statements accounts	CPI	4,574,779	1,000,792
Total credits		**81,130,016**	**24,218,198**
Liabilities			
Shareholders' equity	CPI	(32,684,436)	(10,352,508)
Minority interest	CPI	(12,290,460)	(3,817,953)
Bonds payable	UF	(11,661,579)	(4,504,185)
Notes payable	UF	(1,184,449)	(316,471)
Borrowings from banks	UF	-	(2,188)
Monetary liabilities	UF	(3,878,993)	(298,023)
Monetary liabilities	CPI	(1,234,673)	(346,448)
Non-monetary liabilities	CPI	(458,018)	(120,042)
Non-monetary liabilities	UF	(275,062)	(108,069)
Income statements accounts	CPI	(11,359,124)	(2,654,261)
Total charges		**(75,026,794)**	**(22,520,148)**
Gain from price-level restatement		**6,103,222**	**1,698,050**

21.- Foreign Exchange Differences

Exchange differences during the years ended December 31, 2007 and 2006 were as follows:

Item	Currency	2007 ThCh$	2006 ThCh$
Assets			
Cash and banks	US dollar	(470)	3,605
Other assets	US dollar	(168)	(72)
Other assets	Euros	(172)	372
Inventories	US dollar	-	29,790
Marketable securities	Euros	160	46,339
Total credits (charges)		**(650)**	**80,034**
Liabilities			
Accounts payable	US dollar	1,241	(8,608)
Accounts payable	Euros	(1,184)	(6,601)
Other liabilities	Euros	(1,618)	(1,281)
Withholdings	US dollar	7,113	(7,169)
Withholdings	Euros	-	(319)
Accounts payable related companies	US dollar	-	9,203
Other	US dollar	43	-
Total charges (credits)		**5,595**	**(14,775)**
Gain from exchange differences		**4,945**	**65,259**

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

22.- Share and Bond Issue and Placement Cost

During the months of September 2001, December 2002, December 2005 and January 2006 the subsidiary Aguas Andinas S.A. issued and placed bonds on the domestic market. In accordance with Circular 1,370 of the Superintendency of Securities and Insurance, the issuance and placement costs relating to credit-rating agencies, stamp tax and other general expenses were capitalized. These expenses are included in Other of non-current assets and are broken down as follows:

Bonds	Gross capitalized expenses 2007 ThCh$	Gross capitalized expenses 2006 ThCh$	Period of amortization years
Series B	583,113	583,113	21
Series C	1,379,830	1,379,830	8
Series E	134,216	134,216	6.5
Series F	2,170,147	2,170,147	21
Total	**4,267,306**	**4,267,306**	

23.- Statement of Cash Flows

In the Statement of cash flows, cash equivalents consist of financial investments, including marketable securities and resale agreements with terms of less than 90 days from their investment dates. The detail of the balance of cash and cash equivalents is as follows:

	2007 ThCh$	2006 ThCh$
Cash and banks	196,608	141,457
Marketable securities	10,379,374	589,060
Other current assets	268,122	642,436
Balance of cash and equivalents	**10,844,104**	**1,372,953**

File No. 82-35046

Cash flows from financing activities:

The financing activities that generated cash flows in 2007 and 2006 under the heading of Other sources of financing, represent the collection of Reimbursable financing contributions performed by the Company as established in current legislation (Decree Law N°70 of 1988).

The other disbursements for financing correspond to the prepayments of promissory notes for reimbursable financing contributions.

Cash flows from investment activities:

Investment activities committing future cash flows for the Subsidiaries relate to accrued work in progress whose amounts at December 31, 2007 and 2006 were ThCh$11,062,349 and ThCh$8,644,607, respectively.

The other investment disbursements relate to payments for rights of way and expropriation.

24.- Derivative Contracts

At December 31, 2007, the subsidiary Gestión y Servicios S.A. has a derivative contract with a financial institution to hedge foreign exchange risks according to the following details. This has been valued in accordance with the criteria described in Note 2 r).

Type of derivative	Type of contract	Description of the contracts						Value of item hedged ThCh$	Book accounts affected			
		Value of contract ThCh$	Maturity or expiry	Specified item	Position Purchase/ Sale	Entry or transaction hedged			Asset / Liabilities		Effect on Result	
						Name	Amount ThCh$		Name	Amount ThCh$	Realized	Unrealized ThCh$
FR	CCPE	433,350	1st Quarter	Exchange Rate	P	Unearded Income	430,208	418,294	Other Current Liabilities	13,808	-	12,618

25.- Contingencies and Restrictions

a) Direct guarantees

The subsidiaries have provided guarantee policies and performance bonds in favor of third parties in the amounts of ThCh$11,635,826 and ThCh$18,056,826 at December 31, 2007 and 2006, respectively. See next table for details.

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

Name	Type of guarantee		Type	Assets affected		Balances outstanding on the date of close of financial statements	
	Name	Relationship		Type	Book value ThCh$	2007 ThCh$	2006 ThCh$
S.I.S.S.	AGUAS ANDINAS S.A	SUBSIDIARY	PERFORMANCE BOND			4,732,027	4,442,848
S.I.S.S.	AGUAS ANDINAS S.A.	SUBSIDIARY	GUARANTEE POLICY			341,827	7,569,197
SERVIU METROPOLITANO	AGUAS ANDINAS S.A	SUBSIDIARY	PERFORMANCE BOND			2,225,686	1,344,642
MOP. DIRECC. GRAL.	AGUAS ANDINAS S.A	SUBSIDIARY	PERFORMANCE BOND			173,366	-
DIRECTOR DE VIALIDAD	AGUAS ANDINAS S.A	SUBSIDIARY	PERFORMANCE BOND			70,347	-
I. MUNICIPALIDAD DE PROVIDENCIA	AGUAS ANDINAS S.A.	SUBSIDIARY	PERFORMANCE BOND			22,097	22,176
I. MUNICIPALIDAD DE SANTIAGO	AGUAS ANDINAS S.A.	SUBSIDIARY	PERFORMANCE BOND			18,233	18,319
MOP	AGUAS ANDINAS S.A	SUBSIDIARY	PERFORMANCE BOND			15,104	-
DIRECC. OBRAS HIDRAULICA	AGUAS ANDINAS S.A	SUBSIDIARY	PERFORMANCE BOND			10,911	12,174
CHILECTRA S.A	AGUAS ANDINAS S.A	SUBSIDIARY	PERFORMANCE BOND			9,811	9,846
I. MUNICIPALIDAD DE RENCA	AGUAS ANDINAS S.A	SUBSIDIARY	PERFORMANCE BOND			6,000	6,981
I. MUNICIPALIDAD DE PEÑALOLEN	AGUAS ANDINAS S.A	SUBSIDIARY	PERFORMANCE BOND			5,887	-
I. MUNICIPALIDAD DE SAN BERNARDO	AGUAS ANDINAS S.A.	SUBSIDIARY	PERFORMANCE BOND			5,887	5,908
SECRETARIA REG. M.	AGUAS ANDINAS S.A	SUBSIDIARY	PERFORMANCE BOND			3,546	-
EMPRESA FERROCARRILES	AGUAS ANDINAS S.A.	SUBSIDIARY	PERFORMANCE BOND			2,590	2,599
I. MUNICIPALIDAD DE LAS CONDES	AGUAS ANDINAS S.A.	SUBSIDIARY	PERFORMANCE BOND			3,000	1,074
I. MUNICIPALIDAD DE LA GRANJA	AGUAS ANDINAS S.A	SUBSIDIARY	PERFORMANCE BOND			1,177	1,181
S.I.S.S.	AGUAS MANQUEHUE S.A.	SUBSIDIARY	PERFORMANCE BOND			1,428,432	584,949
S.I.S.S.	AGUAS MANQUEHUE S.A.	SUBSIDIARY	GUARANTEE POLICY			471,533	473,229
I. MUNICIPALIDAD DE LO BARNECHEA	AGUAS MANQUEHUE S.A.	SUBSIDIARY	PERFORMANCE BOND			-	1,234
SERVIU REGION METROPOLITANA	AGUAS MANQUEHUE S.A.	SUBSIDIARY	PERFORMANCE BOND			-	324,028
I. MUNICIPALIDAD LO BARNECHEA	AGUAS MANQUEHUE S.A.	SUBSIDIARY	GUARANTEE POLICY			-	443,221
SOC.CONSECIONARIA AUTOPISTA NORORIENTE	AGUAS MANQUEHUE S.A.	SUBSIDIARY	PERFORMANCE BOND			39,245	-
CONDOMINIO POLO DE MANQUEHUE I	AGUAS MANQUEHUE S.A.	SUBSIDIARY	PERFORMANCE BOND			39,245	-
S.I.S.S.	AGUAS LOS DOMINICOS S.A.	SUBSIDIARY	PERFORMANCE BOND			117,245	117,667
I. MUNICIPALIDAD DE LAS CONDES	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			5,500	2,685
I. MUNICIPALIDAD DE VITACURA	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			39,245	39,387
I. MUNICIPALIDAD DE LO BARNECHEA	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			9,811	9,846
S.I.S.S.	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			699,155	1,622,688
S.I.S.S.	AGUAS CORDILLERA S.A.	SUBSIDIARY	GUARANTEE POLICY			674,721	677,149
SERVIU METROPOLITANO	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			95,318	29,542
CHILECTRA S.A.	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			1,177	1,181
MINISTERIO DE OBRAS PÚBLICAS	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			292,024	293,075
TESORERO MUNICIPAL MAIPU	ANAM S.A.	SUBSIDIARY	PERFORMANCE BOND			692	-
AGUAS DEL ALTIPLANO	ANAM S.A.	SUBSIDIARY	PERFORMANCE BOND			500	-
CODELCO	ANAM S.A.	SUBSIDIARY	PERFORMANCE BOND			1,962	-
FERROVIAL AGROMA	GESTION Y SERVICIOS S.A.	SUBSIDIARY	PERFORMANCE BOND			72,525	-

b) Pending lawsuits

The following are the main outstanding lawsuits:

Court: 11th Civil Court of Santiago; Case file: 5716-1999

Aguas Andinas S.A. was sued severally by a gas company for damages to a pipeline made by a construction company. Aguas Andinas S.A. alleges that it has no responsibility in this incident as it has no relationship whatsoever with the cause of the damage. The amount demanded is ThCh$85,816, plus indexation and interest. Sentence has been passed at the first instance rejecting the suit against Aguas Andinas S.A. accepting only a part of the suit against the construction company for a far lower figure. The gas company has appealed and asked that the suit be entirely accepted, also against Aguas Andinas S.A.

Court: 14th Civil Court of Santiago; Case file: 169-2003

A company sued Aguas Andinas S.A. seeking the absolute nullity of Sociedad Gestión y Servicios S.A. in which Aguas Andinas S.A. had a 1% participation at the time of the demand.

The first instance final sentence was given rejecting the demand in all its parts and condemning the plaintiff to pay the costs. The plaintiff has appealed.

Court: 5th Civil Court of Santiago; Case file: 3684-2001

Aguas Andinas S.A. was sued for the payment of an indemnity for extra-contractual liability for environmental damage in breach of Law 19,300. It is claimed that the failure to arrive at a prompt and adequate solution to the emission of bad odors from the Santiago Poniente Plant and subsequently from the La Farfana Plant, caused the prolonged suffering or moral damage to the neighbors, in addition to enormous financial damage as a result of the drop in the value of their properties. Amount involved: U.F.81,848. Current status: Discussion period has concluded, and the judge has requested the parties to provide evidence, as of December 31, 2007 the parties had not been notified. Sentence estimation: There is a moderate possibility of success in this case as the suit lacks a solid foundation. Current status: Sentence is pending on the provision of evidence.

There is a second lawsuit presented at the 11th Civil Court of Santiago, Case file 3541-2004 for U.F.506,594. Two other lawsuits have been presented which were requested to be added to this case: 20th Civil Court of Santiago, Case file: 7900-2046 for U.F.81,848 and 25th Civil Court of Santiago, Case file: 8305-2006, for U.F.42,161, plus indexation and interests.

Court: 19th Civil Court of Santiago; Case file: 2632-2004

A private individual is requesting the reversal of the sale of some water rights to Aguas Andinas S.A. through a third party, sustaining that this has violated his rights. He is demanding the restitution of the water rights that were acquired for U.F. 5,525. Current status: Sentence has been passed, noti□

11th Civil Court of Santiago; Case No.13.214 - 2004
Aguas Andinas S.A. was sued for damages and extra-contractual liability for environmental damage, an offense under Law 19,300. It is claimed that the failure to arrive at a prompt and adequate solution to the emission of bad odors from the Santiago Poniente Plants and subsequently from the La Farfana Plant, caused the prolonged suffering or moral damage to the neighbors, in addition to an enormous financial damage as a result of the drop in the value of their properties.

Amount demanded: U.F. 410,759 plus indexation and interest. Current status: First instance - discussion period. Exceptions were presented in order to correct irregularities in the suit. There is a moderate possibility of success; the result will depend on the proof of damages submitted. The court process has not yet commenced.

18th Civil Court of Santiago; Case No. 322-2005
Aguas Andinas S.A. was sued for technical faults and defects at the La Farfana Sewage Plant, causing bad odors that have affected the physical and psychological health of the neighbors.

Amount demanded: ThCh$3,890,000 plus indexation and interest.

It is believed that it is improbable that damage can be shown to have affected or put at risk the psychological or physical health of the plaintiffs from the bad odors, at the most the damage could be related to nuisances to the neighborhood. Current status: Sentence has not yet been passed.

A second lawsuit filed at the 19th Civil Court of Santiago (Case file 1105-2006) for ThCh940,000 was added to this case.

5th Civil Court of Santiago; Case No. 10852-2005
Aguas Andinas S.A. was sued for its civil liability for the accidental death of Mario Cañete Muñoz, a worker at the Kennedy-Estoril works. Amount demanded ThCh$110,000, approximately, plus indexation, interests and costs. Current status: Evidence period. Expected result: the claim should be rejected as Aguas Andinas had not requested the execution of these works.

24th Civil Court of Santiago; Case No. 6539-2006
A company is suing CORFO for the restitution of land at a property in Avenida Andrés Bello, Las Condes. Such land was acquired by CORFO from Aguas Andinas S.A. in September 1999.

Amount claimed: undetermined. Current status: Evidence period. Expected result: The claim should be rejected.

27th Civil Court of Santiago; Case No. 552-2007
Aguas Andinas S.A. was sued, as well as other entities, by a private individual who pretends the nullity of the DGA Resolution 3268, which approved the works of the emissary El Trebal, Supreme Decrees No. 76 and No. 100 of the Economy Ministry which establish the tariff formulas for the periods between 200-2005 and 2005-2010, respectively.

Amount claimed: undetermined. Current status: Discussion period. Expected result. The claim should be rejected.

Court: Arbitrage Center of the Chamber of Commerce; Case file: 744-2007

A contractor sued Aguas Andinas S.A. for the payment of additional costs incurred in the works related to the renewal of networks in the areas of Yarur II and Sewage drain Arturo Prat.
Amount claimed: ThCh$170,000, plus indexation and interests. Current status: Evidence period. Expected result: A favorable result for Aguas Andinas S.A. is expected.

Case No.4693-99, 11th Civil Court of Santiago. Demand for damages file by 79 neighbours of the district of Lo Barnechea concerning supply problems on October and November 1996. The demand is for ThCh$728,626. The discussion period has finished. There are good probabilities that the Company will win the case.

Case No. 1158-2002, 8th Civil Court of Santiago. Demand for moral damages following dismissal for dishonesty by a former employee of the Company, which was declared as unjustified by the Supreme Court. Demand ThCh$140,000. State: sentence favourable to the Company. The plaintiff presented an appeal. It is probable that the Court will confirm the first instance sentence.

Case No. 1189-2004, 19th Civil Court of Santiago
Claim of fine for non-compliance of the written orders and instruction of the SISS by not sending on time information for the "sewage treatment coverage" and "drinking water production" process.

Resolution 426 of February 9, 2004 for 10 UTA. State: Sentence unfavorable; appeal has been presented, there is a probability that the fine will be reduced.

Case No. 2829-2003, 7th Civil Court of Santiago. Claim against Resolution 1194 of May 19, 2003 that applied a fine of 26 UTM concerning discharges from the Los Trapenses sewage treatment plant on July 16, 2002 that exceeding the legally allowed limit.

Current status: Appeal has been conceded to sentence rejecting the claim. Expected result: Low probabilities of success; the applied fine will probably be maintained.

Case No. 1134-2004, 7th Civil Court of Santiago. Claim of fine for non-compliance of the written orders and instruction of the SISS by not sending on time information for the "sewage treatment coverage" and "drinking water production" process. Current status: Unfavorable sentence. Appeal has been presented. Expected result: It is probable that the sentence will be confirmed.

Case No. 15.178-2006, 27th Civil Court of Santiago. Claim against Resolution No. 554 that applied a fine of 30 UTA, due to the non-compliance of the written orders and instruction of the SISS by not sending on information on costs and expenses for 2004. Current status: Claim has been presented. Expected result: Low probabilities that the fine will be reduced.

Case No. 764-2003, Lower Court of Colina. The Owners' Community of the Condominium Los Algarrobos IVA and IVB, filed a lawsuit due to noise coming from the discharge of water to the Quebrada Las Ñipas, coming from the sewage water treatment plant located in the Condominio Polo de Manquehue, and has requested its closing. In addition they request the withdrawal of all piping installed at that location. Current status: Sentence should be passed. Expected result: According to the documents of the lawsuit, the claim should not be accepted. Amount: Undetermined.

Other lawsuits of lower amounts that could result unfavourable for the Subsidiaries are:

a) Aguas Andinas S.A. The amounts involved in lawsuits with favorable outcome go back to 2002 and amount to ThCh$111,000, plus indexation and interests. The lawsuits that could be unfavorable for the Company correspond to nine labor lawsuits in which the Company was sued solidarily for ThCh$52,100, between 2003-2007.

Three claims related to the Company's line of business, which are covered by hired insurances, the amounts involved amount to ThCh$164,000.

b) Aguas Cordillera S.A. there exist two claims for activities related to the line of business, which have been accrued at the closing of the financial statements in the amount of ThCh$49,280.

The management, together with their legal advisers, considers that the above lawsuits will have no material effect on the financial statements. Nevertheless, provisions have been recorded, as indicated in Note 15.

c) Bond issuance covenants

The Subsidiary Aguas Andinas S.A. has the following restrictions and obligations arising from the issuance of bonds on the domestic market:

1. Send to the bond-holders' representative a copy of the quarterly and annually audited unconsolidated and consolidated financial statements and of the subsidiaries registered with the Superintendency of Securities and Insurance, within the same time limits set by the Superintendency of Securities and Insurance together with all the public information reported to that Superintendency.

2. Record in its books any provisions for adverse contingencies that may arise and which, in management's opinion, should be reflected in its own and/or its subsidiaries' financial statements

3. Maintain insurance coverage that reasonably protects its assets including its main offices, buildings, plants, office furniture and equipment and vehicles, in accordance with normal practices for similar businesses.

4. The Company ensures that its transactions with its subsidiaries and other related parties are carried out in equitable conditions similar to those normally prevailing in the market.

5. Maintain a debt ratio no greater than 1.5:1, calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the ratio of liabilities to shareholders' equity.

6. The Company may not sell, assign or transfer essential assets (public-utility concessions granted by the S.I.S.S for Greater Santiago), except for contributions or transfers of essential assets to subsidiary companies.

d) Bank loan restrictions

The subsidiary Aguas Andinas S.A. has the following obligations and restrictions contained in loan agreements with several local banks:

1. A debt ratio not greater than 1.5:1, calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the ratio of liabilities to shareholders' equity.

2. Prohibition on the disposal or loss of title over essential assets except for contributions or transfers of essential assets to subsidiaries.

3. Send to the different banks with which the Company has credit facilities, a copy of its quarterly and audited annual unconsolidated and consolidated fi□

4. Record in its books any provisions for adverse contingencies that might arise and which, in the management's opinion, should be reflected in the Company's financial statements.

5. Maintain insurance cover that reasonably protects its assets including its main offices, buildings, plants, inventories, office furniture and equipment and vehicles, in accordance with normal practices for similar businesses.

6. Send a c□

7. Prohibition on the payment of dividends if there is a case of past due payments or delays in the payment of some loan installment, except for the obligatory minimum dividend.

8. Maintain a financial expense coverage ratio of at least 3:1 calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the ra□

9. Prohibition on the liquidation or dissolution of the Company, its operations or the business in which it engages; or to participate in any action or contract with the purpose of creating a merger or a consolidation, except in the case of a merger with its present subsidiaries.

10. The Company ensures that its transactions with its subsidiaries and other related parties are carried out in equitable conditions similar to those normally prevailing in the market.

The subsidiaries comply with all provisions established by DFL No. 382 of the General Law on Sanitary Services, of 1988, as well as its Regulations (D.S. MOP No. 1199/2004, published in November 2005).

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

26.- Guarantees Received from third Parties

At December 31, 2007 and 2006, the Subsidiaries have received documents in guarantee for ThCh$27,133,529 and ThCh$21,979,906, respectively, arising mainly from work contracts with construction companies to guarantee full compliance with their conditions. There are also other guarantees to ensure the compliance of service and materials supply contracts to ensure their timely provision or delivery.

The following is a detail of the more significant bank guarantees received as at December 31, 2007:

Aguas Andinas S.A.

Contractor	Amount ThCh$	Due date
Chilectra S.A.	196,227	08/01/2008
Jara Gumucio S.A.	207,000	01/02/2008
Soc. General de Montajes S.A.	227,332	01/31/2008
Arauco S.A.	250,000	03/28/2008
Constructora Con-Pax S.A.	250,000	03/28/2008
KDM S.A.	294,340	12/31/2008
Acciona Infraestructura S.A.	300,000	03/12/2008
Acciona Infraestructura S.A.	300,000	03/12/2008
Constructora OAS Ltda.	600,000	03/12/2008
Dragados S.A.	600,000	03/15/2008
Tejofran de Saneamiento y Servicios Ltda.	600,000	03/20/2008
Obrascon Huarte Lain S.A	600,000	03/31/2008
Degrémont Ltda.	300,227	04/25/2008
C. de Petróleos de Chile Copec S.A.	329,952	03/20/2008
ING. y Construccion MST S.A.	371,404	01/31/2008
ING. y Construcción MST S.A.	371,404	11/09/2009
Acciona Infraestructura S.A.	500,000	03/12/2008
Constructora OAS Ltda.	500,000	03/12/2008
Dragados S.A.	500,000	03/15/2008
Obrascon Huarte Lain S.A.	500,000	03/31/2008
Cadagua Agencia en Chile	1,264,346	03/31/2008
Degrémont S.A.	2,394,734	10/31/2008
Emp. Depuradora de Aguas Servidas Ltda.	3,811,694	12/31/2012
Total	**15,268,660**	

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

Aguas Cordillera S.A.

Contractor	Amount ThCh$	Due date
Icafal Ingeniería y Construcción S.A.	256,400	02/02/2008
Socovesa Ingeniería y Construcción S.A.	145,983	05/30/2008
ICM S.A.	144,748	11/14/2008
Captagua Ingeniería S.A.	133,232	05/20/2008
Captagua Ingeniería S.A.	69,021	04/08/2009
Inmobiliaría Manquehue Oriente S.A.	56,042	04/03/2009
ICM S.A.	53,143	07/24/2008
Marcelino Carrasco Bahamondes y Cia.	49,057	05/03/2009
Ing. y Const. Eugenio Díaz S.A.	33,452	05/09/2008
Dalco Ingeniería S.A.	29,707	01/11/2008
Sondajes Ltda.	25,972	12/10/2008
Captagua Ingeniería S.A.	23,261	06/15/2008
Constructora Trébol Ltda.	22,959	01/15/2008
Total	1,042,977	

Aguas Los Dominicos S.A.

Contractor	Amount ThCh$	Due date
Constructora Olbertz Ltda.	15,466	01/10/2008
ICM S.A.	1,084	12/08/2008
Servicios y Asesorías Profesionales S.A.	3,000	06/30/2008
Inmobiliaria Los Quiyalles de Apoquindo S.A.	2,943	01/24/2008
Inmobiliaria Los Quiyalles de Apoquindo S.A.	2,943	01/24/2008
Inmobiliaria Los Quiyalles de Apoquindo S.A.	2,943	01/24/2008
Total	**28,379**	

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

Aguas Manquehue S.A.

Contractor	Amount ThCh$	Due date
Luis Eduardo Pérez Castro	144,530	09/10/2008
Sociedad Constructora Rupanco S.A.	142,212	07/31/2008
Ingeniería y Constructora M.S.T. S.A.	95,842	01/08/2009
Ingeniería y Constructora M.S.T. S.A.	84,228	09/06/2009
Ecopreneur Chile S.A.	69,758	04/17/2008
Ecosan Ltda.	54,558	09/30/2008
Arauco S.A.	33,238	09/01/2008
Ingeniería y Construción Eugenio Díaz S.A.	24,867	10/30/2008
Ingeniería y Construcción MST S.A.	22,395	03/15/2009
Dalco Ingeniería Ltda.	21,015	09/15/2009
Total	**692,643**	

Gestión y Servicios S.A.

Contractor	Amount ThCh$	Due date
SubCentro Las Condes S.A.	14,128	01/15/2008
SubCentro Las Condes S.A.	14,128	02/15/2008
Constr. Herrera y Asociados Ltda.	5,737	02/21/2008
SubCentro Las Condes S.A.	14,128	03/17/2008
Dalco Ingeniería Ltda.	37,677	03/18/2008
SubCentro Las Condes S.A.	14,128	04/15/2008
Empresa Const Cota Mil Ltda.	1,079	04/15/2008
Paques B.V.	93,108	04/15/2008
SubCentro Las Condes S.A.	14,128	05/15/2008
Total	**208,241**	

The subsidiaries Anam S.A. and Ecoriles S.A. have not received performance bonds from third parties.

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

27.- Local and Foreign Currencies

The Company shows the following assets and liabilities in local and foreign currency as at December 31, 2007 and 2006:

Assets

Assets	Currency	2007 ThCh$	2006 ThCh$
Current assets			
Cash and banks	In pesos Ch$	196,608	132,058
Cash and banks	US Dollar	-	9,399
Marketable securities	In pesos Ch$	10,379,374	526,702
Trade accounts receivable	In pesos Ch$	48,493,065	46,078,165
Notes receivable	In pesos Ch$	792,447	2,307,287
Notes receivable	Indexed Ch$	932,014	1,529,633
Sundry debtors	In pesos Ch$	316,049	140,899
Sundry debtors	Indexed Ch$	54,430	64,919
Sundry debtors	US Dollar	698	-
Sundry debtors	Euros	738	-
Accounts receivable from related companies	In pesos Ch$	248,612	43,650
Inventories	Indexed Ch$	2,172,423	1,787,146
Recoverable taxes	In pesos Ch$	-	33,047
Recoverable taxes	Indexed Ch$	348,796	319,822
Prepaid expenses	In pesos Ch$	-	20
Prepaid expenses	Indexed Ch$	290,581	296,451
Deferred taxes	Indexed Ch$	1,577,317	1.138.015
Other current assets	In pesos Ch$	835,121	646.182
Other current assets	Indexed Ch$	1,386,941	1,427,983
Marketable securities	Euros	-	62,358
Property, plant and equipment			
Property, plant and equipment	Indexed Ch$	647,993,157	646,759,036
Other assets			
Goodwill	Indexed Ch$	326,260,098	353,710,309
Negative goodwill	Indexed Ch$	-	(1,109)
Long-term debtors	In pesos Ch$	1,190,742	1,223,461
Long-term debtors	Indexed Ch$	8,663,209	8,056,156
Intangibles (net)	Indexed Ch$	39,632,576	40,889,559
Other	In pesos Ch$	3,069,559	2,264,700
Other	Indexed Ch$	12,903,730	13,301,109
Deferred assets	Indexed Ch$	2,924,155	-
Total Assets	In pesos Ch$	65,521,577	53,396,171
	US Dollar	698	9,399
	Indexed Ch$	1,045,139,427	1,069,279,029
	Euros	738	62.358

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

Current liabilities

Item	Currency	Up to 90 days				90 days to 1 year			
		2007		2006		2007		2006	
		Amount ThCh$	Average annual interest rate	Amount ThCh$	Average annual interest rate	Amount ThCh$	Average annual interest rate	Amount ThCh$	Average annual interest rate
Short-term liabilities	In pesos Ch$	798	0.54%	19,366,152	5.25%	-	-	-	-
Short term of long-term bank liabilities	In pesos Ch$	1,964,585	7.00%	290,628	6.69%	-	-	15,086,120	6.69%
Bonds payable - current portion	Indexed Ch$	724,698	6.25%	1,355,682	4.25%	19,053,784	4.25%	13,128,851	4.25%
Accounts payable	In pesos Ch$	16,623,508	-	15,936,125	-	73,517	-	-	-
Accounts payable	Indexed Ch$	377,457	-	50,261	-	330,844	-	-	-
Accounts payable	Euros	1,383	-	3,595	-	-	-	-	-
Accounts payable	US Dollar	134,205	-	105,954	-	-	-	-	-
Notes payable	In pesos Ch$	33,454	-	92,127	-	11,350	-	40,717	-
Notes payable	Indexed Ch$	11,317	-	54,671	6.17%	421,276	7.03%	283,045	6.64%
Notes payable	Indexed Ch$	99,582	-	-	-	14,587	-	-	-
Sundry creditors	In pesos Ch$	137,670	-	54,814	-	-	-	-	-
Sundry creditors	Indexed Ch$	1,107,247	4.34%	1,157,433	4.34%	13,299	4.34%	121,760	4.34%
Accounts payable related companies	In pesos Ch$	2,505,434	-	784,031	-	-	-	-	-
Accounts payable related companies	Euros	-	-	997,744	-	-	-	-	-
Accruals	In pesos Ch$	12,933,373	-	12,859,524	-	6,036,322	-	6,372,796	-
Accruals	Indexed Ch$	107,458	-	90,367	-	-	-	-	-
Accruals	In pesos Ch$	9,046,254	-	8,028,822	-	-	-	-	-
Withholdings	In pesos Ch$	-	-	82,610	-	2,014,935	-	146,175	-
Income taxes	Indexed Ch$	814,411	-	819,409	-	1,891,406	-	1,121,382	-
Unearned income	In pesos Ch$	140,865	-	244,368	-	1,486,664	-	-	-
Other liabilities	DOLAR	13,808	-	-	-	-	-	-	-
Other liabilities	In pesos Ch$	-	-	3,961	-	-	-	-	-
Total current liabilities									
	In pesos Ch$	43,385,941	-	57,743,162	-	9,622,788	-	21,645,808	-
	Indexed Ch$	3,242,170	-	3,527,823	-	21,725,196	-	14,655,038	-
	Euros	1,383	-	1,001,339	-		-	-	-
	US Dollar	148,013	-	105,954	-		-	-	-

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

Long-term liabilities 2007

Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		more than 10 year	
		Amount ThCh$	Average annual interest rate	Amount ThCh$	Average annual interest rate	Amount ThCh$	Average annual interest rate	Amount ThCh$	Average annual interest rate
Long term liabilities	In pesos Ch$	10,928,667	7.0%	22,698,000	7.00%	50,440,000	7.00%	-	-
Bonds payable	Indexed Ch$	37,858,501	4.3%	45,287,688	4.2%	37,592,823	4.8%	65,844,263	4.80%
Notes payable	Indexed Ch$	430,468	7.05%	240,524	6.62%	32,571,168	5.18%	11,164,615	3.29%
Sundry creditors	Indexed Ch$	871,600	-	-	-	-	-	-	-
Accruals	Indexed Ch$	242,952	-	242,952	-	607,380	-	10,870,069	-
Other liabilities	Indexed Ch$	32,287	8.64%	37,864	8.12%	-	-	-	-
Other liabilities	In pesos Ch$	12,211	-	-	-	-	-	-	-
Other liabilities	Indexed Ch$	263,496	-	79,162	-	44,478	-	-	-
Total pasivos a largo plazo									
	In pesos Ch$	**10,940,878**		**22,698,000**		**50.440,000**		-	-
	Indexed Ch$	**39,699,304**		**45,888,190**		**70,815,849**		**87,878,947**	-



File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

Long-term liabilities 2006

Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		more than 10 year	
		Amount ThCh$	Average annual interest rate	Amount	Average annual interest rate	Monto	Average annual interest rate	Monto	Average annual interest rate
Long term liabilities	In pesos Ch$	30,172,240	6.69%	21,508,640	6.70%	2,040,600	6.80%	-	
Bonds payable	Indexed Ch$	37,384,903	4.27%	25,475,735	4.34%	66,106,148	5.39%	76,827,897	4,76%
Notes payable	Indexed Ch$	619,338	7.50%	274,478	7.10%	19,945,432	5.56%	13,180,170	3,69%
Sundry creditors	Indexed Ch$	325,641	-	810,378	-	-	-	-	-
Accruals	Indexed Ch$	425,058	-	425,057	-	383,711	-	8,358,478	-
Deferred taxes	Indexed Ch$	568,344	-	568,344	-	1,402,519	-	1,410,785	-
Other liabilities	Indexed Ch$	404,152	-	104,789	-	66,957	-	-	-
Other liabilities	In pesos Ch$	28,936	-	-	-	-	-	-	-
Other liabilities	Indexed Ch$	64,785	8.98%	125,973	8.73%	-	-	-	-
Sundry creditors	In pesos Ch$	3,222	-	-	-	-	-	-	
Total long-term liabilities	In pesos Ch$	30,204,398	-	21,508,640		2,040,600	-		-
	Indexed Ch$	39,792,221	-	27,784,754	-	87,904,767	-	99,777,330	



28.- Sanctions

a) Superintendency of Securities and Insurance:

Neither the Co□

b) Other administrative authorities:

Aguas Andinas S.A.

2007

The Secretaria Regional Ministerial de Salud applied a fine of 10 UTM due to the existence of a generator which was operating without the accreditation of the isokinetic sampling, which constitutes an infringement of the indicated in article 4 of D.S. No. 4 of 1992, MINSAL. The fine was paid in December 2007.

By Resolution No. 2195 dated July 20, 2007, the Superintendency of Sanitation Services (SISS) applied a fine of 6 UTA due to the non-compliance in the services provided in the Sewage Water Treatment Plant of Curacaví, as established in the self-evaluation report of the first quarter of 2007. The fine was paid in August of the same year.

2006

i) The Superintendency of Sanitation Services (SISS) applied the following fines:

By Resolution SISS No. 553 of February 8, 2006, it applied a fine of 50 UTA for non-compliance of written instructions from the Superintendency to provide information on expenses and costs for the year 2004, requested in several notifications. Proceedings were started to appeal against such fine at the 26th Civil Court of Santiago (Case file 15200-2006), intending to obtain a reduction in the fine. Current status: Unfavorable first instance sentence, appeal has been presented.

By Resolution SISS No. 1454 of April 28, 2006, the SISS applied a fine of 20 UTA for deficiencies in the quality of the sewer system in the Quilicura district. Proceedings were started to appeal against such fine at the 29th Civil Court of Santiago (Case file 6509-2006), intending to obtain a reduction in the fine. Current status: Unfavorable first instance sentence, appeal has been presented.

ii) The National Economic Inspector proponed to the Free Competition Defense Tribunal the application of a fine to Aguas Andinas S.A. for 50,000 UTM due to the following 1) situations: abusive demands and charges for new services in urban areas outside the concession area; 2) abusive demands and charges for services in rural areas outside the concession area, and 3) abusive application of Reimbursable Financial Contributions (AFR). Current status: Evidence period. The Company expects it will be absolved from the claims against it.

iii) The National Labor authority applied a fine of 60 UTM "for not effectively protecting the health of workers". The facts relate to the death of four workers of a contractor firm working on the Dagoberto Godoy sewage drain. There are possibilities of the fine being annulled. One third of the fine was paid. Ordinary labor lawsuit filed at the 8th Labor Court of Santiago (Case file: 2449-2006). Currently in evidence period, there are possibilities of annulling the fine.

2005

i) The Superintendency of Sanitation Services (SISS) applied the following fine:

By Resolution SISS 710-2005, it applied a fine for non-compliance of written instructions given by the Superintendency in its Official Letter No.1908 and in Chapter XI of the Invoicing Manual. Amount payable 40 "UTA" ("Annual Tax Units" - an official monetary unit). An appeal to this fine was filed at the 29th Civil Court of Santiago, Case file 4779-2005. Current status: unfavorable outcome, appeal was presented in order to obtain a reduction in the fine.

ii) The COREMA RM (regional environmental authority) applied a fine of 300 UTM (monthly tax units) through Resolution 069/2005 of February 17, 2005, as a result of bad odors emanating from the La Farfana treatment pant. 10% of the fine was paid to initiate an appeal in the courts. An appeal to this fine was presented at the 27th Civil Court of Santiago, case No. 6857-2005, which is at the evidence stage.

2004

i) The Superintendency of Sanitation Services (SISS) applied the following fines:

By Resolution No. 415 dated February 9, 2004, the SISS fined the Company for not complying with written orders and instructions to submit, within the established term, information for the "Cover of the treatment of sewage" and "Production of drinking water" processes. A summary complaint judgment took place in the 29th Civil Court of Santiago (case file No.1189-2004). State of the case: demand rejected in the first instance. Appeal made. The amount of the sanction is 30 Annual Taxation Units (UTA).

The Company was sanctioned when the SISS detected a failure to comply with the parameters established on fecal coliforms during a self-evaluation carried out during the second quarter of 2003 at the Paine sewage treatment plant. An appeal was filed against the fine at the 29th Civil Court of Santiago (case file: 1434-2004). In the second instance stage, the appeal against the sanction is pending. The amount of the sanction is 26 Annual Taxation Units (UTA).

ii) SESMA applied the following fines:

By its Resolution 5180 of December 15, 2003, a fine of 1,000 UTM (Monthly Taxation Units) was applied due to bad odors emanating from the La Farfana plant. The fine was paid in order to be able to bring a claim before the courts. This was presented to the 17th Civil Court of Santiago (Case No.2999-2004). State of the case: awaiting start of evidence stage.

By its Resolution 4838 of October 19, 2004, confirmed by Resolution 782 of February 2, 2005, SESMA, the national environmental authority, fined the Company with 2,000 Monthly Taxation Units (UTM) for breach of Law 144/61 issued by the Ministry of Health, which sets standards for avoiding atmospheric emanations or contaminants of any kind. The fine was paid in order to bring a claim before the court. This was presented to the 17th Civil Court of Santiago (Case No.4566-2005). State of the case: evidence stage pending.

iii) The COREMA RM (regional environmental authority) fined the Company on May 28, 2004 (Resolution 177) with 1,000 Monthly Taxation Units (UTM) for bad odors emanating from the La Farfana Plant. 5% of the fine was duly paid in order to commence an appeal through the law courts (28th Civil Court of Santiago - Case No.6593-2004). State of the case: in the evidence stage.

Aguas Cordillera S.A.

By Resolution 425 dated February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of drinking water" processes.

This fine is being appealed by the Company in the 4th Civil Court of Santiago (Case File N°1195-2004). Current status: Unfavorable sentence; appealed against.

The Superintendency of Sanitation Services fined the Company under its Resolution 2734 for not complying with its written orders contained in Official Memorandum 2774 and in the development plan.

This fine is being appealed by the Company in the 29th Civil Court of Santiago (Case File N°11,129). Current status: Unfavorable sentence; appealed against.

Aguas Los Dominicos S.A.

By Resolution 426 dated February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of drinking water" processes.

This fine is being appealed by the Company in the 19th Civil Court of Santiago (Case File N°1189-2004). Current status: Unfavorable sentence; appealed against.

Aguas Manquehue S.A.

On May 19, 2003, the Superintendency of Sanitation Services fined the Company under its Resolution 1194 for failure to comply with the NCH 1333 Of 78 standard.

The Company paid the fine and this case is under appeal in the 7th Civil Court of Santiago (Case file N°2829-2003). The appeal was granted against the sentence that rejected the demand.

By Resolution 424 dated February 9, 2004 the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of drinking water" processes.

This fine is being appealed against by the Company in the 7th Civil Court of Santiago (Case File N°1134-2004). Current status: Unfavorable sentence; appealed against.

Case file No. 15.178-2006, 27th Civil Court of Santiago. Proceedings against Resolution SISS No. 554, which applied a fine of 30 UTA for non-compliance of written instructions from the Superintendency to provide information on expenses and costs for the year 2004. Current status: Claim has been presented. Expected result: It is probable that the fine will not be reduced.

At December 31, 2007 and 2006, no other sanctions were applied to the Company or its Subsidiaries, its Directors or Executives.

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

29.- Sunsecuent Events

The board meeting held on February 01, 2008 was notified of the fact that Mr. Mario Marcel Cullel resigned from his position of incumbent Director and it accepted his resignation as from that date. Mr. Ignacio Guerrero Gutiérrez, Mr. Cullel's deputy, will be the new incumbent Director.

At the date of issue of these financial statements, the management of the Company and its Subsidiaries are unaware of any other subsequent events that might significantly affect the financial position and/or results of the Company at December 13, 2007.

30.- The Enviroment

Inversiones Aguas Metropolitanas S.A. had no projects for environmental improvements during the years ended December 31, 2007 and 2006.



File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

Subsidiaries

The main disbursements in projects for improving the environment made by the subsidiaries during 2007 and 2006 refer to the construction of sewage treatment plants, as follows:

Name of the project	2007 ThCh$	2006 ThCh$
La Farfana treatment plant	1,996,315	1,540,926
Esmeralda Melipilla treatment plant (improvement)	1,984,532	1,204,163
Third Gran Santiago treatment plant	1,124,880	66,593
Til Til treatment plant	715,522	5,634
El Trebal treatment plant	522,939	146,121
Talagante treatment plant	322,888	2,832,685
Curacavi treatment plant	225,856	829,623
External plataform for houndling and disposal of sludges	108,250	1,255,233
Buin Maipo treatment plant	59,780	-
Maintenance treatment plants	54,600	-
Mobile centrifuge	43,178	36,748
Compliance with Decree 90 Pomaire plant	43,028	5,952
Works at plants in locations	64,575	-
Installation of withholding flow meter and other	12,216	-
Environmental impact study Mapocho Limpio	10,075	58,923
San Jose de Maipo treatment plant	6,291	-
El Monte treatment plant	4,567	-
Weather stations	3,505	-
Machinery for bio-drying	-	188,170
Elevation chamber of mud and transport	-	104,506
Treatment plant muds management	-	38,879
Repair of mixed mud chamber	-	33,571
Renewal and improvement of facilities	-	23,704
Operation improvement Paine plant	-	29,775
Cexas Melipilla treatment plan (extention)	-	10,095
Telecontrol for Isla de Maipo treatment plant	-	9,021
Telemetry for Cexas y Esmeralda treatment plant	-	5,086
El Chamisero treatment plant	225,323	366,487
Los Trapenses treatment plant	136,671	17,045
Polo Manquehue treatment plant	21,167	-
Total	**7,686,158**	**8,808,940**

31.- Notes Payable at Long Term

Clause 14 of Decree Law 70 published in the Official Gazette on March 30, 1998 and clause 42 of Supreme Decree 453 set out the rules for demanding reimbursable financial contributions for capacity and for the provision of the corresponding service to whoever asks to be incorporated as a customer or requires a service expansion.

The debt for reimbursable contributions is shown in Long-term notes payable for ThCh$44,406,775 and ThCh$34,019,418 at December 31, 2007 and 2006, respectively.

32.- Transfer of Ownershio of Sanitation Works

Under an agreement signed on June 30, 1998 between the metropolitan regional government and Aguas Andinas S.A., ownership of the sanitation works constructed or acquired with resources of the National Regional Development Fund was transferred to the company. The assets transferred under this agreement, which constitute contributions from third parties, are governed by Decree Law 70 issued by the Ministry of Public Works in 1988 and the provisions of clause 36 of the respective MINECON Law 453 of 1989.

At December 31, 1998, these assets were incorporated into the Company's fixed assets at a nominal value of Ch$1 for each one, as there is a prohibition on considering these assets transferred by the regional government as an investment for purposes of tariff setting, so the Company cannot earn a return on them and they do not represent any additional operating profit-generating operations for the Company in addition to those already obtained since they started operations.

Furthermore, the income-cost benefit is not altered with respect to previous years as the Company made no disbursements.

The maximum tariff contemplated for this type of contribution is intended only to cover the operating and maintenance costs required.

According to the instructions of the Superintendency of Securities and Insurance, in its Resolution 01489 of March 22, 2000, the estimated technical value of these works was determined for information purposes. This now amounts to ThCh$1,756,689 and its depreciation, determined on the basis of its time in use, amounts to ThCh$712,605.

The main criteria used in the valuation of these works include: earth movement, supply pipes, drinking water and sewage chambers and labor costs, all as at December 2007. The average useful life of these assets is 406 months and their remaining average useful life as at December 2007 is 267 months.

File No. 82-35046

Singnificant Events

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

1. On February 28, 2007 the SVS was informed of the following:

The Board meeting held on February 28, 2007 agreed by unanimous decision:

a) To call an Ordinary Shareholders' Meeting for April 24, 2007, to be held at 11 a.m. at Avenida Presidente Balmaceda No. 1398, 10th floor, Santiago, in order for it to consider issues typical of an ordinary shareholders' meeting.
b) To seek the approval of the Ordinary Shareholders' Meeting mentioned in the preceding paragraph for the board proposal of distributing a final dividend of ThCh$8,845,300 equivalent to Ch$8.8453 per share, that would be paid on May 23, 2007.
c) To call an Extraordinary Shareholders' Meeting for April 24, 2007, to be held immediately after the Ordinary Shareholders' Meeting mentioned at a) above, at Avenida Presidente Balmaceda No. 1398, 10th floor, Santiago, in order for it to decide on the Board proposal of distributing ThCh$19,512,800 to the shareholders according to their shareholdings, at Ch$19.5128 per share, by decreasing the Company's capital by that amount; and also to decide on whether to allow the Board to set the date for paying the distributions.

2. On March 12, 2007 a supplement to Essential Event was reported to the SVS.

The Board meeting held on February 28, 2007 agreed to call an Ordinary Shareholders' Meeting for April 24, 2007, to be held at 11 a.m. at Avenida Presidente Balmaceda No. 1398, 10th floor, Santiago, in order for it to:

a) Examine the external auditors' report; approve or reject the annual report, the balance sheets and the financial statements for the year between January 1 and December 31, 2006.
b) Decide on the distribution of profits and dividends from the year 2006.
c) Renewal of Board members.
d) Ap□
e) Appoint risk classifiers.
f) Set the Directors' fees for 2007.
g) Set the Directors Committee's fees and expense budget for 2007.
h) Report on the operations mentioned in article 44 of Corporations Law No. 18,046.
i) Discuss other issues important for the Company and located within the scope of the Ordinary Shareholders' Meeting.

3. On March 15, 2007 an amendment to Essential Event reported on February 28, 2007 was sent to the SVS.

Pursuant to article 90 and the second paragraph of article 10 of Law 18,045, and in accordance with the General Standard No. 30 of the SVS, the Company hereby amends the Essential Event reported on February 28, 2007 as regards the hour at which the meetings then mentioned were held, which was 12 a.m. instead of the 11 a.m. then reported.

4. On April 25, 2007 the SVS was informed of the following:

a) The Extraordinary Shareholders' meeting of Aguas Metropolitanas S.A. held on April 24, 2007 agreed to reduce the company's capital by Ch$19,512,800,000, from Ch$461,826,632,520 to Ch$442,313,832,520.
As a consequence, it was decided to distribute to the shareholders based on their shareholdings the amount of Ch$19,512,800,000 at Ch$19.5128 per share.

b) The Ordinary Shareholders' Meeting of Inversiones Aguas Metropolitanas S.A. held on April 24, 2007 renewed the Board members, electing the following persons for a full 3-year term, according to the by-laws:

Directors	Alternate Directors
Ángel Simón Grimaldos	Josep Bagué Prats
Joaquín Villarino Herrera	Pedro Buttazzoni Álvarez
Jean Louis Chaussade	Albert Martínez Lacambra
Juan Antonio Guijarro Ferrer	Xavier Amorós Corbella
Herman Chadwick Piñera	Rodrigo Castro Fernández
Mario Marcel Cullel	Ignacio Guerrero Gutiérrez
Jaime Ravinet de la Fuente	Juan Toro Rivera

c) The Board Meeting held on April 25, 2007 declared the Board as constituted, electing Mr. Ángel Simón as Chairman and Mr. Joaquín Villarino Herrera as Vice-Chairman.
d) The Board Meeting held on April 25, 2007 also elected Mr. Herman Chadwick, Mr. Jaime Ravinet, and Mr. Joaquín Villarino Herrera as members of the Directors Committee.
e) Finally, the Board Meeting held on April 25, 2007 accepted the resignation of the Company's general manager Mr. Albert Martínez Lacambra, electing Mr. Marta Colet Gonzalo as his replacement.

5. On June 28, 2007 the SVS was informed of the following:

The Board Meeting held on June 27, 2007 set July 25, 2007 for paying Ch$19.5128 per share to the shareholders, as part of the capital decrease decided by the Extraordinary Shareholders' Meeting held on April 24, 2007.

6. On September 26, 2007 the SVS was informed of the following:

The Board Meeting held on September 26, 2007 agreed to distribute an interim dividend of ThCh$14,530,000 against the net income for 2007. In this regard, dividend No. 7 amounted to Ch$14.53 per share and was payable beginning on October 25, 2007.

7. On September 28, 2007 the SVS was informed of the following:

In accordance with article 44 of Corporations Law No. 18,046, the Board Meeting held on August 29, 2007, considering that Joaquín Villarino Herrera and Marta Colet Gonzalo are Directors of Aguas Andinas S.A. and also Directors of Empresa Depuradora de Aguas Servidas Ltda., decided to report to the SVS that the two companies entered on September 27, 2007 into a Contract for Operating and Maintaining the La Farfana Sewage Water Treatment Plant.

File No. 82-35046

8. On October 3, 2007 the SVS was informed of the following:

Through order No. 11603 issued on October 2, 2007, the SVS asked Inversiones Aguas Metropolitanas S.A. to report on certain aspects of the Contract for Operating and Maintaining the La Farfana Sewage Water Treatment Plant entered into by and between Aguas Andinas S.A. and Empresa Depuradora de Aguas Servidas Ltda. on September 27, 2007.

The Contract for Operating and Maintaining the La Farfana Sewage Water Treatment Plant originated from an International Public Bidding launched, in accordance with article 67 of General Law on Sanitary Services DFL No. 382/88, by Aguas Andinas S.A. on May 12, 2007.

The bidding bases were acquired by 9 companies, but in the end only Cadagua S.A., Omnium de Traitment et de Valorisation S.A. (OTV), and the consortium formed by Degrémont S.A. and Sociedad General de Aguas de Barcelona S.A. (Agbar) (the latter two being companies related to Aguas Andinas S.A.) submitted economic offers.

On August 2, 2007, Aguas Andinas S.A. informed the Consortium that its offer, because, it presented the highest technical and economic qualification, have been selected. This was based on a favorable decision made by the Aguas Andinas S.A. Directors Committee in a meeting held on July 23, 2007 and on a favorable decision of the Aguas Andinas S.A. Board meeting No. 351 held on July 24, 2007. These decisions were made with the favorable vote of all attending members, who declared that the transaction matched usual market equanimity conditions.

To materialize the contract, and in accordance with the bidding bases, Degrémont and Agbar (through its Chilean subsidiary Agbar Conosur Ltda.) set up a company called Empresa Depuradora de Aguas Servidas Ltda (EDAS) which appointed as incumbent Directors Mr. Joaquín Villarino and Mrs. Marta Colet, who are also Directors of Aguas Andinas S.A.

Therefore, the contract with EDAS is an operation authorized under article 44 of Corporations Law No. 18,046.

The contract with EDAS was approved by the Aguas Andinas S.A. Directors Committee in a meeting held on August 27, 2007 and by the Aguas Andinas S.A. Board meeting No. 352 held on August 28, 2007. These decisions were made with the favorable vote of all attending Directors, except for Mr. Joaquín Villarino and Mrs. Marta Colet, who did not vote.

The contract was entered into under the single price modality, for a price of UF 2,774,994.4 plus Value-Added Tax, for a term of 60 months beginning on October 1, 2007, and can be extended for another consecutive 60-month period under the conditions set forth in the contract itself.

Finally, it should be pointed out that the contract intends to provide the service of operating and maintaining La Farfana Sewage Water Treatment Plant, which is owned by Aguas Andinas S.A., including all the aspects involved in the proper operation and maintenance of the plant, such as staff, electricity expenses, chemical supplies, spare parts, etc, in keeping with the bidding bases and the other contract documentation.

Aguas Andinas S.A.

During the Ordinary Shareholders' Meeting of Aguas Andinas S.A. held on April 23, 2007 the Board of Directors was renewed and elected, for the fully statutory period, the following persons as directors and alternate directors:

Directors	Alternate Directors
Alfredo Noman Serrano	Juan Antonio Guijarro
Joaquín Villarino Herrera	Antoni Siurana
Arturo Vergara del Río	Marta Colet Gonzalo
José Vila Basas	Diana D'Arras
Jaime Arellano Quintana	Mario Castillo Astudillo
Mónica Singer González	Ramón Figueroa González
Carlos Mladinic Alonso	Jorge Bande Bruck

At the Meeting of the Board of Directors, held on April 24, 2007, the Board was constituted and as Chairman was chosen Mr. Alfredo Noman Serrano and as VP Mr. Joaquín Villarino Herrera.

At the Meeting of the Board of Directors, held on April 24, 2007, the Directors' Committee was constituted with its members Mrs. Mónica Singer González, Mr. Carlos Mladinic Alonso and Mr. Joaquín Villarino Herrera.

On September 25, 2007 the following was informed to the Superintendency of Securities and Insurance (SVS):

On September 25, 2007 the Board of Directors of the Company agreed to distribute ThCh$30,000,062, as interim dividend. Therefore, dividend No. 45 of the Company, would amount to Ch$4.9028 per share and would be paid as of October 24, 2007.

On September 28, 2007 the following was informed to the Superintendency of Securities and Insurance (SVS):

The Board of Directors of the Company, during its Meeting of August 28, 2007, and in compliance with Clause 44 of Law 18,046, considering that the Directors Mr. Joaquín Villarino Herrera and Mrs. Marta Colet Gonzalo are also Directors of Empresa Depuradora de Aguas Servidas Ltda. (EDAS), has agreed to inform the SVS regarding the signing the Operations and Maintenance Contract of the Sewage Water Treatment Plant La Farfana between both companies, on September 27, 2007.

On October 3, 2007 the following was informed to the Superintendency of Securities and Insurance (SVS):

By Ord. SVS No. 11602 dated October 2, the Company was requested to report on certain aspects related to the Operations and Maintenance Contract of the Sewage Water Treatment Plant La Farfana signed between Aguas Andinas S.A. and Empresa Depuradora de Aguas Servidas Ltda., as follow:

The mentioned Contract had its origin in the international public bid, as established in Clause 67 of DFL MOP No. 382/88, General Law of Sanitation Services, which was called by Aguas Andinas S.A. on May 12, 2007.

Nine companies purchased the corresponding Bid bases, and the following companies presented an offer: Cadagua S.A., Omnium de Traitment et de Valorisation S.A. (OTV) and the consortium made up by the companies Degrémont S.A. and Sociedad General de Aguas de Barcelona S.A. (Agbar), being the latter companies related to Aguas Andinas S.A.

Subsequently, on August 2, 2007, Aguas Andinas informed the above mentioned consortium, which had the highest technical and economical qualifications, that it had been awarded the bid. The aforementioned was performed after a favorable agreement of the Directors' Committee of Aguas Andinas adopted on July 23, 2007, and by its Board of Directors, in Ordinary Meeting No. 351, held on July 24, 2007. The mentioned agreements were adopted unanimously by the assisting members, stating that is was an operation that is adjusted to equity conditions similar to those that usually prevail in the market.

In order to concur to the celebration of the agreement, and in conformity with the bid bases, Degrémont and Agbar through its subsidiary in Chile, Agbar Conosur Ltda., constituted a company called Empresa Depuradora de Aguas Servidas Ltda. (EDAS), in which the Directors of Aguas Andinas Mr. Joaquín Villarino and Mrs. Marta Colet were assigned as Directors.

According to the stated above, the celebration of the contract with EDAS is an operation contemplated in Clause 44 of Law No18,046, on Public Companies.

Note that the signing of the contract with EDAS was approved by the Directors' Committee of Aguas Andinas during the Meeting held on August 27, 2007 and by its Board of Directors during the Ordinary Meeting No. 352 held on August 28, 2007. The mentioned agreements were approved unanimously by the assisting Directors, with the abstention of Mr. Villarino and Mrs. Colet.

The Contract was celebrated under the method of series of unit prices, in the amount of UF2,774,994.4 (two million seven hundred and seventy four thousand nine hundred and ninety four point 4 Unidades de Fomento) plus VAT and it will have a validity period of 60 months, with the possibility of renewal for another period of 60 months, according to the terms and conditions established in the contract.

Finally, note that the purpose of the Contract is to develop the operations and maintenance services of the Sewage Water Treatment Plant La Farfana, owned by Aguas Andinas S.A., including all the scopes of an adequate operations and maintenance management of the Plant, considering among others: the supply of personnel, the expenses of electric power, supply of chemical material, spare parts, etc., as established in the Bid bases and all other documents of the Contract.

On December 11, 2007 the following was informed to the Superintendency of Securities and Insurance (SVS):

Aguas Andinas S.A., company registered in the Securities Register under No. 346, in accordance with the established in Clause 9 and chapter two of Clause 10 of Law No. 18,045 and the General Standard No. 30 of the SVS, communicates hereby the essential issue of the Company, of its business, of its public offer securities or their offers, according to the following:

1. Maximum amount of issuance: A maximum no par value amount will be issued of 2,500,000 Unidades de fomento.
2. Maximum expiration of the bonds: The bonds will expire in the period of 25 years as of the date of the public deed related to the issuance.
3. Use of the funds: Financing of investments.
4. Other general conditions: The bonds could be placed in the general market within the period of 36 months after the issuance registration at the SVS. These will be issued to the bearer, with no special warranties, they will not become shares of the Company and will be payable in local currency.

Aguas Cordillera S.A.

On August 31, 2007 the Superintendency of Securities and Insurance was informed of the dissolution of Aguas Cordillera S.A., which had taxpayer No. 80.311.300-9 and had been registered in the Securities Register of the Superintendency of Securities and Insurance under number 0369; because all the shares in it had become owned by Aguas Cordillera S.A. (formerly, Comercial Orbi II S.A.), whose taxpayer No. is 96.809.310-k.

In connection with the dissolution of Aguas Cordilleras S.A., a meeting of the Board of Aguas Cordillera S.A. (formerly, Comercial Orbi II S.A.) held on March 5, 2007 resolved that the latter would be the only entity responsible for the payment of any direct, indirect, or possible obligation that the absorbed company might have with any individual or legal entity.

In addition, for purposes of articles 69 and 71 of the Chilean Tax Code, the Board decided that Aguas Cordillera S.A. (formerly, Comercial Orbi II S.A.) would be liable before the Chilean State for any tax, levies, and other tax encumbrances of the absorbed company.

Reasoned Analysis

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

I.- General Aspects

Inversiones Aguas Metropolitanas S.A. is the parent Company of Aguas Andinas S.A. and subsidiaries. Therefore, its consolidated operations are those of the latter.

Share Ownership

The capital of Inversiones Aguas Metropolitanas S.A. is divided into 1,000,000,000 shares of no par value. At December 31, 2007, the principal shareholders are Inversiones Aguas del Gran Santiago Ltda., with 56.6%, and the Bank of New York (depositary bank acting on behalf of the holders of ADRs) with 19.18% of the share capital.

Sales

Our sales derive mainly from the regulated services we provide related to the production and distribution of drinking water, the collection, treatment and disposal of sewage water, other regulated services (which include income related to the cutting off and re-connection of supplies and charges relating to certain liquid industrial waste discharge monitoring activities and fixed charges).

Sales for 2007 amounted to Ch$253,756 million, amount which is Ch$4,434 million higher (1.78%) than the one obtained in 2006. The net income of Inversiones Aguas Metropolitanas S.A. at December 31, 2007 was Ch$24,532, Ch$240 million (0.99%) more than in 2006.

Costs and operating expenses

Our costs and operating expenses are composed of the cost of sales and administration and sales expenses. The most important items in the cost of sales are depreciation, which represented 36.2%; the outsourcing of certain services to contractors, which represented 33.1%; and personnel, which represented 16.3% in 2007. The most important items of administration and sales expenses is personnel, which represented 42.7%; outsourced services, which represented 26.6%; and general expenses, which represented 13.0%, in 2007.

Tariffs

The most important factor in determining the results of our business and our financial situation is the tariffs set for our regulated sales and services. As a natural monopoly, we are regulated by the SISS (Superintendency of Sanitation Services) and our tariffs are set in accordance with the Sanitation Services Tariffs Law D.F.L. N° 70 de 1988.

Our tariff levels are reviewed every five years and, during that time, are subject to additional adjustments linked to polynomial of indexation if the accumulated change since the previous adjustment is 3 % or more, according to calculations made as a function of various inflation indices. The adjustments are specifically applied as a function of a formula that includes the Chilean Consumer Price Index, the Wholesale Price Index for Imported Industrial Goods and the Wholesale Price Index for National Industrial Goods, all measured by the Chilean National Institute of Statistics. Tariffs are also subject to adjustment to reflect additional services previously authorized by the SISS.

During 2005, the tariff negotiation process was concluded for the period 2005-2010. The new tariffs approved by Decree No. 100 for Aguas Andinas S.A., Decree No. 149 for Aguas Manquehue S.A., Decree No. 179 for Aguas Cordillera S.A. and Decree No. 178 for Aguas Los Dominicos S.A. of the Ministry of the Economy came into effect on March 1, May, 19, and June 30, 2005 for the last two companies, respectively.

Market Risk

Our Company shows a favorable situation in terms of risk, mainly due to the special characteristics of the sanitation sector, but our business is seasonal and our operating results can fluctuate from one quarter to another. We tend to see the greatest demand and sales during the Chilean summer months (December to March) and the weakest demand and sales in the winter (June to September). In general, demand for water is greater in the warmer months than in the more temperate ones mainly due to the additional water needs for watering systems and other outdoor uses of water.

Adverse weather conditions can eventually affect the optimum delivery of sanitation services because the processes of capturing and producing drinking water depend to a large degree on weather conditions in the water basins. Factors like rainfall (snow, sleet, rain and fog), temperature, humidity, the flow of sediments, river flows and transparency, determine the quality and continuity of crude water available at each sluiceway that is capable of being treated at the drinking water plant. In the event of drought, we have large water reserves held in the El Yeso, Laguna Negra and Lo Encañado reservoirs, apart from the contingency plans we have developed, which enable us to reduce the eventual negative impacts that might be caused by adverse weather conditions for our operations.

Capital investments

One of th□

Committed investments: We have to agree an investment plan with the SISS which states the investments we have to make during the following 15 years. The investment plan specifically reflects a commitment on our part to carry out certain projects related to the maintenance of certain quality standards and coverage. This investment plan is reviewed every five years, and Aguas Andinas can request modifications to it when certain relevant facts are ascertained.

File No. 82-35046

The approval dates of the development plan updates of the Aguas Group are:

Aguas Andinas S.A.
Greater Santiago : May 23, 2006 and February 19, 2007
Other areas : May to August 2006

Aguas Cordillera S.A.
Las Condes : May 10, 2006

Aguas Los Dominicos S.A.
Los Dominicos : May 10, 2006

Aguas Manquehue S.A.
Manquehue : May 12, 2006
Other areas December 28, 2006

Un-committed investments: These are investments that are not contemplated in the investment plan and which we make voluntarily to ensure the quality of our services and replace obsolete assets. These generally relate to the replacement of network infrastructure and other assets, the acquisition of water rights and investments in non-regulated businesses, among other.

As required by Chilean regulations, interest on capital investments in works in progress is capitalized. Changes to our capital investment plan therefore affect the interest credited in our income statement and consigned as works in progress in Fixed assets in the balance sheet.

II.- Comparative analysis and explanation of changes:

Balance Sheet

The composition of assets and liabilities is as follows:

Assets	December 2007 Ch$ millions	December 2006 Ch$ millions	Change Dec. 2007 Dec. 2006 %
Current assets	68,025	56,544	20.30
Fixed assets (net)	647,993	646,759	0.19
Other assets	394,818	419,444	(5.87)
Total	**1,110,836**	**1,122,747**	**(1.06)**

Assets

Current assets are Ch$11,481 million higher than the year before, due to a Ch$9,790 million increase in Marketable securities, explained basically by mutual funds investments, a Ch$2,415 million increase in trade accounts receivable, and a Ch$385 million increase in inventories, all of it offset in part by a Ch$2,112 million decrease in notes receivable.

The Company's fixed assets increased slightly by 0.19% in comparison to the prior year, from Ch$646,759 million to Ch$647,993 million. This variation is explained by gross fixed assets movements, and more investments, offset by the corresponding increases in depreciations, as explained next.

The main increases of gross fixed assets are in the item construction and Infrastructure Works by Ch$12,807 million, Machinery and equipment by Ch$401 million, and land by Ch$380 million, due to investments performed in operating equipment, sanitation infrastructure and supporting equipment.

The charge for depreciation at December 2007 amounts to Ch$36,115 million, i.e. Ch$296 million (0.83%) more than the Ch$35,819 million in 2006. This is mainly explained by works that have come into operation during 2007. Due to this reason, and due to works performed in previous years, accumulated depreciation increased by Ch$12,347 million (2.0%) in comparison to the previous year.

Other assets decreased by Ch$24,626 million, which is explained mainly by the decrease of goodwill by Ch$27,450, offset by the increase in deferred taxes of (Ch$3,099 million). Also, there was a net decrease of Ch$1,257 million in intangibles as a result of the amortizations in the period.

Liabilities	December 2007 Ch$ millions	December 2006 Ch$ millions	Change Dic.2007 Dic.2006
Current liabilities	78,125	98,679	(20.83)
Long-term liabilities	328,361	309,013	6.26
Total liabilities	406,486	407,692	(0.30)
Minority interest	215,977	209,550	3.07
Shareholders' equity	488,373	505,505	(3.39)
Total	1,110,836	1,122,747	(1.06)

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

Liabilities

Current liabilities decreased by Ch$20,554 million in comparison to 2006 mainly due to the decrease in Short-term borrowings from banks of Ch$19,365 million, and the Ch$13,412 million decrease of Long-term bank obligations, current portion, due to the refinancing of the bank debt performed in the first half of 2007; offset partially by the increase of Bonds of Ch$5,294 million (transfer from long to short-term), and a Ch$2,148 million increase in unearned income, corresponding to advanced income from property developers.

Long-term liabilities increased by Ch$19,348 million compared to prior year. The main change is the item Obligations with banks and financial institutions of Ch$30,345 million, due to the refinancing of the bank debt, and the increase in notes payable by Ch$10,387 million, corresponding to reimbursable financial contributions, offset partially by the Obligations with the public (bonds) by Ch$19,211 million due to the transfer of installments to the short-term in the period and the decrease of deferred taxes by Ch$3,950 million (due to the merger effects of the subsidiaries).

Shareholders' equity compared to 2006 decreased by Ch$17,132 million, due to the Ch$19,513 million of capital distribution occurred in April 2007, offset by the increase of Other reserves.

Financial Indicators		December 2007 Ch$ millions	December 2006 Ch$ millions	Change Dec.2007 Dec.2006
Liquidity				
Current ratio	(times)	0.87	0.57	52.63
Acid test ratio	(times)	0.14	0.01	1300.00
Debt				
Debt ratio	(%)	83.23	80.65	3.20
Short-term debt	(%)	19.22	24.20	(20.58)
Long-term debt	(%)	80.78	75.80	6.57
Financial expense coverage	(times)	3.52	3.46	1.73
Activity				
Inventory turnover	(times)	49.75	70.23	(29.16)
Inventory permanence	(days)	7.24	5.13	41.13
Profitability				
Return on equity (average)	(%)	4.94	4.65	6.24
Return on assets (average)	(%)	2.20	2.11	4.27
Return on operating Assets (average)	(%)	17.48	17.57	(0.51)
Earnings per share	($)	24.53	24.29	0.99
Dividend yield	(%)	3.67	3.08	19.48

As of December 2007 the current ratio increased by 52.63%, in comparison to prior year, mainly due to the increase of current assets by 20.30% and to the decrease of the current liabilities by 20.83%; both items are specified in the balance sheet analysis.

The debt ratio increased by 3.20%, due to the capital reduction which occurred in 2007.

For the calculation of the return on operating assets, the operating income is divided by the sum of the fixed assets (average) and the intangible assets (average). This indicator decreased by 0.51%, due to the increase in operating assets.

The return on average equity shows a 6.24% increase, mainly because of a 3.39% decrease in equity.

The return on dividends increased by 19.48% in 2007, as a higher dividend was paid (17.40%), and the price of the share decreased by 9.17%.

Statement of income

The following table shows the most important items of the statement of income for the years ended December 31, 2007 and 2006:

Statement of income	December 2007 Ch$ millions	December 2006 Ch$ millions	Change Dec.2007 Dec.2006
Revenue	253,756	249,322	1.78
Cost of sales	(98,495)	(98,375)	0.12
Administrative & sales cost	(35,061)	(30,093)	16.51
Operating income	120,200	120,854	(0.54)
Non-operating results	(26,991)	(32,100)	(15.92)
Net income	24,532	24,292	0.99
Financial expenses	(17,765)	(17,798)	(0.19)
EBITDA	100,989	99,608	1.39

(EBITDA is earnings before interests, taxes, depreciation and amortization)

Revenues

Inversiones Aguas Metropolitanas S.A. had consolidated revenues of Ch$253,756 million in 2007, Ch$4,434 million more (1.78%) than in 2006. This variation is explained as follows:

	2007		2006	
	Sales Ch$ millions	%	Sales Ch$ millions	%
Water	115,886	45.7	115,386	46.3
Sewage	106,032	41.8	105,546	42.3
Other regulated revenues	8,007	3.1	10,059	4.0
Non-regulated businesses	23,831	9.4	18,331	7.4
Total	**253,756**	**100.0%**	**249,322**	**100.0%**

Under the heading of regulated services, the main variations are:

Water: this covers water production and distribution services. These show an increase of Ch$500 million as a result of 2.0 million m3 higher sales volumes. This sales volume is explained by the combination of a growth in customers of 2.8% and a decrease in unit consumption by 2.3%.

Sewage: this covers the collection, treatment, disposal and interconnection of sewage water. These show an increase of Ch$485 (0.5%) as a result of:

i) higher treatment revenues of Ch$529 million (41,167 million in 2007, in comparison to Ch$40,638 million in 2006), due to a higher average tariff applied (1.4%); ii) higher collection revenues of Ch$208 million (Ch$53,331 million in 2007, compared to Ch$53,123 million in 2006) due to the increased average tariff applied of 0.3%, and a higher sales volume of 0.6 million m^3; and; iii) less income from sewage interconnections of Ch$251 million (Ch$11,534 million in 2007, compared to Ch$11.785 million in 2006) due to a lower average tariff applied (3.5%), offset partially by a higher sales volume of 1.6 million m^3. The variations in the average tariffs are explained by the accumulated effect of indexation during 2006 and 2007.

Other regulated revenues

This includes customers' fixed charges, supply cutting off and re-connection services, the control of liquid industrial waste discharges and provisions for non-billed consumption and discounts granted on payment agreements. These revenues show a decrease of Ch$2,052 million, which is explained basically by lower revenue provisions.

The non-regulated services present an increase of Ch$5.500 million, due to:

Sanitation services

Increase of Ch$1,229 million, related to the growth of domicile connection installations services, repairs, calibrations and other services.

Non-sanitation services

Increase of Ch$2,620 million due to sales of material of water networks (Gestión y Servicios); increase of Ch$1,470 million in operation services of the treatment plants of liquid industrial waste discharges and the treatment of excess of organic loads (Ecoriles, through new contracts) and Ch$181 million in sales of laboratory services (sampling and analysis, ANAM).

Operating costs and expenses

At 2007 year-end, the consolidated costs of Inversiones Aguas Metropolitanas S.A. amount to Ch$133,556 million, which is Ch$5,088 million higher (4.0%) in comparison to 2006. This increase is mainly explained by the following:

Operating costs increased by Ch$120 million (0.1%) to Ch$98,495 million, compared to Ch$98,375 million at 2006 year-end. This is mainly explained by higher costs of non-regulated products offset by lower costs in services for the sanitary subsidiaries' regulated activities.

Administrative and sales expenses increased by Ch$4,968 million (16.5%) to Ch$35,061 million, compared to Ch$30,093 million the year before. This was due basically to higher doubtful accounts provision, and higher personnel expenses related to a retirement plan and severance indemnities.

Operating income

Because of the factors mentioned above, the consolidated operating income of Inversiones Andinas Metropolitanas for 2007 was Ch$120,200 million, Ch$653 million less than in 2006. As a percentage of net sales, the margin increased from 60.54% in 2006 to 61.19% in 2007.

Non-operating results

The consolidated non-operating loss of Inversiones Aguas Metropolitanas S.A. decrease by Ch$5,109 million reaching Ch$(26,991) million in comparison to Ch$(32,100) million of 2006.

The main variations are the Ch$4,405 million income increase in price-level restatement, and a Ch$1,184 million decrease in non-operating expenses, all of it offset in part by a Ch$525 million decrease in financial income (due to a decrease in interest earned).



Income taxes

The provision for income tax for 2007 is Ch$797 million higher than the one recorded in the previous year, related to the better pre-tax income.

Net income

As a result of the factors indicated above, the consolidated net income of Inversiones Aguas Metropolitanas for 2007 amounted to Ch$24,532 million, Ch$240 million more than in 2006.

Analysis of the Statement of Cash Flows

The principal items of the statement of cash flows at December 31, 2007 and 2006 are:

	Dec. 2007 Ch$ millions	Dec. 2006 Ch$ millions	Change Dec. 07 - Dec. 06 %
Net operating cash flow	136,526	126,527	7.90
Net financing cash flow	(89,240)	(115,337)	(22.63)
Net investing cash flow	(36,908)	(35,570)	3.76
Net cash flow for year	10,378	(24,380)	(142.57)
Closing balance of cash and equivalents	**10,844**	**1,373**	**689.80**

The operating cash flow in 2007 increased by Ch$9,999 million, compared to the previous year, and the main variations relate to the increase of Ch$3,471 million in the collection of trade accounts receivable, the decrease in payment to suppliers of Ch$3,235 million and a decrease in payment of interest of Ch$3,481.

The financing cash flow decreased by Ch$26,097 million compared to the year-end 2006; the main variations correspond to the Ch$33,204 drop in borrowings, and a Ch$3,483 increase in dividends paid, all of it offset by a Ch$16,718 million drop in capital distributions, a Ch$41,430 million decrease in repayment of loans, and a Ch$5,144 drop in payment of bonds.

The investing cash flow increased by Ch$1,338 million due to a Ch$7,633 million decrease in the addition of fixed assets, and a Ch$5,456 million increase in the sales of fixed assets, all of it offset by a Ch$13,330 million decrease in sales of permanent investment and a Ch$1,401 million increase in disbursements for other financing cash flows.

Difference between the book and economic values of the principal assets

The fixed assets are shown valued in accordance with generally accepted accounting principles and regulations and the instructions of the Superintendency of Securities and Insurance. It is therefore believed that there should not be significant differences between the economic or market value an

However, the subsidiary Aguas Andinas S.A. has sixty eight plots of land recorded that were transferred to it gratuitously by the Chilean Treasury and are booked

There are also transfers constituting third-party contributions covered by Decree Law 70 of the Ministry of Public Works of 1988 and the provisions of clause 36 of the respective regulations (MINECON 453 of 1989) which are explained in Note 32.

The subsidiary Aguas Andinas S.A. has water rights to various natural sources including Laguna Negra, Laguna Lo Encañado and Quebrada de Ramón. These rights were acquired gratuitously and no value has been assigned to them in the accounts.

The production of underground streams are fed by various wells located in the Metropolitan Region, for which Aguas Andinas S.A. has the water rights concessions that were granted to it gratuitously by the Water Authority as part of the Ministry of Public Works.

In summary, and as indicated above, the Subsidiaries have no significant differences between the economic or market value and the book value of its assets, except the items mentioned in the preceding paragraphs. The principal assets of the Company relate to sanitation infrastructure which have an exclusive use and are shown in accordance with accounting principles generally accepted in Chile.

File No. 82-35046

Market analysis

The Company shows no change in the market in which it participates as, due to the nature of its services and the current legislation, it has no competition in its concession area.

Aguas Andinas S.A. currently has a 100% coverage in drinking water, 98.4% in sewage services and approximately 72% in sewage water treatment.

Aguas Cordillera S.A. currently has a 100% coverage in drinking water and 98.6% in sewage services.

Aguas Los Dominicos S.A. currently has a 99.9% coverage in drinking water and 97.6% in sewage services.

Aguas Manquehue S.A. currently has a 100% coverage in drinking water and 99.3% in sewage services.

Sales Volumes

	2007	2006	Change (%)
(values in thousands of m³ invoiced)			
Water	479,345	477,394	0.4
Sewage collection	471,896	471,328	0.1
Sewage treatment & disposal	407,029	407,255	(0.1)
Sewage interconnection services	114,053	112,433	1.4

Customers (*)

	2007	2006	Change (%)
(figures at Dec 31.)			
Water	1,597,537	1,550,008	3.1
Sewage collection	1,569,392	1,520,662	3.2

(*) Corresponds to natural or legal persons who receive sanitation services associated to water or sewage.

Financial aspects

Currency risks: our revenues are largely linked to the local currency. Our debt therefore is mainly denominated in that same currency so we do not have significant debts in foreign currencies.

At December 31, 2007, Aguas Andinas had 75% of its debt at fixed rates and 25% at variable rates. The fixed-rate debt is comprised of bonds payable (82%) and reimbursable financial contributions (18%), while the variable-rate debt is with local banks.

At December 31, 2006, 80% of the Aguas Andinas' debt was at fixed rates and 20% at variable rates. The fixed-rate debt was comprised of short- and long-term bonds payable (80%); loans from local banks (7%) and reimbursable financial contributions (13%), while the variable-rate debt is with local banks.

The Company follows a policy of monitoring and managing interest rates in order to optimize financing costs and of constantly evaluating hedging instruments available in the financial market.

This favorable situation has led the credit-rating agencies to assign to the Company a credit rating of AA. In the case of the shares, Feller Rate granted us a rating of First class Level 2, while Humphreys granted us a rating of First class Level 2.

For the subsidiary Aguas Andinas S.A., the credit-rating agencies have assigned a credit rating of AA+ to its long-term debt. In the case of the shares, Feller Rate granted a rating of First class Level 3, while ICR gave a rating of First class Level 2.



8

Financial Statements

For the years ended December 31, 2007 and 2006

File No. 82-35046

Deloitte
Auditores y Consultores Ltda.
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8, 9 y 13
Providencia, Santiago
Chile
Fono: (56-2) 729 7000
Fax: (56-2) 374 9177
E-mail: deloittechile@deloitte.com
www.deloitte.com

Deloitte.

Independent Auditors' Report

To the Shareholders and Directors of
Inversiones Aguas Metropolitanas S.A.

We have audited the accompanying balance sheets of Inversiones Aguas Metropolitanas S.A. (the "Company") as of December 31, 2007 and 2006 and the related statements of income and of cash flows for the years then ended. These financial statements (including the related notes) are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits. The accompanying Reasoned Analysis and Significant Events do not form an integral part of these financial statements; therefore, our report does not cover them.

We conducted our audits in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The financial statements referred to above have been prepared to reflect the unconsolidated financial position of Inversiones Aguas Metropolitanas S.A., based on the criteria described in Note 2, before consolidating line-by-line the financial statements of the Subsidiary detailed in Note 8. Therefore, for an adequate interpretation, these financial statements should be read and analyzed in conjunction with the consolidated financial statements of Inversiones Aguas Metropolitanas S.A. and Subsidiary, which are required by the accounting principles generally accepted in Chile.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Inversiones Aguas Metropolitanas S.A. as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended, in conformity with the accounting principles described in Note 2.

The accompanying financial statements have been translated into English for the convenience of readers outside Chile.

Deloitte

January 29, 2008, except for Note 20, which is dated
February 1, 2008

File No. 82-35046

Balance Sheets

Inversiones Aguas Metropolitanas S.A.
Financial Statement

At December 31, 2007 and 2006 Assets	2007 ThCh$	2006 ThCh$
Current		
Cash and banks	2,507	7,509
Marketable securities	605,659	141,868
Miscelleaneous account receivables (net)	6,080	1,779
Accounts receivable and notes from related companies	163,195	1,146,214
Recoverable taxes	-	98,631
Prepaid expenses	16,622	-
Other current assets	-	642,436
Total current assets	**794,063**	**2,038,437**
Property, Plant and Equipment		
Machinery and equipment	32,119	9,539
Other property, plant and equipment	3,735	4,011
Accumulated depreciation	(9,060)	(5,491)
Total property, plant and equipment	**26,794**	**8,059**
Other non-current Assets		
Investments in related companies	216,851,881	210,398,954
Goodwill	271,348,419	294,441,902
Intangible	8,222	8,222
Accumulated amortization	(2,741)	(687)
Total other non-current assets	**488,205,781**	**504,848,391**
Total Assets	**489,026,638**	**506,894,887**

The accompanying notes 1 to 21 are an integral part of these unconsolidated financial statements.

Inversiones Aguas Metropolitanas S.A.
Financial Statements

At December 31, 2007 and 2006 Liabilities and Shareholders' Equity	2007 ThCh$	2006 ThCh$
Current Liabilities		
Trade accounts payable	941	6,347
Sundry creditors	4,120	-
Accounts and notes payable to related companies	-	997,745
Provisions	346,217	130,479
Withholdings	10,675	65,598
Income taxes	122,299	-
Deferred taxes	11,969	13,199
Other	-	3,960
Total current liabilities	**496,221**	**1,217,328**
Long-term Liabilities		
Deferred taxes	157,800	172,479
Total long-term liabilities	**157,800**	**172,479**
Shareholders' Equity		
Paid-in capital	475,181,646	496,001,804
Other reserves	3,446,893	3,252
Retained earnings	62,089	326,436
Net income for the year	24,531,649	24,291,715
Interim dividends	(14,849,660)	(15,118,127)
Total shareholders' equity	**488,372,617**	**505,505,080**
Total Liabilities and Shareholders' Equity	**489,026,638**	**506,894,887**

The accompanying notes 1 to 21 are an integral part of these unconsolidated financial statements.

File No. 82-35046

Statements of Income

Inversiones Aguas Metropolitanas S.A.
Financial Statement

At December 31, 2007 and 2006	2007 ThCh$	2006 ThCh$
Operating Income		
Operating Revenues	-	3,512,153
Operating Expenses	-	(3,220,301)
Gross Profit	-	**291,852**
Administrative and Sales Cost	(1,117,288)	(662,441)
Total Operating Income	**(1,117,288)**	**(370,589)**
Non-Operating Results		
Financial income	246,631	241,105
Equity in earnings of related companies	48,628,830	45,872,479
Other non-operating income	11,844	1,678,963
Amortization of goodwill	(23,093,482)	(23,076,331)
Financial expenses	(3,530)	(7,622)
Other non-operating expenses	(3,363)	(173,343)
Price-level restatement, net	(34,194)	74,605
Foreign exchange gain, net	6,468	51,320
Total Non-operating income	**25,759,204**	**24,661,176**
Income before Income Taxes	**24,641,916**	**24,290,587**
Income Taxes	(110,267)	1,128
Net Income	**24,531,649**	**24,291,715**

The accompanying notes 1 to 21 are an integral part of these unconsolidated financial statements.

Statements of Cash Flows

Inversiones Aguas Metropolitanas S.A.
Financial Statements

At December 31, 2007 and 2006	2007 ThCh$	2006 ThCh$
Cash Flows from Operating Activities		
Collection of trade accounts receivable	1,159,493	4,246,331
Financial income received	246,177	254,075
Dividends and other distributions received	45,284,053	44,827,405
Other income received	58,765	55,695
Payments to suppliers and personnel	(1,929,326)	(4,587,315)
Payment of Interest	93,494	(887)
Payment for income tax	(7,425)	(198,129)
Other expenses	(7,117)	(4,036)
VAT and other similar items paid	(1,484,060)	(2,060,674)
Total net cash flows provided by operating activities	**43,414,054**	**42,532,465**
Net Cash Flows from Financing Activities		
Dividends paid	(23,501,961)	(20,019,272)
Capital distribution	(19,703,716)	(36,421,859)
Total Net Cash Flows from Financing Activities	**(43,205.677)**	**(56,441,131)**
Cash Flows from Investing Activities		
Proceeds from sales of permanent investments	-	13,328,054
Purchases of fixed assets	(22,368)	(17,759)
Net cash flows (used in) provided by investing activities	**(22,368)**	**13,310,295**
Net increase (Decrease) in Cash Flows for the Year	**186,009**	**(598,371)**
Price-Level Restatement of Cash and Cash Equivalents	(369,656)	(189,901)
Net (Decrease) in Cash and Cash Equivalents	**(183,647)**	**(788,272)**
Cash and Cash Equivalents at Beginning of the Year	791,813	1,580,085
Cash and Cash Equivalents at the End of the Year	**608,166**	**791,813**

The accompanying notes 1 to 21 are an integral part of these unconsolidated financial statements.

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Financial Statements

Reconcilation between Net Cash Flow Provided by Operating Activities and Net Income for the Year

At December 31, 2007 and 2006	2007 ThCh$	2006 ThCh$
Net income	24,531,649	24,291,715
Gain on sale of investments	-	(1,674,116)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	3,845	1,479
Amortization of intangible	2,055	686
Equity in earnings of related companies	(48,628,830)	(45,872,479)
Amortization of negative goodwill	23,093,482	23,076,331
Net price-level restatement	34,194	(74,605)
Net foreign exchange differences	(6,468)	(51,320)
Other credits to income that do not represent cash flow	(11,844)	-
Other charges to income that do not represent cash flow	-	344,078
Total Adjustments to reconcile net income to net cash provided by operating activities	**(25,513,566)**	**(22,575,830)**
Changes in operating assets - decreases		
Trade accounts receivable	1,159,493	700,356
Other assets	45,263,062	44,641,345
Total Changes in operating assets - decreases	**46,422,555**	**45,341,701**
Changes in operating liabilities - increases (decreases)		
Accounts payable related to operating income	(836,711)	(625,413)
Income taxes payable	196,337	(203,493)
Other accounts payable	79,079	-
VAT and similar payables	(1,465,289)	(2,022,099)
Total Changes in operating liabilities - increases (decreases)	**(2,026,584)**	**(2,851,005)**
Net Cash Provided by Operating Activities	**43,414,054**	**42,532,465**

The accompanying notes 1 to 21 are an integral part of these unconsolidated financial statements.

Notes to the Financial Satements

Inversiones Aguas Metropolitanas S.A.
For the years ended December 31, 2007 and 2006 (in thounthands Chilean pesos, ThCh$).

1.- Registration in the Secuities Register

The Company is registered in the Securities Register of the Superintendency of Securities and Insurance with the number 912 and is subject to the regulatory authority of that entity.

2.- Summary of Significant Accounting Policies

a) Accounting period
These unconsolidated financial statements relate to the years between January 1 and December 31, 2007 and 2006, respectively.

b) Basis of preparation
These unconsolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile, issued by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance, except for investments in subsidiaries which are shown on just one line in the balance sheet at their proportional equity value and have therefore not been consolidated line by line. This treatment does not modify the net income for the year or the net shareholders' equity.

In the event of differences between the accounting principles generally accepted as issued by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance, the instructions of the Superintendency of Securities will prevail.

These financial statements have been prepared only for the purpose of making an individual analysis of the Company and should therefore be read together with the consolidated financial statements, as required by accounting principles generally accepted in Chile.

c) Basis of Presentation
For comparison purposes, the financial statements at December 31, 2006 and their respective notes have been restated, off the books, by 7.4%, corresponding to changes in the Consumer Price Index during the last twelve months, with a one-month time lag.

For comparison purposes some items in the financial statements at December 31, 2006 have been reclassified.

d) Price-level restatements
The financial statements have been restated, in accordance with accounting principles generally accepted in Chile, to reflect the effects of variations in the purchasing power of the local currency during the years 2007 and 2006, being 7.4% and 2.1% respectively, with a one-month time lag. Income statement balances have also been restated to show them at year-end values.

File No. 82-35046

e. Currency translation

Assets and liabilities in Unidades de Fomento and/or foreign currencies are shown at their respective values and/or exchange rates at each year end, at the following rates:

	2007 ThCh$	2006 ThCh$
United States dollar	496.89	532.39
Unidad de Fomento (index-linked units of account)	19,622.66	18,336.38
Euro	730.94	702.08

f) Marketable securities

Marketable securi□

g) Transactions under resale agreements

The acquisition of securities under resale agreements are valued as investments in fixed-income investments and are shown in Other current assets, in accordance Circular 768 of the Superintendency of Securities and Insurance.

h) Property, plant and equipment

Property, plant and equipment are shown at their restated cost.

i) Depreciation of property, plant and equipment

Depreciation has been calculated using the straight-line method on the restated book values over the estimated useful lives of the respective assets.

j) Intangibles

This comprises software at price-level restated cost in accordance with Technical Bulletin No 55 of the Chilean Institute of Accountants.

S□



Inversiones Aguas Metropolitanas S.A.
Financial Statements

k) Investments in related companies
Investments in related companies with the ability to exercise a significant influence over the company are accounted for using the equity method determined on the basis of the respective financial statements of that company at December 31, 2007 and 2006. The equity in the results of such related companies for each year is recognized on an accrual basis.

l) Goodwill
Goodwill represents the difference between the cost of related companies and the proportional equity value of these investments at the time of purchase. Goodwill is amortized over a period of 20 years from the date of acquisition as this is the estimated period of return on the investment.

m) Income tax and deferred taxes
The Company has provided for income tax on the basis of the net taxable income determined in accordance with the provisions of the Income Tax Law. According to Technical Bulletin No. 60 and other instructions from the Chilean Institute of Accountants and contained in Circular 1,466 of the Superintendency of Securities and

Insurance, the Company records the effects of deferred taxes resulting from temporary differences, tax benefits related to tax losses carry-forward and other events that create differences between the financial and tax basis of assets and liabilities.

n) Revenues
The Company's revenues relate to technological support and are show on an accrued basis.

o) Derivative contracts
The Company has entered into forward exchange contracts with financial institutions. These have been defined as hedging instruments against fluctuations in □

p) Statement of cash flows
The Company considers as cash and cash equivalents its balances held in unrestricted bank checking accounts in local and foreign currencies and those short-term investments made as part of its normal cash management and whose redemption will be made within 90 days from the date of the investment and that have no risk of significant loss at the time of redemption.

Cash flows from operating activities include revenues and expenses that are treated as non-operating in the Statement of Income.

3.- Accounting Changes

The accounting principles and criteria described in Note 2 were applied uniformly during the years 2007 and 2006.

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Financial Statements

4.- Marketable Securities

The detail of marketable securities at December 31, 2007 and 2006 is as follows:

Institution	Fund	Value per unit	2007 ThCh$
BCI	Competitivo Gamma	1,096.4868	605,659
Total			**605,659**

Instrument	Book Value	
	2007 ThCh$	2006 ThCh$
Mutual fund units	605,659	141,868
Total Marketable Securities	**605,659**	**141,868**

5.- Balances and Transactions with Related Entities

a) Accounts receivable and notes

Taxpayer I.D.	Company	Short-term	
		2007 ThCh$	2006 ThCh$
61,808,000-5	Aguas Andinas S.A. (1)	-	1,146,214
77,329,730-4	Inversiones Aguas del Gran Santiago Ltda. (2) (formerly, Inversiones Aguas del Gran Santiago S.A.)	163,195	-
Total		**163,195**	**1,146,214**

(1) The account receivable from Aguas Andinas related to the contract for technical assistance in the areas of the urban water cycle management, commercial management and strategy, data processing and hydrology, hydraulics and engineering. The contract was expressed in U.F. and had a term of 5 years ending in December 2006, with interest-free invoicing every 90 days.

(2) The accounts receivable from Inversiones Aguas del Gran Santiago Ltda. (formerly Inversiones Aguas del Gran Santiago S.A.) in 2007 relates to reimbursement of expenses, to be invoiced interest-free every 30 days.

b) Accounts payable and notes

Taxpayer I.D.	Company	Short term 2007 ThCh$	Short term 2006 ThCh$
59,046,220-9	Soc. Gral. Aguas de Barcelona S.A.[1]	-	997,745
Total		-	997,745

(1) The account payable to Sociedad General Aguas de Barcelona S.A. in 2006 related to a contract, entered into in 2001, expressed in Euros, wich had a term of 5 years ending in 2006, with monthly voicing and interest-free payments every 63 days.

The materiality for reporting related party transactions consists in amounts in excess of ThCh$100,000.

c) Transactions with related parties

Company	Taxpayer I.D.	Relationship	Description of transaction	2007 ThCh$	2007 Effect on income (Charge/Credit) ThCh$	2006 Amount ThCh$	2006 Effect on income (Charge/Credit) ThCh$
Soc. Gral. Aguas de Barcelona S.A.	59,046,220-9	Related	Consultancy received	-	-	2,765,662	(2,765,662)
Suez Lyonnnaise des Eaux	00000001-9	Related	Consultancy received	-	-	379,152	(379,152)
Aguas Andinas S.A.	61,808,000-5	Subsidiary	Consultancy provided	15,767	-	3,725,065	3,473,617
Aguas Andinas S.A.	61,808,000-5	Subsidiary	Dividends received	45,284,053	-	44,535,837	-
Inversiones Aguas del Gran Stgo. Ltda.	77,329,730-4	Parent	Capital distribution	11,541,236	-	20,635,229	-
Inversiones Aguas del Gran Stgo. Ltda.	77,329,730-4	Parent	Dividends distribution	13,626,277	-	12,232,184	-

6.- Deferred Taxes and Income Tax

The taxable income and other concepts at December 31, 2007 and 2006 are detailed as follows:

	2007 ThCh$	2006 ThCh$
a) Net taxable income	729,215	-
Accumulated tax losses	-	(61,284)
b) Balance of taxed earnings	29,418,582	22,842,236
c) Tax (17%) credit for shareholders	123,967	4,678,534

d) Deferred income taxes are as follows

Item	2007				2006			
	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities	
	Short term ThCh$	Long term ThCh$	Short term ThCh$	Long term ThCh$	Short term ThCh$	Long term ThCh$	Short term ThCh$	Long term ThCh$
Temporary differences								
Accrual for vacations	2,710	-	-	-	1,479	-	-	-
Deferred expenses	-	-	14,679	157,800	-	-	14,678	172,479
Total	**2,710**	**-**	**14,679**	**157,800**	**1,479**	**-**	**14,678**	**172,479**

Inversiones Aguas Metropolitanas S.A.
Financial Statements

Income Tax

	2007 ThCh$	2006 ThCh$
Current income tax (tax provision)	(123,967)	-
Adjustment from prior year	-	(24,307)
Effect on assets or liabilities of deferred taxes	15,909	15,196
Tax benefit from tax losses	-	10,418
Other charges or credits	(2,209)	(179)
Total	**(110,267)**	**1,128**

7.- Other Current Assets

Other current assets at the close of each year include:

	2007 ThCh$	2006 ThCh$
Investments in commercial paper of Central Bank of Chile	-	642,436
Total	**-**	**642,436**

8.- Invesments in Related Companies

The detail of investments in related companies at December 31, 2007 and 2006 is as follows:

Taxpayer I.D.	Company	Ownership percentage		Equity of the company		Net income for the year		Equity in earnings		Book value of the investment	
		2007 %	2006 %	2007 ThCh$	2006 ThCh$	2007 ThCh$	2006 ThCh$	2007 ThCh$	2006 ThCh$	2007 ThCh$	2006 ThCh$
61,808,000-5	Aguas Andinas S.A.	50.10234	50.10234	432,817,870	419,938,377	97,058,99[illegible]	90,884,120	48,628,830	45,872,479	216,851,881	210,398,954
Total										216,851,881	210,398,954

9.- Goodwill

The balances of this account at December 31, 2007 and 2006 represent the difference between the cost and the proportional equity value of the company invested in, as follows:

Taxpayer I.D.	Company	2007		2006	
		Amortization for the year ThCh$	Book value goodwill ThCh$	Amortization for the year ThCh$	Book value goodwill ThCh$
61,808,000-5	Aguas Andinas S.A.	23,093,482	271,348,419	23,076,331	294,441,902
Total		**23,093,482**	**271,348,419**	**23,076,331**	**294,441,902**

10.- Provisions and Write-Offs

The detail of provisions at December 31, 2007 and 2006 is as follows:

	2007 ThCh$	2006 ThCh$
Accrued vacations	15,939	8,706
Accrued services	284,660	112,650
Other personnel benefits	45,618	9,123
Total	**346,217**	**130,479**

The Company made no write-offs during 2007 and 2006.

11.- Changes in Shareholders' Equity

As established in article 10 of the Corporations Law 18,046, the proportional amount of the restatement of capital was added to capital, this being divided at December 31, 2007 into 1,000,000,000 subscribed and paid shares.

Changes in the Company's equity position during 2007 and 2006 are as follows:

The Ordinary Shareholders' Meeting held on April 24, 2007 resolved the following:

- To distribute accumulated earnings equivalent to ThCh$8,845,300. This was paid in cash according to their percentage holdings to the shareholders.

The Extraordinary Shareholders' Meeting held on April 24, 2007 resolved the following:

- To decrease the Company's capital by ThCh$19,512,800. This was formalized through a deed dated May 28, 2007. Payment was made on July 25, 2007.

The board meeting held on September 26, 2007 agreed the following:

- To distribute an interim dividend of ThCh$14,530,000 against the net income for 2007. This amount was distributed in cash, according to their respective shareholdings, to the shareholders on October 25, 2007.

The Ordinary Shareholders' Meeting held on April 27, 2006 resolved the following:

- To distribute accumulated earnings equivalent to ThCh$5,974,400 (historic). This was paid in cash according to their percentage holdings to the shareholders.

The Extraordinary Shareholders' Meeting held on April 27, 2006 resolved the following:

- To decrease the Company's capital by ThCh$33,609,900 (historic). This was formalized through a deed dated May 10, 2006. This was paid in cash according to their percentage holdings to the shareholders.

The board meeting held on September 27, 2007 agreed the following:

- To distribute an interim dividend of ThCh$14,133,000 (historic) against the net income for 2006. This amount was distributed in cash, according to their respective shareholdings, to the shareholders.

Other reserves

As required by Technical Bulletin No.72 of the Chilean Institute of Accountants, paragraph 29, groups of companies under common control based on the methodology of pooling of interests, the Company recorded under the caption Other reserves the variations generated by the increase in investments by the subsidiary Aguas Andinas S.A. through the purchases of shares in Gestión y Servicios S.A., Aguas Cordillera S.A. (formerly, Comercial ORBI II S.A.) and Aguas Manquehue S.A., and the reduction in its participation in Aguas Cordillera S.A. through the disposal of 100% of the shares.

On August 31, 2007, Aguas Cordillera S.A. was dissolved, as Aguas Cordillera S.A., (formerly, Comercial Orbi II S.A.), had bought all shares of this company. On September 1, 2007 both companies merged, as established in Technical Bulletin No. 72 of the Chilean Institute of Accountants, combinations of business under common control based on the pooling of interest methodology, recording an equity of ThCh$6,725,927 of which, Aguas Andinas recognized it held 99.99003% in the item Other reserves, equivalent to the participation it has in Aguas Cordillera S.A. As a consequence of this, Inversiones Aguas Metropolitanas S.A. recorded in Other Reserves the equity changes occurred in the subsidiary Aguas Andinas S.A.

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Financial Statements

2007	Paid-in capital ThCh$	Other reserves ThCh$	Retained earnings ThCh$	Interim dividends ThCh$	Income for the year ThCh$
Item					
Opening balance	461,826,633	3,028	303,944	(14,076,468)	22,617,984
Previous year net income distribution	-	-	8,541,516	14,076,468	(22,617,984)
Final dividend distribution			(8,845,300)	-	-
Capital distribution	(19,512,800)	-	-	-	-
Reserve Technical Bulletin No. 72	-	3,369,511	-	-	-
Price level restatement	32,867,813	74,354	61,929	(319,660)	-
Net income for the year					24,531,649
Interim dividends	-	-	-	(14,530,000)	-
Closing balances	**475,181,646**	**3,446,893**	**62,089**	**(14,849,660)**	**24,531,649**

2006	Paid-in capital ThCh$	Other reserves ThCh$	Retained earnings ThCh$	Interim dividends ThCh$	Income for the year ThCh$
Item					
Opening balance	485,871,812.	-	285,884	(11,129,475)	17,103,981
Distribution previous year net income	-	-	5,974,506	11,129,475	(17,103,981)
Final dividend previous year	-	-	(5,974,400)	-	-
Capital distributionl	(33,609,900)	-	-	-	-
Reserve Technical Bulletin No. 72	-	3,028	-	-	-
Price level restatement	9,564,721	-	17,954	56,532	-
Net income for the year	-	-	-	-	22,617,984
Interim dividends	-	-	-	(14,133,000)	-
Closing balances	**461,826,633**	**3,028**	**303,944**	**(14,076,468)**	**22,617,984**
Restated balances	**496,001,804**	**3,252**	**326,436**	**(15,118,127)**	**24,291,715**

Number of Shares

Series	No. Shares subscribed	No. Shares paid	No. Shares with voting rights
Unique Series	1,000,000,000	1,000,000,000	1,000,000,000

Capital

Series	Subscribed capital	Paid-in capital
Unique Series	475,181,646	475,181,646

12.- Other Non-Operating Income and Expenses

In the years ended December 31, 2007 and 2006 they comprise the following:

Other non-operating income	2007 ThCh$	2006 ThCh$
Gain on sale of shares (1)	-	1,674,116
Gain from derivative contract	11,844	-
Other	-	4,847
Total	**11,844**	**1,678,963**

Other non-operating expenses	2007 ThCh$	2006 ThCh$
Loss on derivative contract	-	90,323
Consultancy for sale of shares	-	79,777
Other	3,363	3,243
Total	**3,363**	**173,343**

(1) In April 2006 the Company sold to third parties 67,308,616 shares that it held in Aguas Andinas S.A. The proceeds amounted to ThCh$13,079,544 with a gain of ThCh$1,674,116.

13.- Price-Level Restatements

The detail of price-level restatements credited (charged) to income is as follows:

	Indexation unit	2007 ThCh$	2006 ThCh$
Assets			
Property, plant and equipment	CPI	2,245	228
Investment in related companies	CPI	12,340,220	3,806,496
Goodwill	CPI	20,287,431	6,651,317
Other monetary assets	CPI	6,096	-
Other non-monetary assets	CPI	-	2,842
Expense and cost accounts	CPI	41,163	41,696
Total credits		**32,677,155**	**10,502,579**
Liabilities			
Shareholders' equity	CPI	(32,684,436)	(10,352,508)
Monetary liabilities	UF	(30)	-
Non-monetary liabilities	CPI	(13,197)	(4,307)
Revenue accounts	CPI	(13,686)	(71,159)
Total charges		**(32,711,349)**	**(10,427,974)**
(Loss) gain from price-level restatement		**(34,194)**	**74,605**

14.- Foreign Exchange Differences

Exchange differences arising in the years ended December 31, 2007 and 2006 comprise the following:

Item	Currency	2007 ThCh$	2006 ThCh$
Assets			
Cash and banks	US Dollar	(385)	3,402
Marketable securities	Euros	160	46,339
Accounts receivable from related companies	Euros	232	-
Sundry debtors	Euros	(278)	(136)
Total (charges) credits		**(271)**	**49,605**
Liabilities			
Accounts payable	US Dollar	545	-
Accounts payable to related companies	Euros	(919)	9,203
Withholdings	US Dollar	7,113	(7,169)
Withholdings	Euros	-	(319)
Total (charges) credits		**6,739**	**1,715**
Gain from exchange differences		**6,468**	**51,320**

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Financial Statements

15.- Statement of Cash Flows

In the Statement of cash flows, cash equivalents are taken to include marketable securities and securities held under resale agreements of less than 90 days from their investment date.

The detail of cash and cash equivalents is as follows:

	2007 ThCh$	2006 ThCh$
Cash and banks	2,507	7,509
Marketable securities	605,659	141,868
Other current assets	-	642,436
Balance of cash and cash equivalents	**608,166**	**791,813**

The Company has no committed cash flows at December 31, 2007 and 2006.

16.- Contingencies and Restrictions

At December 31, 2007 the Company had not given any performance bond in favor of third parties. However, at December 31, 2006, the Company had given a performance bond issued by Banco Santander in favor of its subsidiary Aguas Andinas S.A. for ThCh$93,128 to guarantee the conditions of the contracted services.

	Debtor			Outstanding balances at closing date of financial statements	
Creditor to guarantee	Name	Relationship	Type of guarantee	2007 ThCh$	2006 ThCh$
Aguas Andinas S.A.	Inversiones Aguas Metropolitanas S.A.	Subsidiary	Performance bond	-	93,128
Total				-	**93,128**

17.- Guarantees Received from Third Parties

Inversiones Aguas Metropolitanas S.A. has received no guarantees from other parties.

18.- Local and Foreign Currencies

The Company shows the following assets and liabilities in local and foreign currency at December 31, 2007 and 2006:

Assets

Item	Currency	2007 ThCh$	2006 ThCh$
Current assets			
Cash and banks	In pesos Ch$	2,507	1,786
Cash and banks	US dollar	-	5,723
Marketable securities	In pesos Ch$	605,659	79,510
Marketable securities	Euros	-	62,358
Miscelleaneous account receivables	In pesos Ch$	6,080	-
Notes & Accounts Related companies	In pesos Ch$	163,195	1,146,214
Recoverable taxes	Indexed Ch$	-	98,631
Prepaid expenses	Indexed Ch$	16,622	-
Other current assets	In pesos Ch$	-	642,436
Miscelleaneous account receivables	Indexed Ch$	-	1,779
Fixed assets			
Property, plant and equipment	Indexed Ch$	26,794	8,059
Other assets			
Investments in related companies	Indexed Ch$	216,851,881	210,398,954
Goodwill	Indexed Ch$	271,348,419	294,441,902
Intangibles (net)	Indexed Ch$	5,481	7,535
Total assets			
	In pesos Ch$	**777,441**	**1,869,946**
	US dollar	**-**	**5,723**
	Euros	**-**	**62,358**
	Indexed Ch$	**488,249,197**	**504,956,860**

Current Liabilities

Item	Currency	Up to 90 days 2007 Amount ThCh$	Up to 90 days 2007 Average annual interest rate %	Up to 90 days 2006 Amount ThCh$	Up to 90 days 2006 Average annual interest rate %	90 days to 1 year 2007 Amount ThCh$	90 days to 1 year 2007 Average annual interest rate %	90 days to 1 year 2006 Amount ThCh$	90 days to 1 year 2006 Average annual interest rate %
Accounts payable	In pesos Ch$	941	-	6,347	-	-	-	-	-
Sundry creditors	In pesos Ch$	4,120	-	-	-	-	-	-	-
Accounts payable and notes to related companies	Euros	-	-	997,745	-	-	-	-	-
Accruals	In pesos Ch$	346,217	-	128,972	-	-	-	1,507	-
Withholdings	In pesos Ch$	10,675	-	65,598	-	-	-	-	-
Income tax	In pesos Ch$	-	-	-	-	122,299	-	-	-
Deferred taxes	Indexed Ch$	2,992	-	3,300	-	8,977	-	9,899	-
Other current liabilities	In pesos Ch$	-	-	3,960	-	-	-	-	-
Total current liabilities									
	Indexed Ch$	**2,992**	-	**3,300**	-	**8,977**	-	**9,899**	-
	In pesos Ch$	**361,953**	-	**204,877**	-	**122,299**	-	**1,507**	-
	Euros		-	**997,745**	-	-	-		-

Long-term liabitilites, current year 2007

Item	Currency	1 to 3 years Amount ThCh$	1 to 3 years Average annual interest rate %	3 to 5 years Amount ThCh$	3 to 5 years Average annual interest rate %	5 to 10 years Amount ThCh$	5 to 10 years Average annual interest rate %	Over 10 years Amount ThCh$	Over 10 years Average annual interest rate %
Deferred taxes	Indexed Ch$	29,358	-	29,358	-	73,395	-	25,689	-
Total long-term liabilities		**29,358**	-	**29,358**	-	**73,395**	-	**25,689**	-

Inversiones Aguas Metropolitanas S.A.
Financial Statements

Long-term liabitilites, previous year 2006

Item	Currency	1 to 3 years Amount ThCh$	1 to 3 years Average annual interest rate %	3 to 5 years Amount ThCh$	3 to 5 years Average annual interest rate %	5 to 10 years Amount ThCh$	5 to 10 years Average annual interest rate %	Over 10 years Amount ThCh$	Over 10 years Average annual interest rate %
Deferred taxes	Indexed Ch$	28,747	-	28,747	-	71,867	-	43,118	-
Total long-term liabilities		**28,747**	**-**	**28,747**	**-**	**71,867**	**-**	**43,118**	**-**

19.- Sanctions

No sanctions have been applied by the Superintendency of Securities and Insurance or any other administrative authority on the Company or its Management at December 31, 2007 and 2006.

20.- Subsequent Events

The Board meeting held on February 01, 2008 was notified of the fact that Mr. Mario Marcel Cullel resigned from his position of incumbent Director and it accepted his resignation as from that date. Mr. Ignacio Guerrero Gutiérrez, Mr. Cullel's deputy, will be the new incumbent Director.

At the date of issue of these financial statements, the management of the Company are unaware of any other subsequent events that might significantly affect the financial position and/or results of the Company at December 31, 2007.

21.- The Environment

Inversiones Aguas Metropolitanas S.A. had no projects for environmental improvements during the years ended December 31, 2007 and 2006.

File No. 82-35046

Significant Events

Inversiones Aguas Metropolitanas S.A.
Financial Statement

1. On February 28, 2007 the SVS was informed of the following:
The Board meeting held on February 28, 2007 agreed by unanimous decision:

a) To call an Ordinary Shareholders' Meeting for April 24, 2007, to be held at 11 a.m. at Avenida Presidente Balmaceda No. 1398, 10th floor, Santiago, in order for it to consider issues typical of an ordinary shareholders' meeting.

b) To seek the approval of the Ordinary Shareholders' Meeting mentioned in the preceding paragraph for the board proposal of distributing a final dividend of ThCh$8,845,300 equivalent to Ch$8.8453 per share, that would be paid on May 23, 2007.

c) To call an Extraordinary Shareholders' Meeting for April 24, 2007, to be held immediately after the Ordinary Shareholders' Meeting mentioned at a) above, at Avenida Presidente Balmaceda No. 1398, 10th floor, Santiago, in order for it to decide on the Board proposal of distributing ThCh$19,512,800 to the shareholders according to their shareholdings, at Ch$19.5128 per share, by decreasing the Company's capital by that amount; and also to decide on whether to allow the Board to set the date for paying the distributions.

2. On March 12, 2007 a Supplement to Essential Event was reported to the SVS.
The Board meeting held on February 28, 2007 agreed to call an Ordinary Shareholders' Meeting for April 24, 2007, to be held at 11 a.m. at Avenida Presidente Balmaceda No. 1398, 10th floor, Santiago, in order for it to:

a) Examine the external auditors' report; approve or reject the annual report, the balance sheets and the financial statements for the year between January 1 and December 31, 2006.

b) Decide on the distribution of profits and dividends from the year 2006.

c) Renewal of Board members.

d) Ap

e) Appoint risk classifiers.

f) Set the Directors' fees for 2007.

g) Set the Directors Committee's fees and expense budget for 2007.

h) Report on the operations mentioned in article 44 of Corporations Law No. 18,046.

i) Discuss other issues important for the Company and located within the scope of the ordinary shareholders' meeting.

3. On March 15, 2007 an amendment to Essential Event reported on February 28, 2007 was sent to the SVS.

Pursuant to article 90 and the second paragraph of article 10 of Law 18,045, and in accordance with the General Standard No. 30 of the SVS, the Company hereby amends the Essential Event reported on February 28, 2007 as regards the hour at which the meetings then mentioned were held, which was 12 a.m. instead of the 11 a.m. then reported.

4. In April 25, 2007 the SVS was informed of the following:

a) The Extraordinary Shareholders' Meeting of Aguas Metropolitanas S.A. held on April 24, 2007 agreed to reduce the company's capital by Ch$19,512,800,000, from Ch$461,826,632,520 to Ch$442,313,832,520.

As a consequence, it was decided to distribute to the shareholders based on their shareholdings the amount of Ch$19,512,800,000 at Ch$19.5128 per share.

b) The Ordinary Shareholders' Meeting of Inversiones Aguas Metropolitanas S.A. held on April 24, 2007 renewed the Board members, electing the following persons for a full 3-year term, according to the by-laws:

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Financial Statements

Directors	Alternate Directors
Ángel Simón	Josep Bagué
Joaquín Villarino	Pedro Buttazzoni
Jean Louis Chaussade	Albert Martínez
Juan Antonio Guijarro	Xavier Amorós
Herman Chadwick	Rodrigo Castro
Mario Marcel	Ignacio Guerrero
Jaime Ravinet	Juan Toro

c) The Board Meeting held on April 25, 2007 declared the Board as constituted, electing Mr. Ángel Simón as Chairman and Mr. Joaquín Villarino Herrera as Vice-Chairman.

d) The Board Meeting held on April 25, 2007 also elected Mr. Herman Chadwick, Mr. Jaime Ravinet, and Mr. Joaquín Villarino Herrera as members of the Directors Committee.

e) Finally, the Board Meeting held on April 25, 2007 accepted the resignation of the Company's Chief Executive Officer Mr. Albert Martínez Lacambra, electing Mrs. Marta Colet Gonzalo as his replacement.

5. On June 28, 2007 the SVS was informed of the following:

The Board Meeting held on June 27, 2007 sets July 25, 2007 for paying Ch$19.5128 per share to the shareholders, as part of the capital decrease decided by the Extraordinary Shareholders' Meeting held on April 24, 2007.

6. On September 26, 2007 the SVS was informed of the following:

The Board Meeting held on September 26, 2007 agreed to distribute an interim dividend of ThCh$14,530,000 against the net income for 2007. In this regard, dividend No. 7 amounted to Ch$14.53 per share and was payable beginning on October 25, 2007.

7. On September 28, 2007 the SVS was informed of the following:

In accordance with article 44 of Corporations Law No. 18,046, the Board meeting held on August 29, 2007, considering that Joaquín Villarino Herrera and Marta Colet Gonzalo are Directors of Aguas Andinas S.A. and also Directors of Empresa Depuradora de Aguas Servidas Ltda., decided to report to the SVS that the two companies entered on September 27, 2007 into a Contract for Operating and Maintaining the La Farfana Sewage Water Treatment Plant.

8. On October 3, 2007 the SVS was informed of the following:

Through order No. 11,603 issued on October 2, 2007, the SVS asked Inversiones Aguas Metropolitanas S.A. to report on certain aspects of the Contract for Operating and Maintaining the La Farfana Sewage Water Treatment Plant entered into by and between Aguas Andinas S.A. and Empresa Depuradora de Aguas Servidas Ltda. on September 27, 2007.

The Contract for Operating and Maintaining the La Farfana Sewage Water Treatment Plant originated from an International Public Bidding launched, in accordance with article 67 of General Law on Sanitary Services DFL No. 382/88, by Aguas Andinas S.A. on May 12, 2007.

The bidding bases were acquired by 9 companies, but in the end only Cadagua S.A., Omnium de Traitment et de Valorisation S.A. (OTV), and the consortium formed by Degrémont S.A. and Sociedad General de Aguas de Barcelona S.A. (Agbar) (the latter two being companies related to Aguas Andinas S.A.) submitted economic offers (which were reported to the SVS).

On August 2, 2007, Aguas Andinas S.A. informed the Consortium that its offer, because, it presented the highest technical and economic qualification, have been selected. This was based on a favorable decision made by the Aguas Andinas S.A. Directors Committee in a meeting held on July 23, 2007 and on a favorable decision of the Aguas Andinas S.A. Board meeting No. 351 held on July 24, 2007. These decisions were made with the favorable vote of all attending members, who declared that the transaction matched usual market equanimity conditions.

To materialize the contract, and in accordance with the bidding bases, Degrémont and Agbar (through its Chilean subsidiary Agbar Conosur Ltda.) set up a company called Empresa Depuradora de Aguas Servidas Ltda (EDAS) which appointed as incumbent Directors Mr. Joaquín Villarino and Mrs. Marta Colet, who are also Directors of Aguas Andinas S.A.

Therefore, the contract with EDAS is an operation authorized under article 44 of Corporations Law No. 18,046.

The contract with EDAS was approved by the Aguas Andinas S.A. Directors Committee in a meeting held on August 27, 2007 and by the Aguas Andinas S.A. Board meeting No. 352 held on August 28, 2007. These decisions were made with the favorable vote of all attending Directors, except for Mr. Joaquín Villarino and Mrs. Marta Colet, who did not vote.

File No. 82-35046

The Contract was entered into under the single price modality, for a price of UF 2,774,994.4 plus Value-Added Tax, for a term of 60 months beginning on October 1, 2007, and can be extended for another consecutive 60-month period under the conditions set forth in the contract itself.

Finally, it should be pointed out that the contract intends to provide the service of operating and maintaining La Farfana Sewage Water Treatment Plant, which is owned by Aguas Andinas S.A., including all the aspects involved in the proper operation and maintenance of the plant, such as staff, electricity expenses, chemical supplies, spare parts, etc, in keeping with the bidding bases and the other contract documentation.

Reasoned Analysis

Inversiones Aguas Metropolitanas S.A.
Financial Statement

Share Ownership

The capital of Inversiones Aguas Metropolitanas S.A. is divided into 1,000,000,000 no par value shares. At December 31, 2007, our principal shareholders are Inversiones Aguas del Gran Santiago Ltda., with 56.6%, and the Bank of New York (depositary bank acting on behalf of the holders of ADRs) with 19.18% of the share capital.

Sales

For the period ended December 31, 2006, sales are those made under the technological support contract entered into with Aguas Andinas S.A. in December 2001 for a term of 5 years and finalized in December 2006

Operating costs and expenses

Our operating costs and expenses comprise the cost of sales and administration and sales expenses. The cost of sales relates to the invoicing under the technol□

Market risk

The Company's principal business is linked to its subsidiary Aguas Andinas so the relevant risk for our company is determined by the relevant risk of that subsidiary, a situation described in the financial reports of that company.

Balance Sheets

The composition of assets and liabilities at December 31, 2007 and 2006, is as follows:

Assets	December 2007 Ch$ millions	December 2006 Ch$ millions	Change %
Current assets	794	2,038	(61.04)
Property, plant and equipment (net)	27	8	237.50
Other assets	488,206	504,848	(3.30)
Total	**489,027**	**506,894**	**(3.52)**

Current assets have decreased by Ch$1,244 million compared to the year before, mainly due to the reduction of Ch$983 million in notes and accounts receivable from related companies associated with debts arising in 2006 in connection with the technical assistance contract with Aguas Andinas S.A., and a Ch$179 million decrease in financial investments.

Other assets decreased by Ch$16,642 million, due mainly to a reduction in goodwill of Ch$23,093 million, caused by the amortization in the period, which was offset in part by an increase of Ch$6,453 million in investment in related companies due to the increase of the profits and the equity reserve in the subsidiary Aguas Andinas S.A.

Liabilities	December 2007 Ch$ millions	December 2006 Ch$ millions	Change %
Current liabilities	496	1,217	(59.24)
Long-term liabilities	158	172	(8.14)
Total liabilities	**654**	**1,389**	**(52.92)**
Shareholder's Equity	488,373	505,505	(3.39)
Total	**489,027**	**506,894**	**(3.52)**

Current liabilities decreased by Ch$721 million mainly due to a Ch$998 million reduction of accounts payable to related companies due to the cessation of the invoicing derived from the technological support contract, which ended in December 2006.

Long-term liabilities decreased by Ch$14 million compared to 2006, mainly under the heading of long-term deferred taxes.

Shareholders' equity decreased by Ch$17,132 million relative to 2006, which is explained basically by a Ch$19,513 million capital distribution agreed in April 2007, offset by an increase in Other reserves.

Inversiones Aguas Metropolitanas S.A.
Financial Statements

Financial Indicators

Indicators		December 2007	December 2006	Change %
Liquidity				
Current ratio	(times)	1.60	1.68	(4.76)
Acid test ratio	(times)	1.23	0.65	89.23
Debt				
Debt ratio	(%)	0.13	0.27	(51.85)
Short-term debt	(%)	75.84	87.62	(13.44)
Long-term debt	(%)	24.16	12.38	95.15
Financial expense coverage	(times)	6,981.71	3,187.90	119.01
Financial expense coverage				
Return on equity (average)	(%)	4.94	4.65	6.24
Return on assets (average)	(%)	4.93	4.63	6.48
Earnings per share	(Ch$)	24.53	24.29	0.99
Dividend yield	(%)	3.67	3.08	19.48

Current liabilities decreased by Ch$721 million and current assets decreased by Ch$1,244 million, causing the Company's liquidity level to fall by 4.76% relative to 2006.

The net debt ratio declined by 51.85%, due to the 52.92% decrease in total liabilities and the 3.39% reduction in shareholders' equity.

The return on average equity improved by 6.24% compared to the previous year, mainly because of the 3.39% reduction in shareholders' equity.

The return on dividends increased by 19.48% due to the 17.40% increase in dividends paid and a 9.17% decline in the price of each share.

Statements of Income

The following shows the most important items in the statement of income for the years ended December 31, 2007 and 2006:

Statements of Income	December 2007 Ch$ millions	December 2006 Ch$ millions	Change %
Revenues	-	3,512	(100.00)
Operating expenses	-	(3,220)	(100.00)
Administrative & sales cost	(1,117)	(662)	68.73
Operating income	(1,117)	(370)	(201.89)
Non-operating results	25,759	24,661	4.45
Net income	24,532	24,292	0.99
Financial expenses (less)	(4)	(8)	50.00
EBITDA	24,651	24,300	1.44

(EBITDA is income before taxes, depreciation, amortization and interest)

Revenues:

At December 31, 2007 Inversiones Aguas Metropolitanas S.A. had no revenues due to the cessation of the technological support contract, causing a Ch$ 3,512 million reduction in sales relative to 2006.

Operating costs and expenses:

At December 31, 2007 the operating costs and expenses of Inversiones Aguas Metropolitanas S.A. was Ch$1,117 million, a decreased of Ch$2,765 million compared to 2006. This difference is explained by:

The cost operating diminished by Ch$3,220 million due to the cessation of the technological support contract.

Administrative and sales expenses increased by Ch$455 million, equivalent to 68.73%, to Ch$1,117 million, compared to the Ch$662 million of the previous year. This is basically due to an increase in general expenses and in remunerations, offset in part by third-party services.

Inversiones Aguas Metropolitanas S.A.
Financial Statements

Operating Income

The net operating income of Inversiones Aguas Metropolitanas S.A. for the period ended December 31, 2007 therefore amounted to Ch$(1,117) million, a Ch$747 million decrease relative to 2006.

Non-Operating Results

The non-operating result of Inversiones Aguas Metropolitanas S.A. amounted to Ch$25,759 million, a Ch$1,098 million increase relative to 2006.

The main change was a Ch$1,667 million decreased in other non-operating income resulting from the sale of the 1.1% interest in the subsidiary Aguas Andinas S.A. in 2006, which was offset in part by a Ch$2,756 million increased in income from investments in related companies.

Income Tax

The provision for income tax in 2007 is Ch$110 million higher than the year before, in line with the higher pre-tax income.

Net Income

Because of the various factors mentioned, the net income of Inversiones Aguas Metropolitanas S.A. for 2007 amounted to Ch$24,532 million, Ch$240 million more than in 2006.

File No. 82-35046

Statement of Direct Cash Flows

Statement of cash flows	December 2007 Ch$ millions	December 2006 Ch$ millions	Variación %
Operating activities	43,414	42,533	2.07
Financing activities	(43,206)	(56,441)	(23.45)
Investment activities	(22)	13,310	(100.17)
Net cash flow for the year	186	(598)	131.10
Effect of inflation for the year	(370)	(190)	94.74
Decrease in cash	(184)	(788)	(76.65)
Starting balance of cash	792	1,580	(49.87)
Closing balance of cash	**608**	**792**	**(23.23)**



At December 31, 2007, there was a positive change in cash flows from operating activities of Ch$881 million, compared to the previous year, the principal reason being the increase in dividends and other distributions received of Ch$457 million, a Ch$2,658 decreased in payments to suppliers and remunerations, a Ch$576 decrease in payment of Value Added and similar taxes, and a Ch$191 reduction in income taxes. This was offset in part by a Ch$3,087 decrease in amounts collected from trade accounts receivable.

The cash flows from financing activities increased by Ch$13,235 million over 2006, mainly due to the Ch$16,718 decrease in capital distributions, which was partially offset by a Ch$3,483 million increase in dividends distributions.

The cash flows f□

Difference between the book values and the economic value of the principal assets

The property, plant and equipment are accounted for in accordance with accounting principles generally accepted and standards and the instructions issued by the Superintendency of Securities and Insurance. We therefore believe that there should not be significant differences between the economic or market value and the book value of the Company's assets and liabilities.

Financial Statements of Subsidiaries

For the years ended December 31, 2007 and 2006

File No. 82-35046

Aguas Andinas S.A. and Subsidiaries

General Information

Name	: Aguas Andinas S.A.
Type of entity	: Public Corporation
Address	: Avenida Presidente Balmaceda N°1398, Santiago, Chile
Telephone	: (56-2) 688 1000
Fax	: (56-2) 694 2777
Tax I.D.	: 61,808,000-5
P.O. Box	: 1537 Santiago
Corporate purpose	: Abstraction, purification and distribution of water and the collection and disposal of sewage.
External Auditors	: Deloitte Auditores y Consultores Ltda.
External Auditors' Tax I.D.	: 80,276,200-3
Service phone	: (56-2) 731 2482
Registered in Securities Record	: N° 0346
Sitio web	: www.aguasandinas.cl
Paid-in capital	: $142,853,400,915

Incorporation of the Company

Aguas Andinas SA. was incorporated as a public corporation by public deed dated May 31, 1989 in Santiago, at the notary Raúl Undurraga Laso. An extract of the bylaws was published in the Official Gazette on June 10, 1989 and registered in the Santiago Trade Register (folio 13,981, No. 7,040) in 1989.

Legal Aspects

The Company is registered in the Securities Register of the Superintendency of Securities and Insurance under number 0346, in accordance with Law N° 18,777. As a company in the sanitation services sector, it is regulated by the Superintendency of Sanitation Services in accordance with Law N° 18,902 and Decree Laws N° 382 and 70, both of 1988.

Corporate Purpose

The Company's corporate purpose are the provision of sanitation services which include the construction and exploitation of public-utility services for the production and distribution of water and the collection and disposal of sewage within the concession area covering Greater Santiago and peripheral locations. To provide an integral service for customers, the Company has non-sanitation subsidiaries that provide diversified services like the treatment of industrial waste, the commercialization of materials and technical analyses.

Directorio

Chairman	Alfredo Noman Serrano
Vice Chairman	Joaquín Villarino Herrera (Vice Chairman of the Board of Inversiones Aguas Metropolitanas S.A.)
Directors	Arturo Vergara del Río José Vila Basas Mónica Singer González Jaime Arellano Quintana Carlos Mladinic Alonso
Alternate Directors	Juan Antonio Guijarro (Director of Inversiones Aguas Metropolitanas S.A.) Antoni Siurana Marta Colet Gonzalo (Chief Executive Officer of Inversiones Aguas Metropolitanas S.A.) Diana D'Arras Mario Castillo Astudillo Ramón Figueroa González orge Bande Bruck
Chief Executive Officer	Felipe Larrain Aspillaga

Executive Officers

Corporate Finance and Control Manager	: Iván Yarur Sairafi
Corporate Customer Service Manager	: Víctor de la Barra Fuenzalida
Corporate Operations Manager	: Narciso Berberana Sáenz
Corporate Sewage Treatment Manager	: Salvador Villarino Krumm
Corporate Communications and Organizational and Development Manager	: Francesc Mayné
Corporate Investments and Logistics Manager	: Joaquim Martí Marqués
Corporate Planning and Development Manager	: Josep Maria Verdejo Rabazo
Corporate Legal Affairs Manager	: Camilo Larraín Sánchez

Percentage Shareholding of the Parent

50.10234%

Investment as Percentage of Parent Company´s Assets

44.34357%

Relationship with the Parent

In 2007 only a contract of office rental exists with Inversiones Aguas Metropolitanas S.A., for facilities of the Corporate Building of Aguas Andinas S.A., which is paid monthly. In the future it is expected to keep similar commercial relations.

Balance Sheets

For the years ended December 31, 2007 and 2006	2007 ThCh$	2006 ThCh$
Current assets	67,243,118	55,664,712
Property, plant and equipment, Net	647,966,363	646,750,977
Other non-current assets	123,622,345	124,994,750
Total Assets	**838,831,826**	**827,410,439**
Current liabilities	77,641,238	98,621,211
Long-term liabilities	328,361,168	308,840,232
Minority interest	11,550	10,619
Shareholders' equity	432,817,870	419,938,377
Total liabilities and shareholders' equity	**838,831,826**	**827,410,439**

Statement of Income

For the years ended December 31, 2007 and 2006	2007 ThCh$	2006 ThCh$
Operating revenues	253.755.843	249.321.595
Operating expenses and administrative and sales cost	(132.442.121)	(128.100.648)
Gross profit	121.313.722	121.220.947
Non-operating results	(4.117.811)	(10.885.530)
Income Taxes	(20.136.389)	(19.450.905)
Loss of minority interesto	(1.632)	(467)
Amortization of negative goodwill	1.109	75
Net income	**97.058.999**	**90.884.120**

File No. 82-35046

Aguas Andinas S.A. and Subsidiales

Statements of Cash Flows

For the years ended December 31, 2007 and 2006	2007 ThCh$	2006 ThCh$
Cash Flows From Operating Activities	138.396.187	128.824.841
Cash flows from financing activities	(91.317.984)	(103.083.738)
Cash flows from investing activities	(36.886.123)	(49.523.142)
Net increase (Decrease) in cash flows for the year	10.192.080	(23.782.039)
Price-level restatement of cash and cash equivalents	(537.283)	(389.718)
Net increase (decrease) in cash and cash equivalents	9.654.797	(24.171.757)
Cash and cash equivalents at beginning of the Year	581.139	24.752.896
Cash and cash equivalent at the end of the year	**10.235.936**	**581.139**

Reconciliation between Net Cash Flows Provided by Operating Activities and Net Income for the Year

For the years ended December 31, 2007 and 2006	2007 ThCh$	2006 ThCh$
Net income	97.058.999	90.884.120
Gain on sale of property, plant and equipment	(3.464.665)	(1.265.138)
Adjustments to reconcile net income by operating activities	40.543.476	41.360.113
Changes in operating assets - (increases)	(5.447.207)	(8.825.011)
Changes in operating liabilities - increases	9.703.952	6.670.290
Gain of minority interest	1.632	467
Net Cash Flows Provided by Operating Activities	**138.396.187**	**128.824.841**

Note: The complete Financial Statements of □

File No. 82-35046

(9)

IAM

Santiago, FEBRUARY 29, 2008

REF. : INFORMATION CIRCULAR N° 1696

Mr
Superintendent of
Securities and Insurance
Santiago

Dear Sir,

We enclose the information requested in this Circular in the pre-established format, with the information relating to the closing of the consolidated financial statements for the period ended December 31, 2007, of Inversiones Aguas Metropolitanas S.A.

Yours sincerely,

Marta Colet Gonzalo
Chief Executive Officer

File No. 82-35046

(10)

IAM

APPENDIX A

1.0 INSCRIPTION ON STOCK EXCHANGE

1.1 Inscribed in some Stock Exchange (YES/NO) — Yes

1.2 Stock exchanges inscribed in — Santiago Stock Exchange; Chilean Electronic Exchange

2.0 CONTROLLER OF THE COMPANY

2.1 Company has a controller? (YES/NO) — Yes

2.2 Effective participation — 56.6%

2.3 Detail of effective particiaption

Tax No.	Name	Percentage
77.329.730-4	Inversiones Aguas del Gran Santiago S.A.	56.60%

3.0 STATUTORY PROVISIONS

3.1 Company subject to provisions of Chapter XII of Lae 3,500 (YES/NO) — NO

3.2 Maximum permitted concentration according to bylaws

4.0 COMPLIANCE WITH CONDITIONS ESTABLISHED IN CLAUSE 112 OF DECREEE LAW 3,500

4.1 Condition related to maximum concentration (YES/NO)

4.2 Condition related to shareholdings of minority shareholders

4.3 Condition related to dispersion of share ownership

4.3.1 Number of shareholders

4.3.2 Percentage

IAM

File No. 82-35046

APPENDIX B

NET CONSOLIDATED ACCOUNTING ASSETS AT DECEMBER 31, 2007

Parent Company: Inversiones Aguas Metropolitanas S.A.

Deuda vigente en mercado nacional :_____
Deuda vigente en mercado internacional :_____

Subsidiary company: Aguas Andinas S.A.
Deuda vigente en mercado nacional :__X__
Deuda vigente en mercado internacional :_____

Inversión	Cuenta FECU Número	Clasificación de Riesgo	Inversión Miles de $	Factor de Riesgo	Monto a rebajar Miles de $	Sub-Totales	
1 0 Total shares & rights in companies Not indispensable for the business (less)							(326,260,098)
1.1 Marketable securities	5.11.10.30						
Sociedad - Instrumento							
1.2 Investments in related companies	5. 13.10.10						
Sociedad - Instrumento							
1.3 Investments in other companies	5. 13.10.20						
Sociedad - Instrumento							
1.4 Goodwill	5. 13.10.30					326,260,098	
Aguas Andinas S.A. - Acciones			271,348,419	1	271,348,419		
Aguas Cordillera S.A. - Acciones			54,911,579	1	54,911,579		
1.5- Negative goodwill	5. 13.10.40					-	
Aguas Manquehue S.A. - Derechos							
1.6 Others	5. 13.10.90						
Sociedad - Instrumento							
2.0 Total bonds and trade paper of public & private companies							
2.1 Marketable securities	5. 11.10.30						
Sociedad - Instrumento							
2.2 Others current assets	5. 11.20.30						
Sociedad - Instrumento							
2.3 Long-term debtors	5. 13.10.50						
Sociedad - Instrumento							
2.4 Others	5. 13.10.90						
Sociedad - Instrumento							
3.0 Total notes and accounts receivable from related companies not related to the business							
3.1 Short term	5. 11.10.70						
Sociedad - Instrumento							
3.2 Long term	5. 13.10.60						
Sociedad - Instrumento							
4.0 Time deposits							
4.1 Time deposits	5. 11.10.20						
Sociedad - Instrumento							
5.0 Total adjustments							
6.0 Total consolidated assets	5. 10.00.00						1,110,836,814
7.0 Total net consolidated assets							784,576,716

11

IAM
www.iamchile.cl

YE 07 Earnings Release

Source: Consolidated Financial Statements as of December 31, 2007

USOTC: IAMTY

Santiago Stock Exchange: IAM

INVERSIONES AGUAS METROPOLITANAS S.A. ANNOUNCES CONSOLIDATED RESULTS FOR THE YEAR ENDED DECEMBER 31, 2007

(Santiago – Chile, February 29th, 2008) Inversiones Aguas Metropolitanas S.A. "the Company" or "IAM", controlling shareholder of Aguas Andinas S.A. –the largest water and sewage company in Chile–, announced today its consolidated results for the period ended December 31, 2007*.

HIGHLIGHTS

- Net revenues for 2007 increased Ch$4,434, or 1.8%, to Ch$253,756 million from Ch$249,322 million for 2006. This increase was mainly due to a higher volume of business of our non-regulated subsidiaries.

- Consolidated cost of sales (Operating Costs plus SG&A) for 2007 amounted to Ch$133,556 million, Ch$5,088 million (4.0%) higher than in the period 2006. This variation was mainly explained by higher costs of non-regulated activities, higher doubtful accounts provision and higher personnel expenses related to a retirement plan and severance indemnities.

- Non-operating Income of IAM was Ch$(26,991) million, higher by Ch$5,109 million compared to the result of 2006. This variation was mainly explained by a higher result in price level restatement of Ch$4,405 million and lower other non operating expenses of Ch$1,184 million, partly compensated by lower financial income of Ch$525 million.

- Due to the factors set forth above, the consolidated net income of Inversiones Aguas Metropolitanas S.A. for 2007 increased 1% to Ch$24,532 million from Ch$24,292 million for 2006.

Principal Consolidated Figures (Million of Ch$ as of December 31, 2007)

	Dec. 07	Dec. 06	% Var
Net Revenues	253,756	249,322	1.8%
Operating Income	120,200	120,854	-0.5%
EBITDA	158,647	158,923	-0.2%
EBITDA Margin	62.5%	63.7%	
Net Income	24,532	24,292	1.0%

Revenue Breakdown


3.2%
9.4%
45.7%
41.8%
Water
Sewage
Other regulated businesses
Non regulated businesses

Operating Data

Sales Volume (Thousand m³)	Dec. 07	Dec. 06	% Var
Water	479,345	477,394	0.4%
Sewage Collection	471,896	471,328	0.1%
Sewage Treatment & Disposal	407,029	407,255	(0.1%)
Sewage Interconnection Service	114,053	112,433	1.4%

Customers	Dec. 07	Dec. 06	% Var
Water	1,597,537	1,550,008	3.1%
Sewage	1,569,392	1,520,662	3.2%

* All figures are in constant Chilean Pesos and are reported according to Chilean Generally Accepted Accounting Principles (Chilean GAAP). Figures as of December 2006 have been adjusted by the year-to-year CPI variation of 7.4%. The consolidated financial statements of Inversiones Aguas Metropolitanas S.A. for such period include its subsidiary Aguas Andinas S.A. "Aguas Andinas".

PRINCIPALS EVENTS OF THE PERIOD

Interim Dividend Payment

At the Board meeting held on September 26, 2007, the payment of an interim dividend of Ch$14.53 per share (equivalent to Ch$290.6 per ADS), totaling ThCh$14,530,000, was approved. This dividend was paid on October 25, 2007.

Establishment of the Level I ADR Program

On July 31, 2007, IAM's sponsored Level I American Depositary Receipts program was declared effective by the US Securities and Exchange Commission. The Level I ADRs trade on the Over-the-Counter market (OTC) under the ticker symbol "IAMTY" and its CUSIP number is 46128Q201.

Capital Reduction Payment

At the annual Extraordinary Shareholders' Meeting of the Company held on April 24, 2007, the payment of a capital distribution of Ch$19.5128 per share (equivalent to Ch$390.256 per ADS), totaling ThCh$19,512,800, was approved. This capital reduction was paid on July 25, 2007.

Approval of Environmental Impact Assessment of Mapocho Urban Cleaning Project

On June 4, 2007, the Regional Environmental Commission for the Santiago Metropolitan Region approved the Environmental Impact Assessment for the Mapocho Urban Cleaning Project. This development involves an investment of nearly US$72 million, and an estimated construction period of 18 months.

Final Dividend Payment

At the annual Ordinary Shareholders' Meeting of the Company held on April 24, 2007, the payment of a final dividend of Ch$8.8453 per share (equivalent to Ch$176.906 per ADS), to be charged against the net income for the year 2006, totaling ThCh$8,845,300, was approved. This final dividend was paid on May 23, 2007.

Chief Executive Officer Appointment

At the meeting of the Board of Directors held on April 25, 2007, Mr. Albert Martínez Lacambra presented his resignation as Chief Executive Officer of IAM. At the same meeting, Mrs. Marta Colet Gonzalo was appointed as Chief Executive Officer of IAM.

Board of Directors and Directors' Committee Constitution

At the meeting of the Board of Directors held on April 25, 2007, the Board was declared as constituted. Mr. Ángel Simón was elected as the chairman and Mr. Joaquín Villarino Herrera as vice-chairman. The same Board meeting appointed the members of the Company's Directors' Committee, being Mr. Herman Chadwick, Mr. Jaime Ravinet and Mr. Joaquín Villarino Herrera.

Appointment of a new Board of Directors

At the annual Ordinary Shareholders' Meeting of the Company held on April 24, 2007, the following Board members were elected:

Director	Alternate Director
Ángel Simón Grimaldos	Josep Bagué Prats
Joaquín Villarino Herrera	Pedro Butazoni Álvarez
Jean Louis Chaussade	Albert Martínez Lacambra
Juan Antonio Guijarro	Xavier Amorós
Herman Chadwick Piñera	Rodrigo Castro Fernández
Mario Marcel Cullel **	Ignacio Guerrero Gutiérrez
Jaime Ravinet de la Fuente	Juan Toro Rivera *

(*) *On August 29, 2007, Mr. Juan Toro presented his resignation as alternate director of IAM.*
(**) *On February 1, 2008, Mr. Mario Marcel presented his resignation as director of IAM, being replaced by his alternate director Mr. Ignacio Guerrero.*

INCOME STATEMENT ANALYSIS

(In Million of Chilean Pesos)	Dec. 07 MM$	Dec. 06 MM$	% Var
Net Revenues	253,756	249,322	1.8%
Operating Costs	(98,495)	(98,375)	0.1%
Selling & Administrative Expenses	(35,061)	(30,093)	16.5%
Operating Income	120,200	120,854	(0.5%)
Non-Operating Income	(26,991)	(32,100)	(15.9%)
Financial Expenses	(17,765)	(17,798)	(0.2%)
Net Income	24,532	24,292	1.0%

Net Revenues

Net revenues for the year 2007 reached Ch$253,756 million, a 1.8% increase from Ch$249,322 million for the period 2006. The following table sets forth, for the periods indicated, the principal components of our net revenues:

	Dec. 07		Dec. 06	
	Million Ch$	%	Million Ch$	%
Water	115,886	45.7%	115,386	46.3%
Sewage	106,032	41.8%	105,546	42.3%
Other regulated businesses	8,007	3.2%	10,059	4.0%
Non regulated businesses	23,831	9.4%	18,331	7.4%
Total	253,756	100.0%	249,322	100.0%

The increase in net revenues for the year 2007 of Ch$4,434 million, resulted mainly from the following factors:

a) Water: Water revenues increased Ch$500 million (0.4%) as a result of a higher sales volume of 2.0 million m^3. The higher water sales volume is explained by a 2.8% average growth in number of customers partially compensated by a 2.3% decrease in individual consumptions.

b) Sewage: Sewage revenues increased Ch$485 million (0.5%) as a result of (i) higher income from sewage collection services of Ch$208 million (from Ch$53,123 million in 2006) due to the application of a higher average tariff of 0.3% and an increase in the sales volume of 0.6 million m^3, (ii) higher income from sewage treatment services of Ch$529 million (from Ch$40,638 million in 2006) as a result of a higher average tariff applied of 1.4%, and (iii) lower income from sewage interconnection services for Ch$251 million (from Ch$11,785 million in 2006) caused by the combination of a lower average tariff of 3.5% and a higher sales volume of 1.6 million m^3.

c) Other regulated businesses: Revenues from other regulated businesses decreased Ch$2,052 million (20.4%) mainly due to a lower income provisions.

d) Non-regulated businesses: Revenues from non-regulated businesses increased Ch$5,500 million or 30.0%, for the year 2007, mainly due to a Ch$2,620 million increase in revenues derived from sales of materials related to the sanitation industry, a Ch$1,470 million increase in services related to liquid industrial waste and other water and sewage treatment activities, a Ch$1,229 million increase in fees to households attributable to installation, cleaning and calibration services; and a Ch$181 million increase in sales of laboratory services.

Cost of Sales

The consolidated cost of sales of IAM (Operating Costs plus SG&A) for 2007 was Ch$133,556 million, higher by Ch$5,008 million (4.0%) as compared to 2006. This is explained as follows:

- The operating cost for 2007 increased by Ch$120 million (0.1%) to Ch$98,495 million, compared to Ch$98,375 million for 2006. This variation was mainly explained by higher costs in non-regulated activities, partially compensated by lower costs in regulated activities of sanitation subsidiaries. The most important items included in costs of sales are depreciation, which represented 36.2%; outsourcing certain services to third-party contractors, which represented 33.1%; and personnel, which represented 16.3%.

- Selling & administrative expenses increased by Ch$4,968 million (16.5%) to Ch$35,061 million, compared to Ch$30,093 million for 2006. This was mainly explained by higher doubtful accounts provision, and higher personnel expenses related to a retirement plan and severance indemnities. The most important items in selling and administrative expenses are personnel, which represented 42.7%; outsourcing services, which represented 26.6%; and general expenses, which represented 13.0%.

Operating Income

Due to the factors set forth above, the consolidated operating income of Inversiones Aguas Metropolitanas for 2007 amounted to Ch$120,200 million, a decrease of Ch$653 million as compared to the result for 2006. As a percentage of net revenues, our operating income decreased from 48.5% for the year 2006 to 47.4% for the period 2007.

Non-Operating Income

The consolidated non-operating income of Inversiones Aguas Metropolitanas reached Ch$(26,991) million, an increase of Ch$5,109 million over the result for 2006.

This variation was basically explained by a higher result in price level restatement of Ch$4,405 million compared to the previous year and lower other non operating expenses of Ch$1,184 million, partly compensated by lower financial income of Ch$525 million.

Income Tax

Income taxes for the year 2007 increased by Ch$797 to Ch$ 20,247 million from Ch$19,450 million for 2006, mainly due to higher pre-tax income.

Net Income

Due to the factors set forth above, the consolidated net income of Inversiones Aguas Metropolitanas S.A. for the year 2007 reached Ch$24,532 million, as compared to the result for the period 2006 of Ch$24,292.

BALANCE SHEET ANALYSIS

(In Million of Chilean Pesos)	Dec. 07	Dec. 06	% Var
Assets			
Current Assets	68,025	56,544	20.3%
Property, Plant & Equipment	647,993	646,759	0.2%
Other Assets	394,818	419,444	(5.9%)
Total Assets	1,110,837	1,122,747	(1.1%)
Liabilities & Shareholders' Equity			
Current Liabilities	78,125	98,679	(20.8%)
Long-Term Liabilities	328,361	309,013	6.3%
Minority Interest	215,978	209,550	3.1%
Shareholders' Equity	488,373	505,505	(3.4%)
Total Liablities & Equity	1,110,837	1,122,747	(1.1%)

Assets

Current assets increased by Ch$11,481 million compared to 2006, due principally to an increase in marketable securities of Ch$9,970 million, an increase in trade accounts receivable of Ch$2,415 million, an increase in inventories of Ch$385 million; partly compensated by a decrease in notes receivable of Ch$2,122 million.

The Company's fixed assets increased by 0.19% (Ch$1,234 million), from Ch$646,759 million for 2006 to Ch$647,993 million for 2007. The most significant increases were in buildings and infrastructure of Ch$12,807 million, machinery and equipment of Ch$401 million and land of Ch$380 million, due to the investments being made in sanitation and support infrastructure.

The charge for depreciation as of December 31, 2007 reached Ch$36,115 million, 0.8% above the level of December 2006 (Ch$35,819 million), due principally to the works that have come into operation in the last year. Accumulated depreciation increased by Ch$12,347 million, 2.0% higher than in the previous period.

Other assets decreased by Ch$24,626 million. The principal changes being the reductions in goodwill of Ch$27,450 million and the decrease in intangible assets (net) of Ch$1,257 million, due to the regular amortizations for the period, partly compensated by higher deferred taxes of Ch$3,099 million.

Liabilities and Shareholders' Equity

Current liabilities decrease by Ch$20,554 million, due principally to a decrease in the short-term portion of borrowings from banks & financial institutions of Ch$39,919 million, due mainly to the refinancing of bank debt carried out during the first half of 2007, partly offset by an increase in bonds payable short term portion of Ch$5,294 and an increased in unearned income of Ch$2,148 million.

Long-term liabilities increased by Ch$19,348 million compared to 2006. The main variations being an increase in borrowings from bank & financial institutions of Ch$30,345 million, due to the debt refinancing previously mentioned, and an increase in notes payable of Ch$10,387 million, corresponding to reimbursable financial contributions. This was partly offset by reductions in bonds payable of Ch$19,211 million, and in deferred taxes of Ch$3,950 million (due to the effects of the merger between subsidiaries).

Shareholders' equity decreased by Ch$17,132 million compared to the previous period, due mainly to a capital distribution of Ch$19,513 million paid on July 25, 2007, partly offset by higher other reserves.

The table below sets forth the maturity of our consolidated long-term debt, as of December 31, 2007 (figures in million of Ch$):

	Currency	Total	Jan. 08 Dec. 08	Jan. 09 Dec. 09	Jan. 10 Dec. 10	After Dec. 10
Bonds	Indexed Ch$	206,362	19,778	18,777	19,081	148,725
Bank Debt	Non-Indexed Ch$	87,263	8,196		5,139	73,927
RFCs (1)	Indexed Ch$	36,604	375	289	314	35,626
Total (2)		330,228	28,349	19,067	24,535	258,278

(1) *Reimbursable financial contributions.*
(2) *The figures consider the accrued financial expenses as of December 31, 2007.*

CASH FLOW ANALYSIS

Consolidated Cash Flow (In Million of Chilean Pesos)	Dec. 07	Dec. 06	% Var
Operating	136,526	126,527	7.9%
Financing	(89,240)	(115,337)	(22.6%)
Investment	(36,908)	(35,570)	3.8%
Net Cash Flow of the Period	10,378	(24,380)	(142.6%)

The operating cash flow increased by Ch$9,999 million compared to the period 2006, the main variations being an increase in the collection of trade account receivable of Ch$3,471 million, lower payment to suppliers and personnel of Ch$3,235, and lower interest paid of Ch$3,481 million.

The financing cash flow decreased by Ch$26,097 million compared to the previous period mainly due to a lower payment of loans of Ch$ 41,430 million, lower bond payments of Ch$5,144 million and lower capital reduction of Ch$16,718. This was partly offset by a decrease in loans obtained of Ch$33,204, and an increase in dividend payment of Ch$3,483 million.

The investment cash flow increased by Ch$1,338 million compared to the period 2006, due mainly to lower proceeds from sales of permanent investments of Ch$13,329 million (due to the sale of a 1.1% shareholding in Aguas Andinas S.A. during 2006), and higher other investment disbursements of Ch$ 1,401 million. This was partly offset by lower addition of fixed assets of Ch$7,663 million and higher proceeds from sales of fixed assets of Ch$5,585 million.

MAIN OPERATING FIGURES

Sales Volume (In thousand m^3)	Dec. 07	Dec. 06	% Var
Water	479,345	477,394	0.4%
Sewage Collection	471,896	471,328	0.1%
Sewage Treatment & Disposal	407,029	407,255	(0.1%)
Sewage Interconnection Service	114,053	112,433	1.4%

Customers	Dec. 07	Dec. 06	% Var
Water	1,597,537	1,550,008	3.1%
Sewage	1,569,392	1,520,662	3.2%

INVERSIONES AGUAS METROPOLITANAS S.A.
Shareholder Composition as of December 31, 2007


Others
13.5%
Chilean Pension Funds
3.6%
Inversiones Aguas del Gran Santiago
56.6%
Citibank Chile (Chap. XIV)
7.1%
American Depositary Shares
19.2%

Total subscribed and paid shares: 1,000,000,000
Number of shareholders: 159

For further information contact:
Giovano Suazo
Inversiones Aguas Metropolitanas
(562) 496 2732
gsuazo@aguasmetropolitanas.cl

CONSOLIDATED BALANCE SHEETS

(Chilean GAAP, in thousands of Ch$ as of December 31, 2007)

ASSETS	Dec. 07	Dec. 06
TOTAL CURRENT ASSETS	**68,025,214**	**56,543,736**
Cash & bank	196,608	141,457
Marketable securities	10,379,374	589,060
Trade accounts receivable (net)	48,493,065	46,078,165
Notes receivable (net)	1,724,461	3,836,920
Sundry debtors (net)	371,915	205,818
Notes & accounts receivables from related companies	248,612	43,650
Inventories (net)	2,172,423	1,787,146
Taxes recoverable	348,796	352,869
Prepaid expenses	290,581	296,471
Deferred taxes	1,577,317	1,138,015
Other current assets	2,222,062	2,074,165
TOTAL FIXED ASSETS	**647,993,157**	**646,759,036**
Land	38,819,148	38,438,934
Building & infrastructure	1,086,362,319	1,073,555,093
Machinery & equipment	126,877,875	126,476,767
Other fixed assets	12,665,191	12,641,947
Revaluation of fixed assets	5,225,658	5,256,064
Accumulated depreciation	(621,957,034)	(609,609,769)
TOTAL OTHER ASSETS	**394,818,443**	**419,444,185**
Goodwill	326,260,098	353,710,309
Negative goodwill		(1,109)
Long-term debtors	9,853,951	9,279,617
Long-term deferred taxes	3,098,529	-
Intangible assets	57,039,010	56,317,513
Accumulated amortization	(17,406,434)	(15,427,954)
Other	15,973,289	15,565,809
TOTAL ASSETS	**1,110,836,814**	**1,122,746,957**

CONSOLIDATED BALANCE SHEETS

(Chilean GAAP, in thousands of Ch$ as of December 31, 2007)

LIABILITIES & SHAREHOLDERS' EQUITY	Dec. 07	Dec. 06
CURRENT LIABILITIES	**78,125,490**	**98,679,125**
Short-term borrowings from banks & financial institutions	798	19,366,152
Short-term portion of borrowings from banks & financial institutions at long term	1,964,585	15,376,748
Bonds payable - short-term portion	19,778,482	14,484,533
Accounts payable	17,540,914	16,095,935
Notes payable	591,565	470,561
Sundry creditors	1,258,216	1,334,007
Notes & accounts payable to related companies	2,505,434	1,781,775
Accruals	19,077,153	19,322,687
Withholdings	9,046,254	8,028,822
Income taxes	2,014,935	228,785
Unearned income	4,333,346	2,185,159
Other current liabilities	13,808	3,961
LONG TERM LIABILITIES	**328,361,168**	**309,012,709**
Borrowings from banks & financial institutions	84,066,667	53,721,480
Bonds payable	186,583,275	205,794,683
Notes payable	44,406,775	34,019,418
Sundry creditors	871,600	1,139,241
Accruals	11,963,353	9,592,304
Deferred taxes		3,949,992
Other long-term liabilities	469,498	795,591
MINORITY INTEREST	**215,977,539**	**209,550,043**
SHAREHOLDRES' EQUITY	**488,372,617**	**505,505,080**
Paid-in capital	475,181,646	496,001,804
Reserves	3,446,893	3,252
Retained earnings	62,089	326,436
Net income for the period	24,531,649	24,291,715
Interim dividend	(14,849,660)	(15,118,127)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**1,110,836,814**	**1,122,746,957**

CONSOLIDATED STATEMENTS OF INCOME

(Chilean GAAP, in thousands of Ch$ as of December 31, 2007)

CONSOLIDATED STATEMENTS OF INCOME	Dec. 07	Dec. 06
OPERATING INCOME	**120,200,018**	**120,853,858**
OPERATING MARGIN	155,261,029	150,946,399
Revenues from operations	253,755,843	249,321,595
Cost of operations	(98,494,814)	(98,375,196)
Administrative & selling expenses	(35,061,011)	(30,092,541)
NON-OPERATING EXPENSES (INCOME)	**(26,991,021)**	**(32,100,331)**
Financial income	4,861,412	5,386,075
Other non-operating income	8,266,319	8,164,283
Amortizatión of Goodwill	(27,458,457)	(27,428,540)
Financial expenses	(17,764,712)	(17,797,826)
Other non-operating expenses	(1,003,750)	(2,187,632)
Price-level restatement	6,103,222	1,698,050
Foreign exchange differences	4,945	65,259
INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND AMORTIZATION OF NEGATIVE GOODWILL	**93,208,997**	**88,753,527**
INCOME TAXES	(20,246,656)	(19,449,777)
RESULT BEFORE MINORITY INTEREST AND AMORTIZATION OF NEGATIVE GOODWILL	**72,962,341**	**69,303,750**
MINORITY INTEREST	(48,431,801)	(45,012,109)
NET INCOME BEFORE AMORTIZATION OF GOODWILL	**24,530,540**	**24,291,641**
AMORTIZATION OF NEGATIVE GOODWILL	1,109	74
NET INCOME FOR THE PERIOD	**24,531,649**	**24,291,715**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Chilean GAAP, in thousands of Ch$ as of December 31, 2007)

CONSOLIDATED STATEMENTS OF CASH FLOWS	Dec. 07	Dec. 06
NET CASH FLOW FROM OPERATING ACTIVITIES	**136,526,188**	**126,526,821**
Collection of trade account receivables	298,373,654	294,902,400
Financial income received	686,339	1,050,458
Other income received	2,721,896	2,561,252
Payment to suppliers and personnel	(100,755,570)	(103,990,559)
Interest paid	(11,500,346)	(14,981,332)
Income tax paid	(19,086,568)	(19,668,592)
Other expenses paid	(873,910)	(705,317)
V.A.T & similar payments	(33,039,307)	(32,641,489)
NET CASH FLOW FROM FINANCING ACTIVITIES:	**(89,239,608)**	**(115,336,997)**
Loans	67,834,099	101,038,129
Bonds issued	-	4,781,347
Other financing	20,237,284	17,668,617
Dividend payment	(23,501,961)	(20,019,272)
Capital reduction	(19,703,716)	(36,421,859)
Payment of loans	(67,046,660)	(108,476,917)
Bond payment	(13,101,222)	(18,245,415)
Payment of bond issuance & placement costs		(384,520)
Other financing disbursements	(53,957,432)	(55,277,107)
NET CASH FLOW FROM INVESTING ACTIVITIES:	**(36,908,491)**	**(35,570,239)**
Proceeds from sales of fixed assets	5,585,225	128,738
Proceeds from sales of permanent investments		13,329,605
Addition of fixed assets	(40,468,922)	(48,102,070)
Payment of capitalized interest	(588,890)	(891,524)
Permanentes investments	(4,032)	(4,275)
Other investment disbursements	(1,431,872)	(30,713)
TOTAL NET CASH FLOW FOR THE PERIOD	**10,378,089**	**(24,380,415)**
EFFECT OF INFLATION ON CASH & CASH EQUIVALENT	**(906,938)**	**(579,612)**
NET CHANGE IN CASH & CASH EQUIVALENT	**9,471,151**	**(24,960,027)**
OPENING BALANCE OF CASH & CASH EQUIVALENT	**1,372,953**	**26,332,980**
CLOSING BALANCE OF CASH & CASH EQUIVALENT	**10,844,104**	**1,372,953**

RECONCILIATION OF NET INCOME FOR THE PERIOD WITH OPERATIN CASH FLOW

(Chilean GAAP, in thousands of Ch$ as of December 31, 2007)

RECONCILIATION OF CASH FLOW	Dec. 07	Dec. 06
NET INCOME FOR THE PERIOD	**24,531,649**	**24,291,715**
Result form asset sales	(3,464,665)	(2,939,254)
Gain on sale of fixed assets	(3,464,665)	(1,265,138)
Gain on sale of investments		(1,674,116)
CHARGES (CREDITS) TO INCOME NOT REPRESENTING CASH FLOWS	**63,658,740**	**64,656,760**
Depreciation for the period	36,115,335	35,818,870
Amortization of intangible assets	2,331,527	2,250,484
Write-offs & provisions	4,484,277	1,375,757
Amortization - goodwill	27,458,457	27,428,540
Amortization - negative goodwill	(1,109)	(74)
Net price-level restatement	(6,103,222)	(1,698,050)
Net foreign exchange differences	(4,945)	(65,259)
Other credits to income statement not representing cash flow	(3,672,964)	(3,473,826)
Other charges to income statement not representing cash flow	3,051,384	3,020,318
CHARGES IN ASSETS AFFECTING OPERATING CASH FLOW (INCREASE) DECREASE	**(4,308,705)**	**(8,310,751)**
Trade account receivable	(4,964,503)	(6,175,850)
Inventories	(473,977)	(669,899)
Other assets	1,129,775	(1,465,002)
CHANGE IN LIABILITIES AFFECTING OPERATING CASH FLOW INCREASE (DECREASE)	**7,677,368**	**3,816,242**
Account payable related to operating income (expense)	(534,204)	(1,117,352)
Interest payable	3,413,205	1,291,088
Income tax payable	938,133	(954,460)
Other account payable related to the non-operating income (expense)	948,951	2,620,164
VAT & similar payables (net)	2,911,283	1,976,802
Minority interest	48,431,801	45,012,109
NET CASH FLOW FROM OPERATING ACTIVITIES	**136,526,188**	**126,526,821**

082-35046

AR/S
12-31-07

12

IAM

Inversiones Aguas Metropolitanas S.A.

Memoria 2007 / *Annual Report*



File No [redacted]046

Tenemos el agrado de presentar la Memoria Anual 2007.

Durante este ciclo, seguimos avanzando en profundizar las relaciones con nuestros accionistas, colaboradores, la comunidad, la autoridad y nuestros clientes, en un proceso de mejoramiento continuo que involucra todas las acciones de la Compañía.

We are pleased to present to you the Annual Report 2007.

During this cycle, we continued to progress in developing relations with our shareholders, employees, the community, the authorities and our customers within a process of continuous improvement that governs all the Company's actions.

Ángel Simón Grimaldos
Presidente / *Chairman*

Marta Colet Gonzalo
Gerente General / *Chief Executive Officer*

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.

Memoria 2007
Annual Report

*Índice *Contents*



File No. 82-35046

Destacados
Highlights

Resumen Financiero / *Financial Summary* (1)

Al 31 de diciembre de / *As of December 31*	2003	2004	2005	2006	2007
Ingresos de agua potable / *Water revenues*	111.015	109.112	111.955	115.386	115.886
Ingresos aguas servidas / *Sewage revenues*	66.079	83.287	97.991	105.546	106.032
Otros ingresos regulados / *Other regulated businesses revenues*	9.754	8.131	9.939	10.059	8.007
Otros ingresos no regulados / *Other non-regulated businesses revenues*	9.285	13.821	15.992	18.331	23.831
Resultado operacional / *Operating income*	87.098	94.937	111.278	120.854	120.200
Utilidad del ejercicio / *Net income for the year*	10.928	12.199	18.755	24.292	24.532
Activos totales / *Total assets*	1.220.386	1.244.945	1.174.989	1.122.747	1.110.837
Pasivos de corto plazo / *Short term liabilities*	73.559	97.280	199.920	98.679	78.125
Pasivos de largo plazo / *Long term liabilities*	367.268	344.367	230.987	309.013	328.361
Interés minoritario / *Minority interest*	198.732	210.272	204.433	209.550	215.978
Total patrimonio / *Shareholder´s equity*	580.827	593.026	539.650	505.505	488.373

Antecedentes Operacionales / *Operating Data*

Al 31 de diciembre de / *As of December 31*	2003	2004	2005	2006	2007
Total clientes agua potable / *Total water costumers*	1.435.723	1.467.114	1.502.634	1.550.008	1.597.537
Total clientes recolección aguas servidas / *Total sewage collection costumer*	1.404.739	1.437.806	1.474.391	1.520.662	1.569.392
Total agua facturada (millones de m³) / *Water invoiced (million cubic meters)*	469,0	460,2	463,1	477,4	479,3
Recolección aguas servidas facturadas (millones de m³) / *Sewage collection invoiced (million cubic meters)*	465,4	457,4	460,3	471,3	471,9
Tratamiento y disposición aguas servidas facturados (millones de m³) / *Sewage treatment and disposal invoiced (million cubic meters)*	403,5	396,9	399,9	407,3	407,0
Interconexión alcantarillado facturada (millones de m³) / *Sewage collection invoiced (million cubic meters)*	109,6	108,6	109,8	112,4	114,1
Total cobertura agua potable / *Water coverage*	100,00%	100,00%	100,00%	100,00%	100,00%
Total cobertura recolección aguas servidas / *Sewage collection coverage*	98,00%	98,30%	98,30%	98,41%	- (2)
Total cobertura tratamiento aguas servidas / *Sewage treatment coverage*	62,90%	67,10%	69,10%	72,02%	- (2)
Total empleados / *Total employees*	1.480	1.453	1.402	1.444	1.484

(1) Cifras en millones de pesos al 31 de diciembre de 2007 / *Financial figures have been restated in constant Chilean pesos (millions) as of December 31, 2007.*

(2) Estimación por parte de la Superintendencia de Servicios Sanitarios a ser publicada durante el año 2008 / *Estimate of the Superintendency of Sanitation Services which is due to be published during 2008.*

Desempeño Bursátil / *Stock information* (1)


900
800
700
600
500
400
300
200
100
0
20
18
16
14
12
10
8
6
4
2
Pesos por acción / CLP per Share
Acciones transadas (millones) / Traded shares (million)
IPSA
IAM
Volumen / Volume

EBITDA – Margen EBITDA / *EBITDA – EBITDA Margin* (2)


2007
158.647
62,5%
2006
158.923
63,7%
2005
148.606
63,0%
2004
132.768
61,9%
2003
118.705
60,5%
Millones de pesos / Million CLP
Margen EBITDA / EBITDA Margin

Distribución de ingresos 2007 / *Revenue breakdown 2007*


3,1%
9,4%
45,7%
41,8%
Agua potable / Water
Aguas servidas / Sewage
Otros negocios no regulados/ Other non-regulated businesses
Otros negocios regulados/ Other regulated businesses

(1) Fuente: Bolsa de Comercio de Santiago; Base IPSA: $480 al 18 de noviembre de 2005 / *Source: Santiago Stock Exchange; IPSA based on IAM share price as of November 18, 2005: CLP 480.*
(2) EBITDA = Resultado operacional + depreciación del ejercicio + amortización de intangibles/ *EBITDA = Operating income + Depreciation + Amortization of intangibles.*

File No. 82-35046

Historia de IAM
History of IAM

Inversiones Aguas Metropolitanas, IAM, fue constituida el 19 de mayo de 1999 por Agbar y Suez Environnement como una sociedad de responsabilidad limitada, con el objetivo inicial de participar en el proceso de privatización de la Empresa Metropolitana de Obras Sanitarias, EMOS S.A., actual Aguas Andinas S.A.

Como parte de la licitación internacional efectuada por la Corporación de Fomento de la Producción (CORFO), la Compañía se adjudicó un paquete accionario, suscribió un aumento de capital y compró acciones adicionales en la Bolsa de Comercio, controlando el 51,2% del capital social de Aguas Andinas (ex EMOS).

En julio de 2005 la Compañía se transformó en sociedad anónima abierta y restringió su objeto social, quedando limitado a la inversión en acciones de Aguas Andinas y la prestación de toda clase de asesorías, consultorías y servicios relativos a la transferencia de tecnológica y know how, asistencia técnica, administración de negocios y proyectos, en especial, los relacionados con la gestión y operación de negocios relativos al giro sanitario.

En noviembre de 2005 se efectuó la apertura a bolsa de IAM, colocándose un paquete de acciones correspondiente al 43,4% de su propiedad. Esto se tradujo en un importante cambio para la Sociedad con la incorporación de nuevos accionistas, manteniéndose Agbar como único controlador con el 56,6% de la propiedad de la Compañía.

El 2006 IAM realizó la venta del 1,1% de sus acciones de Aguas Andinas, lo que le permite mantener el control de la sanitaria, con el 50,1% de su propiedad.

Con la finalidad de dar acceso a todo tipo de inversionistas a los títulos de la Compañía, en el mes de julio de 2007 IAM implementó un programa de ADR Level I, permitiendo transar las acciones de la Compañía en el mercado Over-the-Counter de Estados Unidos.

Inversiones Aguas Metropolitanas, IAM, was incorporated on May 19, 1999 by Agbar and Suez Environnement as a limited liability company with the initial object of participating in the privatization process of Empresa Metropolitana de Obras Sanitarias, EMOS S.A., today Aguas Andinas S.A.

As part of the international tender carried out by Corporación de Fomento de la Producción (CORFO), the Company was awarded a shareholding, subscribed for a capital increase and bought additional shares on the stock exchange, to give it control of 51.2% of the share capital of Aguas Andinas (ex EMOS).

In July 2005, the Company became an open stock corporation and restricted its corporate purpose to the investment in shares of Aguas Andinas and to the provision of all kinds of advisory, consultancy and other services related to the transfer of technology and know-how, technical assistance, business and project management, especially with respect to the management and operation of businesses related to the sanitation industry.

In November 2005, IAM became listed on the stock exchange with the placement of 43.4% of its share capital. This implied an important change for the Company with the incorporation of new shareholders. Agbar remained as the sole controller with 56.6% of the Company's share capital.

In 2006, IAM sold 1.1% of its shares in Aguas Andinas, enabling it to retain control with a 50.1% shareholding.

In order to open access to all kinds of investors in the Company's shares, IAM implemented in July 2007 an ADR Level I program permitting trading in the Company's shares in the United States over-the-counter market.

La gestión de IAM ha introducido un importante proceso ***modernizador*** y de **crecimiento**;

IAM's performance ***has followed an important modernization*** and ***growth process.***



Hitos de la gestión de IAM

Desde que IAM controla Aguas Andinas, su gestión ha introducido un importante proceso modernizador y de crecimiento, destacando los siguientes hitos:

2000
Se inició la construcción de la Planta de Tratamiento de Aguas Servidas El Trebal. Aguas Andinas adquirió el 100% de Aguas Cordillera y el 50% de Aguas Manquehue.

2001
Comenzó la operación de la planta El Trebal y se iniciaron los trabajos de construcción de la Planta de Tratamiento de Aguas Servidas La Farfana. Se constituyeron las filiales Anam y EcoRiles; y se cambió el nombre a Aguas Maipo S.A. por Gestión y Servicios S.A.

2002
Fue inaugurado el más avanzado Sistema de Control Operativo de Latinoamérica. Aguas Andinas adquirió el 50% restante de la propiedad de Aguas Manquehue. Se inauguraron las nuevas plantas de saneamiento San José de Maipo y Paine.

2003
Comenzó su operación la Planta de Tratamiento de Aguas Servidas La Farfana, la más grande en su tipo en Latinoamérica. Aguas Andinas obtuvo la certificación ISO 9000 en atención al cliente.

2004
Empezaron a operar las instalaciones de tratamiento Valdivia de Paine y El Monte en localidades.

2005
Se efectuó la apertura a la bolsa de IAM, colocando un paquete accionario del 43,4% de su propiedad. Aguas Andinas obtuvo la certificación OHSAS en salud y seguridad ocupacional. Comenzó a operar la Planta de Tratamiento de Aguas Servidas Talagante.

2006
Se inauguró el Parque Natural Aguas de Ramón. Se inició la construcción de la Planta de Tratamiento de Aguas Servidas Melipilla.

2007
Se implementó un programa de ADR Level I, permitiendo transar las acciones de la Compañía en el mercado Over-the-Counter de Estados Unidos. Se iniciaron las obras de construcción del Proyecto Mapocho Urbano Limpio, con la aprobación de su Estudio de Impacto Ambiental. Se renovaron las certificaciones ISO 9000, ISO 14000 y OHSAS 18000 para todas las plantas de saneamiento y todo el alcance de su actividad, convirtiendo a la Compañía en la primera sanitaria del país en recibir conjuntamente la tricertificación para estas instalaciones.

IAM performance highlights

Since IAM took control over Aguas Andinas, its performance has followed an important modernization and growth process, notable being the following highlights:

2000
Construction of the El Trebal Sewage Treatment Plant is begun. Aguas Andinas acquires 100% of Aguas Cordillera and 50% of Aguas Manquehue.

2001
The operation of the El Trebal Sewage Treatment Plant begins and work starts on building the La Farfana Sewage Treatment Plant. The subsidiaries Anam and EcoRiles are constituted, and Aguas Maipo S.A. changes its name to Gestión y Servicios S.A.

2002
The most advanced operative control system in Latin America is inaugurated. Aguas Andinas acquires the remaining 50% of Aguas Manquehue. New sewage treatment plants are inaugurated at San José de Maipo and Paine.

2003
La Farfana Sewage Treatment Plant starts operating, the largest of its kind in Latin America. Aguas Andinas obtains its ISO 9000 certification for customer attention.

2004
The Valdivia de Paine and El Monte sewage treatment plants start operating.

2005
The listing of IAM on the stock exchange is completed and 43.4% of its share capital is placed on the market. Aguas Andinas obtains its OHSAS certification for occupational health and safety and begins to operate the Talagante sewage treatment plant.

2006
The Aguas de Ramón Nature Park is inaugurated and construction begins of the Melipilla sewage treatment plant.

2007
An ADR Level I program was implemented, permitting trading in the Company's shares in the United States over-the-counter market. Work starts on the construction of the Mapocho Urban Cleaning Project with the approval of its environmental impact assessment. ISO 9000, ISO 14000 and OHSAS 18000 certifications are renewed for all the sanitation plants and all of their activities, making the Company the first sanitation company in Chile to receive the tri-certification of these facilities at the same time.

File No. 82-35046



{Nuestra gestión integral del **ciclo del agua** nos compromete a entregar un servicio continuo, **seguro** y de **calidad**

Our integral management of the **water cycle** commits us to provide a continuous and **secure service** of the **very best quality**.}

File No. 82-35046

Carta del Presidente
Chairman's letter

Estimados señores accionistas:

Como Presidente del Directorio de Inversiones Aguas Metropolitanas S.A., tengo el agrado de someter a su consideración la Memoria y Estados Financieros de la Compañía correspondientes al ejercicio 2007.

Quisiera comenzar destacando el desempeño bursátil de las acciones de nuestra Empresa. Durante el período hemos consignado un aumento de su nivel de transacciones que prácticamente triplicó su volumen con respecto al año anterior. Esto significó el crecimiento del peso ponderado de IAM en el índice de Precios Selectivo de Acciones, IPSA, que a partir del año 2008 reúne a las 40 principales acciones de la Bolsa de Comercio de Santiago, seleccionadas en base a una nueva metodología que considera a los títulos con mayor monto transado ponderado anual. Cabe recordar que las acciones de la Compañía se incorporaron a este índice en el mes de enero de 2007.

To our shareholders:

As Chairman of the Board of Inversiones Aguas Metropolitanas S.A., I am pleased to submit the Annual Report and Financial Statements of the Company for the year 2007 for your consideration.

I would like to start by referring to the stock-market performance of our shares. During the year we have seen an increase in the number of shares traded which practically trebled over the previous year. This meant an increase in the weighted percentage of IAM in the Selective Stock Price Index (IPSA) which as from 2008 consists of the 40 principal shares quoted on the Santiago Stock Exchange, selected on the basis of a new methodology that takes into account the stocks with the highest annual weighted trading volume. It should be recalled that the Company's shares were only included in this index in January 2007.



Durante el ejercicio 2007, las acciones de IAM no fueron inmunes al efecto de las altas volatilidades de los mercados bursátiles internacionales, las cuales afectaron el precio del título. Sin embargo, es interesante destacar que la rentabilidad acumulada desde nuestra apertura a bolsa alcanza a un 25%, la que aumenta a un 45% al considerar dividendos y reducciones de capital pagadas durante este periodo.

Para potenciar la liquidez de las acciones, en el mes de julio IAM implementó un programa de ADR Level I, mediante el cual los títulos de la Compañía comenzaron a ser transados en el mercado Over the Counter de Estados Unidos, posibilitando un mayor acceso de inversionistas internacionales.

Para facilitar la comunicación con los inversionistas, durante 2007 implementamos una página web institucional y de relaciones con inversionistas, que proporciona a accionistas e inversores completa y actualizada información de la Compañía.

En términos de la gestión de sus filiales, el ejercicio 2007 se caracterizó por ser un período de consolidación de nuestras operaciones, con especial énfasis en la mejora continua de los estándares de servicios, el fortalecimiento financiero de la Compañía y el desarrollo de proyectos que reflejan la vocación medioambiental y la capacidad de innovación de nuestra Empresa

A continuación, mencionaré algunos proyectos e iniciativas que hemos realizado en este sentido.

En relación al Plan de Saneamiento llevado a cabo por nuestras sanitarias, podemos anunciar con orgullo que ya comenzamos la construcción de las primeras obras del proyecto Mapocho Urbano Limpio, el cual descontaminará el cauce del río Mapocho en su cruce por Santiago y permitirá elevar la cobertura de saneamiento hasta un 84% en el año 2009.

En esta misma línea, a través de la filial Gestión y Servicios, estamos participando en el desarrollo del proyecto de suministro de biogás desde la planta La Farfana a las plantas de Metrogas. Este proyecto es una de las primeras iniciativas de energía renovable no convencional del país y es reflejo de nuestra capacidad de innovación en el desarrollo de proyectos con positivo impacto medioambiental.

En el 2007 el foco de la atención a los clientes estuvo puesto en la eficiencia y oportunidad en la resolución de sus requerimientos. De esta forma, en el transcurso del año se incorporaron nuevas aplicaciones en los canales de contacto y la operación en terreno. En el Fonoservicio se implementó un nuevo modelo de plataforma telefónica que permitió situar al Contact Center de la Compañía entre los mejores del país en cuanto a eficiencia en la atención.

IAM's shares during 2007 were not immune to the effects of the high volatility on international stock markets, which affected the share price. However, it is interesting to point out that the accumulated return since our initial public offering reaches 25%, which increases to 45% when including dividends and capital distributions during this period.

To take advantage of the greater liquidity, IAM in July implemented an ADR Level I program whereby these Company securities are traded on the United States over-the-counter market, thus permitting access to our shares by all kinds of international investors.

To facilitate communications with investors, we introduced an institutional and investor relations web page during 2007, providing shareholders and investors with complete and up-to-date information on the Company.

Regarding the performance of the subsidiaries, the year 2007 was a period of consolidation of our operations, with special emphasis on the continuous improvement of service standards, the financial strengthening of the Company and the development of projects that reflect our Company's environmental vocation and capacity for innovation.

I shall mention below some of such projects and initiatives that we have carried out during the year.

Regarding the Clean-Up Plan of our sanitation companies, we can proudly announce that we have already begun construction of the first works of the Mapocho Urban Cleaning project which will decontaminate the course of the river Mapocho as it passes through Santiago and permit increasing the sanitation coverage to up to 84% by 2009.

Along similar lines, through the subsidiary Gestión y Servicios, the Company is participating in the development of a project for the supply of bio-gas from the La Farfana plant to Metrogas. This project is one of the first non-conventional renewable energy initiatives in the country and reflects the Company's innovation capacity in the development of projects with a positive environmental impact.

The focus of customer attention in 2007 was placed on efficiency and speed in resolving their requirements. During the year, new applications were introduced in the contact channels and the on-site operation. A new telephonic platform model was introduced in the Fonoservicio which placed the Company's Contact Center among the best in the country in terms of efficiency in attention.

File No. 82-35046

En relación a la operación en terreno, se implementó el Proyecto Teseo, modelo de gestión que permite incrementar la productividad a través del mejoramiento en la asignación de los trabajos y el manejo más eficiente de los recursos.

En el plano de las operaciones, durante el año 2007 el Centro de Control Operativo continuó la expansión de su cobertura, consolidándose entre las aplicaciones de tamaño mundial en el sector de los servicios públicos. Asimismo, en el ejercicio vimos los resultados del modelo de Gestión de Infraestructura y Redes, que permitió obtener niveles mínimos de roturas en nuestra red general, con niveles de fallas muy inferiores a los aceptados como excelentes por las grandes sanitarias mundiales.

Asimismo, para asegurar los estándares de calidad en el servicio de tratamiento, en el ejercicio se obtuvo la renovación de las certificaciones de calidad (ISO 9000), gestión medioambiental (ISO 14000) y prevención de riesgos laborales (OHSAS 18000) para todas las plantas de tratamiento de aguas servidas.

En materia de inversiones, en el 2007 éstas involucraron $39.740 millones, de los cuales $39.087 millones correspondieron a inversiones en filiales sanitarias y $653 millones a filiales no sanitarias. A nivel consolidado, el 65,1% fue destinado a inversión de expansión.

Por otro lado, en el año 2007 las utilidades ascendieron a $24.532 millones, lo que representa un aumento de 1% respecto al año 2006, lo que se estima positivamente al considerar que las utilidades del ejercicio anterior, incluían resultados extraordinarios producto de la venta de un paquete de acciones de Aguas Andinas.

En otras áreas de la gestión financiera, en el ejercicio se finalizó el proceso de simplificación societaria de Aguas Andinas y filiales, en pos de lograr una mayor eficiencia y reducción de costos. Asimismo, se concretó la reestructuración de los pasivos bancarios de la filial Aguas Andinas, operación que mejoró el perfil de amortizaciones para los próximos años y contribuyó a la reducción de los gastos financieros de la Empresa.

Creemos firmemente en la solvencia de nuestro negocio y los resultados obtenidos en el presente ejercicio avalan esta postura. Sólo nos resta seguir trabajando para agregar aún mayor eficiencia a nuestra gestión y valor a la Compañía.

With respect to the on-site operation, the Teseo Project was implemented, a management model for increasing productivity through improvements in the assignation of work and a more efficient management of resources.

In the operations area, the Operative Control Center in 2007 continued the expansion of its coverage, consolidating its position among [illegible] scale applications in the public utilities sector. We also saw [illegible] during the year of the innovative Infrastructure and [illegible] Management model which enabled us to obtain [illegible] faults in our general distribution network [illegible] accepted as excellent by the world's large [illegible]

At the same time, in order to [illegible] treatment service, the certifications [illegible] (ISO 9000), environmental management (ISO 14 [illegible]) and [illegible] prevention (OHSAS 18,000) for all the [illegible] plants [illegible]

Investments in 2007 totaled Ch$ [illegible] million of which Ch$ [illegible] million related to investment [illegible] and Ch$ [illegible] million in non-sanitation [illegible] consolidated level, [illegible] was for investment in [illegible]

On the other hand, net [illegible] million, an increase of [illegible] 2006 [illegible] the net [illegible] from [illegible]

In other areas of financial management, the process of corporate simplification of Aguas [illegible] and subsidiaries was completed during the [illegible] The [illegible] restructured, [illegible] improv[illegible] and contributed to a reduction [illegible] the Company's [illegible] expenses.

We firmly believe in the solvency of our business and the results obtained [illegible] remains for us to continue [illegible] value to the [illegible]

Ángel Simón Grimaldos
Presidente del Directorio / *Chairman of the Board*



File No. 82-35046

Propiedad de la Empresa
Ownership

Con fecha 31 de diciembre de 2007, los principales accionistas de Inversiones Aguas Metropolitanas S.A. son los siguientes:

The principal shareholders of Inversiones Aguas Metropolitanas S.A. as of December 31, 2007 are the following:

Nombre o Razón social *Name*	**R.U.T.** *Tax N°*	**Total acciones** *Total shares*	**Porcentaje** *Percentage*
Inversiones Aguas del Gran Santiago Ltda.	77.329.730-4	566.000.000	56,60%
The Bank of New York (*)	59.030.820-K	191.778.980	19,18%
Citibank Chile Cta. de Terceros Cap. XIV Res.	97.008.000-7	70.756.340	7,08%
Bice Vida Compañía de Seguros S.A.	96.656.410-5	28.012.033	2,80%
Banchile Corredores de Bolsa S.A.	96.571.220-8	16.850.978	1,69%
AFP Santa María S.A.	98.000.000-1	14.667.187	1,47%
Moneda S.A. A.F.I. para Pionero Fondo de Inversión	96.684.990-8	12.714.000	1,27%
Larraín Vial S.A. Corredora de Bolsa	80.537.000-9	10.148.348	1,01%
AFP Bansander S.A.	98.000.600-K	9.373.654	0,94%
AFP Habitat S.A.	98.000.100-8	7.448.138	0,74%
Consorcio Nacional de Seguros de Vida	99.012.000-5	7.251.058	0,73%
Asociación de Canalistas Sociedad del Canal del Maipo	70.009.410-3	6.638.350	0,66%
Otros (139 accionistas) /*Others (139 shareholders)*		58.360.934	5,83%
Total		1.000.000.000	100,0%

(*) Banco depositario que actúa en representación de los tenedores de American Depositary Shares (ADS) / *Depositary bank that acts on behalf of the holders of American Depositary Shares (ADS).*



Composición accionaria de IAM / *IAM´s shareholder structure*

Al 31 de diciembre de 2007 / *As of December 31, 2007*


13,5%
7,1%
3,6%
56,6%
19,2%
Inversiones Aguas del Gran Santiago
The Bank of New York
Citibank Chile
AFPs / *Chilean Pension Funds*
Otros / *Others*



Socio Controlador
Controlling Shareholder

Sociedad General de Aguas de Barcelona, Agbar, es el socio controlador de la Compañía, a través de su propiedad de Inversiones Aguas del Gran Santiago Ltda., con el 56,6% del patrimonio de IAM.

Agbar es la matriz de un holding empresarial con más de 140 años de historia. Constituido por unas 150 empresas y 19 mil empleados, presta servicios aproximadamente a 27 millones de habitantes en todo el orbe, distribuidos en los cinco continentes.

El Grupo Agbar es líder mundial en el manejo integral del ciclo del agua. Su permanente inversión en investigación y la dilatada experiencia de sus colaboradores en la gestión de operaciones en España y a nivel internacional, le ha permitido convertirse en uno de los principales proveedores a nivel mundial de know how y nuevas tecnologías asociadas a la gestión del ciclo integral del agua.

El Grupo Agbar aporta como filosofía empresarial una decidida apuesta por la mejora continua de sus procesos, excelencia en la calidad, innovación tecnológica, capacidad de adaptación a las nuevas exigencias de la sociedad y una gestión financiera sólida y eficaz, que genera valor para sus clientes y accionistas.

Sociedad General de Aguas de Barcelona, Agbar, is the controlling shareholder of the Company, through its ownership of Inversiones Aguas del Gran Santiago Ltda., a company which in turn holds 56.6% of the share capital of IAM.

Agbar is the parent company of a business group with more than 140 years of history. It comprises some 150 companies and 19 thousand employees, provides services to approximately 27 million people throughout the world and is spread across the five continents.

The Agbar Group is the global leader in the integral management of the water cycle. Its constant investment in research and the vast experience of its personnel in the management of operations in Spain and internationally, has enabled it to become one of the principal providers of know-how and new technologies related to the integral management of the water cycle in the world.

The Agbar Group has as its corporate philosophy a decided stake in the continuous improvement of its processes, excellence in quality, technological innovation, ability to adapt to the new needs of society and a solid and effective financial management that generates value for its customers and shareholders.



File No. 82-35046

Directorio y Administración
Board and Management

El Directorio de IAM está conformado por siete miembros titulares y siete suplentes, existiendo al cierre del ejercicio 2007 un cargo de director suplente vacante. Sus Directores duran tres años en funciones, con posibilidad de reelección al término de dicho período.

Con fecha 31 de diciembre de 2007, la composición del Directorio y administración de IAM es la siguiente:

IAM's Board comprises seven directors and seven alternate directors, there being one alternate directorship vacant at the end of 2007. Its directors remain three years in their functions and may be re-elected at the end of that period.

The composition of the Board and management of IAM as of December 31, 2007 is as follows:



Presidente / ***Chairman***
Ángel Simón Grimaldos
Ingeniero de Caminos, Canales y Puertos
Roads, Canals and Ports Engineer



Vicepresidente / ***Vice Chairman***
Joaquín Villarino Herrera
Abogado
Lawyer



Gerente General / *Chief Executive Officer*
Marta Colet Gonzalo
Economista
Economist

Directores Suplentes
Alternate Directors

Josep Bagué Prats
Economista
Economist

Pedro Buttazzoni Álvarez
Abogado
Lawyer

Xavier Amorós Corbella
Abogado
Lawyer

Albert Martínez Lacambra
Economista
Economist

Rodrigo Castro Fernández
Economista
Economist

Ignacio Guerrero Gutiérrez
Ingeniero Comercial
Commercial Engineer



Director
Juan Antonio Guijarro Ferrer
Economista
Economist



Director
Mario Marcel Cullel
Ingeniero Comercial
Commercial Engineer



Director
Jean Louis Chaussade
Ingeniero
Engineer



Director
Jaime Ravinet De La Fuente
Abogado
Lawyer



Director
Herman Chadwick Piñera
Abogado
Lawyer

Nuestro Negocio
Our Business

File No. 82-35046

Nuestro Negocio
Our Business

La Compañía

Inversiones Aguas Metropolitanas, IAM, es el holding controlador de Aguas Andinas a través de una participación de 50,1% en esta compañía. Aguas Andinas y sus filiales constituyen el grupo sanitario más grande de Chile y uno de los mayores en Latinoamérica.

Las filiales de IAM gestionan el ciclo integral del agua, que implica operar los procesos de captación de agua cruda; producción, transporte y distribución de agua potable; recolección, tratamiento y disposición final de las aguas servidas. Entrega sus servicios sanitarios a cerca de seis millones de habitantes de la Región Metropolitana, ubicados dentro de un área de más de 70 mil hectáreas correspondientes a su zona de concesión.

Nuestras filiales ostentan elevados niveles de cobertura que alcanzan el 100% de abastecimiento en agua potable y el 98% en alcantarillado. Asimismo, efectúan tratamiento a más del 72% de las aguas servidas generadas en la zona de concesión.

Las operaciones de la Compañía cuentan con el respaldo y la experiencia centenaria de su socio controlador, Agbar, principal empresa privada española de abastecimiento domiciliario de agua potable.

Las filiales sanitarias de IAM son Aguas Andinas, Aguas Cordillera, Aguas Los Dominicos y Aguas Manquehue. Sus filiales no reguladas son EcoRiles, Gestión y Servicios y Anam, empresas relacionadas con la industria sanitaria y que le permiten entregar un servicio integral.

The Company

Inversiones Aguas Metropolitanas, IAM, is the controlling holding of Aguas Andinas through a shareholding of 50.1% in this company. Aguas Andinas and its subsidiaries are the largest sanitation group in Chile and one of the largest in Latin America.

IAM's subsidiaries manage the integral water cycle which implies operating the abstraction processes of raw water, the production, transportation and distribution of water, and the collection, treatment and final disposal of sewage. It provides sanitation services to close to six million residents of the Metropolitan Region, covering an area of more than 70 thousand hectares corresponding to its concession zone.

Our subsidiaries boast of high coverage levels which reach 100% in the supply of water and 98% in sewage. Also, they treat more than 72% of the sewage generated in its concession zone.

The Company's operations have the support and more than a hundred years' experience of its controlling shareholder, Agbar, the principal Spanish private-sector company for supplying water to households.

The sanitation subsidiaries of IAM are Aguas Andinas, Aguas Cordillera, Aguas Los Dominicos and Aguas Manquehue. Its non-regulated subsidiaries are EcoRiles, Gestión y Servicios and Anam, companies related to the sanitation industry and which provide it with an integral service.


IAM
50,102%
AGUAS
andinas
99,0%
99,03846%
97,84783%
99,99003%
ANAM
EcoRiles
AGUAS
cordillera
99,9999%
99,9999%
1,0%
0,961540%
2,15217%
0,0001%
0,0001%
AGUAS
los dominicos
AGUAS
manquehue


File No. 82-3504

File No. 82-35046



Operaciones

IAM, a través de sus filiales sanitarias, gestiona el ciclo integral del agua, lo que implica la captación de agua cruda, producción y distribución de agua potable, y recolección, tratamiento y disposición de aguas servidas.

Para el proceso de captación, las filiales de IAM cuentan con los ríos Maipo y Mapocho, importantes fuentes de agua cruda de bajo costo, además de acuíferos naturales que atraviesan el área concesionada. Asimismo, mantienen la propiedad legal de los derechos de aprovechamiento de agua de todas sus fuentes, las que tienen una capacidad estimada de 43,4 m^3 por segundo.

Las fuentes de captación, en su mayoría, se encuentran ubicadas en los altos de la Cordillera de Los Andes por lo que presentan elevados estándares de pureza.

El agua cruda se extrae mediante a una red de canales, ductos y pozos, que totaliza 30 puntos de captación en superficie y 244 captaciones subterráneas operativas.

Para garantizar el suministro, se cuenta con importantes reservas de agua que entregan los recursos hídricos necesarios cuando el agua de las fuentes de captación escasea. Las tres mayores son: Embalse El Yeso, con una capacidad operacional de 232 millones de metros cúbicos; Laguna Negra, con 600 millones de m^3; y Laguna Lo Encallado, 50 millones de m^3.

Para la producción de agua potable, existen 16 plantas de potabilización. Estas instalaciones tienen una capacidad de producción de agua potable de 23,4 m^3 por segundo. Además, se cuenta con una capacidad de producción de agua subterránea de 10 m^3 por segundo. Por lo tanto, la capacidad de producción total de agua potable alcanza los 33,4 m^3 por segundo.

Operations

IAM, through its sanitation subsidiaries, manages the integral water cycle which implies the abstraction, production and distribution of water, and the collection, treatment and disposal of sewage.

***For the abstraction process,** IAM's subsidiaries have the rivers Maipo and Mapocho, important sources of low-cost raw water plus the natural aquifers that cross the Company's concession area. They also have legal title to the water-usage rights to these sources which together have an estimated capacity of 43.4 m^3 per second.*

The abstraction sources are mostly high up in the Andes mountains so they offer high standards of purity.

The raw water is extracted using a network of canals, ducts and wells that total 30 surface abstraction points and 244 operative abstraction wells.

In order to ensure supply, we have abundant water reserves that provide the resources necessary when water from abstraction sources becomes scarce. The three largest water reserves are the El Yeso reservoir, with an operational capacity of 232 million cubic meters, Laguna Negra, with 600 million m^3, and Laguna Lo Encallado, with 50 million m^3.

***For the production of water,** there are 16 water production plants, which have a production capacity of 23.4 m^3 per second. There is also a groundwater production capacity of 10 m^3 per second. Hence, the total water production capacity amounts to 33.4 m^3 per second.*



Las principales instalaciones de potabilización son el Complejo Las Vizcachas y la Planta La Florida, con caudales de diseño de 15 mil y 4 mil litros por segundo, respectivamente; lo que representa aproximadamente un 45% y 12% de nuestra capacidad de producción de agua potable.

Para el transporte y distribución de agua potable, se cuenta con estanques de regulación y una extensa red de tuberías subterráneas que supera los 12.500 kilómetros, que permiten tener un 100% de cobertura de agua potable.

La función de los estanques es asegurar la presión adecuada y el suministro continuo del servicio. Se dispone de 230 estanques, los que en conjunto presentan una capacidad superior a un millón de metros cúbicos.

En las actividades de distribución de agua potable, se utiliza principalmente el flujo gravitacional debido a las grandes diferencias de altitud que presentan las zonas oriente y poniente del área de concesión.

La recolección de aguas servidas es el proceso de evacuación de las aguas utilizadas a través de la red de alcantarillado hasta las plantas de saneamiento o puntos de disposición final.

Las filiales sanitarias de IAM poseen una red de recolección de más de 10 mil kilómetros de tuberías subterráneas, que abarca una cobertura de alcantarillado de 98,4%, y que está diseñada para operar por flujo gravitacional. Sin embargo, en algunos tramos son necesarias estaciones de bombeo para asegurar la continuidad del flujo.

El tratamiento de aguas servidas se realiza a través de modernas instalaciones de depuración. Se cuenta con dos grandes plantas de tratamiento en Santiago –El Trebal y La Farfana–, otras 9 instalaciones de localidades y 3 en la zona nor-oriente del Gran Santiago.

El Trebal está diseñada para tratar un flujo horario promedio de 4,4 m^3 por segundo. Por su parte, el diseño de La Farfana contempla un tratamiento horario promedio de 8,8 m^3 por segundo, lo que la convierte en una de las mayores plantas del mundo en su tipo.

En el año 2000 se comenzó a ejecutar al Plan de Saneamiento Hídrico de la Cuenca de Santiago, hito medioambiental del país y una de las mayores inversiones en esta materia desarrollada en Chile. Gracias a su ejecución, la depuración de las aguas servidas ha aumentado notoriamente en los últimos años: desde 4,2% en el 2000 a más de 72% en el 2007.

The principal water production facilities are the Las Vizcachas complex and the La Florida plant, with design flows of 15 and 4 thousand liters per second respectively, which represent nearly 45% and 12% of our water production capacity.

For the transportation and distribution of water, *we have regulation tanks and an extensive network of underground pipes of over 12,500 kilometers which allows to keep a water distribution coverage of 100%.*

The purpose of the tanks is to ensure the correct pressure and continuous supply of the service. There are 230 tanks which together have a capacity of over a million cubic meters.

The gravitational flow is mainly used for water distribution given the large differences in altitude between the eastern and western zones of the concession area.

The collection of sewage *is the process of evacuation of the used waters through a network of sewers connected to the treatment plants or points of final disposal.*

IAM's subsidiaries have a collection network of more than 10 thousand kilometers of underground pipes, which provide sewage coverage of 98.4%, and is designed to operate through gravitational flow. However, it is necessary to have pumping stations in some sections to ensure an uninterrupted flow.

The treatment of sewage *is carried out through modern treatment facilities. There are two large treatment plants in Santiago (El Trebal and La Farfana) plus another 9 local facilities and 3 in the north-east of Greater Santiago.*

El Trebal is designed to treat an average hourly flow of 4.4 cubic meters per second and La Farfana is designed to treat an average hourly flow of 8.8 cubic meters per second, which makes it one of the largest plants of its kind in the world.

In 2000, the carry out of the Water Sanitation Plan for the Santiago Basin began, an environmental landmark for Chile and one of the largest investments in this area carried out in the country. Thanks to this, the treatment of sewage has increased impressively in recent years, from 4.2% in 2000 to over 72% in 2007.

Ciclo del Agua
Water Cycle



Captación de Agua Cruda /
Water Abstraction

Captamos el agua cruda en su estado original desde afluentes naturales que pasan por nuestra zona de concesión. Asimismo, mantenemos importantes reservas de agua que aseguran la disponibilidad de los recursos hídricos.

We abstract raw water in its original state from natural affluents that pass through our concession zone. We also hold large reserves of water that ensure the availability of water resources.

Producción de Agua Potable /
Water Production

Contamos con instalaciones de alta tecnología para producir agua potable y abastecer continuamente y con calidad a toda la población de la Región Metropolitana.

We have facilities using the latest technologies to produce water and continually supply the whole population of the Metropolitan Region with a good quality.

Distribución de Agua Potable /
Water Distribution

Gracias a nuestra red de distribución conformada por tuberías subterráneas y estanques de almacenamiento, llevamos agua potable a cada hogar, comercio o industria de la Cuenca de Santiago.

Thanks to our distribution network, consisting of underground pipes and storage tanks, we supply water to every home, business or industry in the Santiago basin.



Recolección de Aguas Servidas / *Sewage Collection*

Evacuamos las aguas servidas por la red de alcantarillado con la máxima seguridad para la salud de las personas y el cuidado del medio ambiente.

We evacuate sewage through a sewer network with maximum safety for people's health and care for the environment.

Tratamiento de Aguas Servidas / *Sewage Treatment*

Realizamos la depuración y tratamiento de las aguas servidas en instalaciones de avanzada tecnología y personal capacitado, satisfaciendo la demanda diaria de nuestros clientes.

We purify and treat sewage in advanced-technology installations and with trained personnel, meeting the daily demand of our customers.

Restitución al Medio Ambiente / *Restitution to the Environment*

Devolvemos las aguas tratadas al medio ambiente en óptimas condiciones de riego y cumpliendo con los estándares que exige la ley. De este modo, garantizamos una mejor calidad de vida para nuestros clientes y las futuras generaciones.

We return the treated water to the environment in optimum conditions for irrigation and meeting the legal standards. We thus guarantee a better quality of life for our customers and future generations.



Desde el inicio
From the beginning


Hasta el final
Until the end

Nuestros Clientes

IAM, a través de su filial Aguas Andinas, entrega servicios sanitarios a cerca de 1,6 millones de clientes residenciales, comerciales e industriales, los que representan cerca del 39% de los clientes totales del país.

Su área de concesión se encuentra en la Cuenca de Santiago, territorio ubicado en la depresión intermedia de Chile central, que limita al norte con la Cuesta de Chacabuco y al sur con Angostura de Paine.

Las filiales sanitarias de IAM, proveen una alta calidad de servicio al cliente, cumpliendo las exigencias de las certificaciones ISO 9000 e ISO 14000. Asimismo, continuamente invierten en nuevas herramientas tecnológicas para maximizar la eficiencia, mejorar el tiempo de respuesta a los requerimientos de los clientes e incrementar la calidad, seguridad y continuidad del servicio.

Asimismo, se cuenta con importantes herramientas tecnológicas para la gestión. Entre éstas, el Centro de Control Operativo (CCO), Sistema de Atención de Requerimientos (SAR), el Sistema de Información Geográfico (SIG) y un Contact Center que funciona las 24 horas del día.

Our Clients

IAM, through its subsidiary Aguas Andinas, provides sanitation services to close to 1.6 million residential, commercial and industrial customers, a figure representing close to 39% of all the customers in Chile.

The Company's concession area covers the Santiago basin which is located in the intermediate depression of central Chile, limited to the north by the Chacabuco hills and to the south by Angostura de Paine.

IAM's sanitation subsidiaries provide a high quality service to the customer, meeting the requirements of the ISO 9000 and ISO 14000 standards. They are continually investing in new technological tools to maximize efficiency, better response times for the requirements of customers and improve the quality, safety and continuity of the service.

There are also important technological tools for management. These include the Operative Control Center (CCO), Requirements Attention System (SAR), the Geographic Information System (SIG) and a Call Center that operates 24 hours a day.



Desde que IAM tomó el control de Aguas Andinas, ésta adoptó una estructura de división zonal, que integra las actividades comerciales y operacionales de una determinada área geográfica bajo un responsable común. Esta distribución ha permitido trabajar con un sistema de atención integral a clientes, logrando una optimización del servicio y entregando una atención más eficiente y cercana.

Since IAM took over Aguas Andinas, this adopted a zonal division structure that integrates the commercial and operational activities of a certain geographical area under the same responsibility. This distribution has permitted working with an integral customer attention system which has achieved an optimization of the service, providing a more efficient attention with greater proximity.



División zonal *Zonal division*	Clientes (*) de agua potable *Water customers (*)*
○ Antilco	504.104
● Mapocho	487.728
● Mapué	375.478
◎ Cordillera	125.789
○ Maipo	104.438
Total	**1.597.537**

(*) El término "cliente" corresponde a la persona natural o jurídica que habita y/o reside en el inmueble que recibe el servicio público de distribución de agua potable, de recolección de aguas servidas o ambos / *The term "customer" means the individual or entity that lives and/or resides in the property receiving water distribution, sewage collection utility services or both.*

Otros negocios

IAM mantiene otros negocios complementarios a la industria sanitaria y que apoyan su gestión principal. Estas filiales no reguladas son las siguientes:

EcoRiles. Entrega asesoría y gestión sobre el manejo de los líquidos industriales residuales (riles), junto con operar los procesos y problemas ambientales asociados a ellos.

Desde 2001 a la fecha, se ha consolidado como el principal actor del país en la operación y externalización de plantas de riles, mediante la administración integral de estas instalaciones.

Actualmente, esta filial gestiona 20 plantas de riles industriales, sobrepasando los 100 empleados. Asimismo, comenzó exitosamente su expansión en la zona sur del país y consiguió la certificación ISO 9001-2000.

Gestión y Servicios. Comercializa materiales para obras de construcción de servicios sanitarios, siendo sus principales clientes empresas constructoras, urbanizadoras e instaladoras de servicios sanitarios.

A partir de 2006, comenzó a ofrecer soluciones integrales para proyectos viales y, desde 2007, inició una fase de desarrollo de nuevos negocios, como el estudio de nuevas tecnologías para la rehabilitación de colectores y la participación en el proyecto de suministro de biogás desde la planta La Farfana a Metrogas, donde se espera invertir US$2,5 millones.

El alto crecimiento registrado por esta filial ha permitido consolidar su liderazgo en el suministro de materiales para la industria sanitaria.

Anam. Laboratorio dedicado a los análisis ambientales y al muestreo de aguas, suelos y lodos, acreditado bajo las exigencias nacionales y los requerimientos propios de la red de laboratorios del Grupo Agbar.

Como parte de su estrategia, desarrolla técnicas analíticas de vanguardia, permitiendo alcanzar el más alto nivel de detección y cuantificación para compuestos orgánicos y metales presentes en el agua.

Actualmente, Anam tiene una relevante participación en el mercado del agua potable nacional, operando con 9 empresas sanitarias; y en el mercado del agua envasada, en el que opera con las principales marcas internacionales presentes en Chile, Argentina, Bolivia, Perú, Uruguay y Paraguay. Del mismo modo, en el mercado de riles y aguas servidas, presta servicios a las principales industrias del país.

Other businesses

IAM has other business complementing the sanitation industry and which supports its principal business. These non-regulated subsidiaries are the following:

EcoRiles. *Provides advisory and management services on the handling of liquid industrial waste, and also operates the associated processes and environmental problems.*

Since 2001, it has consolidated itself as the principal player in the operation and outsourcing of liquid industrial waste plants through their integral management.

This subsidiary currently manages 20 liquid industrial waste plants and employs over 100 people. It has also successfully begun its expansion in the south of Chile and has obtained its ISO 9001-2000 certification.

Gestión y Servicios. *Sells materials for sanitation services construction works, its principal customers being construction firms, property developers and installers of sanitation services.*

In 2006, it began to offer integral solutions for road projects and in 2007 began a phase of development of new businesses, like the study of new technologies for the repair of sewers and the participation in the bio-gas supply project, linking the La Farfana plant to Metrogas, in which US$2.5 million is expected to be invested.

The fast growth of this subsidiary has enabled it to consolidate its leadership in the supply of materials for the sanitation industry.

Anam. *Laboratory dedicated to environmental analyses and the sampling of water, soils and sludge, accredited under national requirements and those of the laboratories network of the Agbar Group.*

As part of its strategy, it develops the latest analytical techniques to enable it to reach the highest levels of detection and quantification of organic and metal compounds found in the water.

Anam currently has a relevant share in the national water market, operating with 9 sanitation companies, and in the bottled water market where it operates with the principal international brands in Chile, Argentina, Bolivia, Peru, Uruguay and Paraguay. It also provides services for the principal industries in the country in the market of liquid waste and sewage.

File No. 82-35046



IAM mantiene otros negocios
complementarios
a la industria sanitaria
y que apoyan su gestión principal
IAM has other
business complementing
the sanitation industry
and which supports its principal business.

Ejercicio 2007

Year 2007

Ejercicio 2007
Year 2007

Durante el ejercicio 2007 la gestión de IAM estuvo enfocada principalmente en aumentar la liquidez de los títulos de la Compañía, destacando la creación de un programa de ADR Level I, que permite que las acciones de la Sociedad puedan ser transadas en el mercado Over-the-Counter de Estados Unidos.

Asimismo, se realizó la implementación de una página web institucional y de relaciones con inversionistas, que proporciona a accionistas e inversores completa y actualizada información de la Compañía.

En materia ambiental, a través de la filial Gestión y Servicios, se dio inició al desarrollo del proyecto de suministro de biogás desde la Planta de Tratamiento de Aguas Servidas La Farfana a la empresa de gas natural Metrogas. Este proyecto, pionero en el Grupo y en el país en el ámbito de energía renovable no convencional, constituye un nuevo avance en el aprovechamiento de los subproductos de las instalaciones de saneamiento de aguas residuales.

Las filiales sanitarias estuvieron orientadas hacia la optimización de las operaciones junto a una gestión de clientes eficiente para lograr una atención mas expedita y oportuna. En este contexto, el Centro de Control Operativo (CCO), eje de la operación de las filiales sanitarias, continuó expandiendo su cobertura con la incorporación de ocho mil nuevas variables a su Software de Control y Adquisición de Datos (SCADA), involucrando todas las concesiones de la Compañía.

En cuanto al área de Sistemas y Telecontrol, se efectuó el proyecto Teseo para optimizar la asignación de los trabajos en terreno y otorgar, de este modo, una atención más rápida a los clientes. Junto a ello, se dotó al personal en terreno de computadores integrados a los sistemas centrales vía Internet y comunicación inalámbrica para disponer de los datos del Sistema de Información Geográfica (SIG).

En la línea de la investigación, se finalizó el modelo de digestión anaeróbica iniciado el año 2006, verdadero apoyo para la operación y gestión de los digestores en las instalaciones de saneamiento.

Finalmente, en términos de inversiones, éstas alcanzaron en el período $39.740 millones, destacando la construcción de la Planta de Tratamiento de Aguas Servidas Melipilla, que implicó unos $2.434 millones, y la Planta de Tratamiento de Aguas Servidas de Til Til, con $1.135 millones. Asimismo, a nivel consolidado, cabe destacar que el 65,1% correspondió a inversiones de expansión.

During 2007, IAM's efforts were mainly focused on increasing the liquidity of the Company's shares, in particular the creation of an ADR Level I program that allows the Company's shares to be traded on the United States over-the-counter market.

An institutional and investor relation web site was also introduced to provide shareholders and investors with complete and up-to-date information on the Company.

In the environmental area, through our subsidiary Gestión y Servicios, the start was made on the project for supplying biogas from the La Farfana Sewage Treatment Plant to the natural gas company Metrogas. This project, a pioneering one for the Group and for Chile in the area of non-conventional renewable energy, represents a new advance in making use of the by-products of the sewage treatment facilities.

IAM's subsidiaries were focused on the optimization of operations together with efficient customer management for achieving a more expedite and prompt attention. The Operative Control Center (CCO), hub of the sanitation subsidiaries' operations, continued to expand its coverage with the incorporation of eight thousand new variables to its Data Control and Acquisition Software (SCADA), involving all the Company's concessions.

In Systems and Telecontrol, the Teseo project was carried out to improve the assignment of workers on site and thus give faster attention to customers. Personnel working in the field were also equipped with computers integrated with the central systems via internet and wireless communication to access data from the Geographic Information System (SIG).

In research, the anaerobic digestion model begun in 2006 was finalized, a real support for the operation and performance of the treatment facility digestors.

Finally, investments in the year amounted to Ch$39,740 million, particularly the construction of the Melipilla sewage treatment plant, of around Ch$2,434 million, and the Til Til sewage treatment plant, of Ch$1,135 million. At the consolidated level, 65.1% of the total were investments in expansion.

Gestión integral del Ciclo del Agua

I. Producción de agua potable

En el 2007 la producción total de agua potable, medida a la salida de las plantas, fue de 671,6 millones de m³, correspondiendo 583,6 millones de m³ a aguas superficiales y 87,9 millones de m³ a aguas subterráneas.

Integral Management of the Water Cycle

I. Water production

The total production of water in 2007 was 671.6 million m³, measured at the exit from the plants. Of this, 583.6 million m³ were from surface waters and 87.9 million m³ from groundwater sources.

Producción por tipo de fuente (millones de m³) /
Production by type of source (million m³)


83,6
554,8
82,1
545,0
80,3
555,0
83,7
584,5
87,9
583,6
2003
2004
2005
2006
2007
Superficial / *Surface water sources*
Subterránea / *Groundwater sources*



File No. 82-35046

Ejercicio 2007
Year 2007

II. Distribución de agua potable

En el presente ejercicio, la longitud de la red de distribución creció en 163 kilómetros, alcanzando un total de 12.596 kilómetros.

II. Water distribution

The Company's distribution network in 2007 grew by 163 kilometers, to a total of 12,596 kilometers.


1.435.723
1.467.114
1.502.634
1.550.003
1.597.537
12.010
12.084
12.292
12.433
12.596
2003
2004
2005
2006
2007
Clientes agua potable / *Water costumers*
Longitud de red de distribución (kms) / *Lenght of distribution networks (kms)*

Nota: Datos según criterio SISS / *Note: Data according to SISS criteria.*

La operación del agua potable se realiza a través de una gestión integral, que involucra el trabajo coordinado de las áreas junto al acceso a información centralizada. Gracias a esta gestión, en el período la Compañía enfrentó adecuadamente las crisis provocadas por eventos externos y mejoró su eficiencia económica y técnica, garantizando un suministro continuo y de calidad.

The water operation is carried out through an integral management involving the coordinated work of the areas and access to centralized information. Thanks to this, the Company in 2007 satisfactorily faced the crises caused by external events and improved its economic and technical efficiency, thus guaranteeing a continuous and quality supply.

III. Recolección de aguas servidas

En el período la red de recolección de aguas servidas aumentó en 102 kilómetros de alcantarillado. La longitud de la red totalizó 10.180 kilómetros.

III. Sewage collection

The Company's sewage collection network increased during the year by 102 kilometers; its total length amounted to 10,180 kilometers.


1.404.739
1.437.806
1.474.391
1.520.662
1.569.392
9.720
9.819
9.950
10.078
10.180
2003
2004
2005
2006
2007
Clientes alcantarillado / *Sewage customers*
Longitud de red de recolección (kms) / *Lenght of collection networks (kms)*

Nota: Datos según criterio SISS / *Note: Data according to SISS criteria.*

Para mantener una correcta operación de la red de recolección, la Compañía realiza periódicamente un programa de mejoramiento. Durante el 2007, se renovaron y/o rehabilitaron 9 mil metros de ductos en diferentes puntos del alcantarillado y se implementó un sistema de medición para analizar la calidad y cantidad de aguas servidas vertidas en las distintas cuencas de la zona de concesión.

Asimismo, con el Programa de Mantenimiento Preventivo de Redes se limpiaron más de 1.167 kilómetros de colectores con camiones de hidrolimpieza de alta tecnología, y se ejecutó una inspección televisiva de los ductos en 125 kilómetros.

The Company periodically carries out improvement programs in order to maintain the correct functioning of the sewage collection network. During 2007, 9 thousand meters of ducts in different points of the sewers were renewed and/or repaired and a measurement system was introduced to analyze the quality and volume of sewage in the various basins of the concession zone.

Under the networks preventive maintenance program, more than 1,167 kilometers of sewers were cleaned with high-technology hydro-cleaning trucks, and a televisual inspection was carried out on 125 kilometers of ducts.

IV. Tratamiento de aguas servidas

En el año 2007, el volumen de aguas servidas tratadas en el Gran Santiago alcanzó los 327,7 millones de m^3, correspondiendo 106,2 millones de m^3 a la Planta El Trebal y 219,7 millones de m^3 a la Farfana. En localidades, en tanto, se trataron más de 27,8 millones de m^3 de aguas servidas en el período.

El volumen total tratado por la Compañía se elevó sobre los 355,5 millones de m^3, equivalentes a más del 72% de saneamiento de las aguas servidas producidas en la Región Metropolitana.

IV. Sewage treatment

The volume of sewage treated in Greater Santiago amounted to 327.7 million m^3 in 2007. Of this, 106.2 million m^3 was treated at the El Trebal plant and 219.7 million m^3 at the La Farfana plant. A further 27.8 million m^3 was treated at localities plants.

The total volume treated by the Company was over 355.5 million cubic meters, the equivalent of treating more than 72% of the waste waters generated in the whole of the Metropolitan Region.

Tratamiento de aguas servidas Gran Santiago (millones de m^3) /
Sewage treatment in Greater Santiago (million m^3)


13,8
98,4
61,8
8,7
104,3
239,3
11,2
104,6
228,2
27,2
107,0
228,3
29,6
106,2
219,7
2003
2004
2005
2006
2007
La Farfana
El Trebal
Otros (*) / Others (*)

(*) Incluye plantas Aguas Manquehue, Santiago Poniente y localidades / *Includes plants of Aguas Manquehue, Santiago West and localities.*



Dentro de los avances del ejercicio del Plan de Saneamiento implementado por la Compañía, se construyeron las plantas de tratamiento Melipilla y Til Til, con capacidades de 192 l/s y 11 l/s, respectivamente. Asimismo, se iniciaron las obras de la Planta de Tratamiento de Aguas Servidas Buin Maipo, la cual tendrá una capacidad de depuración de 137 l/s.

Además, fue aprobado el Estudio de Impacto Ambiental del Proyecto Mapocho Urbano Limpio, comenzando a fines de año sus primeras obras de construcción. Este proyecto representa una inversión cercana a los US$92 millones y contempla el cierre de las 21 descargas de aguas servidas que actualmente se vierten al cauce urbano del río Mapocho, permitiendo aumentar la cobertura de saneamiento a un 84% en el 2009.

Para mantener los altos estándares de calidad en la prestación del servicio de tratamiento, durante el ejercicio se renovaron las certificaciones de calidad (ISO 9000), gestión medioambiental (ISO 14000) y prevención de riesgos laborales (OHSAS 18000) para la totalidad de las plantas de tratamiento de aguas servidas y todo el alcance de su actividad. Esto convierte a la Compañía en la primera empresa sanitaria del país en recibir conjuntamente la tricertificación para sus plantas de saneamiento.

Within the framework of the Sanitation Plan carried out by the Company, the Melipilla and Til Til sewage treatment plants were constructed during the year, with capacities of 192 and 11 liters per second respectively. Work was also begun on the Buin Maipo sewage treatment plant which will have a capacity of 137 liters per second.

The environmental impact assessment was also approved for the Mapocho Urban Cleaning project, with the first construction works beginning later in the year. This project represents an investment of close to US$92 million and contemplates the closing of 21 sewage discharge points that currently flow into the river Mapocho urban basin, thus increasing the treatment coverage to 84% in 2009.

In order to maintain the quality of the sewage treatment service, the certifications of quality (ISO 9000), environmental management (ISO 14000) and prevention of labor risks (OHSAS 18000) were renewed for all the sewage treatment plants and the whole scope of their activities during the year. This makes the Company the first sanitation company in Chile to receive this tri-certification of its treatment plants at the same time.

File No. 82-35046

Inversiones del período

Durante el ejercicio, el plan de inversiones involucró $39.740 millones, correspondiendo $39.087 millones a inversiones en filiales sanitarias y $653 millones a filiales no sanitarias.

En instalaciones de agua potable, la inversión alcanzó los $17.454 millones. De ellos, $11.805 millones fueron destinados a obras de distribución, destacando la renovación permanente de redes de agua potable con un total de $5.943 millones. En producción y transporte, los proyectos más importantes fueron las obras de abastecimiento de agua potable para la zona norte de Santiago, que significaron $1.784 millones de inversión; y el cambio de módulos de decantación de la Planta de Tratamiento de Agua Potable Antonio Tagle del Complejo Vizcachas, con una inversión de $886 millones.

Para disposición y recolección de aguas servidas fueron destinados unos $18.113 millones, de los cuales $9.183 millones se dirigieron a obras de saneamiento. Entre éstas destacan el término de la Planta de Tratamiento de Aguas Servidas Melipilla, que implicó unos $2.434 millones, y la Planta de Tratamiento de Aguas Servidas de Til Til, cuya inversión alcanzó a $1.135 millones.

Investments during the year

The investments during 2007 amounted to Ch$39,740 million. Of this, Ch$39,087 million related to investments in sanitation subsidiaries and Ch$653 million in non-sanitation subsidiaries.

Water installations accounted for Ch$17,454 million, of which Ch$11,805 million were for distribution works, particularly the permanent renewal of water networks with a total of Ch$5,943 million. In production and transportation, the most important projects were works for the supply of water to the northern part of Santiago, involving an investment of Ch$1,784 million, and the change of the decantation modules at the Antonio Tagle water treatment plant in the Vizcachas complex, with an investment of Ch$886 million.

Some Ch$18,113 million were invested in the disposal and collection of sewage, of which Ch$9,183 million were for treatment works. These included the completion of the Melipilla sewage treatment plant at a cost of some Ch$2,434 million and of the Til Til treatment plant, whose investment was Ch$1,135 million.

Inversiones según uso de fondo (*)/ *Investment breakdown* (*)


Millones de pesos / Million CLP
5.189
56.290
3.221
3.673
11.778
3.016
3.252
6.249
5.745
4.814
7.458
3.714
4.173
9.183
5.649
2003
2004
2005
2006
2007
Producción de agua potable / Water production
Distribuición de agua potable / Water distribution
Recolección de aguas servidas / Sewage collection
Disposición de aguas servidas / Sewage disposal
Otras / Others

(*) Cifras expresadas en millones de pesos al 31 de diciembre de los períodos respectivos / *Figures in Chilean pesos (million) as of December 31 of each period.*

En obras de recolección se invirtieron $8.929 millones, dirigidos principalmente a proyectos de renovación permanente de redes de aguas servidas, que implicaron $3.595 millones; las obras del colector Norte, con una inversión de $1.488 millones; las obras de conducción Cexas a la Planta de Tratamiento de Aguas Servidas Esmeralda por $1.348 millones; y el Interceptor Mapocho, con una inversión de $1.135 millones.

Del total de inversiones, el 65,1% correspondió a inversión de expansión, involucrando recursos por $25.883 millones.

Servicio al cliente

Durante el 2007, el acento del servicio al cliente estuvo puesto en la calidad de las soluciones a los requerimientos de los clientes, de modo de evitar las reincidencias y privilegiar las resoluciones en la primera línea, lográndose un 87% de soluciones al primer contacto.

Adicionalmente, con la finalidad de entregar una atención más expedita y eficiente, se incorporaron nuevas aplicaciones en las agencias comerciales, Contact Center, sitio web y operación en terreno.

En 2007 más del 80% de las transacciones realizadas en las agencias comerciales fueron automatizadas. La plataforma de internet amplió sus servicios con el ingreso de factibilidad y lecturas, permitiendo a los clientes conocer el estado de sus proyectos, imprimir certificados e ingresar lecturas del medidor. En el primer trimestre de 2007, se implementó un nuevo modelo de plataforma telefónica, el cual permitió ubicar al Contact Center de la Compañía entre los mejores del país en cuanto eficiencia en la atención.

En recaudación se facilitó el pago de cuentas vencidas a través de la red de recaudadores externos, mejorando la percepción de facilidad y agilidad para el pago de las cuentas por parte de los clientes. Y, en relación a la operación en terreno, se implementó el Proyecto Teseo, modelo de gestión que permite mejorar la asignación de los trabajos junto a un manejo más eficiente de los recursos.

Ch$8,929 million were invested in collection works, mainly in permanent renewal of sewage networks, at a cost of Ch$3,595 million, the North collector works, with an investment of Ch$1,488 million, Cexas conduction works to the Esmeralda sewage treatment plant, for Ch$1,348 million, and the Mapocho interceptor, with an investment of Ch$1,135 million.

Of the total investments, 65.1% corresponded to investments in expansion, involving an amount of Ch$25,883 million.

Customer service

The accent on customer service in 2007 was placed on the quality of solutions to customers' needs, in order to avoid repeated work and give priority to resolutions in the first line, achieving 87% of solutions on the first contact.

In addition and in order to provide a more expedite and efficient service, new applications were introduced in the commercial offices, call center, web site and the on-site operation.

More than 80% of the transactions carried out in 2007 at the commercial offices were automated. The web page broadened its services with the inclusion of feasibilities and readings, allowing customers to know the state of their projects, print certificates and see their meter readings. In the first quarter of 2007, a new telephonic platform model was introduced, enabling the Company's call center to be placed among the best in Chile in terms of attention efficiency.

The payment of overdue accounts was facilitated through a network of external collectors, improving the perception of facility and agility for the payment of accounts by customers. And regarding the on-site operation, the Teseo project was implemented, a management model for improving the assignment of work and a more efficient management of resources.

Con fecha 31 de diciembre de 2007, el número de clientes con servicio de agua potable alcanzó a 1.597.537, incrementándose un 3,1% en relación al año anterior. En el servicio de alcantarillado, los clientes alcanzaron a 1.569.392, aumentando un 3,2% con respecto a 2006.

Del total de clientes de agua potable, un 6,8% correspondió a clientes con subsidio, lo que facilita una conducta de pago estable y un menor nivel de incobrabilidad.

As of December 31, 2007, the number of customers with the water service was 1,597,537, implying an increase of 3.1% over the previous year. There were 1,569,392 customers for the sewage service, a 3.2% increase over 2006.

Of the water customers, 6.8% relate to customers receiving a subsidy, a factor that favors stable payments and a lower level of bad debts.

Dotación de personal

Con fecha 31 de diciembre de 2007, la dotación de personal alcanzó los 1.483 colaboradores.

Personnel

As of December 31, 2007, the Company's personnel totaled 1,483.

Dotación total (IAM y filiales) / *Total personnel (IAM and subsidiaries)*

	IAM	Aguas Andinas y filiales *Aguas Andinas and subsidiaries*	Consolidado *Consolidated*
Gerentes y ejecutivos principales / *Managers & senior executives*	3	65	68
Profesionales y técnicos / *Professional & technicians*	1	853	854
Trabajadores / *Workers*	-	561	561
Total	4	1.479	1.483



Medio ambiente

El respeto y la conservación del medio ambiente es una preocupación constante dentro de la gestión de las filiales de IAM. Es por ello que las iniciativas y proyectos muestran un claro foco medioambiental, procurando el fomento del cuidado de la naturaleza y la calidad de vida de sus clientes.

Uno de estos proyectos es **Mapocho Urbano Limpio**, que permitirá la descontaminación del río Mapocho en su paso por la ciudad de Santiago, desde la comuna de las Condes hasta Maipú. En el ejercicio, se aprobó su Estudio de Impacto Ambiental y se iniciaron las faenas de construcción, las cuales se extenderán a lo largo de 18 meses.

Asimismo, en el mes de noviembre, se presentó el Estudio de Impacto Ambiental del proyecto Planta de Tratamiento de Aguas Servidas Mapocho, que tendrá una capacidad de saneamiento de 4,4 m^3/s y con cuya operación se logrará alcanzar el 100% de descontaminación de las aguas servidas de la Cuenca de Santiago.

La filial Aguas Andinas fomenta una gestión integral de los biosólidos, uno de los subproductos del tratamiento de las aguas servidas, con el fin de generar soluciones sustentables en el tiempo y maximizar su uso benéfico. Para ello, durante el año 2007 se realizaron experiencias de investigación, disponiendo 11 mil toneladas de biosólidos en campos agrícolas degradados y plantaciones forestales. Además, se logró la autorización ambiental para implementar en la planta El Trebal un nuevo proceso de secado biológico de los biosólidos, denominado "biosecado", que evita su acumulación en invierno y mejora las condiciones ambientales del entorno.

Adicionalmente, a través de su filial Gestión y Servicios, la Compañía participa en el desarrollo del proyecto de suministro de biogás desde la Planta de Tratamiento de Aguas Servidas La Farfana a la empresa de gas natural Metrogas. En este proyecto, vital para las necesidades energéticas del país, se espera invertir la suma de US$2,5 millones para entrar en operación durante el segundo semestre de 2008.

The Environment

Respect for the conservation of the environment is a constant concern in IAM's subsidiaries business. Therefore initiatives and projects show a clear environmental focus, seeking to promote care for nature and the quality of life of its customers.

One of these projects is Mapocho Urban Cleaning which will permit the decontamination of the river Mapocho as it passes through the city of Santiago from the district of Las Condes to Maipú. Its Environmental Impact Assessment was approved during the year and construction works, which will extend over 18 months, were started.

In November, the Environmental Impact Assessment was presented for the Mapocho Sewage Treatment Plant which will have a capacity of 4.4 m^3/s. Its eventual operation will allow us to cover 100% of decontamination of the sewage of the Santiago basin.

The subsidiary Aguas Andinas promotes an integral management of bio-solids, one of the by-products of sewage treatment, in order to generate solutions sustainable over time and to maximize its profitable use. Research was carried out in 2007, disposing of 11 thousand tons of bio-solids on degraded agricultural land and forest plantations. In addition, environmental approval was obtained to introduce in the El Trebal plant a new biological drying process for bio-solids called "bio-dried", which avoids the accumulation in winter and improves the environmental conditions of the surroundings.

Through its subsidiary Gestión y Servicios, the Company also participates in the project for supplying bio-gas from its La Farfana sewage treatment plant to the natural gas company, Metrogas. This project, which is vital for the country's energy needs, is expected to require an investment of US$2.5 million, to start operating in the second half of 2008.



Gestión Financiera
Financial Aspects

Gestión Financiera
Financial Aspects

En el mes de julio, IAM implementó un programa de ADR Level I permitiendo transar las acciones de la Compañía en el mercado Over-the-Counter de los Estados Unidos, logrando dar acceso a todo tipo de inversionistas a los títulos de la Empresa.

Esta gestión, sumada al bajo riesgo operacional de la industria y el sólido perfil financiero de la Compañía, contribuyeron a que las agencias clasificadoras de riesgo Feller Rate y Humphreys elevaran la clasificación de las acciones de IAM desde Primera Clase Nivel 3 a Primera Clase Nivel 2.

Asimismo, se trabajó en los planes para la implementación de normas contables internacionales (IFRS), lo que permitirá emitir los estados financieros de la Compañía a partir del año 2009 de acuerdo a la normativa exigida por la Superintendencia de Valores y Seguros (SVS).

Además, durante el ejercicio 2007, se concretó la reestructuración de los pasivos bancarios de la filial Aguas Andinas, que involucró financiar los requerimientos de caja del año junto al refinanciamiento de parte de las obligaciones con la banca.

La combinación de estas fuentes de financiamiento permitió soportar las operaciones y dar cumplimiento al plan de inversiones comprometido, reducir nuevamente el nivel de gastos financieros y mejorar los indicadores de solvencia.

Finalmente, como parte de los planes de optimización de la estructura societaria del Grupo, durante el ejercicio se ejecutaron fusiones de sociedades, eliminaciones de compañías de inversiones y un ordenamiento de las empresas en un sector de negocios regulados y otro de negocios no regulados, concluyéndose distintas etapas del proyecto de simplificación societaria.

In July, IAM implemented an ADR Level I program, allowing the trading of its shares on the United States Over-the-Counter market, opening access to all kinds of investors to the Company's securities.

This performance, plus the low operating risk of the industry and the Company's solid financial profile, contributed to the credit-rating agencies Feller Rate and Humphreys raising their rating of IAM's shares from First Class Level 3 to First Class Level 2.

Also, work was carried out on plans for the introduction of international accounting standards (IFRS) in order to issue the Company's financial statements from 2009 in accordance with the requirements of the Superintendency of Securities and Insurance (SVS).

In addition, during 2007, the subsidiary Aguas Andinas restructured its bank debt. This involved financing the year's cash requirements and the refinancing of part of the bank debt.

The combination of these sources of finance enable to cover the operations and meet the committed investment plan, to further reduce the financial expenses and to improve the solvency ratios.

Finally, as part of the plans for optimizing the Group's corporate structure, mergers of companies were carried out during the year, together with the elimination of investment companies and an ordering of companies in the regulated businesses sector and another of non-regulated businesses, thus concluding various stages of the corporate simplification project.

Inversiones y financiamiento

Durante el ejercicio, las inversiones realizadas se dirigieron principalmente a la ejecución de obras de expansión, las que alcanzaron un 65,1%. Se invirtieron recursos en reposición de activos operacionales existentes y en la implementación de desarrollos tecnológicos. Además, la Empresa llevó a cabo inversiones financieras en instrumentos de bajo riesgo.

En términos de financiamiento destacó la reestructuración de los pasivos bancarios del Grupo, que involucró un monto de 20 mil millones de pesos, con vencimiento en el año 2013 y duración media de 4,5 años.

En el ejercicio se obtuvo financiamiento a través de aportes financieros reembolsables por $19.514 millones, emitidos en UF más tasa fija, con vencimientos entre 10 y 15 años.

Investments and financing

During 2007, investments were directed mainly to expansion works, these accounting for 65.1% of the total. Funds were invested in the replacement of operating assets and in the implementation of technological developments. The Company also made financial investments in low-risk securities.

In financing terms, notable was the restructuring of the Group's bank debt which involved an amount of 20 billion pesos, a final maturity in 2013 and a duration of 4.5 years.

Financing was also obtained during the year through reimbursable financial contributions of Ch$19,514 million, issued in UF plus a fixed rate and with maturities of between 10 and 15 years.

Política de dividendos

La política de dividendos de la Sociedad se encuentra explicitada en los estatutos de la Compañía, la cual consiste en lo siguiente:

Repartir el 30% de las utilidades líquidas distribuibles del ejercicio, salvo acuerdo unánime de los accionistas a distribuir un porcentaje menor. No obstante, si la suma de las distribuciones de dividendos o de capital percibidos en dinero por la Sociedad de su filial Aguas Andinas S.A. durante dicho ejercicio, menos los gastos operacionales y no operacionales y provisiones del ejercicio que corresponda realizar según las normas contables aplicables, es una cantidad que excede al 30% antes señalado, la Sociedad deberá distribuir como dividendo adicional ese excedente dentro de los 60 días hábiles siguientes a la respectiva Junta Ordinaria de Accionistas hasta el monto total de las utilidades líquidas distribuibles del ejercicio. Salvo que la referida junta con el acuerdo de dos terceras partes de las acciones emitidas con derecho a voto, acuerde distribuir un monto menor, el que en ningún caso podrá ser inferior al 30% ya citado.

Dividend policy

The Company's dividend policy is set out in the Company's bylaws, which consists of the following:

To distribute 30% of the distributable net income for the year, except with the unanimous agreement of the shareholders to distribute a lower percentage. However, if the sum of the dividends or capital distributions received in cash by the Company from its subsidiary Aguas Andinas S.A. during that year, less operating and non-operating expenses and provisions for the year to be made in accordance with applicable accounting standards, is an amount that exceeds the 30% mentioned, then the Company should distribute such excess as an additional dividend within 60 business days of the respective Ordinary Shareholders Meeting, up to the total amount of the net distributable income for the year, unless the meeting with the consent of two-thirds of the issued shares with voting rights agrees to distribute a lower amount, which in no event may be less than the 30% mentioned.

Dividendos y utilidad por acción

Dividends and earnings per share

Dividendos pagados por acción / *Dividends paid per share*

$ por acción *Ch$ per share*	2005	2006	2007
Valor libro / *Book value*	492,13	470,68	488,37
Utilidad / *Net income*	17,10	22,62	24,53
Monto pagado / *Amount paid*	10,965 (1)	20,1074 (2)	23,3753 (3)

(Cifras expresadas en moneda de la fecha de pago / *Figures in Chilean pesos of the date of payment*).

(1) Corresponde a un dividendo provisorio de $10,965 por acción, a cuenta de la utilidad de 2005, pagado el 27 de septiembre de 2005 / *Relates to an interim dividend of Ch$10.965 per share against the net income for 2005, paid on September 27, 2005.*

(2) Incluye dos ítems: un dividendo de $5,9744 por acción -correspondiente al reparto de utilidad del año 2005, pagado el 29 de mayo de 2006-; y un dividendo provisorio de $14,133 por acción, a cuenta de la utilidad de 2006, pagado el 27 de octubre de ese mismo año / *Includes two items: a dividend of Ch$5.9744 per share, being the distribution of the net income for 2005 and paid on May 29, 2006, and an interim dividend of Ch$14.133 per share, against the net income for 2006, paid on October 27, 2006.*

(3) Incluye dos ítems: un dividendo de $8,8453 por acción -correspondiente al reparto de utilidad del año 2006, pagado el 23 de mayo de 2007-; y un dividendo provisorio de $14,53 por acción, a cuenta de la utilidad de 2007, pagado el 25 de octubre de ese mismo año / *Includes two items: a dividend of Ch$8.8453 per share, being the distribution of the net income for 2006 and paid on May 23, 2007, and an interim dividend of Ch$14.53 per share, against the net income for 2007, paid on October 25, 2007.*

Reducción de capital

Producto del efecto de la amortización del menor valor de inversiones, la utilidad distribuible de IAM es menor a los dividendos percibidos desde su filial Aguas Andinas. Por lo tanto, para distribuir los excesos de caja es necesario realizar una reducción del capital de la Sociedad.

De acuerdo a esto, en la Junta Extraordinaria de Accionistas, celebrada el 24 de abril de 2007, se acordó repartir a los accionistas, a prorrata de sus acciones, la suma de $19.512.800.000, con cargo a disminución de capital. De esta manera, el 25 de julio de 2007 se efectuó el pago de $19,5128 pesos por acción.

Capital reduction

Due to the effect of the amortization of goodwill, IAM's distributable income is less than the dividends received from its subsidiary Aguas Andinas. In order therefore to distribute the excesses of cash, it is necessary for the Company to make a capital reduction.

The Extraordinary Shareholders Meeting held on April 24, 2007 therefore agreed to distribute to shareholders, pro rate to their shares, the sum of Ch$19,512,800,000 as a capital reduction. The respective payment of Ch$19.5128 per share was made on July 25, 2007.

Utilidad distribuible / *Distributable income*	M$ / *ThCh$*
Utilidad líquida del ejercicio 2007 (*) / *Net income for 2007* (*)	24.530.540
Utilidades acumuladas / *Retained earnings*	62.089
Dividendos provisorios a cuenta de la utilidad del año 2007 / *Interim dividends against net income for 2007*	(14.849.660)
Utilidad distribuible remanente / *Remaining distributable income*	9.742.969
% de dividendos repartidos sobre las utilidades distribuibles / *% of dividends distributed against distributable income*	60,54%

(*) Utilidad deducida por el mayor valor generado por la filial Gestión y Servicios S.A., equivalente a M$1.109 / *Net income reduced by the negative goodwill generated by the subsidiary Gestión y Servicios S.A., equivalent to ThCh$1,109.*

Resumen de distribuciones a accionistas / *Summary of distributions to shareholders*

Tipo / *Type*	Ejercicio / *Period*	Fecha de pago / *Payment day*	Monto / *Amount* (1)
Dividendo provisorio / *Interim dividend*	2005	27 de septiembre de 2005	10,9650
Dividendo final / *Final dividend*	2005	29 de mayo de 2006	5,9744
Reducción de capital / *Capital reduction*		15 de junio de 2006	33,6099
Dividendo provisorio / *Interim dividend*	2006	27 de octubre 2006	14,1330
Dividendo final / *Final dividend*	2006	23 de mayo de 2007	8,8450
Reducción de capital / *Capital reduction*		25 de julio de 2007	19,5120
Dividendo provisorio / *Interim dividend*	2007	25 de octubre de 2007	14,5300

(1) Cifras en pesos por acción de IAM a la fecha de pago / *Figures in Chilean pesos per share of IAM as of payment date.*

Información General
General Information

File No. 82-35046

Información General
General Information

Inversiones Aguas Metropolitanas S.A.

Nombre: Inversiones Aguas Metropolitanas S.A.
Domicilio legal: El Golf 40, piso 13, Santiago, Chile.
R.U.T.: 77.274.820-5
Teléfono: (56-2) 280 5000
Fax: (56-2) 280 5001

Giro: Inversión en acciones de la sociedad anónima chilena denominada Aguas Andinas S.A.; y la prestación de toda clase de asesorías, consultorías y servicios relativos a la transferencia de tecnología y know how, asistencia técnica, administración de negocios y proyectos, en especial, los relacionados con la gestión y operación de negocios relativos al giro sanitario.

Inscripción en Registro de Valores: N° 0912, con fecha 19 de agosto de 2005.

Información bursátil

Código bursátil
Serie única: IAM

Información accionistas

Depósito Central de Valores
Dirección: Huérfanos 770, piso 22.
Teléfono: (56-2) 393 9003
Fax: (56-2) 393 9101

Oficinas de la Compañía

Dirección: Avenida Presidente Balmaceda 1398, piso 17.
Teléfono: (56-2) 496 2024
Fax: (56-2) 496 2309
Correo electrónico: inversionista@aguasmetropolitanas.cl

Inversiones Aguas Metropolitanas S.A.

Name: *Inversiones Aguas Metropolitanas S.A.*
Legal address: *El Golf 40, 13th floor, Santiago, Chile.*
Tax N°: *77.274.820-5*
Telephone: *(56-2) 280 5000*
Fax: *(56-2) 280 5001*

Corporate purpose: *Investment in shares of the Chilean corporation called Aguas Andinas S.A., and the provision of all kinds of advisory, consultancy and other services related to the transfer of technology and know-how, technical assistance, business and project management, especially with respect to the management and operation of businesses related to sanitation.*

Inscription in the Securities Register: *N° 0912, on August 19, 2005.*

Stock market information

Market code
Sole series: *IAM*

Shareholders information

Chilean Securities Depositary
Address: *Huérfanos 770, 22nd floor.*
Telephone: *(56-2) 393 9003*
Fax: *(56-2) 393 9101*

Company offices

Address: *Presidente Balmaceda Av. 1398, 17th floor.*
Telephone: *(56-2) 496 2024*
Fax: *(56-2) 496 2309*
E-mail: *inversionista@aguasmetropolitanas.cl*

Constitución legal de la Empresa

Inversiones Aguas Metropolitanas S.A. se constituyó como sociedad anónima abierta por escritura pública de 15 de julio de 2005, otorgada en la Notaría de Santiago de don Iván Torrealba Acevedo. Inversiones Aguas del Gran Santiago S.A. y Ondeo Services Chile S.A., de común acuerdo y en su calidad de únicos socios de Inversiones Aguas Metropolitanas Limitada acordaron, de conformidad con lo dispuesto en los artículos 96 y siguientes de la Ley 18.046, reformar sus estatutos sociales cambiando su especie o tipo de sociedad, transformándola en una sociedad anónima que será la continuadora de su personalidad jurídica.

Un extracto de los estatutos fue publicado en el Diario Oficial el 25 de julio de 2005.

Incorporation of the Company

Inversiones Aguas Metropolitanas S.A. was incorporated as an open corporation by public deed dated July 15, 2005 signed before the Santiago notary Iván Torrealba Acevedo. Inversiones Aguas del Gran Santiago S.A. and Ondeo Services Chile S.A., by mutual consent and as the only partners in Inversiones Aguas Metropolitanas Limitada, agreed, in accordance with clause 96 onward of Law 18,046, to amend its bylaws by transforming itself into a corporation to be its legal successor.

An extract of the bylaws was published in the Official Gazette on July 25, 2005.



Transacciones de acciones

Con fecha 31 de diciembre de 2007, el capital social de Inversiones Aguas Metropolitanas S.A. está conformado por 1.000.000.000 de acciones, totalmente suscritas y pagadas.

Transacción de acciones accionistas mayoritarios

Durante el 2005 se realizaron las siguientes transacciones de acciones por parte de personas relacionadas:

Share transactions

As of December 31, 2007, the capital of Inversiones Aguas Metropolitanas S.A. is divided into 1,000,000,000 shares, all fully subscribed and paid.

Share transaction of the majority shareholders

The following share transactions were carried out during 2005 by related parties:

Accionistas *Shareholders*	Fecha *Date*	Precio *Price*	Venta *Sale*	Compra *Purchase*	Monto $ *Amount (Ch$)*	Relación *Relationship*
Inversiones Aguas del Gran Santiago Ltda. (*)	18 de noviembre de 2005	480	100.000.000		48.000.000.000	Acc. Mayoritario / *Main Shareholder*
Inversiones Aguas del Grans Santiagò Ltda. (*)	23 de noviembre de 2005	480 (**)	135.000.000		64.800.000.000	Acc. Mayoritario / *Main Shareholder*
Ondeo Services Chile (*)	23 de noviembre de 2005	480 (**)	199.000.000		95.520.000.000	Acc. Mayoritario / *Main Shareholde*
Giovano Suazo H.		480		10	4.800	Gerente General / *Chief Executive Officer*

(*) Estas transacciones corresponden al proceso de colocación secundaria de acciones llevada a cabo en el mercado local e internacional. Como consecuencia de este proceso, Ondeo Services Chile S.A. dejó de tener participación en la Sociedad / *These transactions relate to the secondary share placement carried out on the local and international markets. As a result, Ondeo Services Chile S.A. ceased to have a holding in the Company.*

(**) Este precio se obtiene a partir del precio de venta de ADS, los cuales se componen de 20 acciones de US$18,35, considerando el tipo de cambio del 18 de noviembre de 2005 de 523,30 CLP/US$ / *This price is obtained from the sale p*

Durante el 2007 se realizaron las siguientes transacciones de acciones por parte de personas relacionadas:

The following share transactions were carried out during 2007 by related parties:

Accionistas *Shareholders*	Fecha *Date*	Precio *Price*	Venta *Sale*	Compra *Purchase*	Monto $ *Amount (Ch$)*	Relación *Relationship*
Asesorías Herman Chadwick	25 de octubre de 2007	615		81.000	49.815.000	Director Titular / *Director* Sr. Herman Chadwick
Inversiones y Asesorías Iculpe Ltda.	6 de diciembre de 2007	600		66.000	39.600.000	Director Suplente / *Alternate Director* Sr. Ignacio Guerrero
Inversiones y Asesorías Iculpe Ltda.	7 de diciembre de 2007	600		25.100	15.060.000	Director Suplente / *Alternate Director* Sr. Ignacio Guerrero
María Olga Gutiérrez Urrutia	14 de diciembre de 2007	590		184.000	108.560.000	Director Suplente / *Alternate Director* Sr. Ignacio Guerrero
Ignacio Guerrero Gutiérrez	14 de diciembre de 2007	590		184.000	108.560.000	Director Suplente / *Alternate Director* Sr. Ignacio Guerrero
Inversiones y Asesorías Iculpe Ltda.	19 de diciembre de 2007	573		345.601	198.029.373	Director Suplente / *Alternate Director* Sr. Ignacio Guerrero

Transacciones en mercado secundario / *Transactions on the secondary market*

Bolsa de Comercio de Santiago / *Santiago Stock Exchange*

2005	Precio promedio ($) *Average price (Ch$)*	Unidades *Units*	Monto ($) *Amount (Ch$)*
Total 4º trimestre / *Total 4th quarter*	$477,80	123.597.562	59.064.518.573
Año 2005 / *Year 2005*	**$477,80**	**123.597.562**	**59.064.518.573**

2006	Precio promedio ($) *Average price (Ch$)*	Unidades *Units*	Monto ($) *Amount (Ch$)*
Total 1º trimestre / *Total 1st quarter*	$499,10	32.751.495	16.346.207.019
Total 2º trimestre / *Total 2nd quarter*	$561,39	34.572.663	19.408.806.607
Total 3º trimestre / *Total 3rd quarter*	$587,44	26.128.415	15.348.996.456
Total 4º trimestre / *Total 4th quarter*	$624,77	37.124.191	23.193.953.377
Año 2006 / *Year 2006*	**$569,00**	**130.576.764**	**74.297.963.459**

2007	Precio promedio ($) *Average price (Ch$)*	Unidades *Units*	Monto ($) *Amount (Ch$)*
Total 1º trimestre / *Total 1st quarter*	$651,50	52.886.944	34.455.726.954
Total 2º trimestre / *Total 2nd quarter*	$659,58	127.608.607	84.167.774.169
Total 3º trimestre / *Total 3rd quarter*	$634,21	142.648.860	90.469.537.864
Total 4º trimestre / *Total 4th quarter*	$610,54	111.486.544	68.066.481.692
Año 2007 / *Year 2007*	**$637,69**	**434.630.955**	**277.159.520.679**

Bolsa de Corredores - Bolsa de Valores *Valparaiso Stock Exchange*

2006	**Precio promedio ($)** *Average price (Ch$)*	**Unidades** *Units*	**Monto ($)** *Amount (Ch$)*
Total 1º trimestre / *Total 1st quarter*	$542,67	91.465	49.635.629
Total 2º trimestre / *Total 2nd quarter*	$553,15	147.370	81.517.460
Total 3º trimestre / *Total 3rd quarter*	$593,61	279.571	165.957.002
Total 4º trimestre / *Total 4th quarter*	$648,08	9.340	6.053.066
Año 2006 / *Year 2006*	**$574,45**	**527.746**	**303.163.157**

2007	**Precio promedio ($)** *Average price (Ch$)*	**Unidades** *Units*	**Monto ($)** *Amount (Ch$)*
Total 1º trimestre / *Total 1st quarter*	$652,95	12.368	8.075.700
Total 2º trimestre / *Total 2nd quarter*	$659,10	19.892	13.110.720
Total 3º trimestre / *Total 3rd quarter*	$614,39	11.500	7.065.500
Total 4º trimestre / *Total 4th quarter*	$610,51	20.000	12.210.100
Año 2007 / *Year 2007*	**$634,60**	**63.760**	**40.462.020**

Bolsa Electrónica de Chile - Bolsa de Valores *Chilean Electronic Exchange*

2005	**Precio promedio ($)** *Average price (Ch$)*	**Unidades** *Units*	**Monto ($)** *Amount (Ch$)*
Total 4º trimestre / *Total 4th quarter*	$468,96	33.285.114	15.609.377.382
Año 2005 / *Year 2005*	**$468,96**	**33.285.114**	**15.609.377.382**

File No. 82-35046

2006	**Precio promedio ($)** *Average price (Ch$)*	**Unidades** *Units*	**Monto ($)** *Amount (Ch$)*
Total 1º trimestre / *Total 1st quarter*	$512,15	29.810.458	15.267.361.157
Total 2º trimestre / *Total 2nd quarter*	$548,11	17.974.628	9.851.990.419
Total 3º trimestre / *Total 3rd quarter*	$588,99	11.070.722	6.520.585.798
Total 4º trimestre / *Total 4th quarter*	$606,93	9.656.022	5.860.518.916
Año 2006 / Year 2006	**$547,36**	**68.511.830**	**37.500.456.290**

2007	**Precio promedio ($)** *Average price (Ch$)*	**Unidades** *Units*	**Monto ($)** *Amount (Ch$)*
Total 1º trimestre / *Total 1st quarter*	$647,81	28.473.349	18.445.426.047
Total 2º trimestre / *Total 2nd quarter*	$656,80	26.532.204	17.426.279.489
Total 3º trimestre / *Total 3rd quarter*	$630,52	29.441.040	18.563.294.453
Total 4º trimestre / *Total 4th quarter*	$610,46	19.132.622	11.679.739.734
Año 2007 / Year 2007	**$638,30**	**103.579.215**	**66.114.739.723**

Volumen de transacciones (millones de acciones) / *Traded volume (million of shares)*


62,7
52,7
37,5
46,8
81,4
154,2
172,1
130,6
1er Trimestre 2006
1st Quarter 2006
2º Trimestre 2006
2nd Quarter 2006
3er Trimestre 2006
3rd Quarter 2006
4º Trimestre 2006
4th Quarter 2006
1er Trimestre 2007
1st Quarter 2007
2º Trimestre 2007
2nd Quarter 2007
3er Trimestre 2007
3rd Quarter 2007
4º Trimestre 2007
4th Quarter 2007

Remuneraciones del Directorio y Administración

Remuneraciones del Directorio

En conformidad con lo dispuesto en la Ley N° 18.046, la Junta General Ordinaria de Accionistas, celebrada el 24 de abril de 2007, acordó la remuneración del Directorio, del Comité de Directores y su presupuesto de gastos para el ejercicio 2007.

La remuneración del Directorio se divide en dos tipos: una fija mensual, por un valor de UF100 para el Presidente, UF80 para el Vicepresidente y UF60 para Directores titulares y suplentes; y una variable, que se paga por asistencia a cada sesión, de UF140 para el Presidente, UF100 para el Vicepresidente, UF60 para Directores titulares y UF60 para Directores suplentes, cuando reemplacen a los titulares.

Las remuneraciones del Comité de Directores para el año 2007 fueron las siguientes: una remuneración fija mensual de UF25 y remuneración variable por asistencia a cada sesión de UF25. Además se acordó un presupuesto de gastos de UF1.000.

Director´s and Management remuneration

Director´s remunerations

In accordance with Law 18,046, the Ordinary Shareholders Meeting held on April 24, 2007 agreed the remuneration of the Directors, and the Directors' Committee and its expense budget, for 2007.

The directors' remuneration is divided into two kinds: a fixed monthly fee, of UF100 for the Chairman, UF80 for the Vice Chairman and UF60 for the titular and alternate Directors: and a variable fee payable for attending each meeting, of UF140 for the Chairman, UF100 for the Vice Chairman and UF60 for the titular Directors. The alternate Directors are paid UF60 on each occasion they replace the titular Directors.

The remuneration of the Directors' Committee for 2007 was as follows: a fixed monthly fee of UF25 and a variable fee for attending meetings of UF25. The expense budget was agreed at UF1,000.

El detalle de los montos pagados se indica en la siguiente tabla: *The detail of the amounts paid is as follows:*

(Miles de pesos / *Thousands of Ch$*)		Remuneraciones del Directorio (IAM) *Director's Remuneration (IAM)*				Remuneraciones del Comité (IAM) *Committee Remuneration (IAM)*	
		Fija *Fixed*		Variable *Variable*		Comité de Directores *Director's Committee*	
Director / Director	*Cargo / Position*	2007 M$	2006 M$	2007 M$	2006 M$	2007 M$	2006 M$
Joaquín Villarino Herrera	Director titular (Vicepresidente) (*) *Director (Vice Chairman) (*)*	12.926		17.664		7.964	
Herman Chadwick Piñera	Director titular *Director*	14.141	9.452	14.141	9.452	11.784	6.893
Mario Marcel Cullel	Director titular *Director*	14.141	9.452	14.141	8.271		
Jaime Ravinet De La Fuente	Director titular *Director*	14.141	9.452	14.141	9.452	11.784	6.893
Pedro Buttazzoni Álvarez	Director suplente *Alternate director*	9.695					
Ignacio Guerrero Gutiérrez	Director suplente *Alternate director*	14.141	9.452				
Juan Toro Rivera	Director suplente *Alternate director*	9.432	9.452		1.182		
Rodrigo Castro Fernández	Director suplente *Alternate director*	14.141	9.452				
Alfredo Noman Serrano	Director titular (Vicepresidente) (*) *Director (Vice chairman) (*)*	5.928	12.210	5.904	15.755	3.820	6.893
Total		**108.686**	**68.922**	**65.991**	**44.112**	**35.352**	**20.679**

Nota: Los gastos del Directorio del periodo ascendieron a $50,2 millones / *Note: Board of Director's expenses during the period amounted to Ch$50,2 million.*

(*) El señor Joaquín Villarino remplazó al señor Alfredo Noman como Vicepresidente del Directorio de Inversiones Aguas Metropolitanas S.A. a partir del 24 de abril de 2007 /

Los señores Alfredo Noman y Joaquín Villarino percibieron las siguientes dietas en su calidad de miembros del Directorio y del Comité de Directores de la filial Aguas Andinas S.A.:

Alfredo Noman and Joaquín Villarino received the following allowances as members of the Board and the Directors' Committee of the subsidiary Aguas Andinas S.A.:

(Miles de pesos / *Thousands of Ch$*)		Remuneraciones del Directorio (Aguas Andinas) *Director's Remuneration (Aguas Andinas)*				Remuneraciones del Comité (Aguas Andinas) *Committee Remuneration (Aguas Andinas)*	
		Fija *Fixed*		Variable *Variable*		Comité de Directores *Director's Committee*	
Director / Director	*Cargo / Position*	2007 M$	2006 M$	2007 M$	2006 M$	2007 M$	2006 M$
Alfredo Noman Serrano	Director titular (Presidente) *Director (Chairman)*	23.568	23.620	18.854	18.907	3.410	10.537
Joaquín Villarino Herrera	Director titular (Vicepresidente) *Director (Vice Chairman)*	12.167	0	10.598	0	7.196	0

Adicionalmente, por concepto de remuneraciones, Inversiones Aguas Metropolitanas S.A. pagó al señor Alfredo Noman la cifra de M$45.889 en el ejercicio 2006.

In addition, Inversiones Aguas Metropolitanas S.A. paid Alfredo Noman the sum of ThCh$45,889 in 2006 as remuneration.

Ejecutivos principales

A diciembre de 2007, la nómina de gerentes y ejecutivos principales ascendió a tres profesionales.

Senior executives

As of December 2007, the managers and senior executives numbered 3 professionals.

Nombre / *Name*	Cargo / *Position*
Marta Colet Gonzalo	Gerente General / *Chief Executive Officer*
Giovano Suazo Hormazábal	Gerente de Finanzas / *Financial Officer*
Patricio Acuña Solorza	Contador General / *General Accountant*

La remuneración total percibida durante el año fue de $219 millones.

The total remuneration received in 2007 was Ch$219 million.

Comité de Directores

Según lo dispuesto en el artículo 50 bis, inciso décimo, de la Ley 18.046 sobre sociedades anónimas, se informan las actividades que desarrolló el Comité durante el ejercicio anual 2007 y los gastos incurridos, incluidos los de sus asesores.

I.- Integración del Comité

El Comité de Directores de Inversiones Aguas Metropolitanas S.A. estuvo integrado por los Directores independientes del controlador Herman Chadwick Piñera y Jaime Ravinet De La Fuente, y por el Director vinculado al controlador y Vicepresidente del Directorio, Joaquín Villarino Herrera.

El Comité designó como Presidente a Herman Chadwick Piñera y Secretario a Joaquín Villarino Herrera.

Desde su constitución, el Comité ha celebrado sesiones ordinarias una vez al mes para tratar las materias que le encomienda el artículo 50 bis de la Ley 18.046 y otras de interés general de la Compañía.

Director´s Committee

As required by clause 50 bis, para. 10, of the Corporations Law 18,046, the following describes the activities of the committee during 2007 and the expenses incurred, including those of its advisors.

I.- Membership of the Committee

The Directors' Committee of Inversiones Aguas Metropolitanas S.A. comprised the Directors independent of the controller, Herman Chadwick Piñera and Jaime Ravinet De La Fuente, and the Director related to the controller and Vice Chairman of the Board, Joaquín Villarino Herrera.

The Committee appointed Herman Chadwick Piñera as Chairman and Joaquín Villarino Herrera as Secretary.

Since its formation, the Committee has held ordinary meetings once a month to discuss the matters entrusted to it by clause 50 bis of Law 18,046 and others of general interest to the Company.

II.- Principales actividades del año

Las principales actividades desarrolladas por el Comité durante el ejercicio anual terminado el 31 de diciembre de 2007 fueron las siguientes:

1. Examen de los informes de los auditores externos, balance y demás estados financieros de Inversiones Aguas Metropolitanas S.A. del ejercicio finalizado el 31 de diciembre de 2006.

2. Propuesta al Directorio de los auditores externos y clasificadores de riesgo para el ejercicio 2007.

3. Examen de los informes de los auditores externos, balance y demás estados financieros de Inversiones Aguas Metropolitanas S.A., elaborados trimestral y semestralmente para su inclusión en la Ficha Codificada Uniforme (FECU), que se remite en dichos períodos a la Superintendencia de Valores y Seguros.

4. Examen de los sistemas de remuneraciones y planes de compensación de los gerentes y ejecutivos principales de la Sociedad.

5. Examen de los antecedentes relativos al Contrato de Operación y Mantenimiento de la Planta de Aguas Servidas La Farfana, celebrado entre Aguas Andinas S.A. y Empresa Depuradora de Aguas Servidas Limitada (EDAS), operación a las que se refiere el artículo 44 de la Ley N° 18.046 sobre sociedades anónimas.

6. Examen de los antecedentes vinculados a la distribución de utilidades y disminución de capital de la Compañía.

7. Examen de antecedentes sobre la distribución del dividendo provisorio de la Compañía.

III.- Presupuesto y gastos del Comité de Directores

En Junta Ordinaria de Accionistas, celebrada el 24 de abril de 2007, se fijó para el Comité de Directores un presupuesto anual de UF1.000, el cual no se utilizó.

II.- Principal activities of the year

The principal activities of the Committee during the year ended December 31, 2007 were:

1. Examination of the reports of the external auditors, balance sheet and other financial statements of Inversiones Aguas Metropolitanas S.A. for the year ended December 31, 2006.

2. Proposal to the board of the external auditors and credit-rating agencies for the year 2007.

3. Examination of the reports of the external auditors, balance sheet and other financial statements of Inversiones Aguas Metropolitanas S.A., prepared quarterly and semi-annually for inclusion in the "Ficha Codificada Uniforme (FECU)" (standardized official financial statements format) sent at those times to the Superintendency of Securities and Insurance.

4. Examination of the remunerations systems and compensation plans for the Company's managers and senior executives.

5. Examination of the details of the operation and maintenance contract for the La Farfana sewage treatment plant, signed between Aguas Andinas S.A. and Empresa Depuradora de Aguas Servidas Limitada (EDAS), a transaction of the kind referred to in clause 44 of the Corporations Law 18,046.

6. Examination of the information related to the Company's distribution of profits and capital reductions.

7. Examination of the information for the distribution of the Company's interim dividend.

III.- Director´s Committee budget and expenses

The Ordinary Shareholders Meeting held on April 24, 2007 set an annual expense budget for the Directors' Committee of UF1,000, which was not used.

File No. 82-35046

Principales proveedores

Con fecha 31 de diciembre de 2007, los principales proveedores de IAM, en base individual, son los siguientes:

Asesores en Viaje S.A.
Carey y Cía. Ltda.
I.M. Trust S.A. Corredores de Bolsa
La Chilena S.A. Seguros Generales

Principal suppliers

As of December 31, 2007, the principal suppliers of IAM (unconsolidated) are the following:

Asesores en Viaje S.A.
Carey y Cía. Ltda.
I.M. Trust S.A. Corredores de Bolsa
La Chilena S.A. Seguros Generales



Regulación sanitaria

Los principales cuerpos legales de la industria sanitaria chilena son los siguientes:

Ley General de Servicios Sanitarios (DFL MOP N° 382 de 1988). Contiene las disposiciones que regulan el régimen de concesiones y la actividad de los prestadores de servicios sanitarios.

Reglamento de la Ley General de Servicios Sanitarios (DS MOP N° 1199/2004, publicado en noviembre de 2005). Establece las normas reglamentarias que permiten aplicar la Ley General de Servicios Sanitarios (reemplaza al DS MOP N° 121 de 1991).

Ley de Tarifas de Servicios Sanitarios (DFL MOP N° 70 de 1988). Contiene las disposiciones que regulan la fijación de tarifas de agua potable y alcantarillado y los aportes de financiamiento reembolsables.

Reglamento de la Ley de Tarifas de Servicios Sanitarios (DS MINECON N° 453 de 1990). Contiene las normas reglamentarias que permiten aplicar la Ley de Tarifas de Servicios Sanitarios, incluyendo la metodología de cálculo de tarifas y los procedimientos administrativos.

Ley que crea la Superintendencia de Servicios Sanitarios (Ley N° 18.902 de 1990). Establece las funciones de este servicio.

Ley de Subsidio al pago del consumo de agua potable y servicio de alcantarillado (Ley N° 18.778 de 1989). Establece un subsidio al pago del consumo de agua potable y alcantarillado.

Reglamento de la Ley de Subsidio (DS Hacienda N° 195 de 1998). Contiene las disposiciones reglamentarias para la aplicación de la Ley de Subsidio.

Sanitation regulations

The principal legislation affecting the Chilean sanitation industry is as follows:

General Sanitation Services Law *(Ministry of Public Works (MOP) Decree 382 of 1988). Regulates the concessions regime and the business of providers of sanitation services.*

General Sanitation Services Law Regulations *(MOP Decree 1199 of 2004 published in November 2005). Establishes the regulations for the application of the General Sanitation Services Law (replaces MOP Decree 121 of 1991).*

Sanitation Services Tariffs Law *(MOP Decree 70 of 1988). Regulates the setting of tariffs for water and sewage services and reimbursable financial contributions.*

Sanitation Services Tariffs Law Regulations *(Ministry of Economy Decree 453 of 1990). Contain the regulations for the application of the Sanitation Services Tariffs Law, including the methodology for the calculation of tariffs and the administrative procedures.*

Law creating the Superintendency of Sanitation Services *(Law 18,902 of 1990). Establishes the functions of this service.*

Law of payment subsidy for consumption of water and the sewage service *(Law 18,778 of 1989). Establishes a payment subsidy for the consumption of water and the sewage service.*

Subsidy Law Regulations *(Ministry of Finance Decree 195 of 1998). Contains the regulations for the application of the Subsidy Law.*

Factores de Riesgo

IAM tiene una favorable situación en términos de riesgo, producto principalmente a las características particulares del sector sanitario.

Risk factors

IAM shows a favorable situation in terms of risk, mainly due to the particular characteristics of the sanitation sector.

Riesgos operacionales

El negocio sanitario se caracteriza por su estacionalidad, pudiendo tener variaciones en los resultados de un trimestre a otro. Los mayores niveles de demanda e ingresos se registran en los meses de verano –de diciembre a marzo-, mientras que los menores coinciden con los meses invernales, de junio a septiembre.

Los procesos de captación y producción de agua potable dependen mayoritariamente de las condiciones climatológicas exhibidas en las cuencas hidrográficas, ya que factores como precipitaciones, temperatura, arrastre de sedimentos, entre otros, determinan la cantidad, calidad y continuidad de aguas crudas disponibles.

Para enfrentar este riesgo, la Compañía cuenta con importantes reservas de agua junto con planes de contingencia, que permiten disminuir estos eventuales impactos negativos.

Operating risk

The sanitation business is characterized by its seasonality which can cause variations in the results from one quarter to another. The highest levels of demand and revenues occur during the summer months (December to March), while the lowest coincide with the winter months (June to September).

The abstraction and production of water depend to a large extent on weather conditions in the water basins. Factors like rainfall, temperature, sediment flows, etc. determine the volume, quality and continuity of available raw water.

To cover this risk, the Company has large reserves of water together with contingency plans for reducing these potential negative impacts.

Riesgos financieros

Los ingresos de la Compañía están vinculados a la evolución de la moneda local, por lo que sus deudas se encuentran principalmente emitidas en esta moneda.

Los pasivos financieros se componen aproximadamente de 75% de deuda a tasa fija. De este monto, un 82% equivale a bonos de mediano y largo plazo y un 18% a aportes financieros reembolsables. El 25% restante es deuda a tasa variable, compuesta principalmente por créditos con bancos nacionales.

Financial risk

The Company's revenues are related to changes in the local currency. Its debt therefore is mainly denominated in this currency.

Its financial debt is made up approximately by 75% of fixed-rate debt. Of this, 82% corresponds to medium and long-term bonds and 18% to reimbursable financial contributions. The remaining 25% relates to variable-rate debt, mainly borrowings from banks in Chile.

Hechos relevantes

1. **Con fecha 28 de febrero de 2007** se informó a la Superintendencia de Valores y Seguros que, en sesión celebrada el 28 de febrero de 2007, el Directorio de la Sociedad acordó por unanimidad lo siguiente:

a. Citar a Junta Ordinaria de Accionistas para el 24 de abril de 2007, a las 11 horas, en Av. Presidente Balmaceda N° 1398, piso 10, Santiago, para conocer y pronunciarse sobre las materias propias de una junta ordinaria de accionistas.

b. Someter a la aprobación de la Junta Ordinaria de Accionistas la proposición del Directorio de repartir un dividendo definitivo de M$8.845.300, equivalente a $8,8453 por acción, proponiendo como fecha de pago el día 23 de mayo de 2007.

c. Citar a Junta Extraordinaria de Accionistas para el 24 de abril de 2007, a celebrarse inmediatamente después del término de la Junta Ordinaria referida anteriormente, en Av. Presidente Balmaceda N° 1398, piso 10, Santiago, con el objeto de someter a consideración la proposición del Directorio de disminuir el capital social de la Compañía en M$19.512.800, así como repartir a los accionistas dicha suma, a prorrata de sus acciones, con cargo a la disminución de capital propuesta, correspondiendo $19,5128 por acción. Asimismo acordó proponer que se faculte al Directorio para que fije la fecha de dicho pago.

Material information

*1. **On February 28, 2007**, the Superintendency of Securities and Insurance was informed that, at the Company's board meeting held on that date, it was unanimously agreed to:*

a. Call the Ordinary Shareholders Meeting for April 24, 2007 at 11.00 hours at Avenida Presidente Balmaceda 1398, 10th floor, Santiago to know and pronounce on matters reserved for an ordinary shareholders meeting.

b. Submit for the approval of the Ordinary Shareholders Meeting the Board's proposal to distribute a final dividend amounting to ThCh$8,845.300, equivalent to Ch$8.8453 per share, payable on May 23, 2007.

c. Call an Extraordinary Shareholders Meeting for April 24, 2007 to be held immediately following the end of the Ordinary Meeting referred to above, at Avenida Presidente Balmaceda 1398, 10th floor, Santiago, in order to submit to the meeting a Board proposal to make a capital reduction of the Company by ThCh$19.512,800 and to distribute this sum to shareholders pro rata to their shareholdings, as a charge to the proposed capital reduction, being Ch$19.5128 per share. It was also agreed to propose that the Board be authorized to set the date for this payment.

File No. 82-35046

2. Complementa hecho esencial informado el **12 de marzo de 2007** a la Superintendencia de Valores y Seguros.

En sesión celebrada el 28 de febrero de 2007, el Directorio de la Sociedad acordó citar a Junta Ordinaria de Accionistas para el **24 de abril de 2007**, a las 11 horas, en Av. Presidente Balmaceda N° 1398, piso 10, Santiago, para conocer y pronunciarse sobre las siguientes materias:

a. Examen al informe de los auditores externos, memoria anual, balance y estados financieros correspondientes al ejercicio comprendido entre el 1 de enero y 31 diciembre de 2006.

b. Acordar la distribución de utilidades y reparto de dividendos del ejercicio del año 2006.

c. Revocación y renovación del Directorio.

d. Designación de auditores externos independientes con el objeto de examinar la contabilidad, inventario, balance y otros estados financieros de la Sociedad.

e. Designación de los clasificadores de riesgo.

f. Fijar las remuneraciones del Directorio para el ejercicio 2007.

g. Fijar la remuneración y presupuesto de gastos del Comité de Directores para el ejercicio 2007.

h. Información sobre operaciones a que se refiere el artículo 44 de la Ley de Sociedades Anónimas.

i. Otras materias de interés social y de competencia de la Junta.

2. Complement to the material information informed on ***March 12, 2007*** *to the Superintendency of Securities and Insurance.*

1) At its board meeting held on ***February 28, 2007****, the Company's Board agreed to call the Ordinary Shareholders Meeting for April 24, 2007 at 11.00 hours at Avenida Presidente Balmaceda 1398, 10th floor, Santiago, to know and pronounce on the following matters:*

a) Examination of the report of the external auditors, balance sheet and financial statements for the year ended December 31, 2006.

b) The distribution of the net income for the year 2006 and the distribution of dividends.

c) The revocation and renewal of the board of directors.

d) The appointment of the external auditors to examine the accounts, inventories, balance sheet and other financial statements of the Company.

e) The appointment of the credit-rating agencies.

f) Set the Directors' remuneration for 2007.

g) Set the remuneration and expense budget of the Directors' Committee for 2007.

h) Information on transactions referred to in clause 44 of the Corporations Law.

i) Other matters of corporate interest reserved for the Meeting.

3. Complementa hecho esencial informado el **15 de marzo de 2007** a la Superintendencia de Valores y Seguros.

De acuerdo a lo establecido en el artículos 9 e inciso segundo del artículo 10 de la Ley 18.045 y en la Norma de Carácter General N° 30 de esa superintendencia, por medio de la presente se corrigió el hecho esencial informado el 28 de febrero de 2007 en lo que se refiere a la hora de celebración de la junta citada, siendo a las 12 horas y no a las 11 horas como se informó en su oportunidad.

4. **Con fecha 25 de abril de 2007** se informó a la Superintendencia de Valores y Seguros lo siguiente:

a. En Junta Extraordinaria de Accionistas de Inversiones Aguas Metropolitanas S.A., celebrada el 24 de abril de 2007, se acordó disminuir el capital social en $19.512.800.000 (diecinueve mil quinientos doce millones ochocientos mil pesos). En consecuencia, se redujo el capital de la Compañía de $461.826.632.520 (cuatrocientos sesenta y un mil ochocientos veintiséis millones seiscientos treinta y dos mil quinientos veinte pesos) a $442.313.832.520 (cuatrocientos cuarenta y dos mil trescientos trece millones ochocientos treinta y dos mil quinientos veinte pesos).

Como consecuencia de la disminución de capital, se acordó repartir a los accionistas, a prorrata de sus acciones, la suma de $19.512.800.000 (diecinueve mil quinientos doce millones ochocientos mil pesos), correspondiente a $19,5128 pesos por acción.

b. En Junta Ordinaria de Accionistas de Inversiones Aguas Metropolitanas S.A., celebrada el 24 de abril de 2007, se procedió a la renovación del Directorio, eligiéndose por un período estatutario íntegro (3 años), en calidad de Directores titulares y suplentes, a las siguientes personas:

*3. Complement to material information informed on **March 15, 2007** to the Superintendency of Securities and Insurance.*

In accordance with clauses 9 and 10.2 of Law 18,045 and general rule No.30 of the Superintendency, this corrects the material information informed on February 28, 2007 with reference to the time of the said meeting, this being at midday and not 11 a.m. as previously reported.

*4. **In April 25, 2007**, the Superintendency of Securities and Insurance was informed of the following:*

a. At the Extraordinary Shareholders Meeting of Inversiones Aguas Metropolitanas S.A. held on April 24, 2007, it was agreed to reduce the capital by Ch$19,512,800,000. Consequently, the Company's capital was reduced from Ch$461,826,632,520 to Ch$442,313,832,520.

As a result of the capital reduction, it was agreed to distribute to shareholders, pro rate to their shareholdings, the sum of Ch$19,512,800,000, corresponding to Ch$19.5128 per share.

b. At the Ordinary Shareholders Meeting of Inversiones Aguas Metropolitanas S.A. held on April 24, 2007, the Board of Directors was renewed, with the election of the following persons for a full statutory period (3 years) as Directors and alternate Directors:

Director titular / *Directors*	Director suplente / *Alternate Directors*
Ángel Simón Grimaldos	Josep Bagué Prats
Joaquín Villarino Herrera	Pedro Buttazzoni Álvarez
Jean Louis Chaussade	Albert Martínez Lacambra
Juan Antonio Guijarro Ferrer	Xavier Amorós Corbella
Herman Chadwick Piñera	Rodrigo Castro Fernández
Mario Marcel Cullel	Ignacio Guerrero Gutiérrez
Jaime Ravinet De La Fuente	Juan Toro Rivera

c. En sesión de Directorio, celebrada el 25 de abril de 2007, se declaró constituido el Directorio y se eligió como su Presidente a Ángel Simón y como Vicepresidente a Joaquín Villarino.

d. En la misma sesión de Directorio, celebrada el 25 de abril de 2007, se designó a los miembros del Comité de Directores de la Compañía, el que quedó integrado por Herman Chadwick, Jaime Ravinet y Joaquín Villarino.

e. En la misma sesión de Directorio, celebrada el 25 de abril de 2007, se dio cuenta de la renuncia del Gerente General de la Compañía, Albert Martínez, y se eligió a Marta Colet en su reemplazo.

5. **Con fecha 28 de junio de 2007** se informó a la Superintendencia de Valores y Seguros lo siguiente:

En sesión celebrada el 27 de junio de 2007, el Directorio de la Sociedad fijó el día 25 de julio de 2007 como fecha de pago de la reducción de capital de $19,5128 por acción, acordada en Junta Extraordinaria de Accionistas celebrada el 24 de abril de 2007.

6. **Con fecha 26 de septiembre de 2007** se informó a la Superintendencia de Valores y Seguros lo siguiente:

El 26 de septiembre de 2007 el Directorio de la Compañía acordó distribuir M$14.530.000, a cuenta de las utilidades de 2007, en calidad de dividendo provisorio. En razón a lo anterior, el dividendo número 7 de la Compañía, ascenderá a $14,53 por acción y será exigible a partir del 25 de octubre de 2007.

7. **Con fecha 28 de septiembre de 2007** se informó a la Superintendencia de Valores y Seguros lo siguiente:

El Directorio de la Compañía, en sesión de 29 de agosto de 2007, y en atención a lo dispuesto por el artículo 44 de la Ley 18.046, considerando que los directores de Aguas Andinas S.A. Joaquín Villarino Herrera y Marta Colet Gonzalo son a su vez directores de Empresa Depuradora de Aguas Servidas Ltda., acordó informar a esa superintendencia la suscripción entre ambas empresas el pasado 27 de septiembre del Contrato de Operación y Mantenimiento de la Planta de Tratamiento de Aguas Servidas La Farfana.

c. At the Board meeting held on April 25, 2007, the Board was declared constituted and Ángel Simón was elected as Chairman and Joaquín Villarino as Vice Chairman.

d. The same meeting held on April 25, 2007 appointed the members of the Company's Directors' Committee, comprising Herman Chadwick, Jaime Ravinet and Joaquín Villarino.

e. The same meeting held on April 25, 2007 took note of the resignation as Chief Executive Officer of the Company, Albert Martínez, and Marta Colet was elected as his replacement.

*5. **On June 28, 2007**, the Superintendency of Securities and Insurance was informed of the following:*

The Company's Board meeting held on June 27, 2007 set July 25, 2007 as the date for the payment of the capital reduction of Ch$19.5128 per share, as agreed at the Extraordinary Shareholders Meeting held on April 24, 2007.

*6. **On September 26, 2007** the Superintendency of Securities and Insurance was informed of the following:*

The Company's Board meeting held on September 26, 2007 agreed to distribute an interim dividend of ThCh$14,530,000 against te net income for 2007. The Company's dividend number 7 therefore will amount to Ch$14.53 per share and be payable from October 25, 2007.

*7. **On September 28, 2007**, the Superintendency of Securities and Insurance was informed of the following:*

The Board meeting of the Company held August 29, 2007, and taking into account the provisions of clause 44 of Law 18.046 and that the Directors of Aguas Andinas S.A. Joaquín Villarino Herrera and Marta Colet Gonzalo are also Directors of Empresa Depuradora de Aguas Servidas Ltda., agreed to inform the Superintendency of the signing by both companies on September 27 of the operation and maintenance contract of the La Farfana sewage treatment plant.

8. Con fecha 3 de octubre de 2007 se informó a la Superintendencia de Valores y Seguros lo siguiente:

Mediante ORD. SVS N° 11603 de 2 de octubre de 2007, se requirió a esta Empresa informar sobre determinados aspectos relativos al Contrato de Operación y Mantenimiento de la Planta de Tratamiento de Aguas Servidas La Farfana, suscrito entre Aguas Andinas S.A. y Empresa Depuradora de Aguas Servidas Ltda.

Al respecto, se señaló lo siguiente:

El contrato indicado tuvo su origen en una licitación pública internacional, de acuerdo con lo establecido en el artículo 67 del DFL MOP N° 382/88 de la Ley General de Servicios Sanitarios, la que fue convocada por Aguas Andinas el 12 de mayo de 2007.

Adquirieron las respectivas Bases de Licitación nueve empresas, presentando ofertas las sociedades Cadagua S.A., Omnium de Traitment et de Valorisation S.A. (OTV) y el consorcio formado por las empresas Degrémont S.A. y Sociedad General de Aguas de Barcelona S.A. (Agbar), siendo estas dos últimas sociedades relacionadas con Aguas Andinas S.A. Se adjuntó el Acta de Apertura de las ofertas económicas.

El 2 de agosto de 2007 Aguas Andinas informó al referido consorcio, el cual obtuvo la mayor calificación técnica y económica, haber resultado adjudicatario de la licitación. Lo anterior, previo acuerdo favorable del Comité de Directores de Aguas Andinas, adoptado en sesión de 23 de julio de 2007 y por su Directorio, en sesión ordinaria N° 351, celebrada el 24 de julio de 2007. Los acuerdos indicados fueron adoptados por la unanimidad de sus miembros presentes, declarando que se trataba de una operación que se ajusta a condiciones de equidad similares a las que habitualmente prevalecen en el mercado.

Con el objeto de concurrir a la celebración del contrato, y en conformidad con las bases de licitación, Degrémont y Agbar, a través de su filial en Chile Agbar Conosur Ltda., constituyeron una sociedad denominada Empresa Depuradora de Aguas Servidas Ltda. (EDAS), siendo designados en dicha sociedad como directores titulares, los directores de Aguas Andinas, Joaquín Villarino y Marta Colet.

8. On October 3, 2007 *the Superintendency of Securities and Insurance was informed of the following:*

The Superintendency's letter No.11603 of October 2, 2007 required the Company to inform about certain aspects related to the operation and maintenance contract of the La Farfana sewage treatment plant signed between Aguas Andinas S.A. and Empresa Depuradora de Aguas Servidas Ltda.

The following was reported:

The contract in question derived from a public international tender, as established in clause 67 of MOP decree 382/88 of the General Sanitataion Services Law, which was called by Aguas Andinas on May 12, 2007.

The respective tender conditions were acquired by nine companies, from which offers were submitted by Cadagua S.A., Omnium de Traitment et de Valorisation S.A. (OTV) and a consortium formed by Degrémont S.A. and Sociedad General de Aguas de Barcelona S.A. (Agbar), the last two named being related to Aguas Andinas S.A. The bid-opening minutes of the economic offers were attached.

On August 2, 2007 Aguas Andinas informed the consortium mentioned that it had been adjudicated the tender through obtaining the best technical and economic qualification. This following the prior favorable consent of the Directors' Committee of Aguas Andinas, adopted at its meeting on July 23, 2007 and by the Board at its ordinary meeting No.351 held on July 24, 2007. The resolutions indicated were adopted unanimously by the Directors present, declaring that this was a transaction that meets conditions of equity similar to those normally prevailing in the market.

In order to sign the contract, and in accordance with the tender conditions, Degrémont and Agbar, through its subsidiary in Chile Agbar Conosur Ltda., constituted a company called Empresa Depuradora de Aguas Servidas Ltda. (EDAS). Among the directors of this company were the directors of Aguas Andinas, Joaquín Villarino and Marta Colet.

En razón a lo expuesto, la celebración del contrato con EDAS es una operación de aquellas contempladas en el artículo 44 de la Ley N°18.046 sobre sociedades anónimas.

Se dejó constancia que la suscripción del contrato con EDAS fue aprobada por el Comité de Directores de Aguas Andinas en sesión de 27 de agosto de 2007 y por su Directorio, en sesión ordinaria N° 352 de 28 de agosto de 2007. Los acuerdos indicados fueron asimismo adoptados por la unanimidad de los Directores presentes, con la abstención del señor Villarino y la señora Colet.

El contrato se celebró bajo la modalidad de serie de precios unitarios, por un valor estimado de UF 2.774.994,4 (dos millones setecientos setenta y cuatro mil novecientos noventa y cuatro coma cuatro unidades de fomento) más IVA con una duración de 60 meses a contar del 1 de octubre de 2007, pudiendo ser prorrogado por un período consecutivo de 60 meses, en los términos que se establecen en el contrato.

Finalmente, se destacó que el contrato tiene por objeto desarrollar el servicio de operación y mantenimiento de la Planta de Tratamiento de Aguas Servidas La Farfana de propiedad de Aguas Andinas S.A., incluyendo la totalidad de los alcances de una correcta gestión de la operación y mantenimiento de la planta, considerando entre otros, suministro de personal, gastos de energía eléctrica, provisión de insumos químicos, repuestos, etc., en los términos contemplados en las bases de licitación y demás documentos del contrato.

The signing of the contract with EDAS is therefore a transaction like those contemplated in clause 44 of the Corporations Law 18.046.

It was recorded that the signing of the contract with EDAS was approved by the Directors' Committee of Aguas Andinas at its meeting of August 27, 2007 and by its Board at its ordinary meeting No.352 of August 28, 2007. These resolutions were adopted unanimously by the Directors present, with the abstention of Mr. Villarino and Mrs. Colet.

The contract was signed under the method of a series of unit prices, for an estimated amount of UF 2,774,994.4 plus VAT and for a term of 60 months from October 1, 2007, extendable for a consecutive period of 60 months on the terms established in the contract.

Finally, the purpose of the contract is to perform the operation and maintenance service of the La Farfana sewage treatment plant owned by Aguas Andinas S.A., including the whole extent of a correct management of the operation and maintenance of the plant, including, among other things, the supply of personnel, electricity charges, the provision of chemical inputs, spares, etc., on the terms contemplated in the tender conditions and other documents of the contract.

Declaración de responsabilidad

Los Directores de Inversiones Aguas Metropolitanas S.A. y el Gerente General firmantes de esta declaración, se hacen responsables bajo juramento respecto de la veracidad de la información proporcionada en la presente Memoria Anual, en conformidad con lo dispuesto en la Norma de Carácter General N° 30 de la Superintendencia de Valores y Seguros.

Statement of Liability

The Directors of Inversiones Aguas Metropolitanas S.A. and the Chief Executive Officer, signatories to this declaration, swear that they accept liability for the veracity of the information provided in this annual report, in accordance with the provisions of General Rule N° 30 of the Superintendency of Securities and Insurance.

Ángel Simón Grimaldos
Pasaporte: 36929377-W
Presidente / *Chairman*

Josep Bagué Prats
Pasaporte: 35020359-F
Director suplente / *Alternate Director*

Joaquín Villarino Herrera
R.U.T.: 9.669.100-9
Vicepresidente / *Vice Chairman*

Pedro Buttazzoni Álvarez
R.U.T.: 3.632.447-3
Director suplente / *Alternate Director*

Jean Louis Chaussade
Pasaporte: 04DF28015
Director titular / *Director*

Albert Martínez Lacambra
R.U.T.: 21.930.272-K
Director suplente / *Alternate Director*

Juan Antonio Guijarro Ferrer
Pasaporte: AD881366
Director titular / *Director*

Xavier Amorós Corbella
Pasaporte: DNI93847473
Director suplente / *Alternate Director*

Herman Chadwick Piñera
R.U.T.: 4.975.992-4
Director titular / *Director*

Rodrigo Castro Fernández
R.U.T.: 10.570.170-5
Director suplente / *Alternate Director*

Jaime Ravinet De La Fuente
R.U.T.: 4.665.925-2
Director titular / *Director*

Ignacio Guerrero Gutiérrez
R.U.T.: 5.546.791-9
Director titular / *Director*

Marta Colet Gonzalo
R.U.T.: 22.390.117-4
Gerente General / *Chief Executive Officer*

Estados Financieros Consolidados

Al 31 de diciembre de 2007 y 2006

File No. 82-35046

File No. 82-35046

Deloitte
Auditores y Consultores Ltda.
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8, 9 y 13
Providencia, Santiago
Chile
Fono: (56-2) 729 7000
Fax: (56-2) 374 9177
E-mail: deloittechile@deloitte.com
www.deloitte.com

Informe de los Auditores Independientes

A los señores Accionistas y Directores de
Inversiones Aguas Metropolitanas S.A.

Hemos auditado los balances generales consolidados de Inversiones Aguas Metropolitanas S.A. y Filiales al 31 de diciembre de 2007 y 2006 y los correspondientes estados consolidados de resultados y de flujo de efectivo por los años terminados en esas fechas. La preparación de dichos estados financieros consolidados (que incluyen sus correspondientes notas) es responsabilidad de la administración de Inversiones Aguas Metropolitanas S.A. Nuestra responsabilidad consiste en emitir una opinión sobre estos estados financieros consolidados, basada en las auditorías que efectuamos. El Análisis Razonado y los Hechos Relevantes adjuntos no forman parte integrante de estos estados financieros; por lo tanto, este informe no se extiende a los mismos.

Nuestras auditorías fueron efectuadas de acuerdo con normas de auditoría generalmente aceptadas en Chile. Tales normas requieren que planifiquemos y realicemos nuestro trabajo con el objeto de lograr un razonable grado de seguridad de que los estados financieros están exentos de errores significativos. Una auditoría comprende el examen, a base de pruebas, de evidencias que respaldan los importes e informaciones revelados en los estados financieros. Una auditoría también comprende una evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la administración de la Sociedad, así como una evaluación de la presentación general de los estados financieros. Consideramos que nuestras auditorías constituyen una base razonable para fundamentar nuestra opinión.

En nuestra opinión, los mencionados estados financieros consolidados presentan razonablemente, en todos sus aspectos significativos, la situación financiera de Inversiones Aguas Metropolitanas S.A. y Filiales al 31 de diciembre de 2007 y 2006 y los resultados de sus operaciones y el flujo de efectivo por los años terminados en esas fechas, de acuerdo con principios de contabilidad generalmente aceptados en Chile.

Deloitte

Enero 29, 2008, excepto Nota 29 cuya fecha es
febrero 1°, 2008

Amelia Hernández H.
RUT: 7.015.085-9

File No. 82-35046

Balances Generales

Inversiones Aguas Metropolitanas S.A.
Consolidado

Al 31 de diciembre de 2007 y 2006 Activos	2007 M$	2006 M$
Activos Circulantes		
Disponible	196.608	141.457
Valores negociables (neto)	10.379.374	589.060
Deudores por venta (neto)	48.493.065	46.078.165
Documentos por cobrar (neto)	1.724.461	3.836.920
Deudores varios (neto)	371.915	205.818
Documentos y cuentas por cobrar empresas relacionadas	248.612	43.650
Existencias (neto)	2.172.423	1.787.146
Impuestos por recuperar	348.796	352.869
Gastos pagados por anticipado	290.581	296.471
Impuestos diferidos	1.577.317	1.138.015
Otros activos circulantes	2.222.062	2.074.165
Total activos circulantes	**68.025.214**	**56.543.736**
Activos Fijos		
Terrenos	38.819.148	38.438.934
Construcciones y obras de infraestructura	1.086.362.319	1.073.555.093
Maquinarias y equipos	126.877.875	126.476.767
Otros activos fijos	12.665.191	12.641.947
Mayor valor por retasación técnica del activo fijo	5.225.658	5.256.064
Depreciación acumulada	(621.957.034)	(609.609.769)
Total activos fijos	**647.993.157**	**646.759.036**
Otros activos		
Menor valor de inversiones	326.260.098	353.710.309
Mayor valor de inversiones	-	(1.109)
Deudores a largo plazo	9.853.951	9.279.617
Impuestos diferidos a largo plazo	3.098.529	-
Intangibles	57.039.010	56.317.513
Amortización	(17.406.434)	(15.427.954)
Otros	15.973.289	15.565.809
Total otros activos	**394.818.443**	**419.444.185**
Total Activos	**1.110.836.814**	**1.122.746.957**

Las notas adjuntas números 1 al 32 forman parte integral de estos estados financieros consolidados.

Inversiones Aguas Metropolitanas S.A.
Consolidado

Al 31 de diciembre de 2007 y 2006 Pasivos y Patrimonio	2007 M$	2006 M$
Circulantes		
Obligaciones con banco e instituciones financieras a corto plazo	798	19.366.152
Obligaciones con banco e instituciones financieras a largo plazo - porción corto plazo	1.964.585	15.376.748
Obligaciones con el público-porción corto plazo (bonos)	19.778.482	14.484.533
Cuentas por pagar	17.540.914	16.095.935
Documentos por pagar	591.565	470.561
Acreedores varios	1.258.216	1.334.007
Documentos y cuentas por pagar empresas relacionadas	2.505.434	1.781.775
Provisiones	19.077.153	19.322.687
Retenciones	9.046.254	8.028.822
Impuesto a la renta	2.014.935	228.785
Ingresos percibidos por adelantado	4.333.346	2.185.159
Otros pasivos circulantes	13.808	3.961
Total pasivos circulantes	**78.125.490**	**98.679.125**
Largo plazo		
Obligaciones con bancos e instituciones financieras	84.066.667	53.721.480
Obligaciones con el público largo plazo (bonos)	186.583.275	205.794.683
Documentos por pagar largo plazo	44.406.775	34.019.418
Acreedores varios largo plazo	871.600	1.139.241
Provisiones largo plazo	11.963.353	9.592.304
Impuestos diferidos a largo plazo	-	3.949.992
Otros pasivos a largo plazo	469.498	795.591
Total pasivos largo plazo	**328.361.168**	**309.012.709**
Interés minoritario	**215.977.539**	**209.550.043**
Patrimonio		
Capital pagado	475.181.646	496.001.804
Otras reservas	3.446.893	3.252
Utilidades acumuladas	62.089	326.436
Utilidad del ejercicio	24.531.649	24.291.715
Dividendos provisorios	(14.849.660)	(15.118.127)
Total patrimonio	**488.372.617**	**505.505.080**
Total pasivos y patrimonio	**1.110.836.814**	**1.122.746.957**

Las notas adjuntas números 1 al 32 forman parte integral de estos estados financieros consolidados.

File No. 82-35046

Estado de Resultados

Inversiones Aguas Metropolitanas S.A.
Consolidado

Al 31 de diciembre de 2007 y 2006	2007 M$	2006 M$
Resultado de explotación		
Ingresos de explotación	253.755.843	249.321.595
Costos de explotación	(98.494.814)	(98.375.196)
Margen de explotación	155.261.029	150.946.399
Gastos de administración y ventas	(35.061.011)	(30.092.541)
Resultados de explotación	**120.200.018**	**120.853.858**
Resultado fuera de explotación		
Ingresos financieros	4.861.412	5.386.075
Otros ingresos fuera de la explotación	8.266.319	8.164.283
Amortización menor valor de inversiones	(27.458.457)	(27.428.540)
Gastos financieros	(17.764.712)	(17.797.826)
Otros egresos fuera de la explotación	(1.003.750)	(2.187.632)
Corrección monetaria	6.103.222	1.698.050
Diferencias de cambio	4.945	65.259
Resultados fuera de explotación	**(26.991.021)**	**(32.100.331)**
Resultados antes de impuesto a la renta e ítemes extraordinarios	93.208.997	88.753.527
Impuesto a la renta	(20.246.656)	(19.449.777)
Interés minoritario	(48.431.801)	(45.012.109)
Amortización mayor valor de inversiones	1.109	74
Utilidad del Ejercicio	**24.531.649**	**24.291.715**

Las notas adjuntas números 1 al 32 forman parte integral de estos estados financieros consolidados.

Estado de Flujo de Efectivo

Inversiones Aguas Metropolitanas S.A.
Consolidado

	2007 M$	2006 M$
Flujo neto originado por actividades de la operación		
Recaudación de deudores por ventas	298.373.654	294.902.400
Ingresos financieros percibidos	686.339	1.050.458
Otros ingresos percibidos	2.721.896	2.561.252
Pago a proveedores y personal	(100.755.570)	(103.990.559)
Intereses pagados	(11.500.346)	(14.981.332)
Impuesto a la renta pagado	(19.086.568)	(19.668.592)
Otros gastos pagados	(873.910)	(705.317)
Impuesto al valor agregado y otros similares y otros similares pagados	(33.039.307)	(32.641.489)
Total flujo neto originado por actividades de operación	**136.526.188**	**126.526.821**
Flujo neto originado por actividades de financiamiento		
Obtención de préstamos	67.834.099	101.038.129
Obligaciones con el público	-	4.781.347
Otras fuentes de financiamiento	20.237.284	17.668.617
Pago de dividendos	(23.501.961)	(20.019.272)
Reparto de capital	(19.703.716)	(36.421.859)
Pago de préstamos	(67.046.660)	(108.476.917)
Pago de obligaciones con el público	(13.101.222)	(18.245.415)
Pago de gastos por emisión y colocación de obligaciones con el público	-	(384.520)
Otros desembolsos por financiamiento	(53.957.432)	(55.277.107)
Total flujo neto originado por actividades de financiamiento	**(89.239.608)**	**(115.336.997)**
Flujo neto originado por actividades de inversión		
Ventas de activo fijo	5.585.225	128.738
Ventas de inversiones permanentes	-	13.329.605
Incorporación de activos fijos	(40.468.922)	(48.102.070)
Pago de intereses capitalizados	(588.890)	(891.524)
Inversiones permanentes	(4.032)	(4.275)
Otros desembolsos de inversión	(1.431.872)	(30.713)
Total flujo neto originado por actividades de inversión	**(36.908.491)**	**(35.570.239)**
Flujo neto total del periodo	**10.378.089**	**(24.380.415)**
Efecto de la inflación sobre el efectivo y efectivo equivalente	(906.938)	(579.612)
Variación neta del efectivo y efectivo equivalente	**9.471.151**	**(24.960.027)**
Saldo inicial de efectivo y efectivo equivalente	1.372.953	26.332.980
Saldo final de efectivo y efectivo equivalente	**10.844.104**	**1.372.953**

Las notas adjuntas números 1 al 32 forman parte integral de estos estados financieros consolidados.

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidado

Al 31 de diciembre de 2007 y 2006	2007 M$	2006 M$
Conciliación entre el flujo neto originado por actividades de la operación y la utilidad del ejercicio		
Utilidad del ejercicio	24.531.649	24.291.715
Resultado en venta de activos	(3.464.665)	(2.939.254)
Utilidad en venta de activos fijos	(3.464.665)	(1.265.138)
Utilidad en venta de inversiones	-	(1.674.116)
Cargos (abonos) a resultado que no representan flujo de efectivo	**63.658.740**	**64.656.760**
Depreciación del ejercicio	36.115.335	35.818.870
Amortización de intangibles	2.331.527	2.250.484
Castigos y provisiones	4.484.277	1.375.757
Amortización menor valor de inversiones	27.458.457	27.428.540
Amortización mayor valor de inversiones	(1.109)	(74)
Corrección monetaria neta	(6.103.222)	(1.698.050)
Diferencia de cambio neta	(4.945)	(65.259)
Otros abonos a resultado que no representan flujo de efectivo	(3.672.964)	(3.473.826)
Otros cargos a resultado que no representan flujo de efectivo	3.051.384	3.020.318
Variación de activos que afectan al flujo de efectivo (aumentos) disminuciones	**(4.308.705)**	**(8.310.751)**
Deudores por ventas	(4.964.503)	(6.175.850)
Existencias	(473.977)	(669.899)
Otros activos	1.129.775	(1.465.002)
Variación de pasivos que afectan al flujo de efectivo aumentos (disminuciones)	**7.677.368**	**3.816.242**
Cuentas por pagar relacionadas con el resultado de la explotación	(534.204)	(1.117.352)
Intereses por pagar	3.413.205	1.291.088
Impuesto a la renta por pagar (neto)	938.133	(954.460)
Otras cuentas por pagar relacionadas con el resultado fuera de explotación	948.951	2.620.164
Impuesto al valor agregado y otros similares por pagar (neto)	2.911.283	1.976.802
Utilidad (Pérdida) del interés minoritario	**48.431.801**	**45.012.109**
Flujo neto originado por actividades de la operación	**136.526.188**	**126.526.821**

Las notas adjuntas números 1 al 32 forman parte integral de estos estados financieros consolidados.

Notas a los Estados Financieros

Inversiones Aguas Metropolitanas S.A.
Consolidado

1.- Inscripción en el registro de valores

Inversiones Aguas Metropolitanas S.A., Aguas Andinas S.A., Aguas Los Dominicos S.A., Aguas Manquehue S.A. y Aguas Cordillera S.A. se encuentran inscritas en el Registro de Valores de la Superintendencia de Valores y Seguros con los números 0912, 0346, 0389 , 0402 y 0975 respectivamente. En consecuencia, estas Sociedades están bajo la fiscalización de dicha Superintendencia.

2.- Criterios contables aplicados

a) Período contable

Los presentes estados financieros consolidados corresponden a los ejercicios comprendidos entre el 01 de enero y el 31 de diciembre de 2007 y 2006, respectivamente.

b) Bases de preparación

Los estados financieros consolidados han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en Chile emitidos por el Colegio de Contadores de Chile A.G. y las normas impartidas por la Superintendencia de Valores y Seguros.

En el caso que existan discrepancias entre los principios contables generalmente aceptados en Chile emitidos por el Colegio de Contadores de Chile A.G. y las normas impartidas por la Superintendencia de Valores y Seguros, para la Sociedad y sus filiales primarán las normas impartidas por la Superintendencia sobre las primeras.

c) Bases de presentación

Para fines comparativos, los estados financieros al 31 de diciembre de 2006 y sus respectivas notas, se presentan actualizados extracontablemente en un 7,4%. Dicho porcentaje corresponde a la variación del Indice de Precios al Consumidor comprendida entre los últimos doce meses, con desfase de un mes.

Para efectos comparativos, algunas partidas de los estados financieros de 2006, han sido reclasificadas.

d) Bases de consolidación

Los estados financieros consolidados incluyen los activos, pasivos, resultados y flujos de efectivo de la Sociedad matriz y sus filiales, los saldos y las transacciones efectuadas entre las sociedades consolidadas han sido eliminadas y se ha reconocido la participación de los inversionistas minoritarios, la cual se presenta como interés minoritario.

		Porcentaje de Participación		2007	2006
R.U.T.	Nombre Sociedad	Directo %	Indirecto %	Total %	Total %
61.808.000-5	Aguas Andinas S.A.	50,1023	-	50,1023	50,1023
96.945.210-3	Ecoriles S.A.	-	100,000	100,000	100,000
96.828.120-8	Gestión y Servicios S.A.	-	100,000	100,000	100,000
96.568.220-1	Aguas Los Dominicos S.A.	-	100,000	100,000	99,9871
96.967.550-1	Análisis Ambientales S.A.	-	100,000	100,000	100,000
96.809.310-k	Aguas Cordillera S.A.	-	99,9903	9,9903	99,9900
89.221.000-4	Aguas Manquehue S.A.	-	100,000	100,000	100,000

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidado

e) Corrección monetaria

Los estados financieros consolidados han sido actualizados mediante la aplicación de las normas de corrección monetaria, de acuerdo con principios contables generalmente aceptados en Chile, con el objeto de reflejar la variación en el poder adquisitivo de la moneda en los períodos comprendidos entre el 01 de enero y 31 de diciembre de 2007 y 2006, correspondiente a un 7,4% y 2,1%, respectivamente, con desfase de un mes.
Además, los saldos de las cuentas de resultado fueron ajustados monetariamente para expresarlos a valores de cierre.

f) Bases de conversión

Los activos y pasivos en unidades de fomento y/o monedas extranjeras, se presentan a los respectivos valores y/o tipos de cambio vigentes al cierre de cada ejercicio, de acuerdo a las siguientes paridades:

	2007 $	2006 $
Dólar Estadounidense	496,89	532,39
Unidad de Fomento	19.622,66	18.336,38
Euro	730,94	702,08

g) Valores negociables

Los valores negociables reflejan las inversiones en cuotas de fondos mutuos efectuadas por las sociedades, las cuales se presentan valorizadas al valor de rescate de dichas cuotas, a la fecha de cierre de los estados financieros.

h) Existencias

Los materiales se valorizan al costo de adquisición corregido monetariamente, el cual no excede a los respectivos costos de reposición al cierre de cada ejercicio.

Existe una provisión por obsolescencia de materiales prescindibles cuya permanencia en stock supera el período de un año sin movimiento.

i) Estimación deudores incobrables
La estimación de deudores incobrables se efectúa dependiendo de la antigüedad de las deudas, y de la recuperación histórica, según se detalla a continuación:

Para las filiales Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Dominicos S.A. y Aguas Manquehue S.A. los clientes con deudas superiores a 8 meses se provisionan en un 100% sobre la deuda vencida.

Para l□

"Casos no sociales", se provisionan como incobrables en un 100%, del saldo convenido, en el ejercicio 2007. En tanto que en el ejercicio 2006, se provisionaba un 20%.

"Casos sociales" se provisionan en un 55% del total convenido, y un 45%, se provisiona como rebaja comercial, en el ejercicio 2007. En tanto que en el ejercicio 2006, se provisionó como incobrable un 40% del total convenido y un 45% como rebaja comercial.

Para el caso de las filiales Aguas Manquehue S.A. y Aguas Los Dominicos S.A. las deudas por consumos transformados en convenio de pago, se provisionan en un 100% del saldo convenido. En tanto que para el año 2006, la provisión era de un 20%.

Para las filiales Gestión y Servicios S.A., Anam S.A. y Ecoriles S.A. los clientes con deudas superiores a 120 días se provisionan en un 100% sobre la deuda vencida.

Los documentos por cobrar se provisionan en un 100% sobre la deuda vencida.

j) Activo fijo
Para la filial Aguas Andinas S. A. el activo fijo traspasado por la antecesora se presenta al valor de tasación determinado por consultores independientes según un estudio técnico efectuado en 1977, corregido monetariamente. Las adquisiciones posteriores a 1977, se presentan al costo corregido monetariamente.
La filial Aguas Cordillera S.A. presenta sus cuentas específicas al costo, más el mayor o menor valor por retasación técnica, ambos corregidos monetariamente. La Sociedad y sus otras filiales presentan el activo fijo a costo corregido.
El activo fijo incluye las principales renovaciones y mejoras, no así los gastos por mantenciones y reparaciones menores, los cuales se cargan directamente a resultados en el ejercicio en el cual se incurren.
Las obras en ejecución incluyen el costo de financiamiento incurrido hasta que los bienes quedan en condición de ser utilizados, de acuerdo a lo indicado en el Boletín Técnico N°31 del Colegio de Contadores de Chile A.G.
Adicionalmente, □

k) Depreciación activo fijo
La depreciación se calcula linealmente sobre el valor libro, debidamente actualizado y de acuerdo con los años de vida útil remanente asignados a los respectivos bienes.

l) Activos en leasing
Los contratos de arriendo clasificados como leasing financiero se contabilizan de acuerdo con las normas establecidas en el Boletín Técnico N°22 del Colegio de Contadores de Chile A.G.
Los activos en leasing se valorizan y deprecian según las mismas normas señaladas para el activo fijo.
Dichos activos adquiridos mediante esta modalidad, no son jurídicamente de propiedad de la Sociedad y mientras ésta no ejerza la opción de compra, no puede disponer libremente de ellos.

m) Intangibles
Los derechos de agua, servidumbres, software y otros derechos, se presentan al costo de adquisición corregido monetariamente, neto de amortización, conforme a la normativa contenida en el Boletín Técnico N°55 del Colegio de Contadores de Chile A.G.
El período de amortización que se aplica a los derechos de agua, servidumbre y otros derechos es de 40 años contados desde la fecha de la escritura o a contar del año 1998, por cuanto se estima que otorgarán beneficios en dicho período.
El período de amortización de los software, es de 4 años desde la fecha de adquisición, por cuanto se estima que otorgarán beneficios en dicho período.

n) Menor y mayor valor de inversiones
El Menor valor representa el exceso pagado en relación al valor patrimonial proporcional originado en la compra de acciones de Aguas Andinas S.A. y Aguas Cordillera S.A. El Mayor Valor representaba el menor pago en relación al valor patrimonial proporcional originado en la compra de acciones de Aguas Manquehue S.A. Este menor valor se amortiza en un plazo máximo de 20 años desde la fecha de adquisición, porque se estima que éste es el plazo de recuperación de la inversión.

o) Operación con pacto de retroventa
La adquisición de títulos con compromiso de retroventa se valorizan como inversiones de renta fija y se presentan en el rubro Otros activos circulantes de acuerdo con la Circular N°768 de la Superintendencia de Valores y Seguros.

p) Obligaciones con el público (bonos)
Se presenta en este rubro la obligación por la colocación de bonos emitidos por la filial Aguas Andinas S.A. en el mercado nacional a su valor nominal vigente más reajustes e intereses devengados al cierre de cada periodo. El menor valor producido en la colocación y los gastos de las emisiones de bonos, se difieren y amortizan en el plazo de emisión de cada uno de ellos, de acuerdo con la Circular N°1.370 de la Superintendencia de Valores y Seguros.

q) Impuesto a la renta e impuestos diferidos
La Sociedad y sus filiales han constituido provisión por impuesto a la renta sobre la base de la renta líquida imponible determinada según las normas establecidas en la Ley de Impuesto a la Renta. De acuerdo a lo establecido en el Boletín Técnico N°60 y complementarios del Colegio de Contadores de Chile A. G., y en la Circular N°1.466 de la Superintendencia de Valores y Seguros, la Sociedad y filiales contabilizan los efectos por los impuestos diferidos originados por diferencias temporarias, pérdidas tributarias que implican un beneficio tributario y otros eventos que crean diferencias entre la base contable y tributaria de activos y pasivos.
Algunas de sus filiales registran estos efectos a partir del inicio del ejercicio 2000, contabilizando los impuestos diferidos originados por estas diferencias temporarias acumuladas como cuentas de activos y pasivos con abono o cargo, respectivamente, a cuentas complementarias; estas últimas son amortizadas afectando el resultado por impuestos a la renta del período, en un plazo promedio ponderado de reverso. Estas cuentas complementarias se presentan rebajando los correspondientes activos y pasivos por impuestos diferidos que le dieron origen.

r) Contratos de derivados
En el año 2007 la filial Gestion y Servicios S.A. ha suscrito contrato de cobertura de divisas con una institución financiera, en tanto que en el año 2006 era la sociedad la que suscribia este tipo de cobertura. Estos contratos fueron definido como de cobertura de partida existente y ha sido contratado y asignado como instrumento de cobertura contra variaciones del tipo de cambio y se encuentra registrado de acuerdo al Boletín Técnico N°57 del Colegio de Contadores de Chile A.G.



Inversiones Aguas Metropolitanas S.A.
Consolidado

s) Indemnización por años de servicio

La indemnización por años de servicio se rige por lo que indica el Código del Trabajo, excepto por el monto de la indemnización acumulada en Aguas Andinas S.A., Aguas Cordillera S.A. y Aguas Los Dominicos S.A. a julio, noviembre y diciembre de 2002 respectivamente, para los trabajadores que son parte de los contratos colectivos vigentes y a quienes, a través de su contrato individual de trabajo, se les hizo extensivo el mismo beneficio. El monto acumulado a esa fecha se reajusta trimestralmente según la variación del índice de precios al consumidor. Asimismo, el citado contrato colectivo establece que los trabajadores de Aguas Andinas S.A. que jubilen en la empresa, en un plazo de 120 días contados desde la fecha en que cumplan la edad legal de jubilación, continúan devengando este beneficio con posterioridad a julio de 2002, en cambio para Aguas Cordillera S. A y Aguas Los Dominicos S.A. los citados convenios establecen que los trabajadores que jubilen en la empresa por haber cumplido la edad de jubilación, co□

La obligación de la Sociedad por la indemnización devengada por los trabajadores hasta julio de 2002 para Aguas Andinas S.A. y hasta noviembre y diciembre de 2002 para Aguas Cordillera S.A. y Aguas Los Dominicos S.A., se presenta a valor corriente, y la obligación por la indemnización adicional que se estima devengarán los trabajadores que jubilen en la empresa se provisiona a valor actual, determinado de acuerdo con el método del cos□

Adicionalmente existen indemnizaciones pactadas en contratos individuales, los que se contabilizan a valor corriente de acuerdo a lo que éstos indiquen.

Los anticipos otorgados al personal con cargo a dicho fondo se presentan como deudores a largo plazo, ellos serán imputados en la liquidación final en forma reajustada, de acuerdo con lo estipulado en los citados convenios.

t) Ingresos de la explotación

Los ingresos de la Sociedad correspondían al concepto de Aporte Tecnológico y se registraban de acuerdo con el principio contable devengado.

Los ingresos de explotación de las filiales sanitarias se contabilizan sobre la base de los consumos leídos y facturados a cada cliente, divididos en grupos de facturación mensual, valorizados de acuerdo a las tarifas fijadas por la Superintendencia de Servicios Sanitarios, cuya aplicación es de cinco años.

También se registran los consumos no facturados a la fecha de cierre, valorizados al cargo tarifario correspondiente a cada grupo de facturación.

u) Gastos de investigación y desarrollo

Los gastos por estudios de proyectos de investigación y desarrollo que no se materializan en alguna obra, se debitan directamente a resultados en el período. En caso contrario, forman parte del costo de la obra correspondiente.

v) Estado de flujo de efectivo

La Sociedad y sus filiales consideran como efectivo y efectivo equivalente, los saldos mantenidos en cuentas corrientes bancarias sin restricción, depósitos a plazo, valores negociables y pactos, cuyo rescate se hará efectivo antes de 90 días desde la fecha de colocación y que no tienen riesgo de pérdida significativa a la fecha de rescate.

Dentro del flujo originado por actividades de la operación, se incluyen los ingresos y gastos propios del giro de la Sociedad y sus filiales, además de todos los ingresos y gastos que se clasifican como fuera de la explotación en el estado de resultados



Inversiones Aguas Metropolitanas S.A.
Consolidado

3.- Cambios contables

Durante el ejercicio 2007 las filiales efectuaron los siguientes cambios de estimación contable:

a).- Las Filiales Aguas Andinas S.A., Aguas Cordillera S.A. y Aguas Los Dominicos S.A. mantienen con sus trabajadores contratos colectivos, en los cuales se establece que la indemnización corresponderá a la que indica el código del trabajo y una indemnización adicional si ellos acceden a la jubilación, estando contratados por la Sociedad.

Para el cálculo de esta indemnización adicional, las empresas efectuan el cálculo a valor actual de dichas obligaciones mediante la metodología del costo devengado para aquellos que son parte del contrato colectivo y que se estima estarán en la empresa a la fecha de su jubilación. La tasa aplicada para este cálculo ha sido modificada desde un 4,8% a diciembre de 2006 a un 4,1% a diciembre del presente, de acuerdo a estudio efectuado por la empresa.

El efecto de dicho cambio en resultados del ejercicio 2007 asciende a un mayor cargo por M$68.875.

b).- Las Filiales Aguas Andinas S.A. y Aguas Cordillera S.A. han pactado pagos diferidos, por las deuda vencidas de los clientes, a través de convenios de pago, las cuales se hacen exigible al vencimiento de cada una de sus cuotas. La deuda con convenios de pagos se clasifica como "social", en el caso de convenios especiales con clientes de menor nivel socioeconómico y como "no social" el resto de los convenios de pago. Durante el año 2007 se aumentó la provisión de convenios calificados como no sociales de un 20 % a un 100%, en el caso de los convenios sociales, se aumenta el porcentaje de incobrabilidad de la deuda de un 40% a un 55% provisionando el restante 45% como rebaja comercial. En ambos casos debido a la baja recuperabilidad de las deudas verificada en el último año.

Las Filiales Aguas Los Dominicos S.A, y Aguas Manquehue S.A. han pactado pagos diferidos, por las deuda vencidas de los clientes, a través de convenios de pago, las cuales se hacen exigible al vencimiento de cada una de sus cuotas. Durante el año 2007 se aumentó la provisión de un 20% a un 100%, debido a la baja recuperabilidad de las deudas verificada en el último año.

El efecto de dicho cambio en resultado del ejercicio 2007 asciende a un mayor cargo por M$ 2.761.344.

Durante los ejer☐

4.-Valores Negociables

El rubro valores negociables se presenta al cierre de los estados financieros, según el siguiente detalle:

Institución	Fondos	Valor cuota	2007 M$
Scotiabank	Clipper serie B	19.739,0891	4.738.955
BCI	Competitivo Gamma	1.096,4868	5.640.419
Total valores negociables			**10.379.374**

Inversiones Aguas Metropolitanas S.A.
Consolidado

Instrumentos	Valor contable	
	2007 M$	2006
Cuotas de fondos mutuos	10.379.374	589.060
Total Valores Negociables	10.379.374	589.060

5.-Deudores Corto plazo y Largo plazo
Los deudores por ventas, corresponden a la facturación por consumos de agua potable, servicios de alcantarillado, tratamiento de aguas servidas y otros servicios anexos con saldos clasificados en el corto plazo y largo plazo de las filiales Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Dominicos S.A. y Aguas Manquehue S.A.

El saldo de los deudores por ventas incluye una provisión de ingresos devengados al 31 de diciembre 2007 y 2006 ascendente a M$13.677.484 y $15.015.143 respectivamente, los cuales corresponden a consumos no facturados al cierre de cada período.

Asimismo, el saldo de los deudores al 31 de diciembre 2007 se divide para Aguas Andinas S.A. en Residenciales 80,65%, Comerciales 16,71%, Industriales y otros en 2,64%, en tanto que a diciembre 2006 se divide en Residenciales 80,40%, Comerciales 16,43%, Industriales y otros 3,17%.

Para Aguas Cordillera S.A. se divide en Residenciales 81,81%, Comerciales 17,99%, Industriales y otros en 0,20%, en tanto que a diciembre 2006 se divide en Residenciales 81,48%, Comerciales 18,25%, Industriales y otros 0,27%.

Para Aguas Los Dominicos S.A. se divide en residenciales 88,88%, Comerciales 11,11%, Industriales y otros en 0,01%, en tanto que a diciembre de 2006 se divide en Residenciales 88,43%, Comerciales 11,53%, Industriales y otros 0,04%.

Para Aguas Manquehue S.A. se divide en residenciales 71,53%, Comerciales 28,36%, Industriales y otros en 0,11% en tanto que a diciembre de 2006 se divide en Residenciales 71,10%, Comerciales 28,47%, Industriales y otros en 0,43%.

Se han constituido provisiones que afectan la cuenta deudores y que corresponden a los siguientes tópicos:

a) Provisión deudores incobrables, la que está explicada en nota 2 i), cuyos montos provisionados ascienden a M$15.167.199 y M$12.967.418 al 31 de diciembre de 2007 y 2006 respectivamente. El cargo a resultado por este concepto durante los ejercicios 2007 y 2006 asciende a M$3.119.314 y M$997.812, respectivamente. Al 31 de diciembre de 2007 y 2006 se han castigado deudas por M$137.375 y M$230.853, respectivamente.

b) Provisión descuento comercial, este concepto corresponde a convenios de pago de deudas, suscritos con los clientes de Aguas Andinas S.A. y Aguas Cordillera S.A., por los cuales podrán acceder a un descuento comercial en el evento que cumplan en un 100% de lo pactado. Se han efectuado descuentos comerciales por M$26.780 y M$0 en los periodos 2007 y 2006, respectivamente. La provisión para estas cuentas asciende a M$3.755.528 y el cargo a resultado es de M$953.336 al 31 de diciembre de 2007, en tanto a diciembre de 2006 ascendían a M$3.034.971 y el cargo a resultado fue de M$517.999.

En el rubro documentos por cobrar, se presentan principalmente pagarés aceptados por clientes producto de convenios suscritos con urbanizadores.

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El saldo que se presenta en el rubro deudores varios corto plazo al 31 de diciembre de 2007 y 2006, corresponde principalmente a convenios por recaudaciones mediante tarjetas de créditos y cuentas por cobrar al personal.
El monto principal que compone los deudores de largo plazo, corresponde a convenios suscritos con urbanizadores y anticipos de indemnización, tal como se indica en nota 2 r) y deudores por venta netos de su correspondiente provisión.

	Circulantes							Largo Plazo	
	Hasta 90 días		Más de 90 hasta 1 año		Subtotal	Total Circulante (neto)		2007	2006
	2007 M$	2006 M$	2007 M$	2006 M$	2007 M$	2007 M$	2006 M$	M$	M$
Deudores por ventas	50.708.875	45.473.199	3.430.503	3.404.349	54.139.378	48.493.065	46.078.165	945.265	965.225
Est. deud. incobrables	-	-	-	-	5.646.313	-	-	-	-
Doctos. por cobrar	1.593.810	2.821.920	616.725	1.315.247	2.210.535	1.724.461	3.836.920	334.209	333.772
Est. deud. incobrables	-	-	-	-	486.074	-	-	-	-
Deudores varios	290.738	158.170	106.590	88.867	397.328	371.915	205.818	8.574.477	7.980.620
Est. deud. incobrables	-	-	-	-	25.413	-	-	-	-
Total deudores largo plazo								9.853.951	9.279.617

6.- Saldos y transacciones con entidades relacionadas

Cuentas por cobrar

R.U.T.	Sociedad	Corto Plazo	
		2007 M$	2006 M$
59.066.560-6	Degrémont S.A. Agencia en Chile	14.858	40.264
96.864.190-5	Brisaguas S.A.	1.172	482
77.030.800-3	Constructora ACSA Ltda.	637	684
59.094.680-k	Aguas de Levante S.A.	2.067	2.220
77.329.730-4	Inversiones Aguas del Gran Santiago Ltda.	163.195	-
76.938.110-4	Empresa Depuradora de Aguas Servidas Ltda.	66.683	-
Totales		**248.612**	**43.650**

La cuenta por cobrar a Inversiones Aguas del Gran Santiago Ltda. en 2007, corresponde a reembolso de gastos, con vencimiento a 30 días sin intereses.
Las cuentas por cobrar a Degrémont S.A. Agencia en Chile y Brisaguas S.A., corresponden a contratos por servicios de laboratorio de análisis químico y bactereológico a 30 días sin intereses.
La cuenta por cobrar a Constructora Acsa Ltda. y Aguas de Levante S.A., corresponde a venta de materiales a 30 días plazo, sin intereses.
La cuenta por cobrar a Empresa Depuradora de Aguas Servidas Ltda., corresponde a venta de insumos y repuestos, por los cuales nos adeudan un saldo, con vencimiento al 31 de enero de 2008.

Inversiones Aguas Metropolitanas S.A.
Consolidado

Cuentas por pagar

R.U.T.	Sociedad	Corto Plazo	
		2007 M$	2006 M$
59.046.220-9	Sociedad Gral. Aguas de Barcelona S.A.	-	997.745
59.066.560-6	Degrémont S.A. Agencia en Chile	588.933	683.515
59.094.680-k	Aguas de Levante S.A.	55.425	75.222
59.096.940-0	ACSA AGBAR Construcción S.A.	65.388	-
96.864.190-5	Brisaguas S.A.	17.853	16.373
59.109.940-k	Norcontrol S.A. Agencia en Chile	-	3.182
96.847.530-4	Omnilogic Telecomunicaciones Chile	5.343	5.738
76.938.110-4	Empresa Depuradora de Aguas Servidas Ltda.	1.771.827	-
59.127.140-7	AGBAR Servicios Compartidos S.A.	665	-
Totales		**2.505.434**	**1.781.775**

La cuenta por pagar a Sociedad General Aguas de Barcelona S.A. en 2006, correspondía a un contrato en Euros de prestación de servicios desde el año 2001, el cual tenía una duración de 5 años con facturaciones mensuales, terminados en diciembre de 2006, con vencimiento a 63 días sin interés.

Con Degrémont S.A. Agencia en Chile, existia un contrato por servicio de operación de la Planta de Tratamiento de Aguas Servidas La Farfana, su facturación es a mes vencido y se pagaba el último día del mes siguiente al que corresponde el estado de pago. El saldo pendiente corresponde a la retención que se pagará una vez terminada la relación contractual (cumplidas todas las obligaciones contractuales).

Con Aguas de Levante S.A. existe contrato por compra de materiales, su forma de pago es a 30 días plazo.

La deuda con Acsa Agbar Construcción S.A., corresponde a una retención estipulada en contrato por renovación de Tuberías.

La deuda con Brisaguas S.A., corresponde a recaudaciones por pagar, según contrato.

La deuda con Norcontrol S.A. Agencia en Chile, correspondía a servicios de control de calidad, su pago es a 30 días, no obstante Norcontrol S.A. dejó de ser una empresa relacionada a partir del año 2007.

La deuda con Omnilogic Telecomunicaciones Chile corresponde a servicios de mantención para redes de radiocomunicación y transmisión, su pago es a 30 días.

Inversiones Aguas Metropolitanas S.A.
Consolidado

Con la Empresa Depuradora de Aguas Servidas Ltda. (EDAS), existe un contrato por la operación y mantención de la Planta de Tratamiento de Aguas Servidas La Farfana, su facturación es a mes vencido, y se paga a 30 días de la aprobación del estado de pago.

La deuda con Agbar Servicios Compartidos S.A., corresponde a compra de tuberías, su forma de pago es a 60 días plazo.

El criterio de materialidad para informar las transacciones con entidades relacionadas es de M$100.000.

Saldos y Transacciones con entidades relacionadas (Transacciones)

RUT	Taxpayer ID	Naturaleza de la relación	Descripción de la transacción	Monto M$	Efecto en resultados (cargo/abono) M$	2006 Monto M$	2006 Efecto en resultados (cargo/abono) M$
Degremont S.A. Agencia en Chile	59.066.560-6	Relacionada	Compra de materiales	210.350	(210.350)	-	-
Degremont S.A. Agencia en Chile	59.066.560-6	Relacionada	Operacion planta	7.723.207	(7.723.207)	4.618.044	(4.618.044)
Degremont S.A. Agencia en Chile	59.066.560-6	Relacionada	Servicios	122.889	-	-	-
Degrémont S.A. Agencia en Chile	59.066.560-6	Relacionada	Pago deuda construccion planta	-	-	1.641.460	-
Empresa Depuradora de Aguas Servidas Ltda.	76.938.110-4	Relacionada	Operacion planta	2.526.150	(2.526.150)	-	-
Empresa Depuradora de Aguas Servidas Ltda.	76.938.110-4	Relacionada	Venta de materiales	169.454	169.454	-	-
Degrémont Ltda.	77.441.870-9	Relacionada	Automatización carguío lodos	1.419.673	-	833.421	-
CORFO	60.706.000-2	Relacionada	Dividendos pagados	33.003.820	-	31.298.274	-
Soc. Gral. Aguas de Barcelona S.A.	59.046.220-9	Relacionada	Asesorías recibidas	-	-	2.765.662	(2.765.662)
Suez Lyonnaise Des Eaux	00.000.001-9	Relacionada	Asesorías recibidas	-	-	379.152	(379.152)
Inversiones Aguas del Gran Santiago Ltda.	77.329.730-4	Matriz	Reparto de capital pagado	11.541.236	-	20.430.920	-
Inversiones Aguas del Gran Santiago Ltda.	77.329.730-4	Matriz	Distribución de dividendos	13.026.277	-	12.222.966	-
Aguas de Levante S.A.	59.094.680-K	Relacionada	Compra de materiales	485.265	(485.265)	1.404.651	(1.337.025)

Inversiones Aguas Metropolitanas S.A.
Consolidado

7.- Impuestos diferidos e impuesto a la renta

Al 31 de diciembre de 2007 y 2006, el detalle de la renta líquida imponible y otros conceptos se desglosan como sigue:

	2007 M$	2006 M$
a) Renta Líquida imponible	122.399.782	110.548.417
b) Saldo Fondo Ultilidades Tributarias	136.355.572	111.173.241
c) Crédito del 15% para los Accionistas	122.428	266.275
Crédito del 16% para los Accionistas	352.927	310.498
Crédito del 16,5% para los Accionistas	740.846	873.627
Crédito del 17% para los Accionistas	16.220.957	17.288.692
d) Pérdida Tributaria (*)	-	(75.437)

(*) Las pérdidas tributarias corresponden a la Matriz y su filial Aguas Cordillera S.A. (Ex Comercial Orbi II S.A.).

Producto de la fusión por absorción de la filial Aguas Cordillera S.A. (R.U.T. 80.311.300-9), se generó un impuesto diferido por el reconocimiento del Goodwill tributario, el cual se imputó contra patrimonio. Lo anterior debido a que la transacción descrita se registró de acuerdo a lo establecido en el Boletín Técnico N°72 del Colegio de Contadores de Chile A.G., combinaciones de empresas bajo control común en base a la metodología de la unificación de intereses.

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e) El detalle de los impuestos diferidos para 2007 y 2006 se presenta a continuación:

Impuestos Diferidos

Conceptos	2007				2006			
	Impuesto diferido activo		Impuesto diferido pasivo		Impuesto diferido activo		Impuesto diferido pasivo	
	Corto plazo M$	Largo plazo M$	Corto plazo M$	Largo plazo M$	Corto plazo M$	Largo plazo M$	Corto plazo M$	Largo plazo M$
Diferencias temporarias								
Provisión cuentas incobrables	1.046.827	1.531.631	-	-	533.946	1.670.517	-	-
Ingresos Anticipados	131.523	22.684	-	-	322.911	26.560	-	-
Provisión de vacaciones	151.636	106.965	-	-	162.474	114.335	-	-
Activos en leasing	-	-	64.360	42.352	-	-	47.244	55.767
Depreciación Activo Fijo	-	590.557	-	6.225.570	-	487.454	-	5.852.115
Indemnización años de servicio	105.476	507.363	-	-	29.806	169.184	-	-
Otros eventos	5.119	945.918	333	39.865		737.282	2.693	24.306
Provisión participaciones	5.303	-	-	-	6.457	-	-	-
Materiales obsoletos	12.704	-	-	-	-	-	-	-
Gastos en inversiones en empresas relacionada	-	-	14.679	235.973	-	-	14.678	263.127
Software	-	-	-	47.571	-	-	-	102.324
Menor valor colocación bonos	-	-	235.459	1.817.563	-	-	242.757	1.992.069
Litigios	11.966	192.281	-	-	14.064	505.733	-	-
Gastos Diferidos	-		26.374	62.352	-	-	23.557	73.342
Derechos de Agua	-	40.801	-	-	-	40.801	-	-
AFR KWH	-	-	-	-	3.239	-	-	-
Provisión pérdida enajenación de activos	20.035	-	-	-	39.058	-	-	-
Provisión convenios de pago	419.391	219.048	-	-	356.989	158.956	-	-
Goodwill	8.542	6.773.945	-	-	-	-	-	-
Transacción Tranque la Dehesa	-	174.376	-	-	-	-	-	-
Otros								
Cuentas complementarias-neto de amortización	-	-	-	(464.206)	-	-	-	(503.236)
Totales	1.918.522	11.105.569	341.205	8.007.040	1.468.944	3.910.822	330.929	7.860.814

Inversiones Aguas Metropolitanas S.A.
Consolidado

Impuesto a la renta

Item	2007 M$	2006 M$
Gasto tributario corriente (provisión impuesto)	(20.807.963)	(18.793.231)
Ajuste gasto tributario (ejercicio anterior)	(4.498)	(36.593)
Efecto por activos o pasivos por impuesto diferido del ejercicio	652.955	(549.125)
Beneficio tributario por perdidas tributarias	-	12.824
Efecto por amortización de cuentas complementarias de activos y pasivos diferidos	(39.030)	(43.192)
Otros cargos o abonos en la cuenta	(48.120)	(40.460)
Totales	**(20.246.656)**	**(19.449.777)**



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8.- Activo Fijo

La composición de este rubro se desglosa como sigue:

Rubro	2007 M$	2006 M$
Terrenos	**38.819.148**	**38.438.934**
Terrenos	38.819.148	38.438.934
Contrucción y obras de infraestructura	**544.491.292**	**535.264.509**
Valor Bruto	1.086.362.319	1.073.555.093
Depreciación acumulada	(541.871.027)	(538.290.584)
Maquinaria y equipos	**57.475.965**	**65.339.994**
Valor Bruto	126.877.875	126.476.767
Depreciación acumulada	(69.401.910)	(61.136.773)
Otros activos fijos	**2.266.601**	**2.865.453**
Valor Bruto	12.665.191	12.641.947
Depreciación acumulada	(10.398.590)	(9.776.494)
Mayor valor retasación técnica, neto:	**4.940.151**	**4.850.146**
Mayor valor retasación técnica terrenos	5.925.794	5.925.794
Mayor valor retas. téc. redes de distribución	1.464.289	1.571.894
Depreciación acumulada	(1.460.242)	(1.567.574)
Menor valor retasación técnica colectores	(399.942)	(399.942)
Depreciación acumulada	295.251	282.996
Menor valor retasación técnica obras civiles	(1.297.788)	(1.368.955)
Depreciación acumulada	449.404	450.164
Menor valor retas. téc. maquinaria y equipos	(466.695)	(472.727)
Depreciación acumulada	430.080	428.496
Total activos fijos neto	**647.993.157**	**646.759.036**

Inversiones Aguas Metropolitanas S.A.
Consolidado

Al 31 de diciembre de 2007 y 2006, el cargo por la depreciación del activo fijo en resultados es el siguiente:

Depreciación en:	2007 M$	2006 M$
Costos de explotación	34.294.218	34.082.418
Gastos de administración y ventas	1.821.117	1.736.452
Totales	**36.115.335**	**35.818.870**

Aguas Andinas S.A. mantiene registrados sesenta y ocho terrenos que fueron traspasados a título gratuito por el Fisco de Chile y se encuentran contabilizados a $1. También existen activos fijos con su vida útil contable agotada, razón por la que se presentan valorizados a $ 1, aún cuando siguen en operación.

Además existen transferencias, que constituyen aportes de terceros, se rigen por la normativa del D.F.L. N°70 del Ministerio de Obras Públicas de 1988 y lo señalado en el Artículo N°36 del respectivo Reglamento del D.S. MINECON N°453 de 1989 las que se encuentran explicadas en Nota 32.

Aguas Cordillera S.A., en virtud al artículo 3ro transitorio del Decreto con Fuerza de Ley N° 382, de 1988, Ley General de Servicios Sanitarios, desincorporó contablemente en el año 1989 los bienes financiados por terceros y los bienes fiscales.

Producto de la aplicación de la citada norma, la Sociedad mantiene un control físico extracontable de dichos bienes y, en consecuencia, el cálculo de la corrección monetaria y la depreciación de estos bienes no afectan de manera alguna sus estados financieros. Debido a que estos bienes forman parte de la infraestructura sanitaria que debe operar y mantener, es que se realiza el citado control extracontable.

Leasing

Para Aguas Andinas S.A., los activos comprados bajo la modalidad de leasing financiero, fueron adquiridos a GTD Telesat S.A. y se registraron en el rubro Otros activos fijos, adquirido mediante contrato, por un período de 48 meses, por un monto ascendente a M$56.166.

Para Aguas Cordillera S.A., los bienes comprados bajo la modalidad leasing financiero, fueron adquiridos a Telectronic S.A. y se registraron en el rubro Otros Activos Fijos, adquirido mediante contrato, por un período de 48 meses, por un monto ascendente a M$18.236.

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9.- Menor y Mayor valor de inversiones

Al 31 de diciembre de 2007 y 2006, los saldos de esta cuenta representan la diferencia al momento de la compra entre el valor pagado y el valor patrimonial proporcional en la Sociedad emisora al momento de su adquisición y se desglosan como sigue:

R.U.T.	Sociedad	2007		2006	
		Monto amortizado en el período M$	Saldo menor valor M$	Monto amortizado en el periodo M$	Saldo menor valor M$
61.808.000-5	Aguas Andinas S.A.	23.093.482	271.348.419	23.076.331	294.441.902
96.809.310-K	Aguas Cordillera S.A.	4.351.720	54.911.679	4.351.975	59.267.209
96.568.220-1	Aguas Los Dominicos S.A.	13.255	-	234	1.198
Total		27.458.457	326.260.098	27.428.540	353.710.309

R.U.T.	Sociedad	2007		2006	
		Monto amortizado en el período M$	Saldo mayor valor M$	Monto amortizado en el periodo M$	Saldo mayor valor M$
89.221.000-4	Aguas Manquehue S.A.	1.109	-	74	1.109
Total		1.109	-	74	1.109

Inversiones Aguas Metropolitanas S.A.
Consolidado

10.- Intangibles

El saldo al 31 de diciembre de 2007 y 2006, corresponde a los desembolsos por compras de intangibles corregidos monetariamente (Nota 2 m).

Rubro	2007 M$	2006 M$
Derechos de agua	22.453.752	22.427.989
Derechos de agua en leasing [1]	579.798	579.798
Servidumbres	16.900.070	16.633.368
Software	9.693.997	9.266.217
Otros derechos [2]	7.395.600	7.395.600
Derechos de Ususfructo [3]	15.793	14.541
Subtotal	**57.039.010**	**56.317.513**
Amortización acumulada derechos de agua	(4.868.270)	(4.299.502)
Amortización acumulada leasing [1]	(56.746)	(41.943)
Amortización acumulada servidumbres	(3.477.271)	(3.056.101)
Amortización acumulada software	(7.987.252)	(7.198.403)
Amortización otros derechos [2]	(1.016.895)	(832.005)
Subtotal	**(17.406.434)**	**(15.427.954)**
Totales intangibles netos	**39.632.576**	**40.889.559**

Amortización del ejercicio registrada en costo de explotación:

Rubro	2007 M$	2006 M$
Derechos de agua	560.835	558.388
Derechos de agua en leasing	14.803	14.803
Servidumbres	421.168	414.279
Software	1.149.831	1.078.124
Otros derechos	184.890	184.890
Totales amortización	**2.331.527**	**2.250.484**

(1) Los derechos de aprovechamiento de agua comprados bajo l□
marzo de 2003.
(2) Corresponden a la compra de los derechos de gratuidad de consumo de agua a la Ilustre Municipalidad de Santiago, los que se amortizan en un plazo de 40 años.
(3) En octubre de 2006 Aguas Andinas S.A. adquirió 1 acción emitida por Aguas Cordillera S.A. en usufructo.

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Aguas Andinas S.A. cuenta con derechos de agua en diversas fuentes naturales, entre las que se destacan Laguna Negra, Laguna Lo Encañado y Quebrada de Ramón. Estos derechos fueron adquiridos a título gratuito y contablemente no se les ha asignado valor.

Por otra parte, la producción de caudales de origen subterráneo se abastece de diversos pozos emplazados en la Región Metropolitana, para cuya operación las Filiales cuentan con las concesiones de derechos de agua que le fueran otorgadas a título gratuito, por la Dirección General de Aguas dependiente del Ministerio de Obras Públicas.

11.- Otros activos

El detalle de este rubro es el siguiente:

Rubro	2007 M$	2006 M$
Menor valor colocación de Bonos y gastos de emisión	10.691.548	11.718.053
Anticipos compra Activos fijos e Intangibles	3.062.543	1.086.913
Gastos Anticipados	1.230.351	1.232.836
Devolución aportes reembolsables KW/H	309.566	281.773
Bienes fuera de la operación	349.235	1.025.368
Otros	330.046	220.866
Totales	**15.973.289**	**15.565.809**

Inversiones Aguas Metropolitanas S.A.
Consolidado

12.- Obligaciones con bancos e instituciones financieras a corto plazo

Se presentan en este rubro las cuentas de préstamos que vencen en los próximos 12 meses y la provisión de intereses devengados por préstamos con bancos clasificados en el corto plazo:

Corto Plazo

R.U.T.	Banco o Institución Financiera	$ No Reajustables 2007 M$	$ No Reajustables 2006 M$	Totales 2007 M$	Totales 2006 M$
97.004.000-5	Banco de Chile	-	1.974.812	-	1.974.812
97.032.000-8	Banco BBVA	-	8.290.013	-	8.290.013
97.023.000-9	Banco Corpbanca	798	4.799.721	798	4.799.721
97.006.000-6	Banco BCI	-	4.301.606	-	4.301.606
Totales		798	19.366.152	798	19.366.152
Monto capital adeudado		-	19.301.448	-	19.301.448

Tasa de interés promedio anual 0,54%

Largo Plazo

R.U.T.	Banco o Institución Financiera	$ No Reajustables 2007 M$	$ No Reajustables 2006 M$	Totales 2007 M$	Totales 2006 M$
97.004.000-5	Banco de Chile	254.885	2.086.853	254.885	2.086.853
97.036.000-K	Banco Santander Santiago	497.250	4.471.629	497.250	4.471.629
97.032.000-8	Banco BBVA	786.500	8.818.266	786.500	8.818.266
97.023.000-9	Banco Corpbanca	425.950	-	425.950	-
Totales		1.964.585	15.376.748	1.964.585	15.376.748
Monto capital adeudado		-	15.086.120	-	15.086.120

Tasa de interés promedio anual 7,00% 6,72%

Porcentaje obligaciones moneda nacional 100%

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13.- Obligaciones bancos e instituciones financieras largo plazo

Se presentan en este rubro los préstamos con bancos clasificados en el largo plazo.

R.U.T	Banco o Institución Financiera	Años de Vencimiento				Fecha cierre Período actual		Fecha cierre Período anterior
		Moneda índice de reajuste	Más de 2 hasta 3 M$	Más de 3 hasta 5 M$	Más de 5 hasta 10 M$	Total largo plazo al cierre de los Estados Financieros	Tasa interés anual promedio	Total largo plazo al cierre de los Estados Financieros
97.004.000-5	Banco de Chile	$ No reajustables	1.482.000	3.078.000	6.840.000	11.400.000	7,02%	10.203.000
97.036.000-K	Banco Santander - Santiago	$ No reajustables	2.652.000	5.508.000	12.240.000	20.400.000	7,02%	17.527.680
97.032.000-8	Banco BBVA	$ No reajustables	4.194.667	8.712.000	19.360.000	32.266.667	7,02%	25.990.800
97.023.000-9	Banco Corpbanca	$ No reajustables	2.600.000	5.400.000	12.000.000	20.000.000	6,93%	-
Totales			10.928.667	22.698.000	50.440.000	84.066.667	-	53.721.480

Porcentaje obligación moneda nacional 100%

14.- Obligaciones con el público corto y largo plazo (pagarés y bonos)

Se presentan en este rubro los saldos que se adeudan al público por concepto de las emisiones de bonos efectuadas por la Filial Aguas Andinas S.A., en los meses de septiembre de 2001, diciembre de 2002, diciembre 2005 y enero 2006 en el mercado nacional.

En Septiembre de 2001 se emitió, la serie de bonos B por U.F. 1,8 millones a 21 años plazo con amortización a partir de 2008.

Con fecha 10 de octubre de 2002, la Superintendencia de Valores y Seguros, certificó la inscripción de Bonos, por un monto de hasta U.F. 10 millones. Con cargo a esta línea se emitieron los bonos Serie C cuyo valor nominal fue de U.F.4,2 millones y la emisión de la Serie D cuyo valor nominal fue por U.F. 5,8 millones.

En diciembre de 2002 se efectuó colocación de los bonos Serie C por U.F. 4,0 millones, que se amortiza en forma semestral a contar de junio de 2005 hasta diciembre 2010.

Con fecha 09 de diciembre de 2005 se inscribió en la Superintendencia de Valores y Seguros una nueva emisión de bonos (serie F), sobre la línea inscrita en esa Superintendencia bajo el registro N° 305 de fecha 10 de octubre de 2002, por un valor de U.F. 5,0 millones, la cual tuvo por objeto financiar el rescate anticipado de los bonos Serie D y otros refinanciamientos de Aguas Andinas S.A., en enero de 2006. La amortización es semestral a contar del 01 de junio de 2008 hasta el 01 de diciembre de 2026.

Inversiones Aguas Metropolitanas S.A.
Consolidado

Con fecha 23 de diciembre de 2005 se colocó Serie E por un valor de U.F. 1,65 millones, cuya amortización es en junio de 2012.

Los correspondientes intereses devengados se clasifican en el pasivo de corto plazo.
Las emisiones
El resumen de estas obligaciones al cierre de cada ejercicio es el siguiente:

N° de inscripción o identificación del instrumento	Serie	Monto nominal colocado vigente	Unidad de reajuste del bono	Tasa de interés %	Plazo final	Periodicidad		Valor par		Colocación en Chile o en el extranjero
						Pago de interesés	Pago de amortización	2007 M$	2006 M$	
Bonos largo plazo - porción corto plazo										
266	BEMOS B1	4.516	UF	6,25%	01/09/2022	Semestre	Semestre	370.444	282.841	Nacional
266	BEMOS B2	7.097	UF	6,25%	01/09/2022	Semestre	Semestre	582.128	444.464	Nacional
305	BAGUA C1	166.667	UF	4,25%	01/12/2010	Semestre	Semestre	3.304.833	3.328.229	Nacional
305	BAGUA C2	500.000	UF	4,25%	01/12/2010	Semestre	Semestre	9.914.492	9.984.681	Nacional
305	BAGUA E	-	UF	4,0%	01/06/2012	Semestre	Vcto	106.867	107.252	Nacional
305	BAGUA F	263.158	UF	4,15%	01/06/2026	Semestre	Semestre	5.499.718	337.066	Nacional
Totales porción corto plazo								19.778.482	14.484.533	

266	BEMOS B1	695.484	UF	6,25%	01/09/2022	Semestre	Semestre	13.647.246	13.785.290	Nacional
266	BEMOS B2	1.092.903	UF	6,25%	02/09/2022	Semestre	Semestre	21.445.664	21.662.599	Nacional
305	BAGUA C1	333.333	UF	4,25%	01/12/2010	Semestre	Semestre	6.540.874	9.846.629	Nacional
305	BAGUA C2	1.000.000	UF	4,25%	01/12/2010	Semestre	Semestre	19.622.662	29.539.906	Nacional
305	BAGUA E	1.650.000	UF	4,0%	01/06/2012	Semestre	Vcto	32.377.389	32.493.898	Nacional
305	BAGUA F	4.736.842	UF	4,15%	01/12/2026	Semestre	Semestre	92.949.440	98.466.361	Nacional
Totales largo plazo								186.583.275	205.794.683	

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15.- Provisiones y Castigos

El detalle de las provisiones al 31 de diciembre de 2007 y 2006 es el siguiente:

	Pasivo circulante		Pasivo largo plazo	
	2007 M$	2006 M$	2007 M$	2006 M$
Servicios devengados	11.417.522	12.161.000	-	-
Gratificación [1] y participación	3.015.763	2.718.949	-	-
Indem. por años de serv. (Nota 16)	1.579.213	1.033.992	10.906.836	9.550.482
Vacaciones devengadas	1.521.181	1.628.287	-	-
Litigios en proceso de resolución	1.201.461	1.328.485	-	-
Prov. pérdida en enajenación Activos	117.852	229.752	-	-
Proyectos desechados (Pta de Aguila)	162.377	174.393	-	-
Otros beneficios al personal	50.288	9.123	-	-
Transacción tranque La Dehesa [2]	-	-	1.025.741	-
Otros	11.496	33.706	30.776	41.822
Totales	**19.077.153**	**19.322.687**	**11.963.353**	**9.592.304**

(1) En Aguas Andinas S.A. se presentan netos de anticipos pagados durante los períodos terminados al 31 de diciembre 2007 y 2006 por M$1.072.118 y M$954.518, respectivamente.

(2) Corresponde a transacción de fecha 10 de julio de 2007, suscrita en la Notaria de doña María Gloria Acharan Toledo, entre Aguas Cordillera S.A. y urbanizadores, en la cual se asume que en la eventualidad que en el futuro Aguas Cordillera S.A. desafecte y venda los terrenos que les fueron transferidos, deberá pagar a lo menos UF 52.273,29. Dicho monto será imputado a la deuda por cobrar existente con los urbanizadores.

Los montos por castigos se revelan en Nota N°5 (Deudores corto y largo plazo).

Inversiones Aguas Metropolitanas S.A.
Consolidado

16.- Indemnización al personal por años de servicio

Al 31 de diciem□
plazo), presentó el siguiente movimiento:

	2007 M$	2006 M$
Saldo inicial	9.855.190	9.606.220
Incremento de provisión	2.603.107	1.644.122
Pagos del ejercicio	(590.314)	(922.884)
Corrección monetaria	618.066	257.016
Totales	**12.486.049**	**10.584.474**

La indemnización por años de servicio ha sido calculada de acuerdo a lo señalado en Nota 2 r).

El cargo a resultado por estos conceptos, incluídas las indemnizaciones relacionadas con el artículo 161 del Código del Trabajo, ascienden al 31 de diciembre 2007 y 2006 a M$3.043.354 y M$1.732.754, respectivamente.

El incremento se produce por un cambio de la tasa de descuento de un 4,8% a un 4,1%, el efecto en resultado de este cambio ascendió a M$ 68.875.
Durante el año 2007, se provisionó un programa de retiro voluntario, que incluye a 39 personas, su efecto en resultado fue de M$ 1.126.689.

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17.- Interés minoritario

A continuación, se presenta la proporción que pertenece al interés minoritario:

Nombre	Porcentaje de Interés Minoritario		Interés Minoritario en Patrimonio	
	2007 %	2006 %	2007 M$	2006 M$
Aguas Andinas S.A.	49,89766	49,89766	215.965.989	209.539.424
Aguas Los Dominicos S.A.	0,00000	0,01292	-	1.000
Aguas Cordillera S.A.	0,00997	0,00997	11.550	9.619
Totales			**215.977.539**	**209.550.043**

Nombre	Porcentaje de Interés Minoritario		Interés Minoritario en Resultados	
	2007 %	2006 %	2007 M$	2006 M$
Aguas Andinas S.A.	49,89766	49,89766	(48.430.169)	(45.011.642)
Aguas Los Dominicos S.A.	0,00000	0,01292	-	(131)
Aguas Cordillera S.A.	0,00997	0,00997	(1.632)	(336)
Total			**(48.431.801)**	**(45.012.109)**

En noviembre de 2007, Aguas Cordillera S.A., adquiere 2 acciones de su filial Aguas Los Dominicos S.A., equivalentes al 0,00259% del total de las acciones emitidas.
En diciembre de 2007, Aguas Cordillera S.A., adquiere 7 acciones de su filial Aguas Los Dominicos S.A., equivalentes al 0,00904% del total de las acciones emitidas.
En Diciembre de 2007, Gestion y Servicios S.A., adquiere 1 acción de Aguas Los Dominicos S.A. equivalente al 0.00129% del total de las acciones emitidas.

Inversiones Aguas Metropolitanas S.A.
Consolidado

18.- Cambios en el patrimonio

De acuerdo a lo establecido en el artículo N°10 de la Ley 18.046, sobre Sociedades Anónimas, se ha incorporado al capital pagado, el monto proporcional correspondiente a la revalorización de dicho capital quedando este representado al 31 de diciembre de 2007 por 1.000.000.000 acciones suscritas y pagadas.

Las variaciones experimentadas en el patrimonio de la Sociedad durante los ejercicios 2007 y 2006 son las siguientes:

En junta ordinaria de accionistas de fecha 24 de abril de 2007 se acordó lo siguiente:

Distribuir utilidades por M$8.845.300. Dicho monto se distribuyó en dinero y según el porcentaje de participación a sus accionistas.

En junta extraordinaria de accionistas de fecha 24 de abril de 2007 se acordó lo siguiente:

Disminuir el capital social en M$19.512.800. Formalizada mediante escritura de modificación de capital de fecha 28 de mayo de 2007, su pago fue efectuado el 25 de julio de 2007.

En sesión de Directorio celebrada con fecha 26 de septiembre de 2007 se acordó lo siguiente:

Distribuir M$14.530.000 a cuenta de las utilidades del año 2007, en calidad de dividendo provisorio. Dicho monto se distribuirá en dinero y según el porcentaje de participación a sus accionistas.

En junta ordinaria de accionistas de fecha 27 de abril de 2006 se acordó lo siguiente:

Distribuir utilidades por M$5.974.400 (Histórico). Dicho monto se distribuyó en dinero y según el porcentaje de participación a sus accionistas.

En junta extraordinaria de accionistas de fecha 27 de abril de 2006 se acordó lo siguiente:

Disminuir el capital social en M$33.609.900 (Histórico). Formalizada mediante escritura de modificación de capital de fecha 10 de mayo de 2006. El monto de la disminución se distribuyó en dinero y según el porcentaje de participación de sus accionistas.

En sesión de Directorio celebrada con fecha 27 de septiembre de 2006 se acordó lo siguiente:

Distribuir M$14.133.000 (Histórico) a cuenta de utilidades del año 2006, en calidad de dividendo provisorio. Dicho monto se distribuyó en dinero y según el porcentaje de participación a sus accionistas.

Otras reservas:
Según lo establecido en el Boletín Técnico N°72 del Colegio de Contadores de Chile A.G. párrafo 29, combinación de empresas bajo control común en base a la metodología de unificación de intereses, se registró en Otras reservas, las variaciones patrimoniales que se produjeron en la filial Aguas Andinas S.A. originadas por el aumento en las inversiones que tuvo Aguas Andinas S.A. por las compras de acciones de Gestión y Servicios S.A., Aguas Cordillera S.A. (Ex-Comercial ORBI II S.A.) y Aguas Manquehue S.A., por otra parte se redujo la participación en Aguas Cordillera S.A. por la enajenación del 100% de las acciones.

Inversiones Aguas Metropolitanas S.A.
Consolidado

Con fecha 31 de agosto de 2007, se produjo la disolución de Aguas Cordillera S.A., por reunión de todas las acciones en manos de Aguas Cordillera S.A. (ex Comercial Orbi II S.A.). El 1° de septiembre de 2007 se realizó la fusión de estas dos empresas, de acuerdo a lo establecido en el Boletín Técnico N°72 del Colegio de Contadores de Chile A.G., combinación de empresas bajo control común, en base a la metodología unifición de intereses, registrándose en patrimonio M$6.725.927, de los cuales Aguas Andinas S.A. reconoció el 99,99003% en el ítem Otras Reservas, equivalente a la participación que tiene en Aguas Cordillera S.A., por lo anterior Inversiones Aguas Metropolitanas S.A. registró en Otras Reservas las variaciones patrimoniales que se produjeron en la filial Aguas Andinas S.A.

2007 Rubro	Capital pagado M$	Otras reservas M$	Resultados Acumulados M$	Dividendos provisorios M$	Resultado del ejercicio M$
Saldo inicial	461.826.633	3.028	303.944	(14.076.468)	22.617.984
Distribución resultado ejercicio anterior	-	-	8.541.516	14.076.468	(22.617.984)
Dividendo definitivo ejercicio anterior	-	-	(8.845.300)	-	-
Disminución de capital	(19.512.800)	-	-	-	-
Reserva boletín técnico N° 72	-	3.369.511	-	-	-
Revalorización capital propio	32.867.813	74.354	61.929	(319.660)	-
Resultado del ejercicio	-	-	-	-	24.531.649
Dividendos provisorios	-	-	-	(14.530.000)	-
Saldos Finales	**475.181.646**	**3.446.893**	**62.089**	**(14.849.660)**	**24.531.649**

2006 Rubro	Capital pagado M$	Otras reservas M$	Resultados Acumulados M$	Dividendos provisorios M$	Resultado del ejercicio M$
Saldo inicial	485.871.812	-	285.884	(11.129.475)	17.103.981
Distribución resultado ejercicio anterior	-	-	5.974.506	11.129.475	(17.103.981)
Dividendo definitivo ejercicio anterior	-	-	(5.974.400)	-	-
Capitalización reservas y/o utilidades	-	-	-	-	-
Disminución de capital	(33.609.900)	-	-	-	-
Reserva boletín técnico N° 72	-	3.028	-	-	-
Revalorización capital propio	9.564.721	-	17.954	56.532	-
Resultado del ejercicio	-	-	-	-	22.617.984
Dividendos provisorios	-	-	-	(14.133.000)	-
Saldos finales	**461.826.633**	**3.028**	**303.944**	**(14.076.468)**	**22.617.984**
Saldos actualizados	**496.001.804**	**3.252**	**326.436**	**(15.118.127)**	**24.291.715**

Inversiones Aguas Metropolitanas S.A.
Consolidado

Número de Acciones

Serie	N° Acciones suscritas	N° Acciones pagadas	N° Acciones con derecho a voto
ÚNICA	1.000.000.000	1.000.000.000	1.000.000.000

Capital (monto - M$)

Serie	Capital suscrito	Capital pagado
ÚNICA	475.181.646	475.181.646



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19.- Otros ingresos y egresos fuera de la explotación.

El detalle de los otros ingresos y egresos fuera de la explotación al 31 de diciembre de 2007 y 2006, es el siguiente:

	2007 M$	2006 M$
Otros Ingresos fuera de explotación		
Ingresos por convenios y otros [1]	1.253.640	1.691.052
Servicios a terceros [2]	1.411.702	1.709.334
Venta de activos fijos [3]	3.464.665	1.265.138
Multa e indemnizaciones de proveedores y contratistas	944.722	685.826
Servicios a clientes	269.242	336.081
Arriendo de inmuebles	247.459	257.663
Reconocimiento de obligaciones vencidas	100.255	113.954
Indemnizaciones perjuicio	-	116.127
Venta de materiales	158.066	88.539
Devolución de seguro	71.809	75.500
Utilidad en venta de acciones [4]	-	1.674.116
Utilidad por contrato derivado	11.844	-
Otros	332.915	150.953
Totales	**8.266.319**	**8.164.283**
Otros Egresos fuera de explotación		
Donaciones	224.566	154.767
Proyectos desechados y estudios	659.216	820.432
Mermas de activos	10.195	800.583
Incobrables convenio desarrollo inmobiliario	9.077	137.892
Multas	64	5.659
Gastos judiciales	29.631	46.326
Costos servicios a terceros	8.953	-
Pérdida por contrato derivado	-	90.323
Asesorias por venta de acciones	-	79.777
Otros	62.048	51.873
Totales	**1.003.750**	**2.187.632**

(1) Corresponden principalmente a convenios suscritos con urbanizadores, que tienen como contrapartida la obligación de las filiales Aguas Andinas S.A., Aguas Cordillera S.A. y Aguas Manquehue S.A. de in□

(2) El rubro servicios a terceros, corresponde a otros servicios anexos a la operación propia del giro, principalmente servicios de ingeniería.

(3) Incluye ingreso correspondiente a expropiación de terreno.

(4) Durante el mes de abril de 2006, se procedió a vender la cantidad de 67.308.616 acciones que la Sociedad mantenía en Aguas Andinas S.A. a terceros. El monto de la venta ascendió a M13.079.544 y la utilidad que se generó fue de M$1.674.116.

Inversiones Aguas Metropolitanas S.A.
Consolidado

20.- Corrección Monetaria

El detalle de la corrección monetaria calculada de acuerdo a lo señalado en Nota 2 e), es el siguiente:

	Índice de reajustabilidad	2007 M$	2006 M$
Activos			
Existencias	IPC	187.639	103.094
Activo fijo	IPC	45.493.170	13.347.744
Menor valor de inversiones	IPC	24.370.757	7.959.758
Otros activos monetarios	IPC	1.141.377	295.352
Intangibles	IPC	2.721.173	828.256
Otros activos no monetarios	IPC	1.641.315	467.889
Otros activos monetarios	UF	988.092	131.584
Otros activos no monetarios	UF	11.714	83.729
Cuentas de gastos y costos	IPC	4.574.779	1.000.792
Total abonos		**81.130.016**	**24.218.198**
Pasivo			
Patrimonio	IPC	(32.684.436)	(10.352.508)
Interés minoritario	IPC	(12.290.460)	(3.817.953)
Obligaciones con el público (Bonos)	UF	(11.661.579)	(4.504.185)
Documentos por pagar	UF	(1.184.449)	(316.471)
Obligaciones con bancos	UF	-	(2.188)
Pasivos monetarios	UF	(3.878.993)	(298.023)
Pasivos monetarios	IPC	(1.234.673)	(346.448)
Pasivos no monetarios	IPC	(458.018)	(120.042)
Pasivos no monetarios	UF	(275.062)	(108.069)
Cuentas de ingresos	IPC	(11.359.124)	(2.654.261)
Total cargos		**(75.026.794)**	**(22.520.148)**
Utilidad por corrección monetaria		**6.103.222**	**1.698.050**

Inversiones Aguas Metropolitanas S.A.
Consolidado

21.- Diferencia de Cambio

Las diferencias de cambio originadas en los periodos terminados al 31 de diciembre de 2007 y 2006, son las siguientes:

Rubro	Moneda	2007 M$	2006 M$
Activos			
Disponible	Dólar	(470)	3.605
Otros activos	Dólar	(168)	(72)
Otros activos	Euros	(172)	372
Existencias	Dólar	-	29.790
Valores negociables	Euros	160	46.339
Total abonos (cargos)		**(650)**	**80.034**
Pasivos			
Cuentas por pagar	Dólar	1.241	(8.608)
Cuentas por pagar	Euros	(1.184)	(6.601)
Otros pasivos	Euros	(1.618)	(1.281)
Retenciones	Dólar	7.113	(7.169)
Retenciones	Euros	-	(319)
Cuentas por pagar empresas relacionadas	Dólar	-	9.203
Otros pasivos	Dólar	43	-
Total cargos		**5.595**	**(14.775)**
(Pérdida) Utilidad por diferencia de cambio		**4.945**	**65.259**

Inversiones Aguas Metropolitanas S.A.
Consolidado

22.- Gastos de emisión y colocación de títulos accionarios y de títulos de deuda.

La Filial Aguas Andinas S.A, en los meses de septiembre 2001, diciembre 2002, diciembre de 2005 y enero 2006 realizó la emisión y colocación de bonos en el mercado nacional y, de acuerdo a lo establecido en la Circular N°1.370 de la Superintendencia de Valores y Seguros, se procedió a activar los costos de emisión y colocación de bonos, los cuales corresponden a pagos a clasificadoras de riesgo, impuesto de timbres y estampillas y otros gastos generales. Estos gastos se incluyen en el rubro Otros activos de largo plazo y su desglose es el siguiente:

Bonos	Gastos activados brutos 2007 M$	Gastos activados brutos 2006 M$	Período de amortización años
Serie B	583.113	583.113	21
Serie C	1.379.830	1.379.830	8
Serie E	134.216	134.216	6,5
Serie F	2.170.147	2.170.147	21
Totales	**4.267.306**	**4.267.306**	

23.- Estado de flujo de efectivo

En el Estado de Flujo de Efectivo se han considerado como efectivo equivalente las inversiones financieras, incluídos los depósitos a plazo, valores negociables con vencimiento a menos de 90 días desde la fecha de colocación. El detalle del saldo del efectivo y efectivo equivalente es el siguiente:

	2007 M$	2006 M$
Disponible	196.608	141.457
Valores negociables	10.379.374	589.060
Otros activos circulantes	268.122	642.436
Saldo del efectivo y efectivo equivalente	**10.844.104**	**1.372.953**

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidado

Flujo de financiamiento:
Las actividades de financiamiento que generaron flujo de efectivo durante el período 2007 y 2006, en el rubro otras fuentes de financiamiento, corresponden al cobro por aportes de financiamiento reembolsables que efectúa la Sociedad según lo establecido en la normativa legal vigente (D.F.L.N° 70, 1988).

Los otros desembolsos por financiamientos corresponden al pago por vencimientos de pagarés y pre-pago de pagarés emitidos por Aportes de Financiamiento Reembolsables.

Flujo de inversión:
Las actividades de inversión que comprometen flujos futuros para las Filiales, corresponden a obras en construcción devengadas cuyos montos a septiembre de 2007 y 2006 ascendieron a M$11.062.349 y M$8.644.606 respectivamente.

Los otros desembolsos de inversión corresponden al pago por servidumbre y expropiación.

24.- Contratos de derivados

Al 31 de diciembre la filial Gestion y Serivicios S.A. mantiene contrato de derivado con una institución financiera con el objeto de cubrir el riesgo de tipo de cambio de acuerdo al siguiente detalle, los cuales se han valorizado de acuerdo a los criterios descritos en nota 2 r):

Tipo de derivado	Tipo de contrato	Descripción de los contratos							Cuentas Contables que afecta			
		Valor del Contrato M$	Plazo de vencimiento o expiración	Item específico	Posición Compra/ Venta	Partida o transacción protegida		Valor de la partida protegida M$	Activo / Pasivo		Efecto en	
						Nombre	Monto M$		Nombre	Monto M$	Realizado	No Realizado M$
FR	CCPE	433.350	I Trimestre	Tipo de cambio	C	Ingresos anticipados	430.208	418.294	Otros pasivos circulantes	13.808	-	12.618

25.- Contingencias y Restricciones

a) Garantías directas
Las Filiales han otorgado boletas y pólizas de garantías en favor de terceros por la suma de M$11.635.826 y M$ 18.056.826 al 31 de diciembre 2007 y 2006, respectivamente según detalle en cuadro.

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidado

Acreedor de la garantía	Deudor		Tipo de garantía	Activos comprometidos		Saldos pendiente de pago a la fecha de cierre de los estados finacieros	
	Nombre	Relación		Tipo	Valor Contable M$	2007 M$	2006 M$
S.I.S.S.	AGUAS ANDINAS S.A	FILIAL	BOLETA DE GARANTIA			4.732.027	4.442.848
S.I.S.S.	AGUAS ANDINAS S.A.	FILIAL	POLIZA DE GARANTIA			341.827	7.569.197
SERVIU METROPOLITANO	AGUAS ANDINAS S.A	FILIAL	BOLETA DE GARANTIA			2.225.686	1.344.642
MOP. DIRECC. GRAL.	AGUAS ANDINAS S.A	FILIAL	BOLETA DE GARANTIA			173.366	-
DIRECTOR DE VIALIDAD	AGUAS ANDINAS S.A	FILIAL	BOLETA DE GARANTIA			70.347	-
I. MÚNICIPALIDAD DE PROVIDENCIA	AGUAS ANDINAS S.A.	FILIAL	BOLETA DE GARANTIA			22.097	22.176
I. MUNICIPALIDAD DE SANTIAGO	AGUAS ANDINAS S.A.	FILIAL	BOLETA DE GARANTIA			18.233	18.319
MOP	AGUAS ANDINAS S.A	FILIAL	BOLETA DE GARANTIA			15.104	-
DIRECC. OBRAS HIDRAULICA	AGUAS ANDINAS S.A	FILIAL	BOLETA DE GARANTIA			10.911	12.174
CHILECTRA S.A	AGUAS ANDINAS S.A	FILIAL	BOLETA DE GARANTIA			9.811	9.846
I. MUNICIPALIDAD DE RENCA	AGUAS ANDINAS S.A	FILIAL	BOLETA DE GARANTIA			6.000	6.981
I. MUNICIPALIDAD DE PEÑALOLEN	AGUAS ANDINAS S.A	FILIAL	BOLETA DE GARANTIA			5.887	-
I. MUNICIPALIDAD DE SAN BERNARDO	AGUAS ANDINAS S.A.	FILIAL	BOLETA DE GARANTIA			5.887	5.908
SECRETARIA REG. M.	AGUAS ANDINAS S.A	FILIAL	BOLETA DE GARANTIA			3.546	-
EMPRESA FERROCARRILES	AGUAS ANDINAS S.A.	FILIAL	BOLETA DE GARANTIA			2.590	2.599
I. MUNICIPALIDAD DE LAS CONDES	AGUAS ANDINAS S.A.	FILIAL	BOLETA DE GARANTIA			3.000	1.074
I. MUNICIPALIDAD DE LA GRANJA	AGUAS ANDINAS S.A	FILIAL	BOLETA DE GARANTIA			1.177	1.181
S.I.S.S.	AGUAS MANQUEHUE S.A.	FILIAL	BOLETA DE GARANTIA			1.428.432	584.949
S.I.S.S.	AGUAS MANQUEHUE S.A.	FILIAL	POLIZA DE GARANTIA			471.533	473.229
I. MUNICIPALIDAD DE LO BARNECHEA	AGUAS MANQUEHUE S.A.	FILIAL	BOLETA DE GARANTIA			-	1.234
SERVIU REGION METROPOLITANA	AGUAS MANQUEHUE S.A.	FILIAL	BOLETA DE GARANTIA			-	324.028
I. MUNICIPALIDAD LO BARNECHEA	AGUAS MANQUEHUE S.A.	FILIAL	POLIZA DE GARANTIA			-	443.221
SOC.CONSECIONARIA AUTOPISTA NORORIENTE	AGUAS MANQUEHUE S.A.	FILIAL	BOLETA DE GARANTIA			39.245	-
CONDOMINIO POLO DE MANQUEHUE I	AGUAS MANQUEHUE S.A.	FILIAL	BOLETA DE GARANTIA			39.245	-
S.I.S.S.	AGUAS LOS DOMINICOS S.A.	FILIAL	BOLETAS DE GARANTIA			117.245	117.667
I. MUNICIPALIDAD DE LAS CONDES	AGUAS CORDILLERA S.A.	FILIAL	BOLETA DE GARANTIA			5.500	2.685
I. MUNICIPALIDAD DE VITACURA	AGUAS CORDILLERA S.A.	FILIAL	BOLETA DE GARANTIA			39.245	39.387
I. MUNICIPALIDAD DE LO BARNECHEA	AGUAS CORDILLERA S.A.	FILIAL	BOLETA DE GARANTIA			9.811	9.846
S.I.S.S.	AGUAS CORDILLERA S.A.	FILIAL	BOLETA DE GARANTIA			699.155	1.622.688
S.I.S.S.	AGUAS CORDILLERA S.A.	FILIAL	POLIZA DE GARANTIA			674.721	677.149
SERVIU METROPOLITANO	AGUAS CORDILLERA S.A.	FILIAL	BOLETA DE GARANTIA			95.318	29.542
CHILECTRA S.A.	AGUAS CORDILLERA S.A.	FILIAL	BOLETA DE GARANTIA			1.177	1.181
MINISTERIO DE OBRAS PÚBLICAS	AGUAS CORDILLERA S.A.	FILIAL	BOLETA DE GARANTIA			292.024	293.075
TESORERO MUNICIPAL MAIPU	ANAM S.A.	FILIAL	BOLETA DE GARANTIA			692	-
AGUAS DEL ALTIPLANO	ANAM S.A.	FILIAL	BOLETA DE GARANTIA			500	-
CODELCO	ANAM S.A.	FILIAL	BOLETA DE GARANTIA			1.962	-
FERROVIAL AGROMA	GESTION Y SERVICIOS S.A.	FILIAL	BOLETA DE GARANTIA			72.525	-

Inversiones Aguas Metropolitanas S.A.
Consolidado

b) Juicios pendientes
El detalle de los principales juicios que mantienen las Filiales son los siguientes:

Tribunal: 11º Juzgado Civil de Santiago; Causa Rol 5716-1999
Una empresa de gas demandó solidariamente a Aguas Andinas S.A., por daños sufridos en una cañería de gas a consecuencia de trabajos realizados por una empresa constructora. Aguas Andinas S.A. aduce que no es responsable de este asunto, pues no tiene relación alguna con el causante de los perjuicios. El monto demandado es de M$ 85.816 más reajustes e intereses. Se ha notificado de la sentencia de primera instancia que rechazó la demanda deducida en contra de Aguas Andinas S.A., sólo acogió en parte la demanda en contra de la empresa constructora por un monto mucho menor. La empresa de gas apeló y solicitó que la demanda fuera acogida en su integridad, también en contra de Aguas Andinas S.A.

Tribunal: 14º Juzgado Civil de Santiago; Causa Rol: 169-2003
Una Empresa demanda a Aguas Andinas S.A., solicitando la nulidad absoluta de la Sociedad Gestión y Servicios S.A., en donde Aguas Andinas S.A. poseía el 1% al momento de la demanda.
Se dictó sentencia definitiva de 1º instancia que negó lugar a la demanda y condenó a pagar las costas del juicio a la Empresa demandante. El demandante presentó recurso de apelación.

Tribunal:5º Juzgado Civil de Santiago; Causa Rol: 3684-2001
Aguas Andinas S.A. fue demandada a pagar una indemnización de perjuicios por responsabilidad extracontractual por daño ambiental, infracción ley 19.300. La falta de una solución oportuna y adecuada a la emanación de malos olores desde la Planta Santiago Poniente y luego de La Farfana, habría causado un prolongado sufrimiento o daño moral a los vecinos y además un perjuicio patrimonial enorme consistente en la desvalorización de sus propiedades. Monto demandado: U.F. 81.848. Estado de la Causa: Se concluyó la estapa de discusión, se dictó la resolución que recibió la causa a prueba, al 31 de diciembre de 2007 no se ha notificado. Estimación de resultado: Las posibilidades de éxito en este juicio son medianas. Estado de la causa: Se encuentra pendiente la dictación de la interlocutoria de prueba.
Existe una segunda demanda presentada en el 11ºJuzgado Civil de Santiago, Rol 3541-2004, por UF 506.594. Además se han presentado dos demandas las cuales se solicitó acumular a esta causa y son : 20º Juzgado Civil de Santiago, Rol 7900-2046, por UF 81.848 y 25º Juzgado Civill de Santiago Rol 8305-2006, por UF 42.161, mas reajustes e intereses.

Tribunal:19º Juzgado Civil de Santiago; Causa Rol: 2632-2004
Un particular solicita obtener la reivindicación de unos derechos de agua vendidos a Aguas Andinas S.A., a través de un tercero, en razón a que éste habría lesionado sus derechos. Se solicita restituir los derechos de aguas que fueron adquiridos en UF 5.525. Estado de la causa: Sentencia dictada, no se ha praticado su notificación. Estimación del resultado: Se interpuso casación en contra de la sentencia de segunda instancia, pendiente admisibilidad del recurso.

Inversiones Aguas Metropolitanas S.A.
Consolidado

Tribunal:11° Juzgado Civil de Santiago; Causa Rol: 13214-2004
Aguas Andinas S.A fue demandada de indemnización de perjuicios y responsabilidad extracontractual por daño ambiental, infracción Ley 19.300. La falta de una solución oportuna y adecuada a la emanación de malos olores desde las Plantas Santiago Poniente y luego, de la Farfana, habría causado un prolongado sufrimiento o daño moral a los vecinos y además un perjuicio patrimonial enorme consistente en la desvalorización de sus propiedades.
Monto demandado: UF 410.759, más reajustes e intereses. Estado de la causa: primera instancia, período de discusión. Se presentó excepciones dilatorias a objeto de corregir vicios en la demanda.
Estimación de resultado: Las posibilidades de éxito en este juicio son medianas, el resultado dependerá de la prueba de los perjuicios, etapa procesal que aún no se inicia.

Tribunal:18° Juzgado Civil de Santiago; Causa Rol: 322-2005
Aguas Andinas S.A. fue demandada por defectos y fallas técnicas en la Planta de Aguas servidas La Farfana, causando malos olores que han afectado la salud física y psíquica de la población.
Monto demandado:M$3.890.000, más reajustes e intereses. Estimación de resultado: Se estima improbable que se establezca la existencia de un daño por afectar o poner en riesgo la salud psíquica o física de los demandantes derivado de malos olores, a lo sumo el daño sería por causa de molestias al vecindario. Estado actual: pendiente dictación de la sentencia.
Una segunda demanda presentada en el 19° Juzgado Civil de Santiago (Rol 1105-2006), por M$ 940.000, se acumuló a ésta causa.

Tribunal: 5° Juzgado Civil de Santiago; Causa Rol: 10852-2005
Aguas Andinas S.A fue demandada en juicio ordinario sobre la responsabilidad civil por la muerte accidental de don Mario Cañete Muñoz, trabajador de la obra denominada Kennedy-Estoril. Monto demandado: M$110.000 aproximadamente, más reajustes e intereses y costas. Estado de la causa: Período probatorio. Estimación de resultado: La demanda deberá ser rechazada con respecto de Aguas Andinas, ya que la empresa no encargó estos trabajos.

Tribunal: 24° Juzgado Civil de Santiago; Causa Rol: 6539-2006
Una empresa demanda a CORFO para que le restituya un retazo de terreno ubicado en el inmueble de Avenida Andrés Bello, Comuna de Las Condes. Dicho terreno fue adquirido por Corfo mediante compraventa que le hizo a Aguas Andinas S.A. en septiembre de 1999.
Monto demandado: indeterminado. Estado de la causa: Período de prueba. Estimación de resultado: La demanda debería ser rechazada en definitiva.

Tribunal: 27° Juzgado Civil de Santiago; Causa Rol: 552-2007
Aguas Andinas S.A., fue demandada, junto a otras Instituciones por un particular que pretende se declare la nulidad de derecho público de la Resolución DGA 3268 que aprobó las obras del emisario El Trebal, Decretos Supremos N°76 y N°100 del Ministerio de Economía que fijan las fórmulas tarifarias de los períodos comprendidos entre el 2000-2005 y 2005-2010 respectivamente.
Monto demandado: indeterminado. Estado de la causa : Período de discusión.
Estimación de resultado: La demanda debería ser rechazada en definitiva.

Tribunal: Centro de Arbitrajes de la Cámara de Comercio; Causa Rol: 744-2007
Un contratista demanda a Aguas Andinas S.A., por el pago de costos extraordinarios en la obra renovación de redes en la población Yarur II y Colector Arturo Prat.
Monto demandado M$ 170.000, más reajustes e intereses. Estado de la causa : Período de prueba. Estimación de resultado: Se estima un resultado favorable para Aguas Andinas S.A.

Causa Rol 4693-99, 11° Juzgado Civil de Santiago.
Existe demanda de indemnización de supuestos perjuicios interpuesta por 79 vecinos de la comuna de Lo Barnechea, por problemas de abastecimiento que hubo en octubre y noviembre de 1996. Se demandan M$728.626 por rectificación de la demanda. Estado: Finalizado periodo de discusión. Existen buenas probabilidades de que la Sociedad gane el juicio.

Causa Rol 1158-2002 del 8° Juzgado Civil de Santiago.
Existe demanda de indemnización de perjuicios por daño moral derivado del despido por falta de probidad de un ex trabajador de la Sociedad, el cuál fué declarado injustificado por la Corte Suprema. Se demandan M$140.000. Estado : Sentencia favorable para la Sociedad. El demandante presentó recurso de apelación. Es probable que la corte confirme el fallo de primera instancia.

Causa Rol 1189-2004, 19° Juzgado Civil de Santiago
Reclamación de multa por incumplimiento de las órdenes e instrucciones escritas de la SISS, al no remitir dentro de plazo la información para el proceso "Cobertura de tratamiento de aguas servidas" y "Producción de agua potable".
Resolución N°426 de 9 de febrero de 2004 por 10 UTA. Estado: Sentencia desfavorable, apelada, es probable que se rebaje la multa.

Causa: Rol 2829-2003, 7° Juzgado Civil de Santiago.
Reclamación en contra de la Resolución N°1194 del 19 de mayo de 2003 que aplicó multa por 26 UTM, atendido que las descargas de la Planta de Tratamiento de Aguas Servidas Los Trapenses el 16 de julio de 2002 excedió el límite legal permitido.
Estado: Concedida apelación en contra de la sentencia que rechazó la demanda. Resultado: Pocas posibilidades que se acoja la apelación. Se mantendría la multa aplicada.

Causa: Rol 1134-2004, 7° Juzgado Civil de Santiago.
Reclamación de multa por 15 UTA, por incumplimiento de las órdenes e instrucciones escritas de la Superintendencia de Servicios Sanitarios, al no remitir dentro del plazo la información para el proceso "Cobertura de tratamiento de aguas servidas" y "Producción de agua potable". Estado: Sentencia desfavorable. Apelada. Resultado: es probable que se confirme la sentencia.

Causa: Rol 15.178-2006, 27° Juzgado Civil de Santiago.
Reclamación en contra de la Resolución N°554, que aplicó multa por 30 UTA, en función de un incumplimiento de las instrucciones escritas impartidas por la Superintendencia de Servicios Sanitarios, al no entregar información de gastos y costos para el año 2004. Estado: Presentada la demanda. Resultado: Medianas posibilidades que se acoja una rebaja de multa.

Causa: Rol 764-2003, Juzgado de Letras de Colina.
La Comunidad de Copropietarios del Condominio Los Algarrobos IVA y IVB respectivamente, interpusieron demanda de denuncia de obra ruidosa a objeto que se ordene poner término a las descarga de aguas tratadas sobre la Quebrada Las Ñipas, provenientes de la planta de tratamiento de aguas servidas situada en el Condominio Polo de Manquehue. Adicionalmente, solicitan que se retire todas las tuberías instaladas en el lugar. Estado: Pendiente dictación de sentencia Resultado: De acuerdo con los antecedentes del juicio la denuncia no debería ser acogida. Monto demandado: Indeterminado.

Inversiones Aguas Metropolitanas S.A.
Consolidado

Los otros juicios de menor cuantía que pudiesen ser desfavorables para las Filiales corresponden a:

a) Para Aguas Andinas S.A. los montos involucrados en juicios a favor datan del año 2002, y son por M$ 111.000 más reajustes e intereses. Los juicios que pudiesen ser desfavorables corresponden a nueve demandas laborales en las cuales la Filial fue demanda subsidiariamente por M$52.100 entre los años 2003-2007 .
Tres demandas por actividades del giro, las cuales están cubiertas por seguros contratados por M$ 164.000.

b) Para Aguas Cordillera S.A. existen dos juicios de reclamación por actividades del giro, las cuales están provisionadas al cierre de los estados financieros por M$49.280

La Administración de las filiales en conjunto con sus asesores legales consideran que los juicios anteriormente mencionados no tendrán un efecto material advers□

c) Restricciones por emisión de bonos

La Filial Aguas Andinas S.A. mantiene restricciones y obligaciones producto de las emisiones de bonos efectuadas en el mercado nacional y son las siguientes:

1.- Enviar al representante de Tenedores de Bonos copia de los estados financieros individuales y consolidados, y de las filiales Sociedades Anónimas inscritas en la Superintendencia de Valores y Seguros, tanto los trimestrales como los anuales auditados, en el mismo plazo en que deban entregarse a la Superintendencia de Valores y Seguros, y de toda información pública que proporcione a dicha Superintendencia.

2.- Registrar en sus libros de contabilidad las provisiones que surjan de contingencias adversas que, a juicio de la administración de la Sociedad, deban ser reflejadas en los Estados Financieros de ésta y/o en las de sus filiales.

3.- Mantener seguros que protejan razonablemente sus activos, incluyendo sus oficinas centrales, edificios, plantas, muebles y equipos de oficina y vehículos, de acuerdo a las prácticas usuales para industrias de la naturaleza de la Sociedad.

4.- La Sociedad se obliga a velar porque las operaciones que realice con sus filiales o con otras personas relacionadas, se efectúen en condiciones de equidad similares a las que habitualmente prevalecen en el mercado.

5.- Mantener un nivel de endeudamiento no superior a uno coma cinco veces, medido sobre cifras de sus balances consolidados e individuales, definido como la razón entre pasivo exigible y patrimonio.

6.- No vender, ceder o transferir activos esenciales (concesión de servicios públicos otorgadas por la S.I.S.S. para el Gran Santiago), salvo que se tratare de aportes o transferencias de activos esenciales a Sociedades Filiales.

Inversiones Aguas Metropolitanas S.A.
Consolidado

d) Restricciones por préstamos bancarios

La Filial Aguas Andinas S.A. mantiene obligaciones y restricciones por la obtención de préstamos contraídos con varios bancos nacionales, las cuales se detallan a continuación:

1.- Un nivel de endeudamiento no superior a uno coma cinco veces, medido sobre las cifras de sus balances consolidados e individuales, definidos como la razón entre pasivo exigible y patrimonio.

2.- Prohibición de enajenar o perder la titularidad de activos esenciales, salvo que se tratare de aportes o transferencias de activos esenciales a Sociedades Filiales.

3.- Enviar a los distintos bancos con los cuales la Sociedad mantiene préstamos, copia de los estados financieros individuales y consolidados, tanto trimestrales como los anuales auditados, en un plazo no superior a cinco días de entregados en la Superintendencia de Valores y Seguros.

4.- Registrar en sus libros de contabilidad las provisiones que surjan de contingencias adversas que, a juicio de la administración de la Sociedad, deban ser reflejadas en los estados financieros de ésta.

5.- Mantener seguros que protejan razonablemente sus activos, incluyendo sus oficinas centrales, edificios, plantas, existencias, muebles y equipos de oficina y vehículos, de acuerdo a las prácticas usuales para industrias de la naturaleza de la Sociedad.

6.- Enviar un ce□

7.- Prohibición de distribuir dividendos, salvo el mínimo obligatorio si hay situación de mora o retardo en el pago de alguna cuota del préstamo.

8.- Mantener una razón de cobertura de gastos financieros igual o mayor a 3 veces, medido sobre las cifras de sus balances consolidados e individuales,
definidos como la razón entre resultado de explotación más la depreciación del ejercicio y amortización de intangibles dividido por gastos financieros.

9.- Prohibición de liquidar o disolver la Sociedad, liquidar sus operaciones o negocios que constituyen su giro; o bien, celebrar cualquier acto o contrato tendiente a la fusión o consolidación, salvo que se trate de fusión con sus actuales filiales.

10.- Se obliga a velar para que las operaciones que realice con sus filiales o con otras personas relacionadas, se efectúen en condiciones de equidad similares a las que habitualmente prevalecen en el mercado.

La Filiales cumplen con todas las disposiciones establecidas por el DFL. Nº 382 de la Ley General de Servicios Sanitarios, del año 1988, así como su Reglamento (D.S. MOP Nº1199/2004, publicado en noviembre de 2005).

Inversiones Aguas Metropolitanas S.A.
Consolidado

26.- Cauciones obtenidas de terceros

Al 31 de diciembre de 2007 y 2006, las Filiales han recibido documentos en garantía por M$ 27.133.529 y M$ 21.979.906 respectivamente, que se originan principalmente por contratos de obras con empresas constructoras para garantizar el fiel cumplimiento del contrato. Además, existen otras garantías por contratos de servicios y adquisición de materiales que garantizan la entrega oportuna de éstos.

Un detalle de las garantías bancarias recibidas, más importantes al 31 de diciembre de 2007, se resume a continuación:

Aguas Andinas S.A.

Contratista	Monto M$	Fecha de Vencimiento
Chilectra S.A.	196.227	01/08/2008
Jara Gumucio S.A	207.000	02/01/2008
Soc. General de Montajes S.A.	227.332	31/01/2008
Arauco S.A	250.000	28/03/2008
Constructora Con-Pax S.A	250.000	28/03/2008
KDM S.A	294.340	31/12/2008
Acciona Infraestructura S.A	300.000	12/03/2008
Acciona Infraestructura S.A	300.000	12/03/2008
Constructora OAS Ltda.	600.000	12/03/2008
Dragados S.A	600.000	15/03/2008
Tejofran de Saneamiento y Servicios Ltda.	600.000	20/03/2008
Obrascon Huarte Lain S.A	600.000	31/03/2008
Degrémont Ltda.	300.227	25/04/2009
C. de Petróleos de Chile Copec S.A	329.952	20/03/2008
ING. y Construccion MST S.A	371.404	31/01/2008
ING. y Construcción MST S.A	371.404	09/11/2009
Acciona Infraestructura S.A	500.000	12/03/2008
Constructora OAS Ltda.	500.000	12/03/2008
Dragados S.A	500.000	15/03/2008
Obrascon Huarte Lain S.A	500.000	31/03/2008
Cadagua Agencia en Chile	1.264.346	31/03/2008
Degrémont S.A.	2.394.734	31/10/2008
Emp. Depuradora de Aguas Servidas Ltda.	3.811.694	31/12/2012
Total	**15.268.660**	

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidado

Aguas Cordillera S.A.

Contratista	Monto M$	Fecha de Vencimiento
Icafal Ingeniería y Construcción S.A.	256.400	02/02/08
Socovesa Ingeniería y Construcción S.A.	145.983	30/05/08
ICM S.A.	144.748	14/11/08
Captagua Ingeniería S.A.	133.232	20/05/08
Captagua Ingeniería S.A.	69.021	08/04/09
Inmobiliaría Manquehue Oriente S.A.	56.042	03/04/09
ICM S.A.	53.143	24/07/08
Marcelino Carrasco Bahamondes y Cia.	49.057	03/05/09
Ing. y Const. Eugenio Díaz S.A.	33.452	09/05/08
Dalco Ingeniería S.A.	29.707	11/01/08
Sondajes Ltda.	25.972	10/12/08
Captagua Ingeniería S.A.	23.261	15/06/08
Constructora Trébol Ltda.	22.959	15/01/08
Total	**1.042.977**	

Aguas Los Dominicos S.A.

Contratista	Monto M$	Fecha de Vencimiento
Constructora Olbertz Ltda.	15.466	10/01/08
ICM S.A.	1.084	08/12/08
Servicios y Asesorías Profesionales S.A.	3.000	30/06/08
Inmobiliaria Los Quiyalles de Apoquindo S.A.	2.943	24/01/08
Inmobiliaria Los Quiyalles de Apoquindo S.A.	2.943	24/01/08
Inmobiliaria Los Quiyalles de Apoquindo S.A.	2.943	24/01/08
Total	**28.379**	

Inversiones Aguas Metropolitanas S.A.
Consolidado

Aguas Manquehue S.A.

Contratista	Monto M$	Fecha de Vencimiento
Luis Eduardo Pérez Castro	144.530	10/09/08
Sociedad Constructora Rupanco S.A.	142.212	31/07/08
Ingeniería y Constructora M.S.T. S.A.	95.842	08/01/09
Ingeniería y Constructora M.S.T. S.A.	84.228	06/09/09
Ecopreneur Chile S.A.	69.758	17/04/08
Ecosan Ltda.	54.558	30/09/08
Arauco S.A.	33.238	01/09/08
Ingeniería y Construción Eugenio Díaz S.A.	24.867	30/10/08
Ingeniería y Construcción MST S.A.	22.395	15/03/09
Dalco Ingeniería Ltda.	21.015	15/09/09
Total	**692.643**	

Gestión y Servicios S.A.

Contratista	Monto M$	Fecha de Vencimiento
SubCentro Las Condes S.A.	14.128	15/01/08
SubCentro Las Condes S.A.	14.128	15/02/08
Constr. Herrera y Asociados Ltda.	5.737	21/02/08
SubCentro Las Condes S.A.	14.128	17/03/08
Dalco Ingeniería Ltda.	37.677	18/03/08
SubCentro Las Condes S.A.	14.128	15/04/08
Empresa Const Cota Mil Ltda.	1.079	15/04/08
Paques B.V.	93.108	15/04/08
SubCentro Las Condes S.A.	14.128	15/05/08
Total	**208.241**	

Las filiales Anam S.A. y Ecoriles S.A. no han recibido Boletas de Garantías de terceros.

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidado

27.- Moneda Nacional y Extranjera

La Sociedad presenta los siguientes activos y pasivos en moneda nacional y extranjera al 31 de diciembre de 2007 y 2006.

Activos

Rubro	Moneda	2007 M$	2006 M$
Activos circulantes			
Disponible	$ No reajustables	196.608	132.058
Disponible	Dólar	-	9.399
Valores negociables	$ No reajustables	10.379.374	526.702
Dudores por venta	$ No reajustables	48.493.065	46.078.165
Documentos por cobrar	$ No reajustables	792.447	2.307.287
Documentos por cobrar	$ Reajustables	932.014	1.529.633
Deudores varios	$ No reajustables	316.049	140.899
Deudores varios	$ Reajustables	54.430	64.919
Deudores varios	Dólar	698	-
Deudores varios	Euros	738	-
Documentos por cobrar empresas relacionadas	$ No reajustables	248.612	43.650
Existencias	$ Reajustables	2.172.423	1.787.146
Impuestos por recuperar	$ No reajustables	-	33.047
Impuestos por recuperar	$ Reajustables	348.796	319.822
Gastos pagados por anticipados	$ No reajustables	-	20
Gastos pagados por anticipados	$ Reajustables	290.581	296.451
Impuestos diferidos	$ Reajustables	1.577.317	1.138.015
Otros activos circulantes	$ No reajustables	835.121	646.182
Otros activos circulantes	$ Reajustables	1.386.941	1.427.983
Valores negociables	Euros	-	62.358
Activo fijo			
Activo fijo (neto)	$ Reajustables	**647.993.157**	**646.759.036**
Otros activos			
Menor valor de inversiones	$ Reajustables	326.260.098	353.710.309
Mayor valor de inversiones	$ Reajustables	-	(1.109)
Deudores largo plazo	$ No reajustables	1.190.742	1.223.461
Deudores largo plazo	$ Reajustables	8.663.209	8.056.156
Intangibles (netos)	$ Reajustables	39.632.576	40.889.559
Otros	$ No reajustables	3.069.559	2.264.700
Otros	$ Reajustables	12.903.730	13.301.109
Impuestos diferidos largo plazo	$ Reajustables	2.924.155	-
Total activos			
	$ No reajustables	65.521.577	53.396.171
	Dólar	698	9.399
	$ Reajustables	1.045.139.427	1.069.279.029
	Euros	738	62.358

Inversiones Aguas Metropolitanas S.A.
Consolidado

Pasivos circulantes

Rubro	Moneda	Hasta 90 días				90 días a 1 año			
		2007		2006		2007		2006	
		Monto M$	Tasa interés promedio anual	Monto M$	Tasa interés promedio anual	Monto M$	Tasa interés promedio anual	Monto M$	Tasa interés promedio anual
Obligaciones con bancos e Inst. Financieras c/p	$ No reajustables	798	0,54%	19.366.152	5,25%	-	-	-	-
Obligaciones con bancos e Inst. Financieras l/p porcion c/p	$ No reajustables	1.964.585	7,00%	290.628	6,69%	-	-	15.086.120	6,69%
Obligaciones con el público l/p porcion c/p (bonos)	$ Reajustables	724.698	6,25%	1.355.682	4,25%	19.053.784	4,25%	13.128.851	4,25%
Cuentas por pagar	$ No reajustables	16.623.508	-	15.936.125	-	73.517	-	-	-
Cuentas por pagar	$ Reajustables	377.457	-	50.261	-	330.844	-	-	-
Cuentas por pagar	Euros	1.383	-	3.595	-	-	-	-	-
Cuentas por pagar	Dólar	134.205	-	105.954	-	-	-	-	-
Documentos por pagar	$ No reajustables	33.454	-	92.127	-	11.350	-	40.717	-
Documentos por pagar	$ Reajustables	11.317	-	54.671	6,17%	421.276	7,03%	283.045	6,64%
Documentos por pagar	$ Reajustables	99.582	-	-	-	14.587	-	-	-
Acreedores varios	$ No reajustables	137.670	-	54.814	-	-	-	-	-
Acreedores varios	$ Reajustables	1.107.247	4,34%	1.157.433	4,34%	13.299	4,34%	121.760	4,34%
Documentos por pagar Empresas relacionadas	$ No reajustables	2.505.434	-	784.031	-	-	-	-	-
Documentos por pagar Empresas relacionadas	Euros	-	-	997.744	-	-	-	-	-
Provisiones	$ No reajustables	12.933.373	-	12.859.524	-	6.036.322	-	6.372.796	-
Provisiones	$ Reajustables	107.458	-	90.367	-	-	-	-	-
Retenciones	$ No reajustables	9.046.254	-	8.028.822	-	-	-	-	-
Impuesto a la renta	$ No reajustables	-	-	82.610	-	2.014.935	-	146.175	-
Ingresos percibidos por Adelantado	$ Reajustables	814.411	-	819.409	-	1.891.406	-	1.121.382	-
Ingresos percibidos por Adelantado	$ No reajustables	140.865	-	244.368	-	1.486.664	-	-	-
Otros pasivos	Dólar	13.808	-		-	-	-	-	-
Otros pasivo	$ No reajustables	-	-	3.961	-	-	-	-	-
Total pasivos circulantes	$ No reajustables	43.385.941		57.743.162		9.622.788		21.645.808	-
	$ Reajustables	3.242.170		3.527.823	-	21.725.196		14.655.038	
	Euros	1.383		1.001.339					-
	Dólar	148.013		105.954					

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidado

Pasivos largo plazo período actual 2007

Rubro	Moneda	1 a 3 años		3 a 5 años		5 a 10 años		más de 10 años	
		Monto M$	Tasa interés promedio anual	Monto M$	Tasa interés promedio anual	Monto M$	Tasa interés promedio anual	Monto M$	Tasa interés promedio anual
Obligaciones con Bancos e Instituciones Financieras	$ No reajustables	10.928.667	7,0%	22.698.000	7,00%	50.440.000	7,00%	-	-
Obligaciones con el publico	$ Reajustables	37.858.501	4,3%	45.287.688	4.2%	37.592.823	4,8%	65.844.263	4,80%
Documentos por pagar	$ Reajustables	430.468	7.05%	240.524	6.62%	32.571.168	5.18%	11.164.615	3.29%
Acreedores varios	$ Reajustables	871.600	-	-	-	-	-	-	-
Provisiones	$ Reajustables	242.952	-	242.952	-	607.380	-	10.870.069	-
Otros pasivos	$ Reajustables	32.287	8.64%	37.864	8.12%	-	-	-	-
Otros pasivos	$ No reajustables	12.211	-	-	-	-	-	-	-
Otros pasivos	$ Reajustables	263.496	-	79.162	-	44.478	-	-	-
Total pasivos a largo plazo									
	$ No reajustables	10.940.878	-	22.698.000	-	50.440.000	-	-	-
	$ Reajustables	39.699.304	-	45.888.190	-	70.815.849	-	87.878.947	-



Inversiones Aguas Metropolitanas S.A.
Consolidado

Pasivos largo plazo período anterior 2006

Rubro	Moneda	1 a 3 años		3 a 5 años		5 a 10 años		más de 10 años	
		Monto M$	Tasa interés promedio anual	Monto M$	Tasa interés promedio anual	Monto M$	Tasa interés promedio anual	Monto M$	Tasa interés promedio anual
Obligaciones con bancos e instituciones financieras	$ No reajustables	30.172.240	6.69%	21.508.640	6.70%	2.040.600	6.80%	-	-
Obligaciones con el público	$ Reajustables	37.384.903	4.27%	25.475.735	4.34%	66.106.148	5.39%	76.827.897	4.76%
Documentos por pagar	$ Reajustables	619.338	7.50%	274.478	7.10%	19.945.432	5.56%	13.180.170	3.69%
Acreedores varios	$ Reajustables	325.641	-	810.378	-	-	-	-	-
Provisiones	$ Reajustables	425.058	-	425.057	-	383.711	-	8.358.478	-
Impuestos diferidos	$ Reajustables	568.344	-	568.344	-	1.402.519	-	1.410.785	-
Otros pasivos	$ Reajustables	404.152	-	104.789	-	66.957	-	-	-
Otros pasivos	$ No reajustables	28.936	-	-	-	-	-	-	-
Otros pasivos	$ Reajustables	64.785	8.98%	125.973	8.73%	-	-	-	-
Acreedores varios	$ No reajustables	3.222	-	-	-	-	-	-	
Total pasivos a largo plazo									
	$ No reajustables	30.204.398	-	21.508.640	-	2.040.600	-	-	-
	$ Reajustables	39.792.221	-	27.784.754	-	87.904.767	-	99.777.330	



Inversiones Aguas Metropolitanas S.A.
Consolidado

28.- Sanciones

a) Superintendencia de Valores y Seguros.

Durante los períodos cubiertos por los estados financieros, no se ha aplicado ninguna sanción a la Sociedad y Filiales, o sus Directores o Ejecutivos.

b) De otras autoridades administrativas:

Aguas Andinas S.A.

Año 2007
La Secretaría Regional Ministerial de Salud, aplicó una multa de 10 U.T.M., por la existencia de un grupo electrógeno funcionando sin acreditación del muestreo isocinético, lo cual constituyó una infracción a lo dispuesto en el artículo 4° del D.S., N°4 de 1992, MINSAL. La multa fue pagada en el mes de diciembre de 2007.
La Superintendencia de Servicios Sanitarios, mediante Resolución N°2195 del 20 de julio de 2007, aplicó multa de 6 U.T.A., por incumplimiento en la calidad del servicio entregado en la Planta de Tratamiento de Aguas Servidas de Curacaví, de acuerdo a lo establecido en el informe de autocontrol efectuado el primer trimestre del año 2007. La multa fue pagada en el mes de agosto del mismo año.

Año 2006
i) La Superintendencia de Servicios Sanitarios aplicó las siguientes multas:
Mediante resolución SISS N°553 de 8 de febrero de 2006, se aplicó multa de 50 UTA, por incumplimiento de las instrucciones escritas impartidas por la Superintendencia, al no entregar la información de gastos y costos para el año 2004, instruidas en varios oficios. Se inició juicio sumario de reclamación de multa en el 26° Juzgado Civil de Santiago (Rol 15200-2006), se pretende obtener una rebaja de la multa. Estado de la causa : sentencia desfavorable en primera instancia, apelada.
Mediante Resolución SISS N°1454 de 28 de abril de 2006, se aplicó multa de 20 UTA, por deficiencias en calidad de alcantarillado en la comuna de Quilicura. Se inició juicio sumario de reclamación de multa en el 29° Juzgado Civil de Santiago (Rol 6509-2006).Se pretende obtener una rebaja de la multa. Estado de la causa, sentencia desfavorable, apelada.

ii) Fiscalía Nacional Económica propuso al Tribunal de Defensa de la Libre Competencia aplicar una multa a Aguas Andinas S.A. por 50.000 U.T.M. por las siguientes conductas 1) exigencias y cobros abusivos para nuevos servicios en áreas urbanas fuera del área de concesión 2) exigencia y cobros abusivos para servicios en zonas rurales fuera del área de concesión y 3) aplicación abusiva de los Aportes Financieros Reembolsables (AFR). Estado de la causa; período de prueba. Se estima obtener la absolución de los cargos efectuados a la Sociedad.

iii) La Dirección Nacional del Trabajo aplicó una multa de 60 U.T.M., "por no proteger eficazmente la salud de los trabajadores". Los hechos tienen relación con la muerte de cuatro trabajadores de una empresa contratista en el colector Dagoberto Godoy. Existen posibilidades de dejar sin efecto la multa. La multa fue pagada en una tercera parte. Se inicio juicio ordinario laboral en el 8° Juzgado Laboral de Santiago (Rol 2449-2006). Se encuentra en período de prueba, existen posibilidades de dejar sin efecto la multa.

Inversiones Aguas Metropolitanas S.A.
Consolidado

Año 2005

i) La Superintendencia de Servicios Sanitarios aplicó las siguientes multas:
Mediante resolución SISS N°710/2005, se aplicó sanción de multa en función de un incumplimiento de las instrucciones escritas impartidas por la Superintendencia en el oficio N°1908 y en el Capítulo XI del Manual de Facturación. Monto a pagar 40 UTA.Juicio sumario reclamación de la multa, se efectuó en el 29° juzgado civil de Santiago, Rol número 4779-2005. Estado de causa: sentencia desfavorable, apelada, se pretende obtener una rebaja de la multa.

ii) La COREMA RM aplicó multa de 300 UTM, mediante Resolución N°069/2005, de 17 de Febrero de 2005, a consecuencia de malos olores provenientes de la Planta de tratamiento La Farfana. El 10% de la multa fue pagada a objeto de iniciar el reclamo en tribunales. El Juicio Sumario de reclamación de la multa se efectuó en el 27° Juzgado Civil de Santiago, número de Rol: 6857/2005, se encuentra en período de prueba.

Año 2004

i)La Superintendencia de Servicios Sanitarios aplicó las siguientes multas:
Mediante resolución N°415 de 9 de Febrero de 2004, se multó a la Sociedad por incumplimiento de las órdenes e instrucciones escritas de la SISS, al no remitir dentro de plazo la información para el proceso "Cobertura de tratamiento de aguas servidas" y "Producción de agua potable". Se realizó juicio sumario de reclamación en el 29° Juzgado Civil de Santiago, (Rol 1189-2004). Estado de la causa sentencia de primera instancia rechazó la demanda. Se presentó apelación. Monto de la sanción 30 UTA.
La Sociedad fue sancionada porque la SISS detectó incumplimiento en los parámetros de coliformes fecales en exámen de autocontrol practicado el segundo trimestre del 2003 en la Planta de Paine. Se realizó juicio sumario de reclamación en el 29° Juzgado Civil de Santiago, (Rol 1434-2004). Estado de la causa segunda instancia, apelación pendiente en contra del fallo que rechaza la demanda. Monto de la sanción 26 UTA.

ii) SESMA aplicó las siguientes multas:
Mediante Resolución N°5180 de 15 de diciembre de 2003 se aplicó multa de 1.000 UTM a consecuencia de malos olores provenientes de la Planta La Farfana. La multa fue previamente pagada a objeto de iniciar reclamo en tribunales, ésta se presentó en el 17° Juzgado Civil de Santiago (Rol 2999-2004). Estado de la causa, pendiente período de prueba.
Mediante Resolución N°4838 de 19 de octubre de 2004, confirmada por la Resolución N°782 de 02 de febrero de 2005, se aplicó multa por 2.000 UTM, por incumplimiento del D.S. N°144/61 del Ministerio de Salud, que establece normas para evitar emanaciones o contaminantes atmosféricos de cualquier naturaleza. La multa fue previamente pagada a objeto de iniciar el reclamo en tribunales, ésta se presentó en el 25° Juzgado Civil de Santiago (Rol 4566-2005). Estado de la causa, pendiente período de prueba.

iii) La COREMA RM aplicó multa de 1000 UTM mediante Resolución N° 177 de fecha 28 de Mayo de 2004 a consecuencia de malos olores provenientes de la Planta La Farfana. Se pagó un 5% previamente a objeto de iniciar el reclamo en tribunales el cual se efectuó en el 28° Juzgado Civil de Santiago (Rol 6593-2004). Estado de la causa, se encuentra en período de prueba.

Aguas Cordillera S.A.

El 09 de febrero de 2004, la Superintendencia de Servicios Sanitarios aplicó multa a la Sociedad, según Resolución Exenta N° 425, por incumplimiento de las órdenes e instrucciones escritas de dicha Superintendencia, al no remitir dentro de plazo la información para el proceso de "Cobertura de tratamiento de aguas servidas" y "Producción de agua potable".
Esta multa se encuentra recurrida por la Sociedad ante el 4° Juzgado Civil de Santiago, en causa Rol N° 1195-2004. Estado: Sentencia desfavorable, apelada.

La Superintendencia de Servicios Sanitarios mediante resolución N°2734 de fecha 25 de octubre de 2004, aplicó sanción de multa en función de un incumplimiento de las instrucciones escritas impartidas por dicha entidad en el oficio N°2774 y del Plan de Desarrollo.
Esta multa se encuentra recurrida por la Sociedad ante el 29° Juzgado Civil de Santiago, en causa Rol N°11.129.
Estado: Sentencia desfavorable, apelada.

Aguas Los Dominicos S.A.

El 09 de febrero de 2004, la Superintendencia de Servicios Sanitarios aplicó a la Sociedad una multa, según Resolución Exenta Nro. 426, por incumplimiento de las órdenes e instrucciones escritas de dicha Superintendencia al no remitir dentro del plazo información para el proceso de "Cobertura de tratamiento de aguas servidas" y "Producción de agua potable".
Esta multa se encuentra recurrida por la Sociedad ante el 19 Juzgado Civil de Santiago, en causa Rol Nro. 1189-2004. Estado: Sentencia desfavorable, apelada.

Aguas Manquehue S.A.

Con fecha 19 de mayo de 2003, la Superintendencia de Servicios Sanitarios aplicó multa a la Sociedad, según Resolución Exenta N°1194, por incumplimiento de la norma NCH N°1333 Of 78.
La Sociedad pagó la multa y se encuentra recurrida ante el 7° Juzgado Civil de Santiago, en causa Rol N°2829-2003. Estado: El 09 de diciembre de 2003 fue concedida la apelación en contra de la sentencia que rechazó la demanda.
El 09 de febrero de 2004, la Superintendencia de Servicios Sanitarios aplicó multa a la Sociedad, según Resolución Exenta N°424, por incumplimiento de las órdenes e instrucciones escritas de dicha Superintendencia, al no remitir dentro de plazo la información para el proceso de "Cobertura de tratamiento de aguas servidas" y "Producción de agua potable".
Esta multa se encuentra recurrida por la Sociedad ante el 7° Juzgado Civil de Santiago, en causa Rol N°1134-2004. Estado: Sentencia desfavorable. Apelada.

Causa: Rol 15.178-2006, 27° Juzgado Civil de Santiago. Reclamación en contra de la Resolución N°554, que aplicó multa por 30 UTA, en función a incumplimiento de las instrucciones escritas impartidas por la Superintendencia de Servicios Sanitarios, al no entregar información de gastos y costos para el año 2004. Estado: Presentada la demanda. Resultado: Es probable que no se acoja una rebaja de multa.

Durante los ejercicios cubiertos por los estados financieros, no se ha aplicado ninguna otra sanción a la Sociedad y Filiales, a sus Directores o Ejecutivos.

Inversiones Aguas Metropolitanas S.A.
Consolidado

29.-Hechos Posteriores

La Sociedad en sesión ordinaria de Directorio, celebrada con fecha 01 de febrero de 2008, ha tomado conocimiento de la renuncia presentada por don Mario Marcel Cullel, al cargo de director titular de la Compañía, la que ha sido aceptada a contar de esta fecha. En su reemplazo, asumirá como director titular , su suplente don Ignacio Guerrero Gutiérrez.

A la fecha de la emisión de los presentes Estados Financieros, la administración de la Sociedad y sus Filiales no tienen conocimiento de otros hechos posteriores que afecten significativamente la situación financiera y/o resultados al 31 de diciembre de 2007.

30.- Medio Ambiente

La matriz no ha efectuado desembolsos para proyectos de medio ambiente para los ejercicios terminados al 31 de diciembre de 2007 y 2006.

Filiales
Los principales desembolsos en proyectos para mejorar el medio ambiente efectuados por las Filiales durante los ejericios 2007 y 2006, se refieren a la construcción de las plantas de tratamiento de aguas servidas, las cuales se detallan a continuación:

Inversiones Aguas Metropolitanas S.A.
Consolidado

Nombre de la Obra	2007 M$	2006 M$
Planta de Tratamiento La Farfana	1.996.315	1.540.926
Planta de Tratamiento Esmeralda Melipilla (mejora)	1.984.532	1.204.163
Tercera Planta de Tratamiento Gran Santiago	1.124.880	66.593
Planta de Tratamiento Til Til	715.522	5.634
Mejoramiento Planta El Trebal	522.939	146.121
Planta de Tratamiento Talagante	322.888	2.832.685
Planta de Tratamiento Curacaví	225.856	829.623
Plataforma externa para manejo y disposición lodos	108.250	1.255.233
Planta de Tratamiento Buin Maipo	59.780	-
Mantenimiento Plantas de Tratamiento Aguas Servidas	54.600	-
Centrífuga móvil	43.178	36.748
Cumplimiento decreto 90 Planta Pomaire	43.028	5.952
Obras plantas localidades	64.575	-
Instalación medidor flujo de retención y otros	12.216	-
Estudio impacto ambiental Mapocho limpio	10.075	58.923
Planta Tratamiento San Jose de Maipo	6.291	-
Planta de Tratamiento El Monte	4.567	-
Estaciones meteorológicas	3.505	-
Maquinaria para biosecado	-	188.170
Cámara de elevación de lodos y transporte	-	104.506
Gestión de Lodos Plantas de Tratamiento	-	38.879
Reparación cámara de lodo mixto	-	33.571
Renovación y mejoramiento de instalaciones	-	23.704
Mej. operación Planta Paine	-	29.775
Planta de tratamiento Cexas Melipilla (ampliación)	-	10.095
Telecontrol Planta de Tratamiento Isla de Maipo	-	9.021
Telemetría Planta tratamiento Cexas y Esmeralda	-	5.086
Planta de tratamiento El Chamisero	225.323	366.487
Planta de tratamiento Los Trapenses	136.671	17.045
Planta de tratamiento Polo Manquehue	21.167	-
Totales	**7.686.158**	**8.808.940**

Inversiones Aguas Metropolitanas S.A.
Consolidado

31.- Documentos por pagar largo plazo

En el artículo N° 14 del D.F.L. N° 70 publicado en el Diario Oficial del 30 de marzo de 1988 y el artículo N° 42 del D.S. N° 453, se fijaron las normas sobre la posibilidad de exigir aportes de financiamiento reembolsables por capacidad y por extensión del servicio correspondiente para las empresas de servicios sanitarios, a quienes soliciten ser incorporados como clientes o requieran una ampliación del servicio.
La deuda por aportes reembolsables se encuentra registrada en los rubros "Documentos por pagar largo plazo" por M$44.406.775 y M$ 34.019.418 a diciembre 2007 y 2006 respectivamente.

32.- Transferencia de dominio de obras sanitarias

En virtud del convenio suscrito el 30 de junio de 1998, entre el Gobierno Regional Metropolitano y la filial Aguas Andinas S.A., se transfirió a esta última, el dominio de las obras sanitarias construidas o adquiridas con recursos del Fondo Nacional de Desarrollo Regional. Las obras transferidas en virtud del presente convenio, que constituye aportes de terceros, se rigen por la normativa del D.F.L. N° 70 del Ministerio de Obras Públicas de 1988 y lo señalado en el Artículo N° 36 del respectivo Reglamento del D.S. MINECON N° 453 de 1989.

Al 31 de diciembre de 1998, estas obras fueron incorporadas al activo fijo de la Sociedad, considerando un valor nominal de $1 por cada bien, dado que existe prohibición de considerar estos bienes traspasados del Gobierno Regional como una inversión para efectos de fijación tarifaria, por lo cual la Sociedad no podrá rentar sobre ellos, y no representa para la Sociedad beneficios operativos adicionales a los ya obtenidos desde su puesta en funcionamiento.

Asimismo, no se altera la correlación ingresos-costos respecto de los períodos anteriores, debido a que no se realizaron desembolsos por parte de la Sociedad.

La tarifa máxima contemplada para este tipo de aportes está referida sólo a cubrir los gastos de operación y mantención que demanden.

De acuerdo a instrucciones impartidas por la Superintendencia de Valores y Seguros en su Oficio N° 01489 del 22 de marzo de 2000, se determinó el valor técnico estimado de estas obras, a título informativo, el que a esta fecha asciende a M$ 1.756.689 y su depreciación, determinada sobre la base del tiempo de uso alcanza a M$ 712.605.

Los principales criterios utilizados en la valorización de estas obras comprenden: movimientos de tierra, tuberías por suministro, cámaras de agua potable y de alcantarillado y valor de la mano de obra, todos referidos a septiembre de 2007. El promedio de vida útil de estos bienes es de 406 meses y su vida útil remanente en promedio a diciembre 2007, es de 267 meses.

Hechos Relevantes

Inversiones Aguas Metropolitanas S.A.
Consolidado

1. Con fecha 28 de febrero de 2007 se informo a la SVS.
En sesión celebrada con fecha 28 de febrero de 2007, el Directorio de la Sociedad ha acordadc por unanimidad lo siguiente:

a) Citar a Junta Ordinaria de Accionistas para el próximo día 24 de abril de 2007, a las 11:00 horas, en Avda. Presidente Balmaceda N° 1398 piso décimo, Santiago, para conocer y pronunciarse sobre las materias propias de una junta ordinaria de accionistas.
b) Someter a la aprobación de la Junta Ordinaria de Accionistas referida anteriormente, la proposición del Directorio en orden a repartir un dividendo definitivo por un monto de M$8.845.300 equivalente a $8,8453 por acción, proponiendo como fecha de pago el día 23 de mayo de 2007.
c) Citar a Junta Extraordinaria de Accionistas para el próximo día 24 de abril de 2007, a celebrarse inmediatamente después del término de la Junta Ordinaria referida en el numeral 1) anterior, en Avda. Presidente Balmaceda N° 1398 piso décimo, Santiago, con el objeto de someter a la consideración de la Junta Extraordinaria de Accionistas la proposición del Directorio en orden a disminuir el capital social de la Compañía en M$19.512.800, así como repartir a los señores accionistas a prorrata de sus acciones dicha suma con cargo a la disminución de capital propuesta, correspondiendo $19,5128 por acción. Asimismo acordó proponer se faculte al Directorio para que fije la fecha de dicho pago.

2. Complementa Hecho Esencial, informado con fecha 12 de marzo de 2007 a la SVS.
En sesión celebrada con fecha 28 de febrero de 2007, el Directorio de la Sociedad ha acordado citar a Junta Ordinaria de Accionistas para el próximo día 24 de abril de 2007, a las 11:00 horas, en Avda. Presidente Balmaceda N° 1398 piso décimo, Santiago, para conocer y pronunciarse sobre las siguientes materias:

a) Examen Informe auditores externos, pronunciarse sobre la Memoria anual, balance y estados financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 diciembre de 2006.
b) Acordar distribución de utilidades y reparto de dividendos del ejercicio correspondiente al año 2006.
c) Revocación y renovación del Directorio.
d) Designación de Auditores Externos Independientes con el objeto de examinar la contabilidad, inventario, balance y otros estados financieros de la sociedad.
e) Designación de Clasificadores de Riesgo.
f) Fijar las remuneraciones del Directorio para el ejercicio 2007.
g) Fijar remuneración y presupuesto de gastos del Comité de Directores para el ejercicio 2007.
h) Información sobre operaciones a que se refiere el artículo 44 de la Ley de Sociedades Anónimas.
i) Otras materias de interés social y de competencia de la junta.

3. Complementa Hecho Esencial, informado con fecha 15 de marzo de 2007 a la SVS.
De acuerdo a lo establecido en los artículos 9o e inciso segundo del artículo 10° de la Ley 18.045, así como en la Norma de Carácter General N° 30 de esa Superintendencia, por medio de la presente, se viene a corregir el hecho esencial informado con fecha 28 de febrero de 2007 en lo que se refiere a la hora de celebración de la Junta citada siendo ésta a las 12:00 y no a las 11:00 como se informó en su oportunidad.

4. Con fecha 25 de abril de 2007 se informó a la SVS.

a) En Junta Extraordinaria de Accionistas de Inversiones Aguas Metropolitanas S.A., celebrada el 24 de abril de 2007, se acordó disminuir el capital social en la suma de $19.512.800.000 (diecinueve mil quinientos doce millones ochocientos mil pesos). En consecuencia, se redujo el capital de la Compañía de la suma de $461.826.632.520 (cuatrocientos sesenta y un mil ochocientos veintiséis millones seiscientos treinta y dos mil quinientos veinte pesos) a la suma de $442.313.832.520 (cuatrocientos cuarenta y dos mil trescientos trece millones ochocientos treinta y dos mil quinientos veinte pesos).
Como consecuencia de la disminución de capital, se acordó repartir a los accionistas, a prorrata de sus acciones, la suma de $19.512.800.000 (diecinueve mil quinientos doce millones ochocientos mil pesos), correspondiendo que se pague la suma de $19,5128 pesos por acción.

Inversiones Aguas Metropolitanas S.A.
Consolidado

b) En Junta Ordinaria de Accionistas de Inversiones Aguas Metropolitanas S.A., celebrada el 24 de abril de 2007, se procedió a la renovación del Directorio, eligiéndose por un período estatutario íntegro (3 años), en calidad de directores titulares y suplentes, a las siguientes personas:

Director titular	Director suplente
Ángel Simón Grimaldos	Josep Bagué Prats
Joaquín Villarino Herrera	Pedro Buttazzoni Álvarez
Jean Louis Chaussade	Albert Martínez Lacambra
Juan Antonio Guijarro Ferrer	Xavier Amorós Corbella
Herman Chadwick Piñera	Rodrigo Castro Fernández
Mario Marcel Cullel	Ignacio Guerrero Gutiérrez
Jaime Ravinet de la Fuente	Juan Toro Rivera

c) En sesión de Directorio celebrada hoy 25 de abril de 2007, se declaró constituido el Directorio y se eligió como Presidente del mismo a don Ángel Simón y como Vicepresidente a don Joaquín Villarino Herrera.
d) En la misma sesión de Directorio celebrada hoy 25 de abril de 2007, se designó a los miembros del Comité de Directores de la Compañía, el que quedó integrado por don Herman Chadwick, don Jaime Ravinet y don Joaquín Villarino Herrera.
e) Finalmente, en la misma sesión de Directorio celebrada hoy 25 de abril de 2007, se dio cuenta de la renuncia del Gerente General de la Compañía, don Albert Martínez Lacambra, y se eligió a doña Marta Colet Gonzalo en su reemplazo.

5. Con fecha 28 de junio de 2007 se informo a la SVS.
En sesión celebrada con fecha 27 de junio de 2007, el Directorio de la Sociedad fijó el día 25 de julio de 2007 como fecha de pago de la reducción de capital de $19,5128 por acción acordada en Junta Extraordinaria de Accionistas celebrada el 24 de abril de 2007.

6. Con fecha 26 de septiembre de 2007 se informo a la SVS.
Con fecha 26 de septiembre de 2007 el Directorio de la Compañía ha acordado distribuir M$ 14.530.000, a cuenta de las utilidades del año 2007, en calidad de dividendo provisorio. En razón de lo anterior, el dividendo número 7 de la Compañía, ascenderá a $14,53 por acción y será exigible a partir del 25 de octubre de 2007.

7. Con fecha 28 de septiembre de 2007 se informo a la SVS.
El directorio de la Compañía, en sesión de 29 de agosto pasado, y en atención a lo dispuesto por el artículo 44 de la Ley 18.046, considerando que los directores de Aguas Andinas S.A. señor Joaquín Villarino Herrera y señora Marta Colet Gonzalo son a su vez directores de Empresa Depuradora de Aguas Servidas Ltda., ha acordado informar a esa Superintendencia de la suscripción entre ambas empresas, el pasado 27 de septiembre, del Contrato de Operación y Mantenimiento de la Planta de Tratamiento de Aguas Servidas La Farfana.

8. Con fecha 03 de octubre de 2007 se informo a la SVS.

Mediante ORD. SVS Nº 11603 de 2 de octubre pasado, se requirió a esta Empresa informar sobre determinados aspectos relativos al Contrato de Operación y Mantenimiento de la Planta de Tratamiento de Aguas Servidas La Farfana, suscrito entre Aguas Andinas S.A. y Empresa Depuradora de Aguas Servidas Ltda.

El Contrato indicado tuvo su origen en una licitación pública internacional, de acuerdo con lo establecido en el artículo 67 del DFL MOP Nº 382/88, Ley General de Servicios Sanitarios, la que fue convocada por Aguas Andinas S.A. el 12 de mayo pasado.

Adquirieron las respectivas Bases de Licitación 9 empresas, presentando en definitiva ofertas las sociedades Cadagua S.A., Omnium de Traitment et de Valorisation S.A. (OTV) y el Consorcio formado por las empresas Degrémont S.A. y Sociedad General de Aguas de Barcelona S.A. (Agbar), siendo estas dos últimas sociedades relacionadas con Aguas Andinas S.A.

Posteriormente, el 2 de agosto de 2007, Aguas Andinas S.A. informó al referido Consorcio, quien obtuvo la mayor calificación técnica y económica, haber resultado adjudicatario de la Licitación. Lo anterior, previo acuerdo favorable del Comité de Directores de Aguas Andinas S.A. adoptado en sesión de 23 de julio de 2007 y por su Directorio, en Sesión Ordinaria Nº 351, celebrada con fecha 24 de julio de 2007. Los acuerdos indicados fueron adoptados por la unanimidad de sus miembros presentes, declarando que se trataba de una operación que se ajusta a condiciones de equidad similares a las que habitualmente prevalecen en el mercado.

Con el objeto de concurrir a la celebración del contrato, y en conformidad con las bases de licitación, Degrémont y Agbar a través de su filial en Chile Agbar Conosur Ltda., constituyeron una sociedad denominada Empresa Depuradora de Aguas Servidas Ltda. (EDAS), siendo designados en dicha sociedad como directores titulares, los directores de Aguas Andinas S.A., señor Joaquín Villarino y señora Marta Colet.

En razón de lo expuesto, la celebración del contrato con EDAS es una operación de aquellas contempladas en el artículo 44 de la Ley Nº18.046, sobre Sociedades Anónimas.

Se deja constancia que la suscripción del contrato con EDAS fue aprobada por el Comité de Directores de Aguas Andinas S.A. en Sesión de 27 de agosto de 2007 y por su Directorio, en Sesión Ordinaria Nº352 de 28 de agosto pasado. Los acuerdos indicados fueron asimismo adoptados por la unanimidad de los directores presentes, con la abstención del señor Villarino y la señora Colet.

El Contrato se celebró bajo la modalidad de serie de precios unitarios, por un valor estimado de UF 2.774.994,4 (dos millones setecientos setenta y cuatro mil novecientos noventa y cuatro coma cuatro unidades de fomento) más IVA y tendrá una duración de 60 meses a contar del 1º de Octubre de 2007, pudiendo ser prorrogado por un período consecutivo de 60 meses, en los términos que se establecen en el contrato.

Finalmente, cabe destacar que el Contrato tiene por objeto, desarrollar el servicio de operación y mantenimiento de la Planta de Tratamiento de Aguas Servidas La Farfana, de propiedad de Aguas Andinas S.A., incluyendo la totalidad de los alcances de una correcta gestión de la operación y mantenimiento de la Planta, considerando entre otros, el suministro de personal, los gastos de energía eléctrica, provisión de insumos químicos, repuestos, etc., todo en los términos contemplados en las Bases de Licitación y demás documentos del Contrato.

Inversiones Aguas Metropolitanas S.A.
Consolidado

Aguas Andinas S.A.

En Junta Ordinaria de Accionistas de Aguas Andinas S.A., celebrada el 23 de abril de 2007, se procedió a la renovación del Directorio, eligiéndose por un período estatutario íntegro (2 años), en calidad de directores titulares y suplentes, a las siguientes personas:

Director titular	Director suplente
Alfredo Noman Serrano	Juan Antonio Guijarro
Joaquín Villarino Herrera	Antoni Siurana
Arturo Vergara del Río	Marta Colet Gonzalo
José Vila Basas	Diana D'Arras
Jaime Arellano Quintana	Mario Castillo Astudillo
Mónica Singer González	Ramón Figueroa González
Carlos Mladinic Alonso	Jorge Bande Bruck

En sesión de Directorio celebrada el día 24 de abril de 2007, se declaró constituído el Directorio y se eligió como presidente del mismo a don Alfredo Noman Serrano y como Vicepresidente a don Joaquín Villarino Herrera.

En sesión de directorio celebrada el día 24 de abril de 2007 se constituyó el Comité de Directores de la Compañía, que quedó integrado por doña Mónica Singer González, don Carlos Mladinic Alonso y don Joaquín Villarino Herrera.

Con fecha 25 de septiembre de 2007 se informó a la SVS., lo siguiente:

Con fecha 25 de septiembre de 2007 el Directorio de la Compañía ha acordado distribuir M$ 30.000.062, a cuenta de las utilidades del año 2007, en calidad de dividendo provisorio. En razón de lo anterior, el dividendo número 45 de la Compañía, ascenderá a $ 4,9028 por acción y será exigible a partir del 24 de octubre de 2007.

Con fecha 28 de septiembre de 2007 se informó a la SVS., lo siguiente:

El Directorio de la Compañía, en sesión de 28 de agosto pasado, y en atención a lo dispuesto por el artículo 44 de la Ley 18.046, considerando que los directores señor Joaquín Villarino Herrera y señora Marta Colet Gonzalo son a su vez directores de Empresa Depuradora de Aguas Servidas Ltda. (EDAS), ha acordado informar a esa Superintendencia de la suscripción entre ambas empresas, el pasado 27 de septiembre, del Contrato de Operación y Mantenimiento de la Planta de Tratamiento de Aguas Servidas La Farfana.

Con fecha 03 de octubre de 2007 se informó a la Superintendencia de Valores y Seguros (SVS), lo siguiente:

Mediante ORD. SVS Nº 11602 de 2 de octubre pasado, se requirió a esta Empresa informar sobre determinados aspectos relativos al Contrato de Operación y Mantenimiento de la Planta de Tratamiento de Aguas Servidas La Farfana, suscrito entre Aguas Andinas S.A. y Empresa Depuradora de Aguas Servidas Ltda.

El Contrato indicado tuvo su origen en una licitación pública internacional, de acuerdo con lo establecido en el artículo 67 del DFL MOP N° 382/88, Ley General de Servicios Sanitarios, la que fue convocada por Aguas Andinas el 12 de mayo pasado.

Adquirieron las respectivas Bases de Licitación 9 empresas, presentando en definitiva ofertas las sociedades Cadagua S.A., Omnium de Traitment et de Valorisation S.A. (OTV) y el Consorcio formado por las empresas Degrémont S.A. y Sociedad General de Aguas de Barcelona S.A. (Agbar), siendo estas dos últimas sociedades relacionadas con Aguas Andinas S.A.

Posteriormente, el 2 de agosto de 2007, Aguas Andinas informó al referido Consorcio, quien obtuvo la mayor calificación técnica y económica, haber resultado adjudicatario de la Licitación. Lo anterior, previo acuerdo favorable del Comité de Directores de Aguas Andinas adoptado en sesión de 23 de julio de 2007 y por su Directorio, en Sesión Ordinaria N° 351, celebrada con fecha 24 de julio de 2007. Los acuerdos indicados fueron adoptados por la unanimidad de sus miembros presentes, declarando que se trataba de una operación que se ajusta a condiciones de equidad similares a las que habitualmente prevalecen en el mercado.

Con el objeto de concurrir a la celebración del contrato, y en conformidad con las bases de licitación, Degrémont y Agbar a través de su filial en Chile Agbar Conosur Ltda., constituyeron una sociedad denominada Empresa Depuradora de Aguas Servidas Ltda. (EDAS), siendo designados en dicha sociedad como directores titulares, los directores de Aguas Andinas, señor Joaquín Villarino y señora Marta Colet.

En razón de lo expuesto, la celebración del contrato con EDAS es una operación de aquellas contempladas en el artículo 44 de la Ley N°18.046, sobre Sociedades Anónimas.

Se deja constancia que la suscripción del contrato con EDAS fue aprobada por el Comité de Directores de Aguas Andinas en Sesión de 27 de agosto de 2007 y por su Directorio, en Sesión Ordinaria N°352 de 28 de agosto pasado. Los acuerdos indicados fueron asimismo adoptados por la unanimidad de los directores presentes, con la abstención del señor Villarino y la señora Colet.

El Contrato se celebró bajo la modalidad de serie de precios unitarios, por un valor estimado de UF 2.774.994,4 (dos millones setecientos setenta y cuatro mil novecientos noventa y cuatro coma cuatro unidades de fomento) más IVA y tendrá una duración de 60 meses a contar del 1° de Octubre de 2007, pudiendo ser prorrogado por un período consecutivo de 60 meses, en los términos que se establecen en el contrato.

Finalmente, cabe destacar que el Contrato tiene por objeto, desarrollar el servicio de operación y mantenimiento de la Planta de Tratamiento de Aguas Servidas La Farfana, de propiedad de Aguas Andinas S.A., incluyendo la totalidad de los alcances de una correcta gestión de la operación y mantenimiento de la Planta, considerando entre otros, el suministro de personal, los gastos de energía eléctrica, provisión de insumos químicos, repuestos, etc., todo en los términos contemplados en las Bases de Licitación y demás documentos del Contrato.

Inversiones Aguas Metropolitanas S.A.
Consolidado

Con fecha 11 de diciembre se informó a la SVS lo siguiente:

Aguas Andinas S.A, sociedad inscrita en el Registro de Valores con el N°346, en virtud de lo establecido en el artículo 9 e inciso segundo del artículo 10 de la Ley N°18.045 y en la Norma de Carácter General N°30 de esa Superintendencia, por medio de la presente comunica en carácter de hecho esencial respecto de la Sociedad, de sus negocios, de sus valores de oferta pública o de la oferta de ellos, lo siguiente:

Con esta fecha el Directorio de la Compañía ha acordado por la unanimidad de los asistentes, llevar a cabo una emisión de bonos cuyas principales características se expresan a continuación.

1. Monto máximo de la emisión : Se emitirá un monto máximo nominal de 2.500.000 unidades de fomento.

2. Plazo máximo de vencimiento de los bonos: Los bonos deberán vencer en el plazo máximo de 25 años contados desde la fecha de la escritura pública que de cuenta la emisión.

3. Uso de los fondos: Financiamiento de inversiones.

4. Otras condiciones generales: Los bonos podrán ser colocados en el mercado en general dentro de los 36 meses contados desde la inscripción de la emisión en la Superintendencia de Valores y Seguros, se emitirán desmaterializados, al portador, no tendrán garantías especiales, no serán convertibles en acciones de la Sociedad y serán pagaderos en pesos moneda nacional.

Aguas Cordillera S.A.

Con fecha 31 de agosto de 2007, se informo a la Superintendencia de Valores y Seguros la disolución de Aguas Cordillera S.A., rol único tributario N° 80.311.300-9, inscrita en el Registro de Valores de la Superintendencia de Valores y Seguros bajo el número 0369, por reunión de todas sus acciones en manos de Aguas Cordillera S.A., rol único tributario N° 96.809.310-k, Sociedad que antes giraba bajo el nombre de Comercial Orbi II S.A.

Se hace presente que en sesión de directorio de Aguas Cordillera S.A. Ex Comercial Orbi II S.A., celebrada con fecha 5 de marzo de 2007, con motivo de la disolución de la Sociedad absorbida, Aguas Cordillera S.A. Ex Comercial Orbi II S.A. se constituyó irrevocablemente en única responsable del pago de toda y cualquier obligación que directa, indirecta o eventualmente tuviere la Sociedad absorbida para con cualquier persona natural o jurídica.

Además, para los efectos previstos en los artículos 69 y 71 del Código Tributario, se dejó expresa constancia que Aguas Cordillera S.A. Ex Comercial Orbi II S.A., se hizo responsable ante el Fisco de Chile de todos los impuestos, cargas, gravámenes, contribuciones y demás obligaciones de carácter tributario.

File No. 82-35046

Análisis Razonado

Inversiones Aguas Metropolitanas S.A.
Consolidado

I.- Aspectos Generales

Inversiones Aguas Metropolitanas S.A. es controladora de Aguas Andinas S. A. y Filiales, por lo que sus operaciones a nivel consolidado corresponden a dichas empresas.

Composición Accionaria

El capital de Inversiones Aguas Metropolitanas S.A. está constituido por 1.000.000.000 acciones sin valor nominal. Al 31 de diciembre de 2007, nuestros principales accionistas son Inversiones Aguas del Gran Santiago Ltda. con un 56,60% y The Bank of New York (Banco depositario que actúa en representación de los tenedores de ADS's) con un 19,18% del total accionario.

Ingresos

Nuestros ingresos derivan principalmente de los servicios regulados que prestamos relacionados con: producción y distribución de agua potable, recolección, tratamiento y disposición de aguas servidas, otros servicios regulados (los que incluyen ingresos relacionados con cargos de corte y reposición del suministro, monitoreo de descarga de residuos industriales líquidos y cargos fijos).

Los ingresos de explotación del ejercicio 2007 ascendieron a MM$253.756, cifra superior en MM$4.434 (1,78%) a la obtenida en el año anterior. En tanto la utilidad neta de Inversiones Aguas Metropolitanas S.A. al 31 de diciembre de 2007, fue de MM$24.532 cifra superior en MM$240 (0,99%), con respecto al período anterior.

Costos y gastos operacionales

Nuestros costos y gastos operacionales están compuestos por los costos de explotación y gastos de administración y ventas. Los ítems más importantes incluidos en los costos de explotación son la depreciación, que representó un 36,2%; la externalización de ciertos servicios con contratistas, que representó un 33,1%; y personal que representó un 16,3% al cierre del ejercicio 2007. Los ítems mas importantes en los gastos de administración y ventas, son personal que representó 42,7%; servicios externalizados, que representó un 26,6%; y gastos generales, que representaron un 13,0%; en el año 2007.

Tarifas

El factor más importante que determina los resultados de nuestras operaciones y situación financiera son las tarifas que se fijan para nuestras ventas y servicios regulados. Como monopolio natural, estamos regulados por la SISS y nuestras tarifas se fijan en conformidad con la Ley de Tarifas de los Servicios Sanitarios D.F.L. N°70 de 1988.

Nuestros niveles tarifarios se revisan cada cinco años y, durante dicho período, están sujetos a reajustes adicionales ligados a un polinomio de indexación, si la variación acumulada desde el ajuste anterior es del 3,0% o superior, según cálculos realizados en función de diversos índices de inflación. Específicamente, los reajustes se aplican en función de una fórmula que incluye el Índice de Precios al Consumidor, el Índice de Precios Mayoristas de Bienes Industriales Importados y el Índice de Precios Mayoristas de Bienes Industriales Nacionales, todos ellos medidos por el Instituto Nacional de Estadísticas de Chile. Además, las tarifas están afectas a reajuste para reflejar servicios adicionales previamente autorizados por la SISS.

En el año 2005 concluyeron los procesos de negociación de tarifas, para el período 2005-2010. Las nuevas tarifas aprobadas por el Decreto N° 100 para Aguas Andinas S.A., Decreto N°149 para Aguas Manquehue S.A., Decreto N°179 para Aguas Cordillera S.A. y Decreto N°178 para Aguas Los Dominicos S.A. del Ministerio de Economía, Fomento y Reconstrucción entraron en vigencia el 1° de Marzo de 2005, 19 mayo de 2005, 30 de Junio de 2005 y 30 de Junio de 2005, respectivamente.



Riesgo de mercado

Nuestras empresas presentan una favorable situación en términos de riesgo, la que se debe principalmente a las características particulares del sector sanitario. Nuestro negocio es estacional y los resultados de la explotación pueden variar de un trimestre a otro. Tendemos a registrar los mayores niveles de demanda e ingresos durante los meses de verano (diciembre a marzo) y los menores niveles de demanda e ingresos durante los meses de invierno (junio a septiembre). En general, la demanda de agua es mayor en los meses más cálidos que en los más templados, debido principalmente a las necesidades adicionales de agua que generan los sistemas de irrigación y otros usos externos de agua.

Las condiciones climatológicas adversas pueden eventualmente afectar la óptima entrega de servicios sanitarios, esto porque los procesos de captación y producción de agua potable dependen en gran medida de las condiciones climatológicas que se desarrollan en las cuencas hidrográficas. Factores tales como las precipitaciones meteorológicas (nieve, granizo, lluvia, niebla), la temperatura, la humedad, el arrastre de sedimentos, los caudales de los ríos y las turbiedades, determinan la cantidad, calidad y continuidad de aguas crudas disponibles en cada bocatoma posible de tratar en una planta de tratamiento de agua potable. En caso de sequía, contamos con importantes reservas de agua que mantenemos en el Embalse El Yeso, Laguna Negra y Lo Encañado, además de los planes de contingencia que hemos desarrollado, los cuales nos permiten disminuir los eventuales impactos negativos que pudieran generar condiciones climatológicas adversas para nuestras operaciones.

Inversiones de capital

Una de las variables que más incide en el resultado de nuestras operaciones y situación financiera son las inversiones de capital. Éstas son de dos tipos:

Inversiones comprometidas. Tenemos la obligación de acordar un plan de inversiones con la SISS, en el que se describen las inversiones que debemos realizar durante los 15 años siguientes a la fecha en la que el plan de inversiones correspondiente entra en vigor. Específicamente, el plan de inversiones refleja un compromiso de nuestra parte para llevar a cabo ciertos proyectos relacionados con el mantenimiento de ciertas normas de calidad y cobertura. El plan de inversiones mencionado está sujeto a revisión cada cinco años, pudiendo solicitar efectuar modificaciones cuando se verifican ciertos hechos relevantes.

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidado

Fechas de aprobación actualización planes de desarrollo de filiales.

Aguas Andinas S.A.		
Gran Santiago	:	23 de mayo de 2006 y 19 de febrero de 2007
Localidades	:	mayo a agosto de 2006
Aguas Cordillera S.A.		
Las Condes	:	10 de mayo de 2006
Aguas Los Dominicos S.A.		
Los Dominicos	:	10 de mayo de 2006
Aguas Manquehue S.A.		
Manquehue	:	12 de mayo de 2006
Localidades	:	28 de diciembre de 2006

Inversiones no comprometidas. Las inversiones no comprometidas son aquellas que no están contempladas en el plan de inversiones y que realizamos voluntariamente a fin de asegurar la calidad de nuestros servicios y reemplazar activos obsoletos. Éstos, en general, dicen relación con el reemplazo de infraestructura de la red y otros activos, la adquisición de derechos de aprovechamiento de agua y las inversiones en negocios no regulados, entre otros.

En conformidad con las normas chilenas, se capitalizan los intereses sobre inversiones de capital en obras en ejecución. En consecuencia, los cambios que sufre nuestro plan de inversiones de capital afecta el monto de gastos en intereses abonados en los estados de resultados, consignado como obras en ejecución en la partida "Activos Fijos" de nuestro balance.

II.- Análisis Comparativo y Explicación de Variaciones

Balances Generales

La composición de los activos y pasivos es la siguiente:

Activos	Diciembre 2007 MM$	Diciembre 2006 MM$	Variación Dic.2007 Dic.2006 %
Activos Circulantes	68.025	56.544	20,30
Activos Fijos Netos	647.993	646.759	0,19
Otros Activos	394.818	419.444	(5,87)
Totales	**1.110.836**	**1.122.747**	**(1,06)**

Inversiones Aguas Metropolitanas S.A.
Consolidado

Activos

El activo circulante presenta un mayor valor de MM$11.481, en relación al ejercicio anterior, debido principalmente al aumento en valores negociables por MM$9.790, explicado básicamente por inversión en fondos mutuos, deudores por venta por MM$ 2.415 y existencias por MM$ 385, compensado parcialmente por la disminución en documentos por cobrar en MM$ 2.112.

El activo fijo de la empresa ha experimentado un aumento mínimo de 0,19% respecto a igual fecha del ejercicio anterior, pasando de MM$646.759 a MM$647.993. Esta variación se explica por movimientos en activo fijo bruto, mayores inversiones y compensados por los correspondientes aumentos en depreciaciones, según se explicita a continuación.

Los principales aumentos del activo fijo bruto están en el rubro Construcciones y obras de infraestructura por MM$12.807, Máquinas y equipos por MM$401 y Terrenos por MM$380, debido a las inversiones que se han realizado en equipos operacionales, infraestructura sanitaria y de apoyo.

El gasto por depreciación a Diciembre 2007 asciende a MM$36.115, cifra superior en un 0,83% (MM$296) a la registrada en el ejercicio 2006 por MM$35.819, explicada básicamente por aquellos activos que han entrado en operaciones durante el último año. Adicionalmente, debido a éstas y las obras realizadas en años anteriores, es que la depreciación acumulada se incrementó en MM$12.347, respecto al ejercicio anterior (2,0%).

En Otros Activos se observa una disminución de MM$24.626 explicada principalmente por la disminución del menor valor de inversión en MM$ 27.450, compensado parcialmente por el aumento en impuestos diferidos (MM$3.099). Adicionalmente, se produjo una disminución en intangibles netos por MM$1.257, explicados por las amortizaciones efectuadas en el ejercicio.

Pasivos	Diciembre 2007 MM$	Diciembre 2006 MM$	Variación Dic.2007 Dic.2006 %
Pasivos Circulantes	78.125	98.679	(20,83)
Pasivos Largo Plazo	328.361	309.013	6,26
Pasivo Exigible	406.486	407.692	(0,30)
Interés Minoritario	215.977	209.550	3,07
Patrimonio	488.373	505.505	(3,39)
Totales	**1.110.836**	**1.122.747**	**(1,06)**

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidado

Pasivos

Los pasivos circulantes, comparados con el ejercicio anterior, disminuyeron en MM$20.554, principalmente debido a la disminución de Obligaciones con bancos de corto plazo por MM$19.365, Obligaciones con bancos de largo plazo, porción corto, por MM$13.412, debido al refinanciamiento bancario realizado el primer semestre del año, compensado parcialmente por el aumento en Obligaciones con el público MM$5.294 (traspaso del largo al corto plazo) e ingresos percibidos por adelantado MM$2.148, correspondientes a pagos anticipados de convenios con urbanizadores.

Los pasivos a largo plazo tuvieron una variación positiva de MM$19.348 comparado con el ejercicio anterior, debido principalmente al aumento de Obligaciones con bancos por MM$30.345, como parte del refinanciamiento antes mencionado, y el aumento en documentos por pagar en MM$10.387, correspondientes a aportes financieros reembolsables, compensado parcialmente por la disminución de Obligaciones con el público por MM$19.211, producto de traspasos al corto plazo en el ejercicio y la disminución del impuesto diferido por MM$ 3.950 (debido a efectos de la fusión de sociedades filiales).

El patrimonio comparado con el ejercicio 2006, tuvo una variación negativa de MM$17.132, explicado principalmente por la disminución de capital por MM$19.513 acordada en el mes de abril, este efecto se ve compensado por el aumento en Otras Reservas.

Indicadores Financieros		Diciembre 2007	Diciembre 2006	Variación Dic.2007 Dic.2006 %
Liquidez				
Liquidez corriente	(veces)	0,87	0,57	52,63
Razón ácida	(veces)	0,14	0,01	1300,00
Endeudamiento				
Endeudamiento	(%)	83,23	80,65	3,20
Deuda corto plazo	(%)	19,22	24,20	(20,58)
Deuda largo Plazo	(%)	80,78	75,80	6,57
Cobertura Gtos. financieros	(veces)	3,52	3,46	1,73
Actividad				
Rotación inventarios	(veces)	49,75	70,23	(29,16)
Permanencia inventarios	(días)	7,24	5,13	41,13
Rentabilidad				
Rentabilidad del patrimonio (promedio)	(%)	4,94	4,65	6,24
Rentabilidad de activos (promedio)	(%)	2,20	2,11	4,27
Rentabilidad activos Operacionales (promedio)	(%)	17,48	17,57	(0,51)
Utilidad por acción	($)	24,53	24,29	0,99
Retorno de dividendos	(%)	3,67	3,08	19,48

Inversiones Aguas Metropolitanas S.A.
Consolidado

A Diciembre de 2007, la liquidez corriente aumentó en 52,63%, debido principalmente al aumento de los activos circulantes en 20,30% y la disminución de □

El nivel de endeudamiento tuvo un leve aumento de 3,20%, debido a la reducción de capital ocurrida durante el presente ejercicio.

Para el cálculo de rentabilidad de los activos operacionales se ha considerado el resultado de explotación dividido por la sumatoria del activo fijo (promedio) y los intangibles netos (promedio). Este indicador disminuyó en un 0,51%, producto básicamente del aumento de los activos operacionales.

La rentabilidad del patrimonio promedio presenta un aumento del 6,24%, esto se debe principalmente a la disminución del patrimonio de un 3,39%.

El retorno de dividendos aumentó en un 19,48%, debido al aumento en el pago de dividendos de un 17,40% y a la disminución del precio de la acción en un 9,17%.

Estado de Resultados

	Diciembre 2007 MM$	Diciembre 2006 MM$	Variación Dic.2007 Dic.2006 %
Ingresos de explotación	253.756	249.322	1,78
Costos de explotación	(98.495)	(98.375)	0,12
Gastos de administración y ventas	(35.061)	(30.093)	16,51
Resultado de explotación	120.200	120.854	(0,54)
Resultado fuera de explotación	(26.991)	(32.100)	(15,92)
Resultado del ejercicio	24.532	24.292	0,99
Gastos financieros	(17.765)	(17.798)	(0,19)
RAIIDAIE	100.989	99.608	1,39

(RAIIDAIE resultado antes de impuesto, depreciación, amortización e intereses)

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidado

Ingresos de Explotación

Al cierre del año 2007, Inversiones Aguas Metropolitanas Consolidado obtuvo MM$253.756 de ingresos, cifra superior en MM$4.434 (1,78%) a la obtenida al cierre del año 2006. La variación anterior se obtiene con la siguiente composición de ingresos:

Valores en MM$ de Dic de 2007	2007		2006	
	MM$	%	MM$	%
Agua Potable	115.886	45,7	115.386	46,3
Aguas Servidas	106.032	41,8	105.546	42,3
Otros Ingresos Regulados	8.007	3,1	10.059	4,0
Negocios No Regulados	23.831	9,4	18.331	7,4
Total	**253.756**	**100,0**	**249.322**	**100,0**

En el rubro de prestaciones reguladas, las principales variaciones son:

Agua Potable: en esta línea se consideran los servicios de producción y distribución de agua potable. Estos servicios presentan un aumento de MM$500, producto de un mayor volumen de venta de +2,0 millones de m3. Lo anterior se explica por un crecimiento de clientes promedio (+2,8%) compensado con menores consumos promedio unitarios (-2,3%).

Aguas Servidas: en esta línea se consideran los servicios de recolección, tratamiento, disposición e interconexión de aguas servidas. Estos servicios presentan un aumento de MM$485 (+0,5%) producto de: i) un mayor ingreso en tratamiento MM$529 (MM$41.167 del año 2007, respecto a los MM$40.638 del 2006) debido a una mayor tarifa media aplicada +1,4%, ii) un mayor ingreso en recolección en MM$208 (MM$53.331 del año 2007, respecto a los MM$53.123 del año 2006) debido a una mayor tarifa media aplicada +0,3%, junto con un mayor volumen de venta de +0,6 millones de m^3, y iii) un menor ingreso en interconexiones de aguas servidas MM$(251) (MM$11.534 del año 2007 respecto de los MM$11.785 del 2006) debido a una menor tarifa media -3,5% aplicada compensados por un mayor volumen de venta de 1,6 millones de m^3. Las variaciones en las tarifas medias se explican por el efecto acumulado de indexaciones durante el 2006 y 2007.



Inversiones Aguas Metropolitanas S.A.
Consolidado

Otros Ingresos Regulados: en esta línea se considera el cargo fijo de clientela, los servicios de corte y reposición del suministro, el control de descargas de residuos líquidos de industriales y provisiones de consumos no facturados y de descuentos por convenios de pago. Estos ingresos presentan una disminución de MM$2.052 explicados principalmente por menores provisiones de ingresos.

En el caso de las prestaciones no reguladas presentan un aumento de MM$5.500, explicadas por:

Servicios Sanitarios: aumento de MM$1.229, asociados a un mayor crecimiento de ventas en servicios de instalaciones de conexiones domiciliarias, reparaciones, calibraciones y reglamentaciones de servicios.

Servicios No Sanitarios: aumento de MM$2.620 en ventas de materiales de redes de agua (Gestión y Servicios); de MM$1.470 en servicio de operación de plantas de tratamiento de residuos líquidos y de tratamiento de excesos de carga orgánica a industriales (EcoRiles, por nuevos contratos) y de MM$181 en ventas de servicios de laboratorio (muestreo y análisis, ANAM).

Costos de Operación:

Al cierre del ejercicio 2007, los costos de Inversiones Aguas Metropolitanas Consolidado fueron MM$133.556, cifra superior en MM$5.088 (4,0%) a la devengada en el año 2006. La variación anterior se obtiene de la siguiente forma:

Los costos de explotación aumentaron en MM$120 (0,1%) llegando a MM$98.495, en comparación con los MM$98.375 del año anterior. Esta variación se explica por mayores costos de productos no regulados y por menores costos en servicios para actividades reguladas de las filiales sanitarias.

Los gastos de administración y ventas presentan un incremento de MM$4.968 (16,5%), llegando a MM$35.061, en comparación con los MM$30.093 del ejercicio anterior. Esto se explica básicamente por mayores gastos en incobrables y programas de retiros e indemnizaciones al personal.

Resultado de Explotación

Debido a los factores indicados precedentemente, el Resultado de Explotación de Inversiones Aguas Metropolitanas Consolidado al cierre del 2007 ascendió a MM$120.200, cifra inferior en MM$653 al resultado obtenido en año 2006. Como porcentaje de los ingresos netos, el margen aumentó desde un 60,54% en el año 2006 a un 61,19% en el año 2007.

Resultado Fuera de Explotación

El Resultado Fuera de Explotación de Inversiones Aguas Metropolitanas Consolidado aumentó en MM$5.109 (MM$26.991 en el 2007 en comparación con los MM$32.100 del 2006), Lo anterior se explica por la combinación del incremento de la corrección monetaria MM$4.405 y menores otros egresos no operacionales por MM$1.184 compensado parcialmente por menores ingresos financieros de MM$525 (derivados de menores intereses percibidos).



File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidado

Impuesto a la Renta
La provisión de impuesto a la renta en año 2007 es superior a la acumulada a Diciembre del año anterior en MM$797, asociado al mayor resultado antes de impuesto.

Utilidad del Ejercicio
Debido a los factores indicados precedentemente, el Resultado Neto de Inversiones Aguas Metropolitanas Consolidado al cierre del ejercicio 2007 ascendió a MM$24.532, cifra superior en MM$240 al resultado obtenido en el año 2006.

Análisis del estado de flujo de efectivo
Los principales rubros del estado de flujo de efectivo, son los siguientes:

Estado de Flujo de Efectivo Directo

Millones de $	Dic-07	Dic-06	Variación Dic-07 Dic-06 %
Flujo neto de operación	136.526	126.527	7,90
Flujo neto de financiamiento(89.240)	(115.337)	(22,63)	
Flujo neto de inversión	(36.908)	(35.570)	3,76
Flujo neto del ejercicio	10.378	(24.380)	(142,57)
Saldo final de efectivo	**10.844**	**1.373**	**689,80**

El flujo originado por actividades de la operación tuvo una variación positiva de MM$9.999 en relación al ejercicio anterior, siendo las principales variaciones el aumento en la recaudación de deudores por ventas en MM$3.471, la disminución en pagos a proveedores por MM$3.235 e intereses pagados MM$3.481.

Inversiones Aguas Metropolitanas S.A.
Consolidado

El flujo de financiamiento negativo disminuyó en MM$26.097 en comparación con el ejercicio 2006, las principales variaciones corresponden a la disminución de la obtención de préstamos por MM$33.204, mayor pago de dividendos por MM$3.483, compensado por una disminución de repartos de capital en MM$16.718, menor pago de préstamos por MM$41.430 y menor pago de obligaciones con el público por MM$5.144.

El flujo por actividades de inversión tuvo un aumento de MM$1.338, debido principalmente a una menor incorporación de activos fijos por MM$7.633 y una mayor venta de activos fijos por MM$5.456, compensados por una disminución en venta de inversiones permanentes por MM$13.330 y mayores desembolsos de otros flujos de financiamiento por MM$1.401.

Diferencia entre valor libro y valor económico de los principales activos.

Los activos fijos se presentan valorizados de acuerdo a principios y normas de contabilidad generalmente aceptados y normas impartidas por la Superintendencia de Valores y Seguros, por lo tanto, se estima que no deberían existir diferencias significativas entre el valor económico o de mercado y el valor libro de los activos, teniendo en consideración, adicionalmente, lo señalado en la Nota 2j) de los estados financieros al 31 de diciembre de 2007.

No obstante lo anterior, la filial Aguas Andinas S.A. mantiene registrados sesenta y ocho terrenos que fueron traspasados a título gratuito por el Fisco de Chile y se encuentran contabilizados a $1. También existen activos fijos con su vida útil contable agotada, razón por la que se presentan valorizados a $1, aún cuando siguen en operación.

Además existen transferencias, que constituyen aportes de terceros, y se rigen por la normativa del D.F.L. N° 70 del Ministerio de Obras Públicas de 1988 y lo señalado en el Artículo N° 36 del respectivo Reglamento del D.S. MINECON N°453 de 1989 las que se encuentran explicadas en Nota 32.

La Filial Aguas Andinas S.A. cuenta con derechos de agua en diversas fuentes naturales, entre las que se destacan Laguna Negra, Laguna Lo Encañado y Quebrada de Ramón. Estos derechos fueron adquiridos a título gratuito y contablemente no se les ha asignado valor.

Por otra parte, la producción de caudales de origen subterráneo se abastece de diversos pozos emplazados en la Región Metropolitana, para cuya operación las filiales Sanitarias cuenta con las concesiones de derechos de agua que le fueran otorgadas a título gratuito, por la Dirección General de Aguas dependiente del Ministerio de Obras Públicas.

Para resumir y como se indicó anteriormente las filiales no tienen diferencias significativas entre el valor económico o de mercado y el valor libro a excepción de lo señalado en los párrafos anteriores. Los principales activos de la Sociedad corresponden a obras de infraestructura sanitaria, las cuales tienen un giro exclusivo y son registradas según los Principios Contables Generalmente Aceptados en Chile.

Inversiones Aguas Metropolitanas S.A.
Consolidado

Análisis de mercado

La Sociedad no presenta variación en el mercado en que participa debido a que por la naturaleza de sus servicios y la normativa legal vigente, no tiene competencia en su área de concesión.

Aguas Andinas S.A. cuenta con una cobertura del 100% en agua potable, del 98,4% de servicio de alcantarillado y cerca del 72% en tratamiento de aguas servidas.

Aguas Cordillera S.A. cuenta con una cobertura del 100% en agua potable y un 98,6% de servicio de alcantarillado.

Aguas Dominicos S.A. cuenta con una cobertura del 99,9% en agua potable y un 97,6% de servicio de alcantarillado.

Aguas Manquehue S.A. cuenta con una cobertura del 100,0% en agua potable y un 99,3% de servicio de alcantarillado.

Volúmenes de Ventas

	2007	2006	Var (%)
(valores en miles de m^3 facturados)			
Agua Potable	479.345	477.394	0,4
Recolección de aguas servidas	471.896	471.328	0,1
Tratamiento y Disposición AS	407.029	407.255	(0,1)
Servicios de Interconexión AS	114.053	112.433	1,4

Clientes (*)

	2007	2006	Var (%)
(cifras al 31 de Dic.)			
Agua Potable	1.597.537	1.550.008	3,1
Recolección AS	1.569.392	1.520.662	3,2

(*) Corresponden a personas naturales o jurídicas que reciben servicios sanitarios asociados a agua potable o bien a aguas servidas.

Inversiones Aguas Metropolitanas S.A.
Consolidado

Aspectos financieros

Riesgos de Moneda: nuestros ingresos se encuentran en gran medida vinculados a la evolución de la moneda local. Es por ello, que nuestra deuda se encuentra emitida principalmente en esta misma moneda, por lo que no mantenemos deudas significativas en moneda extranjera.

Tasa de interés: al 31 de diciembre de 2007 el riesgo de la tasa de interés, que mantiene la filial Aguas Andinas S.A., está conformada por un 75% a tasa fija y un 25% a tasa variable. La deuda a tasa fija la componen: la emisión de bonos a corto y largo plazo (82%) y aportes financieros reembolsables (18%), en tanto que la deuda a tasa variable corresponde a créditos con bancos nacionales.

Al 31 de diciembre de 2006 el riesgo de la tasa de interés, que mantenía la filial Aguas Andinas S.A., estaba conformada por un 80% a tasa fija y un 20% a tasa variable. La deuda a tasa fija la componen: la emisión de bonos a corto y largo plazo (80%), préstamos bancarios nacionales 7% y aportes financieros reembolsables (13%), en tanto que la deuda a tasa variable corresponde a créditos con bancos nacionales.

La Sociedad mantiene una política de monitoreo y gestión de la tasa de interés, que con el objetivo de optimizar el costo de financiamiento, evalúa permanentemente los instrumentos de cobertura disponibles en el mercado financiero.

Toda esta favorable situación, ha significado para la Sociedad Matriz que Feller Rate nos haya asignado una clasificación de solvencia AA y una clasificación a nuestras acciones de primera clase nivel 2; asimismo Humphreys también ha asignado a nuestras acciones una clasificación de primera clase nivel 2.

Para la filial Aguas Andinas S.A. las clasificadoras de riesgo han asignado para la deuda de largo plazo una clasificación de riesgo de AA+. En el caso de las acciones, Feller Rate nos asignó una clasificación de primera clase nivel 3, mientras que ICR nos entregó una clasificación de primera clase nivel 2.



[redacted]

Estados Financieros Individuales

Al 31 de diciembre de 2007 y 2006

File No. 82-35046

Deloitte
Auditores y Consultores Ltda.
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8, 9 y 13
Providencia, Santiago
Chile
Fono: (56-2) 729 7000
Fax: (56-2) 374 9177
E-mail: deloittechile@deloitte.com
www.deloitte.com

Informe de los Auditores Independientes

A los señores Accionistas y Directores de
Inversiones Aguas Metropolitanas S.A.

Hemos auditado los balances generales de Inversiones Aguas Metropolitanas S.A. al 31 de diciembre de 2007 y 2006 y los correspondientes estados de resultados y de flujo de efectivo por los años terminados en esas fechas. La preparación de dichos estados financieros (que incluyen sus correspondientes notas) es responsabilidad de la administración de Inversiones Aguas Metropolitanas S.A. Nuestra responsabilidad consiste en emitir una opinión sobre estos estados financieros, basada en las auditorías que efectuamos. El Análisis Razonado y los Hechos Relevantes adjuntos no forman parte integrante de estos estados financieros; por lo tanto, este informe no se extiende a los mismos.

Nuestras auditorías fueron efectuadas de acuerdo con normas de auditoría generalmente aceptadas en Chile. Tales normas requieren que planifiquemos y realicemos nuestro trabajo con el objeto de lograr un razonable grado de seguridad de que los estados financieros están exentos de errores significativos. Una auditoría comprende el examen, a base de pruebas, de evidencias que respaldan los importes e informaciones revelados en los estados financieros. Una auditoría también comprende una evaluación de los principios de contabilidad utilizados y de las estimaciones significativas hechas por la administración de la Sociedad, así como una evaluación de la presentación general de los estados financieros. Consideramos que nuestras auditorías constituyen una base razonable para fundamentar nuestra opinión.

Los mencionados estados financieros han sido preparados para reflejar la situación financiera individual de Inversiones Aguas Metropolitanas S.A., a base de los criterios descritos en Nota 2, antes de proceder a la consolidación línea a línea de los estados financieros de la Filial detallada en Nota 8. En consecuencia, para su adecuada interpretación, estos estados financieros individuales deben ser leídos y analizados en conjunto con los estados financieros consolidados de Inversiones Aguas Metropolitanas S.A. y Filial, los que son requeridos por los principios de contabilidad generalmente aceptados en Chile.

En nuestra opinión, los mencionados estados financieros individuales presentan razonablemente, en todos sus aspectos significativos, la situación financiera de Inversiones Aguas Metropolitanas S.A. al 31 de diciembre de 2007 y 2006 y los resultados de sus operaciones y el flujo de efectivo por los años terminados en esas fechas, de acuerdo con los principios descritos en Nota 2.

Deloitte

Enero 29, 2008, excepto Nota 20 cuya fecha es
febrero 1°, 2008

Amelia Hernández H.
RUT: 7.015.085-9

Balances Generales

Inversiones Aguas Metropolitanas S.A.
Individual

Al 31 de diciembre de 2007 y 2006 Activos	2007 M$	2006 M$
Activos circulantes		
Disponible	2.507	7.509
Valores negociables (neto)	605.659	141.868
Deudores varios (neto)	6.080	1.779
Documentos y cuentas por cobrar empresas relacionadas	163.195	1.146.214
Impuestos por recuperar	-	98.631
Gastos pagados por anticipado	16.622	-
Otros activos circulantes	-	642.436
Total activos circulantes	**794.063**	**2.038.437**
Activos fijos		
Maquinarias y equipos	32.119	9.539
Otros activos fijos	3.735	4.011
Depreciación acumulada	(9.060)	(5.491)
Total activos fijos	**26.794**	**8.059**
Otros activos		
Inversiones en empresas relacionadas	216.851.881	210.398.954
Menor valor de inversiones	271.348.419	294.441.902
Intangibles	8.222	8.222
Amortización	(2.741)	(687)
Total otros activos	**488.205.781**	**504.848.391**
Total activos	**489.026.638**	**506.894.887**

Las notas adjuntas números 1 al 21 forman parte integral de estos estados financieros individuales.

Inversiones Aguas Metropolitanas S.A.
Individual

Al 31 de diciembre de 2007 y 2006 Pasivo y Patrimonio	2007 M$	2006 M$
Pasivos circulantes		
Cuentas por pagar	941	6.347
Acreedores varios	4.120	-
Documentos y cuentas por pagar empresas relacionadas	-	997.745
Provisiones	346.217	130.479
Retenciones	10.675	65.598
Impuesto a la renta	122.299	-
Impuestos diferidos	11.969	13.199
Otros pasivos circulantes	-	3.960
Total pasivos circulantes	**496.221**	**1.217.328**
Pasivos a largo plazo		
Impuestos Diferidos a Largo Plazo	157.800	172.479
Total pasivos largo plazo	**157.800**	**172.479**
Patrimonio		
Capital pagado	475.181.646	496.001.804
Otras reservas	3.446.893	3.252
Utilidades acumuldas	62.089	326.436
Utilidad del ejercicio	24.531.649	24.291.715
Dividendos provisorios	(14.849.660)	(15.118.127)
Total patrimonio	**488.372.617**	**505.505.080**
Total pasivos y patrimonio	**489.026.638**	**506.894.887**

Las notas adjuntas números 1 al 21 forman parte integral de estos estados financieros individuales.

File No. 82-35046

Estados de Resultados

Inversiones Aguas Metropolitanas S.A.
Individual

Al 31 de diciembre de 2007 y 2006	2007 M$	2006 M$
Resultado de explotación		
Ingresos de explotación	-	3.512.153
Costos de explotación	-	(3.220.301)
Margen de explotación	**-**	**291.852**
Gastos de administración y ventas	(1.117.288)	(662.441)
Total resultado de explotación	**(1.117.288)**	**(370.589)**
Resultado fuera de la explotación		
Ingresos financieros	246.631	241.105
Utilidad inversiones empresas relacionadas	48.628.830	45.872.479
Otros ingresos fuera de la explotación	11.844	1.678.963
Amortización menor valor de inversiones	(23.093.482)	(23.076.331)
Gastos financieros	(3.530)	(7.622)
Otros egresos fuera de la explotación	(3.363)	(173.343)
Corrección monetaria	(34.194)	74.605
Diferencias de cambio	6.468	51.320
Total resultado fuera de explotación	**25.759.204**	**24.661.176**
Resultado antes de impuesto a la renta	**24.641.916**	**24.290.587**
Impuesto a la renta	(110.267)	1.128
Utilidad del ejercicio	**24.531.649**	**24.291.715**

Las notas adjuntas números 1 al 21 forman parte integral de estos estados financieros individuales.

Estados de Flujo de Efectivo

Inversiones Aguas Metropolitanas S.A.
Individual

Al 31 de diciembre de 2007 y 2006	2007 M$	2006 M$
Flujo neto originado por actividades de la operación		
Recaudación de deudores por ventas	1.159.493	4.246.331
Ingresos financieros percibidos	246.177	254.075
Dividendos y otros repartos percibidos	45.284.053	44.827.405
Otros ingresos percibidos	58.765	55.695
Pago a proveedores y personal	(1.929.326)	(4.587.315)
Intereses pagados	93.494	(887)
Impuesto a la renta pagado	(7.425)	(198.129)
Otros gastos pagados	(7.117)	(4.036)
Impuesto al valor agregado y otros similares pagados	(1.484.060)	(2.060.674)
Flujo neto originado por actividades de operación	**43.414.054**	**42.532.465**
Flujo neto originado por actividades de financiamiento		
Pago de dividendos	(23.501.961)	(20.019.272)
Repartos de capital	(19.703.716)	(36.421.859)
Flujo neto originado por actividades de financiamiento	**(43.205.677)**	**(56.441.131)**
Flujo neto originado por actividades de inversión		
Ventas de inversiones permanentes	-	13.328.054
Incorporación de activos fijos	(22.368)	(17.759)
Flujo neto originado por actividades de inversión	**(22.368)**	**13.310.295**
Flujo neto total positivo (negativo) del ejercicio	**186.009**	**(598.371)**
Efecto de la inflación sobre el efectivo y efectivo equivalente	(369.656)	(189.901)
Variación neta del efectivo y efectivo equivalente	**(183.647)**	**(788.272)**
Saldo inicial de efectivo y efectivo equivalente	791.813	1.580.085
Saldo final del el efectivo y efectivo equivalente	**608.166**	**791.813**

Las notas adjuntas números 1 al 21 forman parte integral de estos estados financieros individuales.

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Individual

Conciliación entre el flujo neto originado por actividades de la operación y la utilidad del ejercicio

Al 31 de diciembre de 2007 y 2006	2007 M$	2006 M$
Utilidad del ejercicio	**24.531.649**	**24.291.715**
Resultado en venta de activos	**-**	**(1.674.116)**
Utilidad en venta de inversiones	-	(1.674.116)
Cargos (abonos) a resultado que no representan flujo de efectivo		
Depreciación del ejercicio	3.845	1.479
Amortización de intangibles	2.055	686
Utilidad devengada en inversiones en empresas relacionadas	(48.628.830)	(45.872.479)
Amortización mayor valor de inversiones	23.093.482	23.076.331
Corrección monetaria neta	34.194	(74.605)
Diferencia de cambio neta	(6.468)	(51.320)
Otros abonos a resultado que no representan flujo de efectivo	(11.844)	-
Otros cargos a resultado que no representan flujo de efectivo	-	344.078
Total cargos (abonos) a resultado que no representan flujo de efectivo	**(25.513.566)**	**(22.575.830)**
Variación de activos que afectan al flujo de efectivo (aumentos) disminución		
Deudores por ventas	1.159.493	700.356
Otros activos	45.263.062	44.641.345
Total variación de activos que afectan al flujo de efectivo (aumentos) disminución	**46.422.555**	**45.341.701**
Variación de pasivos que afectan al flujo de efectivo aumentos (disminución)		
Cuentas por pagar relacionadas con el resultado de la explotación	(836.711)	(625.413)
Impuesto a la renta por pagar (neto)	196.337	(203.493)
Otras cuentas por pagar relacionadas con el resultado fuera de explotación	79.079	-
Impuesto al valor agregado y otros similares por pagar	(1.465.289)	(2.022.099)
Total variación de pasivos que afectan al flujo de efectivo aumentos (disminución)	**(2.026.584)**	**(2.851.005)**
Flujo neto originado por actividades de la operación	**43.414.054**	**42.532.465**

Las notas adjuntas números 1 al 21 forman parte integral de estos estados financieros individuales.

Notas a los Estados Financieros

Inversiones Aguas Metropolitanas S.A.
Individual

1.- Inscripción en el registro de valores

La Sociedad se encuentra inscrita en el Registro de Valores de la Superintendencia de Valores y Seguros bajo el número 912, y está bajo la fiscalización de dicha Superintendencia.

2.- Criterios contables aplicados

a) Período contable

Los presentes estados financieros individuales corresponden a los ejercicios comprendidos entre el 01 de enero y el 31 de diciembre de 2007 y 2006, respectivamente.

b) Bases de preparación

La Sociedad presenta los estados financieros individuales sobre la base de principios contables generalmente aceptados en Chile emitidos por el Colegio de Contadores de Chile A.G. y normas impartidas por la Superintendencia de Valores y Seguros, excepto por las inversiones en filiales, las que están registradas en una sola línea del balance general a su valor patrimonial proporcional y, por lo tanto, no han sido consolidadas línea a línea. Este tratamiento no modifica el resultado neto del ejercicio ni el patrimonio.

En el caso que existan discrepancias entre los principios contables generalmente aceptados en Chile emitidos por el Colegio de Contadores de Chile A.G. y las normas impartidas por la Superintendencia de Valores y Seguros, para la Sociedad primarán las normas impartidas por la Superintendencia sobre las primeras.

Estos estados financieros han sido emitidos sólo para efectos de hacer un análisis individual de la Sociedad y, en consideración a ello, deben ser leídos en conjunto□

c) Bases de presentación

Para fines comparativos, los estados financieros al 31 de diciembre de 2006 y sus respectivas notas, se presentan actualizados extracontablemente en un 7,4%. Dicho porcentaje corresponde a la variación del Indice de Precios al Consumidor, comprendida entre los últimos doce meses, con desfase de un mes.

Para efectos comparativos algunas partidas de los estados financieros de 2006, han sido reclasificadas.

d) Corrección monetaria

Los estados financieros han sido actualizados mediante la aplicación de normas de corrección monetaria, de acuerdo con los principios contables generalmente aceptados en Chile, con el objeto de reflejar la variación en el poder adquisitivo de la moneda en los ejercicios comprendidos entre el 01 de enero y el 31 de diciembre de 2007 y 2006, correspondiente a un 7,4% y un 2,1% respectivamente, con desfase de un mes. Además los saldos de las cuentas de resultado fueron ajustados monetariamente para expresarlos a valores de cierre.

Inversiones Aguas Metropolitanas S.A.
Individual

e) Bases de conversión

Los activos y pasivos en unidades de fomento y/o monedas extranjeras, se presentan a los respectivos valores y/o tipos de cambio vigentes al cierre de cada ejercicio de acuerdo a las siguientes paridades:

	2007 $	2006 $
Dólar Estadounidense	496,89	532,39
Unidad de Fomento	19.622,66	18.336,38
Euro	730,94	702,08

f) Valores negociables

Las inversiones en cuotas de fondos mutuos se presentan valorizadas al valor de rescate de dichas cuotas a la fecha de cierre de los estados financieros.

g) Operaciones con pacto de retroventa

La adquisición de títulos con compromiso de retroventa fueron valorizados como inversiones de renta fija y se presentan en el rubro Otros activos circulantes, de acuerdo con la circular N° 768 de la Superintendencia de Valores y Seguros.

h) Activo fijo

El activo fijo se presenta a su valor de adquisición, más la corrección monetaria respectiva.

i) Depreciación activo fijo

La depreciación ha sido calculada en forma lineal sobre los valores reajustados, teniendo en consideración los años de vida útil restante de los respectivos bienes.

j) Intangibles

En este rubro se presentan los software al costo de adquisición corregidos monetariamente, conforme a la normativa contenida en el Boletín Técnico N°55 del Colegio de Contadores de Chile A.G.

El período de amortización de los software es de 4 años contados desde la fecha de adquisición, por cuanto se estima que otorgarán beneficios en dicho período.



Inversiones Aguas Metropolitanas S.A.
Individual

k) Inversiones en empresas relacionadas

La inversión en empresa relacionada con capacidad de ejercer influencia significativa sobre la Sociedad emisora, se presenta de acuerdo al valor patrimonial proporcional (V.P.P.), determinado sobre la base de los respectivos estados financieros de la Sociedad emisora al 31 de diciembre de 2007 y 2006. La participación en el resultado de cada ejercicio se reconoce sobre base devengada.

l) Menor valor de inversiones

Representa el exceso pagado con relación al valor patrimonial proporcional originado en la compra de acciones de empresas relacionadas. Este menor valor se amortiza en un plazo máximo de 20 años desde la fecha de adquisición, porque se estima que éste es el plazo de recuperación de la inversión.

m) Impuesto a la renta e impuestos diferidos

La Sociedad constituye provisión por impuesto a la renta sobre la base de la renta líquida imponible, determinada según las normas establecidas en la Ley de Impuesto a la Renta. De acuerdo a lo establecido en el Boletín Técnico N° 60 y complementarios del Colegio de Contadores de Chile A.G., y en la circular N° 1.466 de la Superintendencia de Valores y Seguros, la Sociedad contabiliza los efectos por los impuestos diferidos originados por diferencias temporarias y otros eventos que crean diferencias entre la base contable y tributaria de activos y pasivos.

n) Ingresos de explotación

Los ingresos de la Sociedad correspondían al concepto de Aporte Tecnológico y se registraban de acuerdo con el principio contable devengado.

o) Contratos de derivados

La Sociedad suscribía contratos de cobertura de divisas con instituciones financieras. Estos contratos fueron definidos como de cobertura de partidas existentes y eran contratados y designados como instrumentos de cobertura contra la variación del tipo de cambio, y se encontraban registrados de acuerdo a lo establecido en el Boletín Técnico N° 57 del Colegio de Contadores de Chile A.G.

p) Estado de flujo de efectivo

La Sociedad considera como efectivo y efectivo equivalente, los saldos mantenidos en cuentas corrientes bancarias, en moneda nacional y extranjera, valores negociables y pactos, sin restricción, cuyo rescate se hará efectivo antes de 90 días desde la fecha de colocación y que no tienen riesgo de pérdida significativa a la fecha de rescate.

Dentro del flujo originado por actividades de la operación, se incluyen los ingresos y gastos propios del giro de la Sociedad, además de todos los ingresos y gastos que se clasifican como fuera de la explotación en el estado de resultados.

3.- Cambios contables

Los principios y criterios contables descritos en Nota N° 2, fueron aplicados uniformemente durante los ejercicios 2007 y 2006.

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Individual

4.- Valores Negociables

El rubro valores negociables se presenta al cierre de los estados financieros, según el siguiente detalle:

Institución	Fondos	Valor cuota	2007 M$
BCI	Competitivo Gamma	1.096,4868	605.659
Total			**605.659**

Instrumento	Valor contable 2007 M$	2006 M$
Coutas de fondos mutuos	605.659	141.868
Total valores negociables	**605.659**	**141.868**

5.- Saldos y transacciones con entidades relacionadas

a) Documentos y cuentas por cobrar

R.U.T.	Sociedad	Corto plazo 2007 M$	2006 M$
61.808.000-5	Aguas Andinas S.A. [1]	-	1.146.214
77.329.730-4	Inversiones Aguas del Gran Santiago Ltda. [2] (Ex Inversiones Aguas del Gran Santiago S.A.)	163.195	-
Totales		**163.195**	**1.146.214**

(1) La cuenta por cobrar a Aguas Andinas S.A. correspondía principalmente al contrato por asistencia técnica en las áreas de gestión del ciclo de agua urbana, gestión comercial y estratégica, informática e hidrología, hidráulica e ingeniería. El contrato estaba expresado en U.F. y tenía una duración de 5 años terminado en diciembre de 2006, cuyos pagos se efectuaban a 90 días sin intereses.

(2) La cuenta por cobrar a Inversiones Aguas del Gran Santiago Ltda. (Ex-Inversiones Aguas del Gran Santiago S.A.) en 2007, corresponde a reembolso de gastos, con vencimiento a 30 días sin intereses.

Inversiones Aguas Metropolitanas S.A.
Individual

b) Documentos y cuentas por pagar

R.U.T.	Sociedad	Corto plazo 2007 M$	Corto plazo 2006 M$
59.046.220-9	Soc.Gral. Aguas de Barcelona S.A. (1)	-	997.745
Totales		-	997.745

(1) La cuenta por pagar a Sociedad General Aguas de Barcelona S.A. en 2006, correspondía a un contrato en Euros de prestación de servicios desde el año 2001, el cual tenía una duración de 5 años con facturaciones mensuales, terminados en diciembre de 2006, con vencimiento a 63 días sin interés.

El criterio de materialidad para informar las transacciones con entidades relacionadas, es de montos superiores a M$ 100.000.

c) Saldos y Transacciones con entidades relacionadas (Transacciones)

Sociedad	R.U.T.	Naturaleza de de la relación	Descripción de la transacción	2007 Monto M$	2007 Efectos en Resultados (Charge/credit) M$	2006 Monto M$	2006 Efectos en Resultados (Carga/Abono) M$
Soc. Gral. Aguas de Barcelona S.A.	59.046.220-9	Relacionada	Asesorías recibidas	-	-	2.765.662	(2.765.662)
Suez Lyonnnaise des Eaux	00000001-9	Relacionada	Asesorías recibidas	-	-	379.152	(379.152)
Aguas Andinas S.A.	61.808.000-5	Filial	Asesorías Prestadas	15.767	-	3.725.065	3.473.617
Aguas Andinas S.A.	61.808.000-5	Filial	Dividendos recibidos	45.284.053	-	44.535.837	-
Inversiones Aguas del Gran Stgo. Ltda.	77.329.730-4	Matriz	Reparto de Capital pagado	11.541.236	-	20.635.229	-
Inversiones Aguas del Gran Stgo. Ltda.	77.329.730-4	Matriz	Distribución de dividendos	13.626.277	-	12.232.184	-

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Inversiones Aguas Metropolitanas S.A.
Individual

6.- Impuestos diferidos e impuesto a la renta

Al 31 de diciembre 2007 y 2006 la renta líquida imponible y otros conceptos se desglosan como sigue:

	2007 M$	2006 M$
a) Renta líquida imponible	729.215	-
Pérdidas Tributarias acumuladas	-	(61.284)
b) Saldo Fondo Utilidades Tributarias	29.418.582	22.842.236
c) Crédito del 17% para los accionistas	123.967	4.678.534

d) Impuestos diferidos

Concepto	2007				2006			
	Impuesto diferidos activo		Impuesto diferidos pasivo		Impuesto diferidos activo		Impuesto diferidos pasivo	
	Corto plazo M$	Largo plazo M$	Corto plazo M$	Largo plazo M$	Corto plazo M$	Largo plazo M$	Corto plazo M$	Largo plazo M$
Diferencias temporarias								
Provisión de vacaciones	2.710	-	-	-	1.479	-	-	-
Gastos inversiones en empresas relacionadas	-	-	14.679	157.800	-	-	14.678	172.479
Totales	**2.710**	**-**	**14.679**	**157.800**	**1.479**	**-**	**14.678**	**172.479**

Inversiones Aguas Metropolitanas S.A.
Individual

Impuesto Renta

	2007 M$	2006 M$
Gastos tributarios corriente (provisión impuesto)	(123.967)	-
Ajuste gasto tributario (ejercicio anterior)	-	(24.307)
Efecto por activos o pasivos por impuesto diferido del ejercicio	15.909	15.196
Beneficio tributario por perdidas tributarias	-	10.418
Otros cargos o abonos en la cuenta	(2.209)	(179)
Totales	**(110.267)**	**1.128**

7.- Otros activos circulantes

El detalle de los Otros activos circulantes al cierre de cada ejercicio es el siguiente:

	2007 M$	2006 M$
Pacto con compromiso de retroventa en instrumento del Banco Central de Chile	-	642.436
Totales	**-**	**642.436**

8.-Inversiones en empresas relacionadas

Al 31 de diciembre de 2007 y 2006 el detalle de las inversiones en empresas relacionadas es el siguiente:

R.U.T.	Sociedad	Porcentaje de participación		Patrimonio Sociedades		Resultado del Ejercicio		Resultado Devengado		VP / VPP	
		2007 %	2006 %	2007 M$	2006 M$	2007 M$	2006 M$	2007 M$	2006 M$	2007 M$	2006 M$
61.808.000-5	Aguas Andinas S.A.	50,10234	50,10234	432.817.870	419.938.377	97.058.999	90.884.120	48.628.830	45.872.479	216.851.881	210.398.954
Totales										216.851.881	210.398.954

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Inversiones Aguas Metropolitanas S.A.
Individual

9.- Menor valor de inversiones

Al 31 de diciembre de 2007 y 2006, los saldos de esta cuenta representan la diferencia entre el valor de adquisición y el valor patrimonial proporcional en la Sociedad emisora y se desglosan como sigue:

R.U.T.	Sociedad	2007 Monto amortizado en el Periodo M$	2007 Saldo Menor Valor M$	2006 Monto amortizado en el Periodo M$	2006 Saldo Menor Valor M$
61.808.000-5	Aguas Andinas S.A.	23.093.482	271.348.419	23.076.331	294.441.902
Totales		**23.093.482**	**271.348.419**	**23.076.331**	**294.441.902**

10.- Provisiones y castigos

El detalle de las provisiones al 31 de diciembre de 2007 y 2006 es el siguiente:

	2007 M$	2006 M$
Vacaciones devengadas	15.939	8.706
Servicios devengados	284.660	112.650
Otros beneficios al personal	45.618	9.123
Total	**346.217**	**130.479**

Durante los periodos 2007 y 2006, la Sociedad no ha efectuado castigos.

11.- Cambios en el patrimonio

De acuerdo a lo establecido en el artículo N° 10 de la Ley 18.046, sobre Sociedades Anónimas, se ha incorporado al capital pagado, el monto proporcional correspondiente a la revalorización de dicho capital quedando este representado al 31 de diciembre de 2007 por 1.000.000.000 acciones suscritas y pagadas.

Las variaciones experimentadas en el patrimonio de la Sociedad durante los ejercicios 2007 y 2006 son las siguientes:

En junta ordinaria de accionistas de fecha 24 de abril de 2007 se acordó lo siguiente:

- Distribuir utilidades por M$8.845.300. Dicho monto se distribuyó en dinero y según el porcentaje de participación a sus accionistas.

En junta extraordinaria de accionistas de fecha 24 de abril de 2007 se acordó lo siguiente:

- Disminuir el capital social en M$19.512.800. Formalizada mediante escritura de modificación de capital de fecha 28 de mayo de 2007, su pago fue efectuado el 25 de julio de 2007.

Inversiones Aguas Metropolitanas S.A.
Individual

En sesión de Directorio celebrada con fecha 26 de septiembre de 2007 se acordó lo siguiente:

- Distribuir M$14.530.000 a cuenta de las utilidades del año 2007, en calidad de dividendo provisorio. Dicho monto se distribuiyó en dinero y según el porcentaje de participación a sus accionistas con fecha 25 de octubre de 2007.

En junta ordinaria de accionistas de fecha 27 de abril de 2006 se acordó lo siguiente:

- Distribuir utilidades por M$5.974.400 (Histórico). Dicho monto se distribuyó en dinero y según el porcentaje de participación a sus accionistas.

En junta extraordinaria de accionistas de fecha 27 de abril de 2006 se acordó lo siguiente:

- Disminuir el capital social en M$33.609.900 (Histórico). Formalizada mediante escritura de modificación de capital de fecha 10 de mayo de 2006. El monto de la disminución se distribuyó en dinero y según el porcentaje de participación de sus accionistas.

En sesión de Directorio celebrada con fecha 27 de septiembre de 2006 se acordó lo siguiente:

- Distribuir M$14.133.000 (Histórico) a cuenta de utilidades del año 2006, en calidad de dividendo provisorio. Dicho monto se distribuyó en dinero y según el porcentaje de participación a sus accionistas.

Otras reservas:

Según lo establecido en el Boletín Técnico Nº 72 del Colegio de Contadores de Chile A.G. párrafo 29, combinación de empresas bajo control común en base a la metodología de unificación de intereses, se registró en Otras reservas, las variaciones patrimoniales que se produjeron en la filial Aguas Andinas S.A. originadas por el aumento en las inversiones que tuvo Aguas Andinas S.A. por las compras de acciones de Gestión y Servicios S.A., Aguas Cordillera S.A. (Ex-Comercial ORBI II S.A.) y Aguas Manquehue S.A., por otra parte se redujo la participación en Aguas Cordillera S.A. por la enajenación del 100% de las acciones.

Con fecha 31 de agosto de 2007, se produjo la disolución de Aguas Cordillera S.A., por reunión de todas las acciones en manos de Aguas Cordillera S.A. (ex Comercial Orbi II S.A.). El 1º de septiembre de 2007 se realizó la fusión de estas dos empresas, de acuerdo a lo establecido en el Boletín Técnico Nº 72 del Colegio de Contadores de Chile A.G., combinación de empresas bajo control común, en base a la metodología unificación de intereses, registrandóse en patrimonio M$6.725.927, de los cuales Aguas Andinas S.A. reconoció el 99,99003% en el ítem Otras Reservas, equivalente a la participación que tiene en Aguas Cordillera S.A. Por lo anterior, Inversiones Aguas Metropolitanas S.A. registró en Otras Reservas las variaciones patrimoniales que se produjeron en la filial Aguas Andinas S.A.

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Individual

2007	Capital pagado M$	Otras reservas M$	Resultados acumulados M$	Dividendos provisorios M$	Resultado del Ejercicio M$
Rubro					
Saldo inicial	461.826.633	3.028	303.944	(14.076.468)	22.617.984
Distribución resultado ejercicio anterior	-	-	8.541.516	14.076.468	(22.617.984)
Dividendo definitivo ejercicio anterior	-	-	(8.845.300)	-	-
Disminución de capital	(19.512.800)	-	-	-	-
Reserva Boletín Técnico Nº 72	-	3.369.511	-	-	-
Revalorización capital propio	32.867.813	74.354	61.929	(319.660)	-
Resultado del ejercicio	-	-	-		24.531.649
Dividendos provisorios	-	-	-	(14.530.000)	-
Saldo final	**475.181.646**	**3.446.893**	**62.089**	**(14.849.660)**	**24.531.649**

2006	Capital pagado M$	Otras reservas M$	Resultados acumulados M$	Dividendos provisorios M$	Resultado del Ejercicio M$
Rubro					
Saldo inicial	485.871.812	-	285.884	(11.129.475)	17.103.981
Distribución resultado ejercicio anterior	-	-	5.974.506	11.129.475	(17.103.981)
Dividendo definitivo ejercicio anterior	-	-	(5.974.400)	-	-
Disminución de capital	(33.609.900)	-	-	-	-
Reserva Boletín Técnico Nº 72	-	3.028	-	-	-
Revalorización capital propio	9.564.721	-	17.954	56.532	-
Resultado del ejercicio	-	-	-	-	22.617.984
Dividendos provisorios	-	-	-	(14.133.000)	-
Saldo final	**461.826.633**	**3.028**	**303.944**	**(14.076.468)**	**22.617.984**
Saldo actualizados	**496.001.804**	**3.252**	**326.436**	**(15.118.127)**	**24.291.715**

Inversiones Aguas Metropolitanas S.A.
Individual

Número de Acciones

Serie	N° Acciones suscritas	N° Acciones pagadas	N° Acciones con derecho a voto
ÚNICA	1.000.000.000	1.000.000.000	1.000.000.000

Capital (monto - M$)

Serie	Capital suscrito	Capital pagado
ÚNICA	475.181.646	475.181.646

12.- Otros ingresos y egresos fuera de la explotación

El detalle de los otros ingresos y egresos fuera de explotación al 31 de diciembre de 2007 y 2006, es el siguiente:

Otros Ingresos fuera de explotación	2007 M$	2006 M$
Utilidad en venta de acciones (1)	-	1.674.116
Utilidad por contrato de derivado	11.844	-
Otros ingresos	-	4.847
Totales	**11.844**	**1.678.963**

Otros Egresos fuera de explotación	2007 M$	2006 M$
Pérdida por contrato de derivado	-	90.323
Asesoría por venta de acciones	-	79.777
Otros egresos	3.363	3.243
Totales	**3.363**	**173.343**

(1) Durante el mes de abril de 2006, se procedió a vender la cantidad de 67.308.616 acciones que la Sociedad mantenía en Aguas Andinas S.A. a terceros. El monto de la venta ascendió a M$13.079.544 y la utilidad que se generó fue de M$1.674.116.

Inversiones Aguas Metropolitanas S.A.
Individual

13.- Corrección Monetaria

El detalle de la corrección monetaria abonada (debitada) a resultados es el siguiente:

	Índice de reajustabilidad	2007 M$	2006 M$
Activos			
Activo fijo	IPC	2.245	228
Inversión en empresas relacionadas	IPC	12.340.220	3.806.496
Menor valor inversión	IPC	20.287.431	6.651.317
Otros activos monetarios	IPC	6.096	-
Otros activos no monetarios	IPC	-	2.842
Cuentas de gastos y costos	IPC	41.163	41.696
Total abonos		**32.677.155**	**10.502.579**
Pasivo			
Patrimonio	IPC	(32.684.436)	(10.352.508)
Pasivos monetarios	UF	(30)	-
Pasivos no monetarios	IPC	(13.197)	(4.307)
Cuentas de ingresos	IPC	(13.686)	(71.159)
Total cargos		**(32.711.349)**	**(10.427.974)**
Pérdida (Utilidad) por corrección monetaria		**(34.194)**	**74.605**

Inversiones Aguas Metropolitanas S.A.
Individual

14.- Diferencia de Cambio

Las diferencias de cambio originadas en los ejercicios terminados al 31 de diciembre de 2007 y 2006, se detallan a continuación:

Rubro	Moneda	2007 M$	2006 M$
Activos			
Disponible	Dólar	(385)	3.402
Valores negociables	Euros	160	46.339
Cuentas por cobrar empresas relacionadas	Euros	232	-
Deudores varios	Euros	(278)	(136)
Total (cargos) abonos		**(271)**	**49.605**
Pasivos			
Cuentas por pagar	Dólar	545	-
Cuentas por pagar empresas relacionadas	Euros	(919)	9.203
Retenciones	Dólar	7.113	(7.169)
Retenciones	Euros	-	(319)
Total (cargos) abonos		**6.739**	**1.715**
Utilidad por diferencia de cambio		**6.468**	**51.320**

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15.- Estado de flujo de efectivo

En el Estado de Flujo de Efectivo se han considerado como efectivo equivalente las inversiones financieras, incluidos los valores negociables y pactos con vencimiento a menos de 90 días desde la fecha de colocación. El detalle del saldo del efectivo y efectivo equivalente es el siguiente:

	2007 M$	2006 M$
Disponible	2.507	7.509
Valores negociables	605.659	141.868
Otros activos circulantes	-	642.436
Saldo del efectivo y efectivo equivalente	**608.166**	**791.813**

Al 31 de diciembre 2007 y 2006 no existen flujos futuros comprometidos por la Sociedad.

16.- Contingencias y Restricciones

Al 31 de diciembre de 2007 no se han otorgado boletas de garantía en favor de terceros, en tanto que al 31 de diciembre de 2006, la Sociedad había otorgado una boleta de garantía del Banco Santander, a favor de su filial Aguas Andinas S.A. por la suma de M$93.128, para garantizar las condiciones de prestación de servicios contratados.

Acreedor de la Garantía	Deudor		Tipo Garantía	Saldos pendientes de pago a la fecha de cierre de los estados financieros	
	Nombre	Relación		2007 M$	2006 M$
Aguas Andinas S.A.	Inversiones Aguas Metropolitanas S.A.	Filial	Boleta de garantía	-	93.128
Totales				**-**	**93.128**

17.- Cauciones obtenidas de terceros

Al 31 de diciembre de 2007, Inversiones Aguas Metropolitanas S.A. no ha recibido cauciones de terceros.

Inversiones Aguas Metropolitanas S.A.
Individual

18.- Moneda Nacional y Extranjera

La Sociedad presenta los siguientes activos y pasivos en moneda nacional y extranjera al 31 de diciembre de 2007 y 2006.

Activos

Rubro	Moneda	2007 M$	2006 M$
Activos circulantes			
Disponible	$ No reajustables	2.507	1.786
Disponible	Dólar	-	5.723
Valores negociables	$ No reajustables	605.659	79.510
Valores negociables	Euros	-	62.358
Deudores varios	$ No reajustables	6.080	-
Documentos por cobrar	$ No reajustables	163.195	1.146.214
Impuestos por recuperar	$ Reajustables	-	98.631
Gastos pagados por anticipado	$ Reajustables	16.622	-
Otros activos circulantes	$ No reajustables	-	642.436
Deudores varios	$ Reajustables	-	1.779
Activos fijos			
Activo fijo	$ Reajustables	26.794	8.059
Otros activos			
Inversiones empresas relacionadas	$ Reajustables	216.851.881	210.398.954
Menor valor de inversiones	$ Reajustables	271.348.419	294.441.902
Intangibles (netos)	$ Reajustables	5.481	7.535
Total activos			
	$ No reajustables	777.441	1.869.946
	Dólar	-	5.723
	Euros	-	62.358
	$ Reajustables	488.249.197	504.956.860

Inversiones Aguas Metropolitanas S.A.
Individual

Pasivos circulantes

Rubro	Moneda	Hasta 90 días				90 días a 1 año			
		2007		2006		2007		2006	
		Monto M$	Tasa de interés promedio anual %	Monto M$	Tasa de interés promedio anual %	Monto M$	Tasa de interés promedio anual %	Monto M$	Tasa de interés promedio anual %
Cuentas por pagar	$ No reajustables	941	-	6.347	-	-	-	-	-
Acreedores varios	$ No reajustables	4.120	-	-	-	-	-	-	-
Documentos y cuentas por pagar a empresas relacionadas	Euros	-	-	997.745	-	-	-	-	-
Provisiones	$ No reajustables	346.217	-	128.972	-	-	-	1.507	-
Retenciones	$ No reajustables	10.675	-	65.598	-	-	-	-	-
Impuesto a la renta	$ No reajustables	-	-	-	-	122.299	-	-	-
Impuestos diferidos	$ Reajustables	2.992	-	3.300	-	8.977	-	9.899	-
Otros pasivos circulantes	$ No reajustables	-	-	3.960	-	-	-	-	-
			-	-	-	-	-	-	-
Total pasivos circulantes									
	$ Reajustables	**2.992**	**-**	**3.300**	**-**	**8.977**	**-**	**9.899**	**-**
	$ No reajustables	**361.953**	**-**	**204.877**	**-**	**122.299**	**-**	**1.507**	**-**
	Euros	**-**	**-**	**997.745**	**-**	**-**	**-**	**-**	**-**

Pasivos largo plazo período actual 2007

Rubro	Moneda	1 a 3 años		3 a 5 años		5 a 10 años		Más de 10 años	
		Monto M$	Tasa de interés promedio %	Monto M$	Tasa de interés promedio %	Monto M$	Tasa de interés promedio %	Monto M$	Tasa de interés promedio %
Impuestos diferidos	$ Reajustables	29.358	-	29.358	-	73.395	-	25.689	-
Total pasivo a largo plazo		**29.358**	**-**	**29.358**	**-**	**73.395**	**-**	**25.689**	**-**

Inversiones Aguas Metropolitanas S.A.
Individual

Pasivo largo plazo período anterior 2006

Rubro	Moneda	1 a 3 años		3 a 5 años		5 a 10 años		Más de 10 años	
		Monto M$	Tasa de interés promedio %	Monto M$	Tasa de interés promedio %	Monto M$	Tasa de interés promedio %	Monto M$	Tasa de interés promedio %
Impuestos diferidos	$ Reajustables	28.747	-	28.747	-	71.867	-	43.118	-
Total pasivo a largo plazo		28.747	-	28.747	-	71.867	-	43.118	-

19.- Sanciones

Al 31 de diciembre de 2007 y 2006 no se han cursado sanciones por parte de la Superintendencia de Valores y Seguros o por alguna autoridad administrativa a la Sociedad, sus Directores o Ejecutivos.

20.-Hechos Posteriores

La Sociedad en sesión ordinaria de Directorio, celebrada con fecha 01 de febrero de 2008, ha tomado conocimiento de la renuncia presentada por don Mario Marcel Cullel, al cargo de director titular de la Compañía, la que ha sido aceptada a contar de esta fecha. En su reemplazo, asumirá como director titular , su suplente don Ignacio Guerrero Gutiérrez.

A la fecha de la emisión de los presentes Estados Financieros, la administración de la Sociedad no tiene conocimiento de otros hechos posteriores que afecten significativamente la situación financiera y/o resultados de la Sociedad al 31 de diciembre de 2007.

21.- Medio Ambiente

Inversiones Aguas Metropolitanas S.A., no presenta proyectos para mejorar el medio ambiente durante los ejercicios al 31 de diciembre de 2007 y 2006.

File No. 82-35046

Hechos Relevantes

Inversiones Aguas Metropolitanas S.A.
Individual

1. Con fecha 28 de febrero de 2007 se informo a la SVS.
En sesión celebrada con fecha 28 de febrero de 2007, el Directorio de la Sociedad ha acordado por unanimidad lo siguiente:

a) Citar a Junta Ordinaria de Accionistas para el próximo día 24 de abril de 2007, a las 11:00 horas, en Avda. Presidente Balmaceda N° 1398 piso décimo, Santiago, para conocer y pronunciarse sobre las materias propias de una junta ordinaria de accionistas.

b) Someter a la aprobación de la Junta Ordinaria de Accionistas referida anteriormente, la proposición del Directorio en orden a repartir un dividendo definitivo por un monto de M$8.845.300 equivalente a $8,8453 por acción, proponiendo como fecha de pago el día 23 de mayo de 2007.

c) Citar a Junta Extraordinaria de Accionistas para el próximo día 24 de abril de 2007, a celebrarse inmediatamente después del término de la Junta Ordinaria referida en el numeral 1) anterior, en Avda. Presidente Balmaceda N° 1398 piso décimo, Santiago, con el objeto de someter a la consideración de la Junta Extraordinaria de Accionistas la proposición del Directorio en orden a disminuir el capital social de la Compañía en M$19.512.800, así como repartir a los señores accionistas a prorrata de sus acciones dicha suma con cargo a la disminución de capital propuesta, correspondiendo $19,5128 por acción. Asimismo acordó proponer se faculte al Directorio para que fije la fecha de dicho pago.

2. Complementa Hecho Esencial, informado con fecha 12 de marzo de 2007 a la SVS.
En sesión celebrada con fecha 28 de febrero de 2007, el Directorio de la Sociedad ha acordado citar a Junta Ordinaria de Accionistas para el próximo día 24 de abril de 2007, a las 11:00 horas, en Avda. Presidente Balmaceda N° 1398 piso décimo, Santiago, para conocer y pronunciarse sobre las siguientes materias:

a) Examen Informe auditores externos, pronunciarse sobre la Memoria anual, balance y estados financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 diciembre de 2006.

b) Acordar distribución de utilidades y reparto de dividendos del ejercicio correspondiente al año 2006.

c) Revocación y renovación del Directorio.

d) Designación de Auditores Externos Independientes con el objeto de examinar la contabilidad, inventario, balance y otros estados financieros de la sociedad.

Inversiones Aguas Metropolitanas S.A.
Individual

e) Designación de Clasificadores de Riesgo.

f) Fijar las remuneraciones del Directorio para el ejercicio 2007.

g) Fijar remuneración y presupuesto de gastos del Comité de Directores para el ejercicio 2007.

h) Información sobre operaciones a que se refiere el artículo 44 de la Ley de Sociedades Anónimas.

i) Otras materias de interés social y de competencia de la junta.

3.Complementa Hecho Esencial, informado con fecha 15 de marzo de 2007 a la SVS.

De acuerdo a lo establecido en los artículos 90 e inciso segundo del artículo 10° de la Ley 18.045, así como en la Norma de Carácter General N° 30 de esa Superintendencia, por medio de la presente, se viene a corregir el hecho esencial informado con fecha 28 de febrero de 2007 en lo que se refiere a la hora de celebración de la Juntas citadas siendo esta a las 12:00 y no a las 11:00 como se informo en su oportunidad.

4.Con fecha 25 de abril de 2007 se informó a la SVS.

a) En Junta Extraordinaria de Accionistas de Inversiones Aguas Metropolitanas S.A., celebrada el 24 de abril de 2007, se acordó disminuir el capital social en la suma de $19.512.800.000 (diecinueve mil quinientos doce millones ochocientos mil pesos). En consecuencia, se redujo el capital de la Compañía de la suma de $461.826.632.520 (cuatrocientos sesenta y un mil ochocientos veintiséis millones seiscientos treinta y dos mil quinientos veinte pesos) a la suma de $442.313.832.520 (cuatrocientos cuarenta y dos mil trescientos trece millones ochocientos treinta y dos mil quinientos veinte pesos).

Como consecuencia de la disminución de capital, se acordó repartir a los accionistas, a prorrata de sus acciones, la suma de $19.512.800.000 (diecinueve mil quinientos doce millones ochocientos mil pesos), correspondiendo que se pague la suma de $19,5128 pesos por acción.

b) En Junta Ordinaria de Accionistas de Inversiones Aguas Metropolitanas S.A., celebrada el 24 de abril de 2007, se procedió a la renovación del Directorio, eligiéndose por un período estatutario íntegro (3 años), en calidad de directores titulares y suplentes, a las siguientes personas:

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Director titular	Director suplente
Angel Simón	Josep Bagué
Joaquín Villarino	Pedro Buttazzoni
Jean Louis Chaussade	Albert Martínez
Juan Antonio Guijarro	Xavier Amorós
Herman Chadwick	Rodrigo Castro
Mario Marcel	Ignacio Guerrero
Jaime Ravinet	Juan Toro

c) En sesión de Directorio celebrada hoy 25 de abril de 2007, se declaró constituido el Directorio y se eligió como Presidente del mismo a don Ángel Simón y como Vicepresidente a don Joaquín Villarino Herrera.

d) En la misma sesión de Directorio celebrada hoy 25 de abril de 2007, se designó a los miembros del Comité de Directores de la Compañía, el que quedó integrado por don Herman Chadwick, don Jaime Ravinet y don Joaquín Villarino Herrera.

e) Finalmente, en la misma sesión de Directorio celebrada hoy 25 de abril de 2007, se dio cuenta de la renuncia del Gerente General de la Compañía, don Albert Martínez Lacambra, y se eligió a doña Marta Colet Gonzalo en su reemplazo.

5. Con fecha 28 de junio de 2007 se informo a la SVS.

En sesión celebrada con fecha 27 de junio de 2007, el Directorio de la Sociedad fijó el día 25 de julio de 2007 como fecha de pago de la reducción de capital de $19,5128 por acción acordada en Junta Extraordinaria de Accionistas celebrada el 24 de abril de 2007.

6. Con fecha 26 de septiembre de 2007 se informo a la SVS.

Con fecha 26 de septiembre de 2007 el Directorio de la Compañía ha acordado distribuir M$ 14.530.000, a cuenta de las utilidades del año 2007, en calidad de dividendo provisorio. En razón de lo anterior, el dividendo número 7 de la Compañía, ascenderá a $14,53 por acción y será exigible a partir del 25 de octubre de 2007.

7. Con fecha 28 de septiembre de 2007 se informo a la SVS.

El directorio de la Compañía, en sesión de 29 de agosto pasado, y en atención a lo dispuesto por el artículo 44 de la Ley 18.046, considerando que los directores de Aguas Andinas S.A. señor Joaquín Villarino Herrera y señora Marta Colet Gonzalo son a su vez directores de Empresa Depuradora de Aguas Servidas Ltda., ha acordado informar a esa Superintendencia de la suscripción entre ambas empresas, el pasado 27 de septiembre, del Contrato de Operación y Mantenimiento de la Planta de Tratamiento de Aguas Servidas La Farfana.

Inversiones Aguas Metropolitanas S.A.
Individual

8. Con fecha 03 de octubre de 2007 se informo a la SVS.

Mediante ORD. SVS N° 11603 de 2 de octubre pasado, se requirió a esta Empresa informar sobre determinados aspectos relativos al Contrato de Operación y Mantenimiento de la Planta de Tratamiento de Aguas Servidas La Farfana, suscrito entre Aguas Andinas S.A. y Empresa Depuradora de Aguas Servidas Ltda.

El Contrato indicado tuvo su origen en una licitación pública internacional, de acuerdo con lo establecido en el artículo 67 del DFL MOP N° 382/88, Ley General de Servicios Sanitarios, la que fue convocada por Aguas Andinas el 12 de mayo pasado.

Adquirieron las respectivas Bases de Licitación 9 empresas, presentando en definitiva ofertas las sociedades Cadagua S.A., Omnium de Traitment et de Valorisation S.A. (OTV) y el Consorcio formado por las empresas Degrémont S.A. y Sociedad General de Aguas de Barcelona S.A. (Agbar), siendo estas dos últimas sociedades relacionadas con Aguas Andinas S.A.

Posteriormente, el 2 de agosto de 2007, Aguas Andinas informó al referido Consorcio, quien obtuvo la mayor calificación técnica y económica, haber resultado adjudicatario de la Licitación. Lo anterior, previo acuerdo favorable del Comité de Directores de Aguas Andinas adoptado en sesión de 23 de julio de 2007 y por su Directorio, en Sesión Ordinaria N° 351, celebrada con fecha 24 de julio de 2007. Los acuerdos indicados fueron adoptados por la unanimidad de sus miembros presentes, declarando que se trataba de una operación que se ajusta a condiciones de equidad similares a las que habitualmente prevalecen en el mercado.

Con el objeto de concurrir a la celebración del contrato, y en conformidad con las bases de licitación, Degrémont y Agbar a través de su filial en Chile Agbar Conosur Ltda., constituyeron una sociedad denominada Empresa Depuradora de Aguas Servidas Ltda. (EDAS), siendo designados en dicha sociedad como directores titulares, los directores de Aguas Andinas, señor Joaquín Villarino y señora Marta Colet.

En razón de lo expuesto, la celebración del contrato con EDAS es una operación de aquellas contempladas en el artículo 44 de la Ley N°18.046, sobre Sociedades Anónimas.

Se deja constancia que la suscripción del contrato con EDAS fue aprobada por el Comité de Directores de Aguas Andinas S.A. en Sesión de 27 de agosto de 2007 y por su Directorio, en Sesión Ordinaria N°352 de 28 de agosto pasado. Los acuerdos indicados fueron asimismo adoptados por la unanimidad de los directores presentes, con la abstención del señor Villarino y la señora Colet.

El Contrato se celebró bajo la modalidad de serie de precios unitarios, por un valor estimado de UF 2.774.994,4 (dos millones setecientos setenta y cuatro mil novecientos noventa y cuatro coma cuatro unidades de fomento) más IVA y tendrá una duración de 60 meses a contar del 1° de Octubre de 2007, pudiendo ser prorrogado por un período consecutivo de 60 meses, en los términos que se establecen en el contrato.

Finalmente, cabe destacar que el Contrato tiene por objeto, desarrollar el servicio de operación y mantenimiento de la Planta de Tratamiento de Aguas Servidas La Farfana, de propiedad de Aguas Andinas S.A., incluyendo la totalidad de los alcances de una correcta gestión de la operación y mantenimiento de la Planta, considerando entre otros, el suministro de personal, los gastos de energía eléctrica, provisión de insumos químicos, repuestos, etc., todo en los términos contemplados en las Bases de Licitación y demás documentos del Contrato.

Análisis Razonado

Inversiones Aguas Metropolitanas S.A.
Individual

Generalidades

El capital de Inversiones Aguas Metropolitanas S.A. está constituido por 1.000.000.000 acciones sin valor nominal. Al 31 de diciembre de 2007, nuestros principales accionistas son Inversiones Aguas del Gran Santiago Ltda. con un 56,60% y The Bank of New York (Banco depositario que actúa en representación de los tenedores de ADR's) con un 19,18% del total accionario.

Ingresos

Para el período al 31 de diciembre de 2006, lo conforman la venta derivada del contrato de Aporte Tecnológico con Aguas Andinas S.A., el cual fue suscrito en diciembre de 2001 con una duración de 5 años, finalizando por lo tanto en diciembre de 2006.

Costos y gastos operacionales

Nuestros costos y gastos operacionales están compuestos por los costos de explotación y gastos de administración y ventas. Los costos de explotación corresponden a la facturación derivada del contrato de Aporte Tecnológico finalizado en diciembre 2006. El gasto de administración y ventas está conformado principalmente por gastos generales y de personal.

Riesgo de mercado

La Principal actividad de la Sociedad está ligada a la participación en su filial Aguas Andinas, razón por la cual el riesgo relevante de nuestra empresa está dete□

Balances Generales

La composición de los activos y pasivos, es la siguiente:

Activos	Diciembre 2007 MM$	Diciembre 2006 MM$	Variación %
Activos circulantes	794	2.038	(61,04)
Activos fijos (netos)	27	8	237,50
Otros activos	488.206	504.848	(3,30)
Totales	489.027	506.894	(3,52)

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El activo circulante presenta un menor valor de MM$1.244, en relación al período anterior, debido a la disminución de las cuentas por cobrar a empresas relacionadas en MM$ 983, derivado principalmente de deudas del año 2006 originadas del contrato por asistencia técnica con Aguas Andinas S.A. y la disminución de las Inversiones financieras por MM$179.

En Otros activos se observa una disminución de MM$16.642, siendo la principal variación la disminución del menor valor de inversiones por MM$23.093, producto de la amortización del período, compensado parcialmente por un aumento de la inversión en empresas relacionadas por MM$6.453, originado por el incremento de las utilidad y reserva patrimonial de la filial Aguas Andinas S.A.

Pasivos	Diciembre 2007 MM$	Diciembre 2006 MM$	Variación %
Pasivos circulantes	496	1.217	(59,24)
Pasivos a largo plazo	158	172	(8,14)
Pasivos exigibles	**654**	**1.389**	**(52,92)**
Patrimonio	488.373	505.505	(3,39)
Totales	**489.027**	**506.894**	**(3,52)**

El pasivo circulante disminuyó en MM$ 721, principalmente por la disminución de cuentas por pagar a empresas relacionadas por MM$ 998, originado por el término de la facturación derivada del aporte tecnológico, finalizado en diciembre de 2006.

El pasivo a largo plazo disminuyó en MM$14 en comparación con el período 2006. Esta variación se presenta en el rubro impuesto diferido a largo plazo.

El patrimonio comparado con el período 2006, tuvo una variación negativa de MM$17.132, explicado principalmente por la disminución de capital por MM$19.513 acordada en el mes de abril 2007, este efecto se ve compensado por el aumento de las Otras reservas.

Inversiones Aguas Metropolitanas S.A.
Individual

Indicadores Financieros

Indicadores		Diciembre 2007	Diciembre 2006	Variación %
Liquidez				
Liquidez corriente	(veces)	1,60	1,68	(4,76)
Razón ácida	(veces)	1,23	0,65	89,23
Endeudamiento				
Endeudamiento	(%)	0,13	0,27	(51,85)
Deuda corto plazo	(%)	75,84	87,62	(13,44)
Deuda largo plazo	(%)	24,16	12,38	95,15
Cobertura gastos financieros	(veces)	6.981,71	3.187,90	119,01
Rentabilidad				
Rentabilidad del patrimonio (promedio)	(%)	4,94	4,65	6,24
Rentabilidad de activos (promedio)	(%)	4,93	4,63	6,48
Utilidad por acción	($)	24,53	24,29	0,99
Retorno de dividendos	(%)	3,67	3,08	19,48

El pasivo circulante disminuyó en MM$721 y el activo circulante en un mayor monto de MM$1.244, según se explica en las variaciones del balance. Debido a esto el nivel de liquidez de la Sociedad disminuyó en un 4,76% en comparación con el período 2006.

En términos totales el nivel de endeudamiento tuvo una disminución de 51,85%, debido a que la disminución del pasivo exigible fue de un 52,92% y la disminución del patrimonio un 3,39%.

La rentabilidad del patrimonio promedio presenta un aumento del 6,24%, esto se debe principalmente a la disminución del patrimonio de un 3,39%.

El retorno de dividendos aumentó en un 19,48%, debido al aumento en el pago de dividendos de un 17,40% y a la disminución del precio de la acción en un 9,17%.

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Estado de Resultados

La siguiente tabla presenta los ítemes más importantes de los estados de resultados:

Estado de Resultados	Diciembre 2007 MM$	Diciembre 2006 MM$	Variación %
Ingresos de explotación	-	3.512	(100,00)
Costos de explotación	-	(3.220)	(100,00)
Gastos de adm. y ventas	(1.117)	(662)	68,73
Resultado de explotación	(1.117)	(370)	(201,89)
Resultado fuera de explotación	25.759	24.661	4,45
Utilidad del ejercicio	24.532	24.292	0,99
Gastos financieros	(4)	(8)	50,00
RAIIDAIE	24.651	24.300	1,44

(RAIIDAIE resultado antes de impuesto, depreciación, amortización e intereses)

Ingresos de Explotación:

Al 31 de diciembre de 2007, Inversiones Aguas Metropolitanas S.A. no obtuvo ingresos de explotación, debido al término del contrato de Aporte Tecnológico, lo que significa una disminución de $3.512 millones a la obtenida en el mismo ejercicio 2006.

Costos de Operación:

Al 31 de diciembre de 2007, los costos de Inversiones Aguas Metropolitanas S.A. fueron MM$1.117, cifra inferior en MM$2.765 a la registrada en el periodo 2006. Esta diferencia se explica por:

Los costos de explotación disminuyeron en MM$3.220, debido al término del contrato de Aporte Tecnológico.

Los gastos de administración y ventas aumentaron en MM$455, variación equivalente a un 68,73%, llegando a MM$1.117, en comparación con los MM$662 del ejercicio anterior. Lo anterior se explica básicamente por mayores gastos generales y de personal, compensado parcialmente con servicios de terceros.

Inversiones Aguas Metropolitanas S.A.
Individual

Resultado de Explotación Neto

Debido a los factores indicados precedentemente, el Resultado de Explotación Neto de Inversiones Aguas Metropolitanas S.A. fue negativo para el ejercicio 2007 y ascendió a MM$(1.117), registrándose un disminución de MM$747 respecto al periodo 2006.

Resultado Fuera de Explotación

El Resultado Fuera de Explotación de Inversiones Aguas Metropolitanas ascendió a MM$25.759, cifra superior en MM$1.098 al resultado obtenido en el periodo 2006.

Las principales variaciones son la disminución de los otros ingresos fuera de la explotación por MM$1.667, asociado a la venta del 1,1% de participación en la fili□

Impuesto a la Renta

La provisión de impuesto a la renta del ejercicio 2007 es MM$110 superior a la del 2006, debido principalmente al aumento en la utilidad tributaria.

Utilidad del Ejercicio

Debido a los factores indicados precedentemente, el Resultado Neto de Inversiones Aguas Metropolitanas S.A. para el ejercicio al 31 de dciiembre de 2007 ascendió a MM$24.532, cifra superior en MM$240 al resultado obtenido en el período 2006.

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Estado de Flujo de Efectivo Directo

Estado de flujo de efectivo	Diciembre 2007 MM$	Diciembre 2006 MM$	Variación %
Actividades de la operación	43.414	42.533	2,07
Actividades de financiamiento	(43.206)	(56.441)	(23,45)
Actividades de inversión	(22)	13.310	(100,17)
Flujo neto del periodo	186	(598)	131,10
Efecto inflación del periodo	(370)	(190)	94,74
Variación del efectivo	(184)	(788)	(76,65)
Saldo inicial de efectivo	792	1.580	(49,87)
Saldo final de efectivo	**608**	**792**	**(23,23)**



Inversiones Aguas Metropolitanas S.A.
Individual

Al 31 de diciembre de 2007, se observa una variación positiva del Flujo operacional de MM$881 en relación al período anterior, siendo las principales variaciones el aumento de dividendos y otros repartos percibidos por MM$457, una disminución de pago a proveedores y personal por MM$2.658, de Impuesto al valor agregado y otro similares en MM$576 e impuesto a la renta pagado por MM$191. Esto se compensó en parte por la disminución de la recaudación de deudores por venta por MM$3.087.

El flujo de financiamiento aumentó en MM$13.235 con respecto al periodo 2006, debido a la disminución de repartos de capital en MM$16.718, compensado parcialmente por un mayor pago de dividendos por MM$3.483.

El flujo de inversiones disminuyó en MM$13.332 con respecto al periodo 2006, debido a la disminución en venta de inversiones permanentes por MM$ 13.328.

Diferencia entre valor libro y valor económico de los principales activos.

El activo fijo se presenta valorizado de acuerdo a principios y normas de contabilidad generalmente aceptados y normas impartidas por la Superintendencia de Valores y Seguros, por lo tanto, se estima que no deberían existir diferencias significativas entre el valor económico o de mercado y el valor libro de los activos y pasivos de la sociedad.

Estados Financieros de Filiales

Al 31 de diciembre de 2007 y 2006

Aguas Andinas S.A. y Filiales

Antecedentes Generales

Nombre	: Aguas Andinas S.A.
Tipo de entidad	: Sociedad Anónima Abierta
Domicilio legal	: Avenida Presidente Balmaceda N° 1398, Santiago, Chile
Teléfono	: (56-2) 688 1000
Fax	: (56-2) 694 2777
Rut	: 61.808.000-5
Casilla postal	: 1537 Santiago
Giro	: Captación, purificación, distribución de agua potable y recolección y disposición de aguas servidas.
Auditores externos	: Deloitte Auditores y Consultores Ltda.
Rut de Auditores externos	: 80.276.200-3
Fono servicio	: (56-2)731 2482
Inscripción en Registro de Valores	: N° 0346
Sitio web	: www.aguasandinas.cl
Capital suscrito y pagado	: $142.853.400.915

Constitución Legal de la Empresa

Aguas Andinas S.A. se constituyó como sociedad anónima abierta por escritura pública el 31 de mayo del año 1989 en Santiago, ante el Notario Público Señor Raúl Undurraga Laso. Un extracto de los estatutos fue publicado en el Diario Oficial del día 10 de junio de 1989, quedando inscrita en el Registro de Comercio a fojas 13.981, N° 7.040 del año 1989 del Conservador de Bienes Raíces de Santiago.

Aspectos Legales

La Empresa se encuentra inscrita en el Registro de Valores de la Superintendencia de Valores y Seguros con el N° 0346 por disposición de la Ley N° 18.777. Como empresa del sector sanitario es fiscalizada por la Superintendencia de Servicios Sanitarios, en conformidad con la Ley N° 18.902 y los Decretos con Fuerza de Ley N° 382 y N° 70, ambos del año 1988.

Objeto Social

La Sociedad tiene por objeto social la prestación de servicios sanitarios que contempla la construcción y explotación de servicios públicos destinados a producir y distribuir agua potable y recolectar y disponer aguas servidas, dentro del área de concesión distribuida en el Gran Santiago y localidades periféricas. Para dar un servicio integral a los clientes de la Sociedad, cuenta con filiales no sanitarias otorgando servicios diversificados como el tratamiento de residuos industriales, comercialización de materiales y análisis técnicos.

Directorio

Presidente	Alfredo Noman Serrano
Vicepresidente	Joaquín Villarino Herrera (Vicepresidente directorio Inversiones Aguas Metropolitanas S.A.)
Directores titulares	Arturo Vergara del Río José Vila Basas Mónica Singer González Jaime Arellano Quintana Carlos Mladinic Alonso
Directores suplentes	Juan Antonio Guijarro (Director Inversiones Aguas Metropolitanas S.A.) Antoni Siurana Marta Colet Gonzalo (Gerente General Inversiones Aguas Metropolitanas S.A.) Diana D'Arras Mario Castillo Astudillo Ramón Figueroa González Jorge Bande Bruck
Gerente General	Felipe Larrain Aspillaga

Gerentes Corporativos

Gerente Corporativo de Finanzas y Control de Gestión	: Iván Yarur Sairafi
Gerente Corporativo de Servicio al Cliente	: Víctor de la Barra Fuenzalida
Gerente Corporativo de Operaciones	: Narciso Berberana Sáenz
Gerente Corporativo de Saneamiento	: Salvador Villarino Krumm
Gerente Corporativo de Comunicaciones y Desarrollo Organizacional	: Francesc Mayné
Gerente Corporativo de Inversiones y Logística	: Joaquim Martí Marqués
Gerente Corporativo de Planificación y Desarrollo	: Josep Maria Verdejo Rabazo
Gerente Corporativo de Asuntos Jurídicos	: Camilo Larraín Sánchez

Porcentaje Participación Matriz
50,10234%

Proporción que representa la Inversión en el Activo de la Matriz
44,34357%

Relación con la Matriz
En 2007 sólo existe un contrato de arriendo de oficinas con Inversiones Aguas Metropolitanas S.A. por instalaciones del Edificio Corporativo de Aguas Andinas S.A., el cual se paga mensualmente. En el futuro se espera mantener similares relaciones comerciales.

Balances Generales

Al 31 de diciembre de 2007 y 2006	2007 M$	2006 M$
Activos Circulantes	67.243.118	55.664.712
Activo Fijo Neto	647.966.363	646.750.977
Otros Activos	123.622.345	124.994.750
Total Activos	**838.831.826**	**827.410.439**
Pasivos Circulantes	77.641.238	98.621.211
Pasivos Largo Plazo	328.361.168	308.840.232
Interés Minoritario	11.550	10.619
Patrimonio	432.817.870	419.938.377
Total Pasivos y Patrimonio	**838.831.826**	**827.410.439**

Estado de Resultados

Al 31 de diciembre de 2007 y 2006	2007 M$	2006 M$
Ingresos de Explotación	253.755.843	249.321.595
Costo de Operación	(132.442.121)	(128.100.648)
Resultado Operacional	121.313.722	121.220.947
Resultado no Operacional	(4.117.811)	(10.885.530)
Impuesto a la Renta	(20.136.389)	(19.450.905)
Utilidad (Pérdida) del Interés Minoritario	(1.632)	(467)
Amortización Mayor Valor de Inversiones	1.109	75
Utilidad del Ejercicio	**97.058.999**	**90.884.120**

Aguas Andinas S.A. y Filiales

Estado de flujo de efectivo

Al 31 de diciembre de 2007 y 2006	2007 M$	2006 M$
Flujo Neto Originado por Actividades de la Operación	138.396.187	128.824.841
Flujo Neto Originado por Actividades de Financiamiento	(91.317.984)	(103.083.738)
Flujo Neto Originado por Actividades de Inversión	(36.886.123)	(49.523.142)
Flujo Neto Total del Periodo	10.192.080	(23.782.039)
Efecto de la Inflación Sobre el Efectivo y Efectivo Equivalente	(537.283)	(389.718)
Variación Neta del Efectivo y Efectivo Equivalente	9.654.797	(24.171.757)
Saldo Inicial del Efectivo y Efectivo Equivalente	581.139	24.752.896
Saldo Final del Efectivo	**10.235.936**	**581.139**

Conciliación entre el flujo neto originado por actividades de la operación y la utilidad del ejercicio

Al 31 de diciembre de 2007 y 2006	2007 M$	2006 M$
Utilidad del Ejercicio	97.058.999	90.884.120
(Utilidad) en Venta de Activos	(3.464.665)	(1.265.138)
Cargos a Resultado que no Representan Flujo de Efectivo	40.543.476	41.360.113
Variación de Activos que Afectan al Flujo de Efectivo (Aumentos) Disminuciones	(5.447.207)	(8.825.011)
Variación de Pasivos que Afectan al Flujo de Efectivo Aumentos (Disminuciones)	9.703.952	6.670.290
Utilidad del Interés Minoritario	1.632	467
Flujo neto originado por actividades de la operación	**138.396.187**	**128.824.841**

Nota: Los Estados Financieros completos de la Filia□

Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

File No. 82-35046

Deloitte
Auditores y Consultores Ltda.
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8, 9 y 13
Providencia, Santiago
Chile
Fono: (56-2) 729 7000
Fax: (56-2) 374 9177
E-mail: deloittechile@deloitte.com
www.deloitte.com

Deloitte.

Independent Auditors' Report

To the Shareholders and Directors of
Inversiones Aguas Metropolitanas S.A.

We have audited the accompanying consolidated balance sheets of Inversiones Aguas Metropolitanas S.A. and subsidiaries (the "Company") as of December 31, 2007 and 2006 and the related consolidated statements of income and of cash flows for the years then ended. These financial statements (including the related notes) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The accompanying Reasoned Analysis and Significant Events do not form an integral part of these financial statements; therefore, our report does not cover them.

We conducted our audits in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Inversiones Aguas Metropolitanas S.A. and subsidiaries as of December 31, 2007 and 2006 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Chile.

The accompanying financial statements have been translated into English for the convenience of readers outside Chile.

Deloitte

January 29, 2008, except for Note 29, which is dated
February 1, 2008

File No. 82-35046

Balance Sheets

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

At December 31, 2007 and 2006 Assets	2007 ThCh$	2006 ThCh$
Current		
Cash and banks	196,608	141,457
Marketable securities, net	10,379,374	589,060
Trade accounts receivable, net	48,493,065	46,078,165
Notes receivables, net	1,724,461	3,836,920
Miscellaneous accounts receivable, net	371,915	205,818
Accounts receivable and notes from related companies	248,612	43,650
Inventories, net	2,172,423	1,787,146
Recoverable taxes	348,796	352,869
Prepaid expenses	290,581	296,471
Deferred taxes	1,577,317	1,138,015
Other current assets	2,222,062	2,074,165
Total current assets	**68,025,214**	**56,543,736**
Property, Plant and Equipment		
Land	38,819,148	38,438,934
Construction and infrastructure	1,086,362,319	1,073,555,093
Machinery and equipment	126,877,875	126,476,767
Other property, plant and equipment	12,665,191	12,641,947
Technical revaluation	5,225,658	5,256,064
Accumulated depreciation	(621,957,034)	(609,609,769)
Total property, plant and equipment	**647,993,157**	**646,759,036**
Other non-current Assets		
Goodwill	326,260,098	353,710,309
Negative goodwill	-	(1,109)
Long-term debtors	9,853,951	9,279,617
Deferred taxes	3,098,529	-
Intangibles	57,039,010	56,317,513
Accumulate amortization	(17,406,434)	(15,427,954)
Other	15,973,289	15,565,809
Total other non-current assets	**394,818,443**	**419,444,185**
Total Assets	**1,110,836,814**	**1,122,746,957**

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

At December 31, 2007 and 2006 Liabilities and Shareholders' Equity	2007 ThCh$	2006 ThCh$
Current Liabilities		
Short term banks liabilities	798	19,366,152
Short term of long-term banks liabilities	1,964,585	15,376,748
Bonds payable	19,778,482	14,484,533
Accounts payable	17,540,914	16,095,935
Notes payable	591,565	470,561
Sundry creditors	1,258,216	1,334,007
Accounts payable and notes to related companies	2,505,434	1,781,775
Provisions	19,077,153	19,322,687
Withholdings	9,046,254	8,028,822
Income taxes	2,014,935	228,785
Unearned income	4,333,346	2,185,159
Other	13,808	3,961
Total current liabilities	**78,125,490**	**98,679,125**
Long-term Liabilities		
Long term banks liabilities	84,066,667	53,721,480
Bonds payable	186,583,275	205,794,683
Notes payable	44,406,775	34,019,418
Sundry creditors	871,600	1,139,241
Provisions	11,963,353	9,592,304
Deferred taxes	-	3,949,992
Other	469,498	795,591
Total long-term liabilities	**328,361,168**	**309,012,709**
Minority Interest	**215,977,539**	**209,550,043**
Shareholders' Equity		
Paid-in capital	475,181,646	496,001,804
Other reserves	3,446,893	3,252
Retained earnings	62,089	326,436
Net income for the year	24,531,649	24,291,715
Interim dividends	(14,849,660)	(15,118,127)
Total shareholders' equity	**488,372,617**	**505,505,080**
Total Liabilities and Shareholders' Equity	**1,110,836,814**	**1,122,746,957**

The accompanying notes 1 to 32 are an integral part of these unconsolidated financial statements.

File No. 82-35046

Statements of Income

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

At December 31, 2007 and 2006	2007 ThCh$	2006 ThCh$
Operating Income		
Operating Revenues	253,755,843	249,321,595
Operating Expenses	(98,494,814)	(98,375,196)
Gross Profit	155,261,029	150,946,399
Administrative and Sales Cost	(35,061,011)	(30,092,541)
Total Operating Income	**120,200,018**	**120,853,858**
Non-Operating Results		
Financial income	4,861,412	5,386,075
Other non-operating income	8,266,319	8,164,283
Amortization of goodwill	(27,458,457)	(27,428,540)
Financial expenses	(17,764,712)	(17,797,826)
Other non-operating expenses	(1,003,750)	(2,187,632)
Price-level restatement	6,103,222	1,698,050
Foreign exchange gain	4,945	65,259
Non-operating loss, net	**(26,991,021)**	**(32,100,331)**
Income before Income Taxes, Extraordinary Items and Minority Interest	93,208,997	88,753,527
Income Taxes	(20,246,656)	(19,449,777)
Minority interest	(48,431,801)	(45,012,109)
Amortization of Negative Goodwill	1,109	74
Net Income	**24,531,649**	**24,291,715**

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

Statements of Cash Flows

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

At December 31, 2007 and 2006	2007 ThCh$	2006 ThCh$
Cash Flows from Operating Activities		
Collection of trade accounts receivable	298,373,654	294,902,400
Financial income received	686,339	1,050,458
Other income received	2,721,896	2,561,252
Payments to suppliers and personnel	(100,755,570)	(103,990,559)
Payment of interest	(11,500,346)	(14,981,332)
Payment for income tax	(19,086,568)	(19,668,592)
Other expenses	(873,910)	(705,317)
VAT and other similar items paid	(33,039,307)	(32,641,489)
Net cash flows provided by operating activities	**136,526,188**	**126,526,821**
Cash Flows from Financing Activities		
Borrowings from banks	67,834,099	101,038,129
Proceeds from issuance of bonds	-	4,781,347
Other sources of financing	20,237,284	17,668,617
Dividends paid	(23,501,961)	(20,019,272)
Capital distribution	(19,703,716)	(36,421,859)
Repayment of loans	(67,046,660)	(108,476,917)
Repayment of bonds	(13,101,222)	(18,245,415)
Payment cost associated with issuance of bond	-	(384,520)
Other financing activities	(53,957,432)	(55,277,107)
Net cash flows used in financing activities	**(89,239,608)**	**(115,336,997)**
Cash Flows from Financing Activities		
Proceeds from sales of property, plant and equipment	5,585,225	128,738
Proceeds from sales of permanent investments	-	13,329,605
Purchases of property, plant and equipment	(40,468,922)	(48,102,070)
Payment of capitalized interest	(588,890)	(891,524)
Permanent investments	(4,032)	(4,275)
Other investing activities	(1,431,872)	(30,713)
Net cash flows used in investing activities	**(36,908,491)**	**(35,570,239)**
Net Increase (Decrease) in Cash Flows for the Year	**10,378,089**	**(24,380,415)**
Price level restatement of cash and cash equivalents	(906,938)	(579,612)
Net Increase (Decrease) in Cash and Cash Equivalents	**9,471,151**	**(24,960,027)**
Cash and Cash Equivalents at Beginning of the Year	1,372,953	26,332,980
Cash and Cash Equivalents at End of the Year	**10,844,104**	**1,372,953**

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

Reconcilation between Net Cash Flow Provided by Operating Activities and Net Income for the Year

At December 31, 2007 and 2006	2007 ThCh$	2006 ThCh$
Net income	24,531,649	24,291,715
Gain on sale of property, plant and equipment	(3,464,665)	(2,939,254)
Gain on sale of investments	(3,464,665)	(1,265,138)
Utilidad en venta de inversiones	-	(1,674,116)
Adjustments to reconcile net income to net cash provided by operational activities	**63,658,740**	**64,656,760**
Depreciation	36,115,335	35.818.870
Amortization of intangibles	2,331,527	2,250,484
Provisions and write-offs	4.484.277	1,375,757
Amortization of goodwill	27,458,457	27,428,540
Amortization of negative goodwill	(1,109)	(74)
Net price-level restatement	(6,103,222)	(1,698,050)
Net foreign exchange differences	(4,945)	(65,259)
Other credits to income that do not represent cash flow	(3,672,964)	(3,473,826)
Other charges to income that do not represent cash flow	3,051,384	3,020,318
Changes in operating assets (increases) decreases	**(4,308,705)**	**(8,310,751)**
Trade accounts receivable	(4,964,503)	(6,175,850)
Inventories	(473,977)	(669,899)
Other assets	1,129,775	(1,465,002)
Changes in operating liabilities increases (decreases)	**7,677,368**	**3,816,242**
Accounts payable related to operating income	(534.204)	(1,117,352)
Interest payable	3,413,205	1,291,088
Income taxes payable (net)	938,133	(954,460)
Other accounts payable	948,951	2,620,164
VAT and similar payments	2,911,283	1,976,802
Minority interest in net income	**48,431,801**	**45,012,109**
Net Cash Provided by Operating Activities	**136,526,188**	**126,526,821**

The accompanying notes 1 to 32 are an integral part of these consolidated financial statements

Notes to the Financial Satements

Inversiones Aguas Metropolitanas S.A.
For the years ended December 31, 2007 and 2006 (in thousands Chilean pesos, ThCh$).

1. Registration in the Securities Register

Inversiones Aguas Metropolitanas S.A., Aguas Andinas S.A., Aguas Los Domínicos S.A., Aguas Manquehue S.A., and Aguas Cordillera S.A. are registered in the Securities Register of the Superintendency of Securities and Insurance under numbers 0912, 0346, 0389, 0402, and 0975; respectively. As a result, such Companies are regulated by such superintendency.

2.- Summary of Significant Accounting Policies

a) Accounting period

These financial statements relate to the years between January 1 and December 31, 2007 and 2006, respectively.

b) Basis of preparation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile, as published by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance.

In the event of differences between the accounting principles generally accepted in Chile and the instructions of the Superintendency of Securities and Insurance, the instructions of the Superintendency of Security and Insurance will prevail.

c) Basis of presentation

Basis of presentation - For comparison purposes, the financial statements at December 31, 2006 and their respective notes have been restated off the books by 7.4%. This percentage corresponds to the variation in the Consumer Price Index during the last twelve months, with a one-month time lag.

For comparison purposes, re-classifications were made to some items to the financial statements of 2006.

d) Basis of consolidation

The consolidated financial statements include the assets, liabilities, results and cash flows of the Parent company and its subsidiaries. Transactions between the consolidated companies have been eliminated and the participation of the minority investors has been recognized under Minority Interest.

		Ownership percentage		2007	2006
Taxpayer ID	Company	Direct %	Indirect %	Total %	Total %
61,808,000-5	Aguas Andinas S.A.	50.1023	-	50.1023	50.1023
96,945,210-3	Ecoriles S.A.	-	100.000	100.000	100.000
96,828,120-8	Gestión y Servicios S.A.	-	100.000	100.000	100.000
96,568,220-1	Aguas Los Dominicos S.A.	-	100.000	100.000	99.9871
96,967,550-1	Análisis Ambientales S.A.	-	100.000	100.000	100.000
96,809,310-k	Aguas Cordillera S.A.	-	99.9903	9.9903	99.9900
89,221,000-4	Aguas Manquehue S.A.	-	100.000	100.000	100.000

e) Price-level restatements

The consolidated financial statements have been restated by 7.4% in 2007 and 2.1% in 2006 to reflect the effects of variations in the purchasing power of the local currency during each year, in accordance with accounting principles generally accepted in Chile.

Income statement balances were also restated to express them at year-end values.

f) Basis of currency translation

Assets and liabilities in Unidades de Fomento and/or foreign currencies are shown at their respective values and/or exchange rates at each year end, at the following rates:

	2007 Ch$	2006 Ch$
United States dollar	496.89	532.39
Unidad de Fomento (index-linked units of account)	19,622.66	18,336.38
Euro	730.94	702.08

g) Marketable securities

Marketable securities relate to investments in mutual funds units. These are shown at their redemption value at the closing date of these financial statements.

h) Inventories

Materials are shown at their restated cost which does not exceed their respective replacement costs at each year-end.

There is an allowance for obsolescence for disposable items remaining in stock for more than one year with no activity.

i) Allowance of doubtful accounts

The estimate of doubtful accounts depends on the age of the accounts receivable and the recovery record, as follows:

For the subsidiaries Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Domínicos S.A. and Aguas Manquehue S.A., a 100% allowance is provided for customers with debts past-due for over 8 months.

For the subsidia□

- "Non-government subsidized": In this case, an allowance of 100% of the account receivable converted into repayment plans is established in 2007. In 2006, the allowance amounted to 20%.

- "Government subsidized": In this case, an allowance of 55% of the account receivable converted into repayment plans is established and the remaining 45% is accrued as a commercial discount in 2007. In 2006, the allowance amounted to 40% and 45% was accrued as a commercial discount.

For the subsidiaries Aguas Manquehue S.A. and Aguas Los Domínicos S.A., an allowance of 100% of the account receivable converted into repayment plans is established in 2007. In 2006, the allowance amounted to 20%.

For the subsidiaries Gestión y Servicios S.A., Anam S.A. and Ecoriles S.A., a 100% provision is made for customer debts more than 120 days past due.

A 100% provision is made for past-due notes receivable.

j) Property, plant and equipment

For the subsidiary Aguas Andinas S.A., the assets transferred by the predecessor entity are shown at their restated appraisal values determined by independent consultants in a technical study made in 1977. Acquisitions after 1977 are shown at their restated cost.
The subsidiary Aguas Cordillera S.A. shows its specific accounts at cost, plus the incremental or discounted value resulting from technical appraisal performed in 1977, both restated.
The Company and subsidiaries record their property, plant and equipment at restated cost.
The property, plant and equipment include the main renewals and improvements. Maintenance costs or minor repair expenses are charged to income in the year in which they are incurred.
Work in progress include financing costs incurred until the assets are in a condition to be used, in accordance with Technical Bulletin No.31 of the Chilean Institute of Accountants.
Direct remu□

k) Depreciation of property, plant and equipment

Depreciation is calculated using the straight-line method on the restated book values over the remaining useful lives of the respective assets.

l) Leased assets

Lease agreemen□
Leased assets are valued and its depreciation is calculated according to the accounting principles generally accepted for the property, plant and equipment.
Assets acquired under lease agreements are not legally owned by the Company until it has exercised its purchase option and therefore the Company can not freely dispose them.

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

m) Intangible assets

Water rights, easements, software, and other rights are shown at their restated cost net of amortization, in accordance with Technical Bulletin No.55 of the Chilean Institute of Accountants.

Water rights, easements, and other rights are being amortized over a period of 40 years from the date of acquisition or as from 1998 as it is believed that they will provide benefits during that period.

Software is being am□

n) Goodwill and negative goodwill

Goodwill represents the excess paid over the proportional equity value on the purchase date of the shares in Aguas Andinas S.A., and Aguas Cordillera S.A. Negative goodwill represents the discount obtained between the price paid and the proportional equity value on the purchase date of shares in Aguas Manquehue S.A. Goodwill and negative goodwill are amortized over a maximum period of 20 years from the date of acquisition as this is estimated period of return on the investment.

o) Transactions under resale agreements

Acquisitions of securities under resale agreements are valued as fixed-income investments and are shown in Other current assets, in accordance with Circular N°768 of the Superintendency of Securities and Insurance.

p) Bonds payable

This is the obligation for the placement of bonds issued by the subsidiary Aguas Andinas S.A. on the domestic market, shown at their nominal value plus indexation adjustments and interest accrued to the year-end. The discount incurred and the issue costs on the placement of the bonds, except as stated in the following paragraph, are deferred and amortized over their term, in accordance with Circular 1,370 of the Superintendency of Securities and Insurance.

q) Income tax and deferred taxes

The Company and subsidiaries have provided for income tax on the basis of their net taxable income determined in accordance with the provisions of the Income Tax Law. According to Technical Bulletin No.60 and other instructions from the Chilean Institute of Accountants and Circular 1,466 of the Superintendency of Securities and Insurance, the Company and subsidiaries record the effects of deferred taxes resulting from temporary differences, tax benefits related to tax loss carry-forwards, and other events that create differences between the financial and tax basis of assets and liabilities.

Some subsidiaries recorded these effects as from the beginning of the year 2000, recording deferred taxes arising on the accumulated temporary differences in asset and liability accounts with credits and charges, respectively, to complementary accounts which are amortized, affecting income tax for the period, over the weighted average reversal period. These complementary accounts are shown deducted from the corresponding deferred tax assets and liabilities that originated them.

r) Derivative contracts

In the year 2007 the subsidiary Gestión y Servicios S.A. has signed a currency hedge agreement with a financial institution, whereas in 2006 it was the Company that had signed a currency hedge agreement with a financial institution. These contracts have been designated as hedges of an existing item and have been assigned as financial hedge against foreign exchange fluctuations. They are shown in accordance with Technical Bulletin N°57 of the Chilean Institute of Accountants.

s) Severance payments

For the subsidiaries Aguas Andinas S.A., in July 2002, Aguas Cordillera S.A., in November 2002, and Aguas Los Domínicos, in December 2002, new union labor agreement came into force whose clause referring to severance payments stated that this will be paid as indicated in the Labor Code, while the amount accrued by the employees to those dates remained fixed and is adjusted quarterly in line with the Consumer Price Index. The contract for Aguas Andinas S.A. also established that employees who retire from the company, within 120 days of having reached the legal retirement age, will continue to accrue this benefit after July 2002, while for Aguas Cordillera S.A. and Aguas Los Domínicos, the contracts mentioned state that employees who retire from the company on reaching the retirement age, shall continue to accrue this benefit after November and December 2002, respectively.

The obligation of the subsidiaries for the accrued indemnity for employees up to July 2002 for Aguas Andinas S.A. and November and December 2002 for Aguas Cordillera S.A. and Aguas Los Domínicos, respectively, is accounted for at its present value, and the obligation for the additional indemnity that it is estimated to the employees who retire from the company will accrue, is provided for at its present value, calculated according to the a□

There are also individual contracts which are accounted for by the current value according to their terms.

Advances granted to personnel against such funds are shown as long-term debtors. These advances price level restated will be deducted from the final settlement, as stated in the respective contracts.

t) Revenue recognition

The Company's sales relate to Technological Support and are shown on an accrual basis.

Sales of the water company subsidiaries are recorded on the basis of the consumption read and billed to each customer, divided into monthly billing groups and valued in accordance with the tariff fixed by the Superintendency of Sanitation Services (SISS) for five-year period.

Consumption read but not billed at the year-end is also recorded at the tariff defined for each invoicing group.

u) Research and development costs

Expenses incurred in research and development studies which are not deemed viable projects, are charged to income in the year in which they are incurred. Otherwise, they form part of the costs of the corresponding work in progress.

v) Statement of cash flows

The Company and its subsidiaries consider as cash and cash equivalents its balances in cash, in unrestricted bank checking accounts, time deposits, marketable securities and repurchase/sale agreements whose redemption will take place within 90 days from the date the investment was made and that carry no significant loss risk at the time of redemption.

Cash flows from operating activities include revenues and expenses of the Company and its subsidiaries and all other income and expenses that are treated as non-operating in the Statement of Income.

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

3.- Accounting Changes
The following changes in accounting estimates were made during 2007:

a) The subsidiaries Aguas Andinas S.A., Aguas Cordillera S.A. and Aguas Los Domínicos S.A. have union labor contracts with their employees which provide for indemnities in accordance with the Labor Code and an additional indemnity if they retire while being employed.
To calculate this additional indemnity, these subsidiaries use the present value of such obligations based on the accrued cost method for those who are covered by the collective contract and who they believe will remain employed until retirement age. The discount rate used for this calculation has been changed from 4.8% at December 2006 to 4.1% at December 2007, in accordance with a study made by the company.
The effect of this change amounts to a greater charge to income of ThCh$68,875.

b) The subsidiaries Aguas Andinas S.A. and Aguas Cordillera S.A. have agreed to deferred payments, for the past due debts of clients, through payment agreements which are collectible upon maturity of each of the installments. The debts with payment agreements are classified as "government subsidized", in the case of special agreements with customers of a lower socio-economic level and as "non-government subsidized" for the other payment agreements. During 2007 the companies increased the allowance of agreements classified as non-government subsidized from 20% to 100%; and in the case of the government subsidized agreements, it increased the allowance for doubtful accounts from 40% to 55%, accruing the remaining 45% as a commercial discount. In both cases, due to the low recovery of the verified debts in the previous year.
The subsidiaries Aguas Los Dominicos S.A. and Aguas Manquehue S.A. have agreed to deferred payments, for the past due debts of clients, through payment agreements which are collectible upon maturity of each of the installments. During 2007 the companies increased the allowance for doubtful accounts from 20% to 100%, due to the low recovery of the verified debts in the last year.
The effect of this change amounts to a greater charge to income of ThCh$2,761,344.

There have been no other accounting changes that could affect the comparison of these financial statements.

4.- Marketable Securities
Marketable securities are stated as indicated in Note 2g), according to the following.

Institution	Funds	Unit value	2007 ThCh$
Scotiabank	Clipper Serie B	19,739.0891	4,738,955
BCI	Competitivo Gamma	1,096.4868	5,640,419
Total			**10,379,374**

Instruments	Book Value	
	2007 ThCh$	2006 ThCh$
Mutual fund units	10,379,374	589,060
Total	**10,379,374**	**589,060**

5.- Short and Long-Term Debtors

Trade accounts receivable relate to the billings of subsidiaries Aguas Andinas S.A., Aguas Cordillera S.A., Aguas Los Domínicos S.A., and Aguas Manquehue S.A. for consumption of drinking water, sewage services, sewage treatment and other associated services, with balances classified as short and long term.

The balance of trade accounts receivable includes an allowance for revenue accrued as at December 31, 2007 and 2006 of ThCh$13,677,484 and ThCh$15,015,143 respectively, corresponding to unbilled meter readings at the end of each year.

The debtors balance at December 31, 2007 of the subsidiary Aguas Andinas S.A. is split into Residential 80.65%, Commercial 16.71%, Industrial and others 2.64%, compared to Residential 80.40%, Commercial 16.43%, Industrial and others 3.17% at December 31, 2006.

For Aguas Cordillera S.A. the split is Residential 81.81%, Commercial 17.99%, Industrial and others 0.20%, compared to Residential 81.48%, Commercial 18.25%, Industrial and others 0.27% at December 2006.

For Aguas Los Domínicos S.A., the split is Residential 88.88%, Commercial 11.11%, Industrial and others 0.01%, compared to Residential 88.43%, Commercial 11.53%, Industrial and others 0.04% in 2006.

For Aguas Manquehue S.A., the split is Residential 71.53%, Commercial 28.36%, Industrial and others 0.11%, compared to Residential 71.10%, Commercial 28.47%, Industrial and others 0.43% in 2006.

The subsidiaries have set up allowances for doubtful accounts as follows:

a) An allowance for doubtful accounts has been provided by the subsidiaries as explained in Note 2 i), amounting to ThCh$15,167,199 and ThCh$12,967,418 respectively as of December 31, 2007 and 2006. Of these allowances at December 31, 2007 and 2006, ThCh$3,119,314 and ThCh$997,812 respectively were charged to income for the year. At December 31, 2007 and 2006, debts amounting ThCh$137,375 and ThCh$230,853, respectively were written off.

b) Provisions for commercial discounts relate to payment agreements of debts signed by customers of Aguas Andinas S.A. and Aguas Cordillera S.A., through which they can obtain a commercial discount if they fully comply with such agreement. Commercial discounts of ThCh$26,780 and ThCh$0 have been made during the years 2007 and 2006, respectively. This allowance is ThCh$3,755,528 and the charge to income at December 31, 2007 was ThCh$953,336 (ThCh$3,034,971 at December 31, 2006 and a charge to income for that year of ThCh$517,999).

Notes receivable is comprised mainly of promissory notes signed by customers as a result of agreements with property developers.

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

The balance of short-term sundry debtors as at December 31, 2007 and 2006 relates mainly to collection agreements through credit cards and accounts receivable from personnel.

The main component of long-term debtors relates to agreements signed with property developers and advances against severance payments, as indicated in Note 2r) and to trade accounts receivables net of their corresponding allowance.

	Current							Long-term	
	Up to 90 days		90 days to 1 year		Subtotal	Total Current (net)		2007	2006
	2007	2006	2007	2006	2007	2007	2006		
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts receivable	50,708,875	45,473,199	3,430,503	3,404,349	54,139,378	48,493,065	46,078,165	945,265	965,225
Allow. doubtful accountss	-	-	-	-	5,646,313	-	-	-	-
Notes receivabe	1,593,810	2,821,920	616,725	1,315,247	2,210,535	1,724,461	3,836,920	334,209	333,772
Allow. doubtful accounts	-	-	-	-	486,074	-	-	-	-
Sundry debtors	290,738	158,170	106,590	88,867	397,328	371,915	205,818	8,574,477	7,980,620
Allow. doubtful accounts	-	-	-	-	25,413	-	-	-	-
Total long-term debtors	-	-	-	-	-	-	-	9,853,951	9,279,617

6.- Balances and Transactions with Related Companies

Notes and accounts receivable:

Taxpayer No.	Company	Short-term	
		2007	2006
		ThCh$	ThCh$
59,066,560-6	Degremont S.A. Agencia en Chile	14,858	40,264
96,864,190-5	Brisaguas S.A.	1,172	482
77,030,800-3	Constructora ACSA Ltda.	637	684
59,094,680-K	Aguas de Levante S.A.	2,067	2,220
77,329.730-4	Inversiones Aguas del Gran Santiago Ltda.	163,195	-
76,938.110-4	Empresa Depuradora de Aguas Servidas Ltda.	66,683	-
Total		248,612	43,650

The accounts receivable from Inversiones Aguas del Gran Santiago Ltda. in 2007 relate to the reimbursement of expenses at a term of 30 days, without interest.

The accounts receivable from Degrémont S.A., Chilean Agency and Brisaguas S.A. relate to chemical and bacteriological laboratory analysis services, payable at 30 days without interests.

The debt of Constructora Acsa Ltda. and Aguas de Levante S.A. relates to sales of materials, payable at 30 days without interest.

Empresa Depuradora de Aguas Servidas Ltda. has purchased material and spare parts and has a pending balance, with maturity on January 31, 2008.

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

Notes and accounts payable:

Taxpayer No.	Company	Short-term	
		2007	2006
		ThCh$	ThCh$
59,046,220-9	Sociedad Gral. Aguas de Barcelona S.A.	-	997,745
59,066,560-6	Degremont S.A. Agencia en Chile	588,933	683,515
59,094,680-K	Aguas de Levante S.A.	55,425	75,222
59,096,940-0	ACSA AGBAR Construcción S.A.	65,388	-
96,864,190-5	Brisaguas S.A.	17,853	16,373
59,109,940-K	Norcontrol S.A. Agencia en Chile	-	3,182
96,847,530-4	Omnilogic Telecomunicaciones Chile	5,343	5,738
76,938,110-4	Empresa Depuradora de Aguas Servidas Ltda.	1,771,827	-
59,127,140-7	AGBAR Servicios Compartidos S.A.	665	-
Totales		**2,505,434**	**1,781,775**

The account payable to Sociedad General Aguas de Barcelona S.A. in 2006 related to a contract, entered into in 2001, expressed in Euros, which had a term of 5 years ending in 2006, with monthly invoicing, and interest-free payments, every 63 days.

With Degrémont S.A. Agencia en Chile there was a construction and operations contract for the La Farfana Sewage Treatment Plant, its billing was performed on a monthly basis and payable on the last day of the following month after the issuance of the payment statement. The pending balance corresponds to the withholding that will be paid once the contractual relationship has terminated (once all contract terms have been complied with).

The debt with Aguas de Levante S.A. relates to the purchase of materials, with payments at 30 days.

The debt with Acsa Agbar Construcción S.A. relates to withholdings made from payments under a pipes renewal contract.

The debt with Brisaguas S.A. relates to collections paid under contract.

The debt, payable at 30 days, with Norcontrol S.A. Chilean Agency, corresponds to quality control services. However, Norcontrol S.A. Chilean Agency, is no longer a related company at December 2007.

The debt with Omnilogic Telecomunicaciones Chile S.A. relates to maintenance services for radio-communication and transmission networks, payable at 30 days.

File No. 82-35046

With Empresa Depuradora de Aguas Servidas Ltda. there exists an operations and maintenance contract of the La Farfana Sewage Treatment Plant, its invoicing is upon expired month, and is paid at 30 days after the approval of the payment statement.

The debt with Agbar Servicios Compartidos S.A. relates to purchases of pipes and is payable at 60 days.

The materiality criterion to inform the transactions with related parties relates to amounts in excess of ThCh$100,000.

Balances and transactions with related companies

Transactions

Company	Taxpayer ID	Relationship	Transaction			2006	
				Amount ThCh$	Effect on income (chage)/credit ThCh$	Amount ThCh$	Effect on income (chage)/credit ThCh$
Degremont S.A. Agencia en Chile	59,066,560-6	Related	Purchase of materials	210,350	(210,350)	-	-
Degremont S.A. Agencia en Chile	59,066,560-6	Related	Plant operation	7,723,207	(7,723,207)	4,618,044	(4,618,044)
Degremont S.A. Agencia en Chile	59,066,560-6	Related	Services	112,889	-	-	-
Degrémont S.A. Agencia en Chile	59,066,560-6	Related	Debt payment plant construction	-	-	1,641,460	-
Empresa Depuradora de Aguas Servidas Ltda.	76,938,110-4	Related	Plant operation	2,526,150	(2,526,150)	-	-
Empresa Depuradora de Aguas Servidas Ltda.	76,938,110-4	Related	Sale of materials	169,454	169,454	-	-
Degrémont Ltda.	77,441,870-9	Related	Sludge automation	1,419,673	-	833,421	-
CORFO	60,706,000-2	Related	Dividends paid	33,0[illegible]3,820	-	31,298,274	-
Soc. Gral. Aguas de Barcelona S.A.	59,046,220-9	Related	Consultancy received	-	-	2,765,662	(2,765,662)
Suez Lyonnaise Des Eaux	00,000,001-9	Related	Consultancy received	-	-	379,152	(379,152)
Inversiones Aguas del Gran Santiago Ltda.	77,329,730-4	Parent	Capital distribution	11,541,236	-	20,430,920	-
Inversiones Aguas del Gran Santiago Ltda.	77,329,730-4	Parent	Dividend distribution	13,626,277	-	12,222,966	-
Aguas de Levante S.A.	59,094,680-K	Related	Purchase of materials	485,265	(485,265)	1,404,651	(1,337,025)

7.- Deferred Taxes and Income Taxes

At December 31, 2007 and 2006, the detail of taxable income and other concepts is as follows:

	2007 ThCh$	2006 ThCh$
a) Net taxable income	122,399,782	110,548,417
b) Balance of taxed earnings	136,355,572	111,173,241
c) Tax (15%) credit for shareholders	122,428	266,275
Tax (16%) credit for shareholders	352,927	310,498
Tax (16.5%) credit for shareholders	740,846	873,627
Tax (17%) credit for shareholders	16,220,957	17,288,692
d) Tax loss (*)	-	(75,437)

(*) The tax losses relate to the Parent and the subsidiary Aguas Cordillera S.A. (formerly, Comercial Orbi II S.A.).

The upstream merger of the subsidiary Aguas Cordillera S.A. (taxpayer No. 80.311.300-9) led to a deferred tax arising from the recognition of the tax goodwill against equity. This was due to the fact that the merger was accounted for in accordance with Technical Bulletin No. 72 of the Chilean Institute of Accountants, dealing with business combinations under common control based on the pooling of interest methodology.

File No. 82-35046

e) The detail of the deferred taxes for 2007 and 2006 is a follows:

Deferred Taxes

Items	2007				2006			
	Deferred Tax Asset		Deferred Tax Liability		Deferred Tax Asset		Deferred Tax Liability	
	Short-term ThCh$	Long-term ThCh$	Short-term ThCh$	Long-term ThCh$	Short-term ThCh$	Long-term ThCh$	Short-term ThCh$	Long-term ThCh$
Temporary differences								
Allowance for doubtful accounts	1,046,827	1,531,631	-	-	533,946	1,670,517	-	-
Unearned income	131,523	22,684	-	-	322,911	26,560	-	-
Accrual for vacations	151,636	106,965	-	-	162,474	114,335	-	-
Leased assets	-	-	64,360	42,352	-	-	47,244	55,767
Depreciation	-	590,557	-	6,225,570	-	487,454	-	5,852,115
Severance indemnity	105,476	507,363	-	-	29,806	169,184	-	-
Other events	5,119	945,918	333	39,865	-	737,282	2,693	24,306
Provision for bonuses	5,303	-	-	-	6,457	-	-	-
Obsolete materials	12,704	-	-	-	-	-	-	-
Investment expenses related companies	-	-	14,679	235,973	-	-	14,678	263,127
Software	-	-	-	47,571	-	-	-	102,824
Bonds placement discount	-	-	235,459	1,817,563	-	-	242,757	1,992,069
Litigation	11,966	192,281	-	-	14,064	505,733	-	-
Deferred expenses	-	-	26,374	62,352	-	-	23,557	73,842
Water rigths	-	40,801	-	-	-	40,801	-	-
AFR KWH	-	-	-	-	3,239	-	-	-
Accrual for loss on disposal of assets	20,035	-	-	-	39,058	-	-	-
Accrual for repayment plans	419,391	219,048	-	-	356,989	158,956	-	-
Goodwill	8,542	6,773,945	-	-	-	-	-	-
Transaction on La Dehesa dam	-	174,376	-	-	-	-	-	-
Other								
Supplementary accounts-net of amortization	-	-	-	(464,206)	-	-	-	(503,236)
Total	1,918,522	11,105,569	341,205	8,007,040	1,468,944	3,910,822	330,929	7,860,814

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

Income Taxes

Item	2007 ThCh$	2006 ThCh$
Current income tax (tax provision)	(20,807,963)	(18,793,231)
Adjustment from prior year	(4,498)	(36,593)
Effect on assets or liabilities due to deferred taxes for the year	652,955	(549,125)
Tax benefit from tax losses	-	12,824
Effect of amortization of supplementary deferred tax asset and liability accounts	(39,030)	(43,192)
Other charges or credits	(48,120)	(40,460)
Total	**(20,246,656)**	**(19,449,777)**



File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

8.- Propery, Plants and Equipment

The composition of the fixed assets is as follows:

Item	2007 ThCh$	2006 ThCh$
Land	**38,819,148**	**38,438,934**
Landt	38,819,148	38,438,934
Construction and infrastructure	**544,491,292**	**535,264,509**
Gross value	1,086,362,319	1,073,555,093
Accumulated depreciation	(541,871,027)	(538,290,584)
Machinery and equipment	**57,475,965**	**65,339,994**
Gross value	126,877,875	126,476,767
Accumulated depreciation	(69,401,910)	(61,136,773)
Other property, plants and equipment	**2,266,601**	**2,865,453**
Gross value	12,665,191	12,641,947
Accumulated depreciation	(10,398.590)	(9,776,494)
Incremental value technical appraisal - net	**4.940.151**	**4,850,146**
Land	5,925,794	5,925,794
Distribution networks	1,464,289	1,571,894
Accumulated depreciation	(1,460,242)	(1,567,574)
Collector drains	(399,942)	(399,942)
Accumulated depreciation	295,251	282,996
Civil works	(1,297,788)	(1,368,955)
Accumulated depreciation	449,404	450,164
Machinery and equipment	(466,695)	(472,727)
Accumulated depreciation	430,080	428,496
Total - net	**647,993,157**	**646,759,036**

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

At December 31, 2007 and 2006, the detail of the depreciation charged to income is as follows:

Depreciation in:	2007 ThCh$	2006 ThCh$
Cost of sales	34,294,218	34,082,418
Administrative and sales expenses	1,821,117	1,736,452
Total	36,115,335	35,818,870

Aguas Andinas S.A. has sixty eight plots of land that were transferred free of charge by the Chilean State and are booked at a value of Ch$1 each. There are also fix□

There are also amounts which are contributions from third parties and these are governed by Decree Law 70 of 1988 of the Ministry of Public Works and by the provisions of clause 36 of D.S. MINECON Regulation 453 of 1989. These are explained in Note 32.

In 1989 and in accordance with Transitory Clause 3 of Decree Law 382 of 1988, the General Law on Sanitation Services, Aguas Cordillera S.A. removed from its accounts all assets financed by third parties and Chilean state assets.

As a result of the application of this regulation, the Company maintains an off-balance sheet physical control over those assets, but the calculations of the price-level restatement and depreciation of these assets do not affect its financial statements in any way. As these assets form part of the sanitation infrastructure that it has to operate and maintain, the mentioned off-balance sheet control is performed.

Capital Leases

For Aguas Andinas S.A., assets under capital leases were acquired from GTD Telesat S.A. and shown in Other, under an agreement for a 48-month term and an amount of ThCh$56,166.

For Aguas Cordillera S.A., the assets under capital leases were acquired from Teletronic S.A. and shown in Other, under an agreement for a 48-month term and an amount of ThCh$18,236.

9.- Goodwill and Negative Goodwill

As of December 31, 2007 and 2006, the balances of this account represent the differences between the acquisition value and the proportional equity value of the acquired company at the time of purchase, as follows:

Goodwill

Taxpayer No.	Company	2007		2006	
		Amortization for the year ThCh$	Balance goodwill ThCh$	Amortization for the year ThCh$	Balance goodwill ThCh$
61,808,000-5	Aguas Andinas S.A.	23,093,482	271,348,419	23,076,331	294,441,902
96,809,310-K	Aguas Cordillera S.A.	4,351,720	54,911,679	4,351,975	59,267,209
96,568,220-1	Agua Los Dominicos S.A.	13,255	-	234	1,198
Total		27,458,457	326,260,098	27,428,540	353,710,309

Negative Goodwill

Taxpayer No.	Company	2007		2006	
		Amortization for the year ThCh$	Balance negative goodwill ThCh$	Amortization for the year ThCh$	Balance negative goodwill ThCh$
89,221,000-4	Aguas Manquehue S.A.	1,109	-	74	1,109
Total		1,109	-	74	1,109

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

10.- Intangible

The balances as of December 31, 2007 and 2006 of the restated costs of intangible assets (Note 2 m) are as follows:

Item	2007 ThCh$	2006 ThCh$
Water rights	22,453,752	22,427,989
Leased water rights (1)	579,798	579,798
Rights of way	16,900,070	16,633,368
Software	9,693,997	9,266,217
Other rights (2)	7,395,600	7,395,600
Usufruct rights (3)	15,793	14,541
Subtotal	**57,039,010**	**56,317,513**
Accumulated amortization water rights	(4,868,270)	(4,299,502)
Accumulated amortization leasing (1)	(56,746)	(41,943)
Accumulated amortization rights of way	(3,477,271)	(3,056,101)
Accumulated amortization software	(7,987,252)	(7,198,403)
Amortization other rights (2)	(1,016,895)	(832,005)
Subtotal	**(17,406,434)**	**(15,427,954)**
Total net intangibles	**39,632,576**	**40,889,559**

Amortization for the year charge to cost of sales:

Item	2007 ThCh$	2006 ThCh$
Water rights	560,835	558,388
Leased water rights	14,803	14,803
Rights of way	421,168	414,279
Software	1,149,831	1,078,124
Other rights	184,890	184,890
Total amortization	**2,331,527**	**2,250,484**

(1) The water rights acquired under financial lease agreements signed on March 14, 2003 were registered as Intangible Assets.

(2) Relate to the purchase of gratuitous rights to drinking water consumption from the Municipality of Santiago, which are being amortized over 40 years.

(3) In October 2006 Aguas Andinas S.A. purchased one share issued by Aguas Cordillera S.A: (Formerly Comercial ORBI II S.A.) to Aguas Cordillera in usufruct.

Aguas Andinas S.A. has water rights to various natural sources, including Laguna Negra, Laguna Lo Encañado and Quebrada de Ramón, which were acquired gratuitously and have no value on the books.

The production of water supplies from various wells located in the Metropolitan Region for which Aguas Andinas S.A. and its subsidiaries have the water rights concessions were granted to it gratuitously by the Water Department of the Ministry of Public Works.

11.- Others Assets

The detail of these is as follows:

Item	2007 ThCh$	2006 ThCh$
Discount on bonds placement and issuance costs	10,691,548	11,718,053
Advances purchases fixed assets and intangible assets	3,062,543	1,086,913
Prepaid expenses	1,230,351	1,232,836
Refund reimbursable KW/H contributions	309,566	281,773
Unused assets	349,235	1,025,368
Others	330,046	220,866
Total	**15,973,289**	**15,565,809**

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

12.- Short Term Banks Liabilities

Included in this section are the loans that mature during the next twelve months and the provision for accrued interest on bank borrowings classified as short term:

Short-term

Taxpayer No.	Bank	(In pesos) Ch$ 2007 ThCh$	(In pesos) Ch$ 2006 ThCh$	Total 2007 ThCh$	Total 2006 ThCh$
97,004,000-5	Banco de Chile	-	1,974,812	-	1,974,812
97,032,000-8	Banco BBVA	-	8,290,013	-	8,290,013
97,023,000-9	Banco Corpbanca	798	4,799,721	798	4,799,721
97,006,000-6	Banco BCI	-	4,301,606	-	4,301,606
Total		798	19,366,152	798	19,366,152
Principal outstanding		-	19,301,448	-	19,301,448
Average annual interest rate		0.54%			

Long-term

Taxpayer No.	Bank	(In pesos) Ch$ 2007 ThCh$	(In pesos) Ch$ 2006 ThCh$	Total 2007 ThCh$	Total 2006 ThCh$
97,004,000-5	Banco de Chile	254,885	2,086,853	254,885	2,086,853
97,036,000-K	Banco Santander Santiago	497,250	4,471,629	497,250	4,471,629
97,032,000-8	Banco BBVA	786,500	8,818,266	786,500	8,818,266
97,023,000-9	Banco Corpbanca	425,950	-	425,950	-
Total		1,964,585	15,376,748	1,964,585	15,376,748
Principal outstanding			15,086,120		15,086,120
Average annual interest rate		7.00%	6.72%		

Percentage in local currency: 100%

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

13.- Long Term Banks Liabilities

This heading covers bank loans classified as long term.

Taxpayer No.	Bank	Currency/ indexation unit	Years to maturity 2 to 3 ThCh$	3 to 5 ThCh$	5 to 10 ThCh$	Closing date current year: Total long-term at year end ThCh$	Annual interest rate Average	Closing date previous year: Total long-term at year end
97,004,000-5	Banco de Chile	In pesos Ch$	1,482,000	3,078,000	6,840,000	11,400,000	7.02%	10,203,000
97,036,000-K	Banco Santander - Santiago	In pesos Ch$	2,652,000	5,508,000	12,240,000	20,400,000	7.02%	17,527,680
97,032,000-8	Banco BBVA	In pesos Ch$	4,194,667	8,712,000	19.360,000	32,266,667	7.02%	25,990,800
97,023,000-9	Banco Corpbanca	In pesos Ch$	2,600,000	5,400,000	12.000,000	20,000,000	6.93%	-
Totales			10,928,667	22,698,000	50,440,000	84,066,667		53,721,480

Percentage in local currency: 100%

14.- Bonds Payable (Short and Long Term)

This heading covers the amounts owed to the public due to the issuance of bonds by the subsidiary Aguas Andinas S.A. in September 2001, December 2002, December 2005 and January 2006 on the domestic market.

In September 2001, Series B bonds were issued for U.F.1.8 million for a 21-year term with repayments beginning in 2008.

On October 10, 2002, the Superintendency of Securities and Insurance certified the registration of bonds for up to U.F.10 million. Of this amount, Series C bonds were issued with a nominal value of U.F.4.2 million and Series D with a nominal value of U.F.5.8 million.

In December 2002, Series C bonds for U.F.4.0 million were placed, with repayments starting in June 2005 and extending through to December 2010.

On December 9, 2005, the Superintendency of Securities and Insurance approved a new bond issue totaling U.F. 5.0 million (Series F), in order to finance the prepayment of the Series D bonds and refinance other obligations of Aguas Andinas S.A. in January 2006. The repayment will be performed half-yearly starting June 1, 2008 through to December 1, 2026.

On December 23, 2005, the Series E bonds were placed for U.F.1.65 million, with repayment in June 2012.

The corresponding accrued interest is shown in short-term liabilities.

The bond issuances carry no special collateral except for the general pledge over the Company's assets.

Inscription No. or instrument identification	Series	Nominal amount placed outstanding	Indexation unit	Interest rate %	Final maturity	Payment dates of		Par value		Placement in Chile or abroad
						Interest	Principal	2007 ThCh$	2006 ThCh$	
Long-term bonds current portion										
266	BEMOS B1	4,516	UF	6.25%	01/09/2022	Semi-annual	Semi-annual	370,444	282,841	Chile
266	BEMOS B2	7,097	UF	6.25%	01/09/2022	Semi-annual	Semi-annual	582,128	444,464	Chile
305	BAGUA C1	166,667	UF	4.25%	01/12/2010	Semi-annual	Semi-annual	3,304,833	3,328,229	Chile
305	BAGUA C2	500,000	UF	4.25%	01/12/2010	Semi-annual	Semi-annual	9,914,492	9,984,681	Chile
305	BAGUA E	-	UF	4.0%	01/06/2012	Semi-annual	At maturity	106,867	107,252	Chile
305	BAGUA F	263,158	UF	4.15%	01/06/2026	Semi-annual	Semi-annual	5,499,718	337,066	Chile
Total current portion								19,778,482	14,484,533	
Long-term bonds										
266	BEMOS B1	695,484	UF	6.25%	01/09/2022	Semi-annual	Semi-annual	13,647,246	13,785,290	Chile
266	BEMOS B2	1,092,903	UF	6.25%	02/09/2022	Semi-annual	Semi-annual	21,445,664	21,662,599	Chile
305	BAGUA C1	333,333	UF	4.25%	01/12/2010	Semi-annual	Semi-annual	6,540,874	9,846,629	Chile
305	BAGUA C2	1,000,000	UF	4.25%	01/12/2010	Semi-annual	Semi-annual	19,622,662	29,539,906	Chile
305	BAGUA E	1,650,000	UF	4.0%	01/06/2012	Semi-annual	At maturity	32,377,389	32,493,898	Chile
305	BAGUA F	4,736,842	UF	4.15%	01/06/2026	Semi-annual	Semi-annual	92,949,440	98,466,361	Chile
Total long-term								186,583,275	205,794,683	

15.- Provosions and Write-Offs

The detail of provisions as of December 31, 2007 and 2006 is as follows:

Item	Current liabilities		Long-term liabilities	
	2007 ThCh$	2006 ThCh$	2007 ThCh$	2006 ThCh$
Accrued services	11,417,522	12,161,000	-	-
Bonus [1] and profit-sharing	3,015,763	2,718,949	-	-
Severance payments (Note 16)	1,579,213	1,033,992	10,906,836	9,550,482
Vacations accrued	1,521,181	1,628,287	-	-
Pending litigation	1,201,461	1,328,485	-	-
Accrual for losses on disposal of assets	117,852	229,752	-	-
Projects discarded (Pta de Aguila)	162,377	174,393	-	-
Other personnel benefits	50,288	9,123	-	-
Transaction over La Dehesa dam [2]	-	-	1,025,741	-
Others	11,496	38,706	30,776	41,822
Totales	**19,077,153**	**19,322,687**	**11,963,353**	**9,592,304**

(1) In Aguas Andinas S.A., these are shown net of advances made during the years ended December 31, 2007 and 2006 for ThCh$1,072,118 and ThCh$954,518, respectively.

(2) Relate to an agreement entered into on July 10, 2007 at the office of the notary public Mrs. María Gloria Acharan Toledo, by and between Aguas Cordillera S.A. and some developers, whereby it is stated that if Aguas Cordillera S.A. sells in the future the transferred plots of land, it would have to pay at least UF52,273.29, an amount which will offset the account receivable from the developers.

The amounts of write-offs are shown in Note 5 (Short and long term receivables).

16.- Severance Payments

At December 31, 2007 and 2006, the movement in the provisions for severance indemnities (including the short-term portion) is as follows:

	2007 ThCh$	2006 ThCh$
Initial balance	9,855,190	9,606,220
Increase in provision	2,603,107	1,644,122
Payments in the year	(590,314)	(922,884)
Price-level restatement	618,066	257,016
Total	**12,486,049**	**10,584,474**

The severance indemnity has been calculated in accordance with the explanation in Note 2 r).

The charge to income for these items, including the indemnities related to clause 161 of the Labor Code, at December 31, 2007 and 2006 amounts to ThCh$3,043,354 and ThCh$1,732,754 respectively.

The increase is generated by the change of the discount rate from 4.8% to 4.1%. The effect in net income of this change amounted to ThCh$68,875. During 2007, a provision was established for the voluntary retirement program which included 39 employees; its effect in net income was of ThCh$1,126,689.

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

17.- Minority Interest

The Minority interest is as follows:

Name	Percentage of minority interest		Minority interest liability	
	2007 %	2006 %	2007 ThCh$	2006 ThCh$
Aguas Andinas S.A.	49.89766	49.89766	215,965,989	209,539,424
Aguas Los Dominicos S.A.	0.00000	0.01292	-	1,000
Aguas Cordillera S.A.	0.00997	0.00997	11,550	9,619
Total			**215,977,539**	**209,550,043**

Name	Percentage of minority interest		Minority interest income	
	2007 %	2006 %	2007 ThCh$	2006 ThCh$
Aguas Andinas S.A.	49.89766	49.89766	(48,430,169)	(45,011,642)
Aguas Los Dominicos S.A.	0.00000	0.01292	-	(131)
Aguas Cordillera S.A.	0.00997	0.00997	(1,632)	(336)
Total			**(48,431,801)**	**(45,012,109)**

In November 2007, Aguas Cordillera S.A. acquired 2 shares of its subsidiary Aguas Los Dominicos S.A., equivalent to 0.00259% of the total issued shares.

In December 2007, Aguas Cordillera S.A. acquired 7 shares of its subsidiary Aguas Los Domínicos S.A., equivalent to 0.00904% of the total issued shares.

In December 2007, Gestión y Servicios S.A. acquired 1 share of Aguas Los Dominicos S.A., equivalent to 0.00129% of the total issued shares.

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statement

18.- Changes in Shareholders' Equity

As established in article 10 of the Corporations Law 18,046, the proportional amount of the price-level restatement of capital was added to capital, this being divided at December 31, 2007 into 1,000,000,000 subscribed and paid shares.

Changes in the Company's equity position during 2007 and 2006 are as follows:

The Ordinary Shareholders' Meeting held on April 24, 2007 resolved the following:

To distribute accumulated earnings equivalent to ThCh$8,845,300. This was paid in cash according to their percentage holdings to the shareholders.

The Extraordinary Shareholders' Meeting held on April 24, 2007 resolved the following:

To decrease the Company's capital by ThCh$19,512,800. This was formalized through a deed dated May 28, 2007. Payment was made on July 25, 2007.

The board meeting held on September 26, 2007 agreed the following:

To distribute an interim dividend of ThCh$14,530,000 against the net income for 2007. This amount was distributed in cash, according to their respective shareholdings, to the shareholders on October 25, 2007.

The Ordinary Shareholders' Meeting held on April 27, 2006 resolved the following:

To distribute accumulated earnings equivalent to ThCh$5,974,400 (historic). This was paid in cash according to their percentage holdings to the shareholders.

The Extraordinary Shareholders' Meeting held on April 27, 2006 resolved the following:

To decrease the Company's capital by ThCh$33,609,900 (historic). This was formalized through a deed dated May 10, 2006. This was paid in cash according to their percentage holdings to the shareholders.

The board meeting held on September 27, 2007 agreed the following:

To distribute an interim dividend of ThCh$14,530,000 (historic) against the net income for 2006. This amount was distributed in cash, according to their respective shareholdings, to the shareholders.

Other reserves

As required by Technical Bulletin No.72 of the Chilean Institute of Accountants, paragraph 29, groups of companies under common control based on the methodology of pooling of interests, the Company recorded under the caption Other reserves the variations generated by the increase in investments by the subsidiary Aguas Andinas S.A. through the purchases of shares in Gestión y Servicios S.A., Aguas Cordillera S.A. (formerly, Comercial ORBI II S.A.) and Aguas Manquehue S.A., and the reduction in its participation in Aguas Cordillera S.A. through the disposal of 100% of the shares.

On August 31, 2007, Aguas Cordillera S.A. was dissolved, as Aguas Cordillera S.A., (formerly, Comercial Orbi II. S.A.), had bought all shares of this company. On September 1, 2007 both companies merged, as established in Technical Bulletin No. 72 of the Chilean Institute of Accountants, combinations of business under common control based on the pooling of interest methodology, recording an equity of ThCh$6,725,927 of which, Aguas Andinas recognized it held 99.99003% in the item Other reserves, equivalent to the participation it has in Aguas Cordillera S.A. As a consequence of this, Inversiones Aguas Metropolitanas S.A. recorded in Other Reserves the equity changes occurred in the subsidiary Aguas Andinas S.A.

2007 Item	Paid-in capital ThCh$	Other reserves ThCh$	Retained earnings ThCh$	Interim dividends ThCh$	Net income for the year ThCh$
Opening balance	461,826,633	3,028	303,944	(14,076,468)	22,617,984
Previous year net income distribution	-	-	8,541,516	14,076,468	(22,617,984)
Final dividend distribution	-	-	(8,845,300)	-	-
Capital distribution	(19,512,800)	-	-	-	-
Reserve Technical Bulletin No. 72	-	3,369,511	-	-	-
Price level restatement	32,867,813	74,354	61,929	(319,660)	-
Net income for the year	-	-	-	-	24,531,649
Interim dividends	-	-	-	(14,530,000)	-
Closing balances	475,181,646	3,446,893	62,089	(14,849,660)	24,531,649

2006 Item	Paid-in capital ThCh$	Other reserves ThCh$	Retained earnings ThCh$	Interim dividends ThCh$	Net income for the year ThCh$
Opening balance	485,871,812	-	285,884	(11,129,475)	17,103,981
Previous year net income distribution	-	-	5,974,506	11,129,475	(17,103,981)
Final dividend distribution	-	-	(5,974,400)	-	-
Capital distribution	(33,609,900)	-	-	-	-
Reserve Technical Bulletin No. 72	-	3,028	-	-	-
Price level restatement	9,564,721	-	17,954	56,532	-
Net income for the year	-	-	-	-	22,617,984
Interim dividends	-	-	-	(14,133.000)	-
Closing balances	461,826,633	3,028	303,944	(14,076,468)	22,617,984
Restated balances	496,001,804	3,252	326,430	(15,118,127)	24,291,715

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

Number of Shares

Series	No. Shares subscribed	No. Shares paid	No. Shares with voting rights
Unique Series	1,000,000,000	1,000,000,000	1,000,000,000

Capital

Series	Subscribed capital	Paid capital
Unique Series	475,181,646	475,181,646



19.- Other Non-Operating Income and Expenses

The detail of other non-operating income and expenses at December 31, 2007 and 2006 is as follows:

	2007 ThCh$	2006 ThCh$
Other non-operating income		
Repayment plans and others (1)	1,253,640	1,691,052
Services to third parties (2)	1,411,702	1,709,334
Gain on sale of fixed assets (3)	3,464,665	1,265,138
Fines and indemnities from suppliers and contractors	944,722	685,826
Services to customers	269,242	336,081
Property rentals	247,459	257,663
Recognition of past-due obligations	100,255	113,954
Payment of damages	-	116,127
Sale of materials	158,066	88,539
Insurance refund	71,809	75,500
Gain on sale of shares (4)	-	1,674,116
Gain on derivative contract	11,844	-
Other	332,915	150,953
Total	**8,266,319**	**8,164,283**
Other non-operating expenses		
Donations	224,566	154,767
Projects discarded and studies	659,216	820,432
Asset shortages	10,195	800,583
Irrecoverable property developer agreements	9,077	137,892
Fines	64	5,659
Legal expenses	29,631	46,326
Expenses on services to third parties	8,953	-
Loss on derivative contract	-	90,323
Consultancy on sale of shares	-	79,777
Other	62,048	51,873
Total	**1,003,750**	**2,187,632**

(1) Mainly relates to agreements signed with property developers under which Aguas Andinas S.A., Aguas Cordillera S.A. and Aguas Manquehue S.A. are obliged to add certain areas to their concession zones and to provide the public sanitation services in these indefinitely.

(2) Services for third parties relates to those services associated with the business, mainly engineering services.

(3) Includes income from the expropriation of land.

(4) In April 2006 the amount of 67,308,616 owned by the Company in Aguas Andinas S.A. were sold to third parties, with proceeds of ThCh$13,079,544 and a gain of ThCh$1,674,116.

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

20. - Price-Level Restatement

The detail of price-level restatements, calculated as stated in Note 2 e), is the following:

	Indexation unit	2007 ThCh$	2006 ThCh$
Assets			
Inventories	CPI	187,639	103,094
Property, plant and equipment	CPI	45,493,170	13,347,744
Goodwill	CPI	24,370,757	7,959,758
Other monetary assets	CPI	1,141,377	295,352
Intangibles	CPI	2,721,173	828,256
Other non-monetary assets	CPI	1,641,315	467,889
Other monetary assets	UF	988,092	131,584
Other non-monetary assets	UF	11,714	83,729
Income statements accounts	CPI	4,574,779	1,000,792
Total credits		**81,130,016**	**24,218,198**
Liabilities			
Shareholders' equity	CPI	(32,684,436)	(10,352,508)
Minority interest	CPI	(12,290,460)	(3,817,953)
Bonds payable	UF	(11,661,579)	(4,504,185)
Notes payable	UF	(1,184,449)	(316,471)
Borrowings from banks	UF	-	(2,188)
Monetary liabilities	UF	(3,878,993)	(298,023)
Monetary liabilities	CPI	(1,234,673)	(346,448)
Non-monetary liabilities	CPI	(458,018)	(120,042)
Non-monetary liabilities	UF	(275,062)	(108,069)
Income statements accounts	CPI	(11,359,124)	(2,654,261)
Total charges		**(75,026,794)**	**(22,520,148)**
Gain from price-level restatement		**6,103,222**	**1,698,050**

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

21.- Foreign Exchange Differences

Exchange differences during the years ended December 31, 2007 and 2006 were as follows:

Item	Currency	2007 ThCh$	2006 ThCh$
Assets			
Cash and banks	US dollar	(470)	3,605
Other assets	US dollar	(168)	(72)
Other assets	Euros	(172)	372
Inventories	US dollar	-	29,790
Marketable securities	Euros	160	46,339
Total credits (charges)		**(650)**	**80,034**
Liabilities			
Accounts payable	US dollar	1,241	(8,608)
Accounts payable	Euros	(1,184)	(6,601)
Other liabilities	Euros	(1,618)	(1,281)
Withholdings	US dollar	7,113	(7,169)
Withholdings	Euros	-	(319)
Accounts payable related companies	US dollar	-	9,203
Other	US dollar	43	-
Total charges (credits)		**5,595**	**(14,775)**
Gain from exchange differences		**4,945**	**65,259**

22.- Share and Bond Issue and Placement Cost

During the months of September 2001, December 2002, December 2005 and January 2006 the subsidiary Aguas Andinas S.A. issued and placed bonds on the domestic market. In accordance with Circular 1,370 of the Superintendency of Securities and Insurance, the issuance and placement costs relating to credit-rating agencies, stamp tax and other general expenses were capitalized. These expenses are included in Other of non-current assets and are broken down as follows:

Bonds	Gross capitalized expenses 2007 ThCh$	Gross capitalized expenses 2006 ThCh$	Period of amortization years
Series B	583,113	583,113	21
Series C	1,379,830	1,379,830	8
Series E	134,216	134,216	6.5
Series F	2,170,147	2,170,147	21
Total	**4,267,306**	**4,267,306**	

23.- Statement of Cash Flows

In the Statement of cash flows, cash equivalents consist of financial investments, including marketable securities and resale agreements with terms of less than 90 days from their investment dates. The detail of the balance of cash and cash equivalents is as follows:

	2007 ThCh$	2006 ThCh$
Cash and banks	196,608	141,457
Marketable securities	10,379,374	589,060
Other current assets	268,122	642,436
Balance of cash and equivalents	**10,844,104**	**1,372,953**

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

Cash flows from financing activities:

The financing activities that generated cash flows in 2007 and 2006 under the heading of Other sources of financing, represent the collection of Reimbursable financing contributions performed by the Company as established in current legislation (Decree Law N°70 of 1988).

The other disbursements for financing correspond to the prepayments of promissory notes for reimbursable financing contributions.

Cash flows from investment activities:

Investment activities committing future cash flows for the Subsidiaries relate to accrued work in progress whose amounts at December 31, 2007 and 2006 were ThCh$11,062,349 and ThCh$8,644,607, respectively.

The other investment disbursements relate to payments for rights of way and expropriation.

24.- Derivative Contracts

At December 31, 2007, the subsidiary Gestión y Servicios S.A. has a derivative contract with a financial institution to hedge foreign exchange risks according to the following details. This has been valued in accordance with the criteria described in Note 2 r).

Type of derivative	Type of contract	Description of the contracts							Book accounts affected			
		Value of contract ThCh$	Maturity or expiry	Specified item	Position Purchase/ Sale	Entry or transaction hedged		Value of item hedged ThCh$	Asset / Liabilities		Effect on Result	
						Name	Amount ThCh$		Name	Amount ThCh$	Realized	Unrealized ThCh$
FR	CCPE	433,350	1st Quarter	Exchange Rate	P	Unearded Income	430,208	418,294	Other Current Liabilities	13,808	-	12,618

25.- Contingencies and Restrictions

a) Direct guarantees

The subsidiaries have provided guarantee policies and performance bonds in favor of third parties in the amounts of ThCh$11,635,826 and ThCh$18,056,826 at December 31, 2007 and 2006, respectively. See next table for details.

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

Name	Type of guarantee		Type	Assets affected		Balances outstanding on the date of close of financial statements	
	Name	Relationship		Type	Book value ThCh$	2007 ThCh$	2006 ThCh$
S.I.S.S.	AGUAS ANDINAS S.A	SUBSIDIARY	PERFORMANCE BOND			4,732,027	4,442,848
S.I.S.S.	AGUAS ANDINAS S.A.	SUBSIDIARY	GUARANTEE POLICY			341,827	7,569,197
SERVIU METROPOLITANO	AGUAS ANDINAS S.A	SUBSIDIARY	PERFORMANCE BOND			2,225,686	1,344,642
MOP. DIRECC. GRAL.	AGUAS ANDINAS S.A	SUBSIDIARY	PERFORMANCE BOND			173,366	-
DIRECTOR DE VIALIDAD	AGUAS ANDINAS S.A	SUBSIDIARY	PERFORMANCE BOND			70,347	-
I. MUNICIPALIDAD DE PROVIDENCIA	AGUAS ANDINAS S.A.	SUBSIDIARY	PERFORMANCE BOND			22,097	22,176
I. MUNICIPALIDAD DE SANTIAGO	AGUAS ANDINAS S.A.	SUBSIDIARY	PERFORMANCE BOND			18,233	18,319
MOP	AGUAS ANDINAS S.A	SUBSIDIARY	PERFORMANCE BOND			15,104	-
DIRECC. OBRAS HIDRAULICA	AGUAS ANDINAS S.A	SUBSIDIARY	PERFORMANCE BOND			10,911	12,174
CHILECTRA S.A	AGUAS ANDINAS S.A	SUBSIDIARY	PERFORMANCE BOND			9,811	9,846
I. MUNICIPALIDAD DE RENCA	AGUAS ANDINAS S.A	SUBSIDIARY	PERFORMANCE BOND			6,000	6,981
I. MUNICIPALIDAD DE PEÑALOLEN	AGUAS ANDINAS S.A	SUBSIDIARY	PERFORMANCE BOND			5,887	-
I. MUNICIPALIDAD DE SAN BERNARDO	AGUAS ANDINAS S.A.	SUBSIDIARY	PERFORMANCE BOND			5,887	5,908
SECRETARIA REG. M.	AGUAS ANDINAS S.A	SUBSIDIARY	PERFORMANCE BOND			3,546	-
EMPRESA FERROCARRILES	AGUAS ANDINAS S.A.	SUBSIDIARY	PERFORMANCE BOND			2,590	2,599
I. MUNICIPALIDAD DE LAS CONDES	AGUAS ANDINAS S.A.	SUBSIDIARY	PERFORMANCE BOND			3,000	1,074
I. MUNICIPALIDAD DE LA GRANJA	AGUAS ANDINAS S.A	SUBSIDIARY	PERFORMANCE BOND			1,177	1,181
S.I.S.S.	AGUAS MANQUEHUE S.A.	SUBSIDIARY	PERFORMANCE BOND			1,428,432	584,949
S.I.S.S.	AGUAS MANQUEHUE S.A.	SUBSIDIARY	GUARANTEE POLICY			471,533	473,229
I. MUNICIPALIDAD DE LO BARNECHEA	AGUAS MANQUEHUE S.A.	SUBSIDIARY	PERFORMANCE BOND			-	1,234
SERVIU REGION METROPOLITANA	AGUAS MANQUEHUE S.A.	SUBSIDIARY	PERFORMANCE BOND			-	324,028
I. MUNICIPALIDAD LO BARNECHEA	AGUAS MANQUEHUE S.A.	SUBSIDIARY	GUARANTEE POLICY			-	443,221
SOC.CONSECIONARIA AUTOPISTA NORORIENTE	AGUAS MANQUEHUE S.A.	SUBSIDIARY	PERFORMANCE BOND			39,245	-
CONDOMINIO POLO DE MANQUEHUE I	AGUAS MANQUEHUE S.A.	SUBSIDIARY	PERFORMANCE BOND			39,245	-
S.I.S.S.	AGUAS LOS DOMINICOS S.A.	SUBSIDIARY	PERFORMANCE BOND			117,245	117,667
I. MUNICIPALIDAD DE LAS CONDES	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			5,500	2,685
I. MUNICIPALIDAD DE VITACURA	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			39,245	39,387
I. MUNICIPALIDAD DE LO BARNECHEA	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			9,811	9,846
S.I.S.S.	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			699,155	1,622,688
S.I.S.S.	AGUAS CORDILLERA S.A.	SUBSIDIARY	GUARANTEE POLICY			674,721	677,149
SERVIU METROPOLITANO	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			95,318	29,542
CHILECTRA S.A.	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			1,177	1,181
MINISTERIO DE OBRAS PÚBLICAS	AGUAS CORDILLERA S.A.	SUBSIDIARY	PERFORMANCE BOND			292,024	293,075
TESORERO MUNICIPAL MAIPU	ANAM S.A.	SUBSIDIARY	PERFORMANCE BOND			692	-
AGUAS DEL ALTIPLANO	ANAM S.A.	SUBSIDIARY	PERFORMANCE BOND			500	-
CODELCO	ANAM S.A.	SUBSIDIARY	PERFORMANCE BOND			1,962	-
FERROVIAL AGROMA	GESTION Y SERVICIOS S.A.	SUBSIDIARY	PERFORMANCE BOND			72,525	-

b) Pending lawsuits

The following are the main outstanding lawsuits:

Court: 11th Civil Court of Santiago; Case file: 5716-1999

Aguas Andinas S.A. was sued severally by a gas company for damages to a pipeline made by a construction company. Aguas Andinas S.A. alleges that it has no responsibility in this incident as it has no relationship whatsoever with the cause of the damage. The amount demanded is ThCh$85,816, plus indexation and interest. Sentence has been passed at the first instance rejecting the suit against Aguas Andinas S.A. accepting only a part of the suit against the construction company for a far lower figure. The gas company has appealed and asked that the suit be entirely accepted, also against Aguas Andinas S.A.

Court: 14th Civil Court of Santiago; Case file: 169-2003

A company sued Aguas Andinas S.A. seeking the absolute nullity of Sociedad Gestión y Servicios S.A. in which Aguas Andinas S.A. had a 1% participation at the time of the demand.

The first instance final sentence was given rejecting the demand in all its parts and condemning the plaintiff to pay the costs. The plaintiff has appealed.

Court: 5th Civil Court of Santiago; Case file: 3684-2001

Aguas Andinas S.A. was sued for the payment of an indemnity for extra-contractual liability for environmental damage in breach of Law 19,300. It is claimed that the failure to arrive at a prompt and adequate solution to the emission of bad odors from the Santiago Poniente Plant and subsequently from the La Farfana Plant, caused the prolonged suffering or moral damage to the neighbors, in addition to enormous financial damage as a result of the drop in the value of their properties. Amount involved: U.F.81,848. Current status: Discussion period has concluded, and the judge has requested the parties to provide evidence, as of December 31, 2007 the parties had not been notified. Sentence estimation: There is a moderate possibility of success in this case as the suit lacks a solid foundation. Current status: Sentence is pending on the provision of evidence.

There is a second lawsuit presented at the 11th Civil Court of Santiago, Case file 3541-2004 for U.F.506,594. Two other lawsuits have been presented which were requested to be added to this case: 20th Civil Court of Santiago, Case file: 7900-2046 for U.F.81,848 and 25th Civil Court of Santiago, Case file: 8305-2006, for U.F.42,161, plus indexation and interests.

Court: 19th Civil Court of Santiago; Case file: 2632-2004

A private individual is requesting the reversal of the sale of some water rights to Aguas Andinas S.A. through a third party, sustaining that this has violated his rights. He is demanding the restitution of the water rights that were acquired for U.F. 5,525. Current status: Sentence has been passed, noti□

11th Civil Court of Santiago; Case No.13.214 - 2004

Aguas Andinas S.A. was sued for damages and extra-contractual liability for environmental damage, an offense under Law 19,300. It is claimed that the failure to arrive at a prompt and adequate solution to the emission of bad odors from the Santiago Poniente Plants and subsequently from the La Farfana Plant, caused the prolonged suffering or moral damage to the neighbors, in addition to an enormous financial damage as a result of the drop in the value of their properties.

Amount demanded: U.F. 410,759 plus indexation and interest. Current status: First instance - discussion period. Exceptions were presented in order to correct irregularities in the suit. There is a moderate possibility of success; the result will depend on the proof of damages submitted. The court process has not yet commenced.

18th Civil Court of Santiago; Case No. 322-2005

Aguas Andinas S.A. was sued for technical faults and defects at the La Farfana Sewage Plant, causing bad odors that have affected the physical and psychological health of the neighbors.

Amount demanded: ThCh$3,890,000 plus indexation and interest.

It is believed that it is improbable that damage can be shown to have affected or put at risk the psychological or physical health of the plaintiffs from the bad odors, at the most the damage could be related to nuisances to the neighborhood. Current status: Sentence has not yet been passed.

A second lawsuit filed at the 19th Civil Court of Santiago (Case file 1105-2006) for ThCh940,000 was added to this case.

5th Civil Court of Santiago; Case No. 10852-2005

Aguas Andinas S.A. was sued for its civil liability for the accidental death of Mario Cañete Muñoz, a worker at the Kennedy-Estoril works. Amount demanded ThCh$110,000, approximately, plus indexation, interests and costs. Current status: Evidence period. Expected result: the claim should be rejected as Aguas Andinas had not requested the execution of these works.

24th Civil Court of Santiago; Case No. 6539-2006

A company is suing CORFO for the restitution of land at a property in Avenida Andrés Bello, Las Condes. Such land was acquired by CORFO from Aguas Andinas S.A. in September 1999.

Amount claimed: undetermined. Current status: Evidence period. Expected result: The claim should be rejected.

27th Civil Court of Santiago; Case No. 552-2007

Aguas Andinas S.A. was sued, as well as other entities, by a private individual who pretends the nullity of the DGA Resolution 3268, which approved the works of the emissary El Trebal, Supreme Decrees No. 76 and No. 100 of the Economy Ministry which establish the tariff formulas for the periods between 200-2005 and 2005-2010, respectively.

Amount claimed: undetermined. Current status: Discussion period. Expected result. The claim should be rejected.

Court: Arbitrage Center of the Chamber of Commerce; Case file: 744-2007

A contractor sued Aguas Andinas S.A. for the payment of additional costs incurred in the works related to the renewal of networks in the areas of Yarur II and Sewage drain Arturo Prat.
Amount claimed: ThCh$170,000, plus indexation and interests. Current status: Evidence period. Expected result: A favorable result for Aguas Andinas S.A. is expected.

Case No.4693-99, 11th Civil Court of Santiago. Demand for damages file by 79 neighbours of the district of Lo Barnechea concerning supply problems on October and November 1996. The demand is for ThCh$728,626. The discussion period has finished. There are good probabilities that the Company will win the case.

Case No. 1158-2002, 8th Civil Court of Santiago. Demand for moral damages following dismissal for dishonesty by a former employee of the Company, which was declared as unjustified by the Supreme Court. Demand ThCh$140,000. State: sentence favourable to the Company. The plaintiff presented an appeal. It is probable that the Court will confirm the first instance sentence.

Case No. 1189-2004, 19th Civil Court of Santiago
Claim of fine for non-compliance of the written orders and instruction of the SISS by not sending on time information for the "sewage treatment coverage" and "drinking water production" process.

Resolution 426 of February 9, 2004 for 10 UTA. State: Sentence unfavorable; appeal has been presented, there is a probability that the fine will be reduced.

Case No. 2829-2003, 7th Civil Court of Santiago. Claim against Resolution 1194 of May 19, 2003 that applied a fine of 26 UTM concerning discharges from the Los Trapenses sewage treatment plant on July 16, 2002 that exceeding the legally allowed limit.

Current status: Appeal has been conceded to sentence rejecting the claim. Expected result: Low probabilities of success; the applied fine will probably be maintained.

Case No. 1134-2004, 7th Civil Court of Santiago. Claim of fine for non-compliance of the written orders and instruction of the SISS by not sending on time information for the "sewage treatment coverage" and "drinking water production" process. Current status: Unfavorable sentence. Appeal has been presented. Expected result: It is probable that the sentence will be confirmed.

Case No. 15.178-2006, 27th Civil Court of Santiago. Claim against Resolution No. 554 that applied a fine of 30 UTA, due to the non-compliance of the written orders and instruction of the SISS by not sending on information on costs and expenses for 2004. Current status: Claim has been presented. Expected result: Low probabilities that the fine will be reduced.

Case No. 764-2003, Lower Court of Colina. The Owners' Community of the Condominium Los Algarrobos IVA and IVB, filed a lawsuit due to noise coming from the discharge of water to the Quebrada Las Ñipas, coming from the sewage water treatment plant located in the Condominio Polo de Manquehue, and has requested its closing. In addition they request the withdrawal of all piping installed at that location. Current status: Sentence should be passed. Expected result: According to the documents of the lawsuit, the claim should not be accepted. Amount: Undetermined.

Other lawsuits of lower amounts that could result unfavourable for the Subsidiaries are:

a) Aguas Andinas S.A. The amounts involved in lawsuits with favorable outcome go back to 2002 and amount to ThCh$111,000, plus indexation and interests. The lawsuits that could be unfavorable for the Company correspond to nine labor lawsuits in which the Company was sued solidarily for ThCh$52,100, between 2003-2007.

Three claims related to the Company's line of business, which are covered by hired insurances, the amounts involved amount to ThCh$164,000.

b) Aguas Cordillera S.A. there exist two claims for activities related to the line of business, which have been accrued at the closing of the financial statements in the amount of ThCh$49,280.

The management, together with their legal advisers, considers that the above lawsuits will have no material effect on the financial statements. Nevertheless, provisions have been recorded, as indicated in Note 15.

c) Bond issuance covenants

The Subsidiary Aguas Andinas S.A. has the following restrictions and obligations arising from the issuance of bonds on the domestic market:

1. Send to the bond-holders' representative a copy of the quarterly and annually audited unconsolidated and consolidated financial statements and of the subsidiaries registered with the Superintendency of Securities and Insurance, within the same time limits set by the Superintendency of Securities and Insurance together with all the public information reported to that Superintendency.

2. Record in its books any provisions for adverse contingencies that may arise and which, in management's opinion, should be reflected in its own and/or its subsidiaries' financial statements

3. Maintain insurance coverage that reasonably protects its assets including its main offices, buildings, plants, office furniture and equipment and vehicles, in accordance with normal practices for similar businesses.

4. The Company ensures that its transactions with its subsidiaries and other related parties are carried out in equitable conditions similar to those normally prevailing in the market.

5. Maintain a debt ratio no greater than 1.5:1, calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the ratio of liabilities to shareholders' equity.

6. The Company may not sell, assign or transfer essential assets (public-utility concessions granted by the S.I.S.S for Greater Santiago), except for contributions or transfers of essential assets to subsidiary companies.

d) Bank loan restrictions

The subsidiary Aguas Andinas S.A. has the following obligations and restrictions contained in loan agreements with several local banks:

1. A debt ratio not greater than 1.5:1, calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the ratio of liabilities to shareholders' equity.

2. Prohibition on the disposal or loss of title over essential assets except for contributions or transfers of essential assets to subsidiaries.

3. Send to the different banks with which the Company has credit facilities, a copy of its quarterly and audited annual unconsolidated and consolidated fi□

4. Record in its books any provisions for adverse contingencies that might arise and which, in the management's opinion, should be reflected in the Company's financial statements.

5. Maintain insurance cover that reasonably protects its assets including its main offices, buildings, plants, inventories, office furniture and equipment and vehicles, in accordance with normal practices for similar businesses.

6. Send a c□

7. Prohibition on the payment of dividends if there is a case of past due payments or delays in the payment of some loan installment, except for the obligatory minimum dividend.

8. Maintain a financial expense coverage ratio of at least 3:1 calculated on the figures in the consolidated and unconsolidated balance sheets, defined as the ra□

9. Prohibition on the liquidation or dissolution of the Company, its operations or the business in which it engages; or to participate in any action or contract with the purpose of creating a merger or a consolidation, except in the case of a merger with its present subsidiaries.

10. The Company ensures that its transactions with its subsidiaries and other related parties are carried out in equitable conditions similar to those normally prevailing in the market.

The subsidiaries comply with all provisions established by DFL No. 382 of the General Law on Sanitary Services, of 1988, as well as its Regulations (D.S. MOP No. 1199/2004, published in November 2005).

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

26.- Guarantees Received from third Parties

At December 31, 2007 and 2006, the Subsidiaries have received documents in guarantee for ThCh$27,133,529 and ThCh$21,979,906, respectively, arising mainly from work contracts with construction companies to guarantee full compliance with their conditions. There are also other guarantees to ensure the compliance of service and materials supply contracts to ensure their timely provision or delivery.

The following is a detail of the more significant bank guarantees received as at December 31, 2007:

Aguas Andinas S.A.

Contractor	Amount ThCh$	Due date
Chilectra S.A.	196,227	08/01/2008
Jara Gumucio S.A.	207,000	01/02/2008
Soc. General de Montajes S.A.	227,332	01/31/2008
Arauco S.A.	250,000	03/28/2008
Constructora Con-Pax S.A.	250,000	03/28/2008
KDM S.A.	294,340	12/31/2008
Acciona Infraestructura S.A.	300,000	03/12/2008
Acciona Infraestructura S.A.	300,000	03/12/2008
Constructora OAS Ltda.	600,000	03/12/2008
Dragados S.A.	600,000	03/15/2008
Tejofran de Saneamiento y Servicios Ltda.	600,000	03/20/2008
Obrascon Huarte Lain S.A	600,000	03/31/2008
Degrémont Ltda.	300,227	04/25/2008
C. de Petróleos de Chile Copec S.A.	329,952	03/20/2008
ING. y Construccion MST S.A.	371,404	01/31/2008
ING. y Construcción MST S.A.	371,404	11/09/2009
Acciona Infraestructura S.A.	500,000	03/12/2008
Constructora OAS Ltda.	500,000	03/12/2008
Dragados S.A.	500,000	03/15/2008
Obrascon Huarte Lain S.A.	500,000	03/31/2008
Cadagua Agencia en Chile	1,264,346	03/31/2008
Degrémont S.A.	2,394,734	10/31/2008
Emp. Depuradora de Aguas Servidas Ltda.	3,811,694	12/31/2012
Total	**15,268,660**	

File No. 82-35046

Aguas Cordillera S.A.

Contractor	Amount ThCh$	Due date
Icafal Ingeniería y Construcción S.A.	256,400	02/02/2008
Socovesa Ingeniería y Construcción S.A.	145,983	05/30/2008
ICM S.A.	144,748	11/14/2008
Captagua Ingeniería S.A.	133,232	05/20/2008
Captagua Ingeniería S.A.	69,021	04/08/2009
Inmobiliaría Manquehue Oriente S.A.	56,042	04/03/2009
ICM S.A.	53,143	07/24/2008
Marcelino Carrasco Bahamondes y Cia.	49,057	05/03/2009
Ing. y Const. Eugenio Díaz S.A.	33,452	05/09/2008
Dalco Ingeniería S.A.	29,707	01/11/2008
Sondajes Ltda.	25,972	12/10/2008
Captagua Ingeniería S.A.	23,261	06/15/2008
Constructora Trébol Ltda.	22,959	01/15/2008
Total	**1,042,977**	

Aguas Los Dominicos S.A.

Contractor	Amount ThCh$	Due date
Constructora Olbertz Ltda.	15,466	01/10/2008
ICM S.A.	1,084	12/08/2008
Servicios y Asesorías Profesionales S.A.	3,000	06/30/2008
Inmobiliaria Los Quiyalles de Apoquindo S.A.	2,943	01/24/2008
Inmobiliaria Los Quiyalles de Apoquindo S.A.	2,943	01/24/2008
Inmobiliaria Los Quiyalles de Apoquindo S.A.	2,943	01/24/2008
Total	**28,379**	

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

Aguas Manquehue S.A.

Contractor	Amount ThCh$	Due date
Luis Eduardo Pérez Castro	144,530	09/10/2008
Sociedad Constructora Rupanco S.A.	142,212	07/31/2008
Ingeniería y Constructora M.S.T. S.A.	95,842	01/08/2009
Ingeniería y Constructora M.S.T. S.A.	84,228	09/06/2009
Ecopreneur Chile S.A.	69,758	04/17/2008
Ecosan Ltda.	54,558	09/30/2008
Arauco S.A.	33,238	09/01/2008
Ingeniería y Construción Eugenio Díaz S.A.	24,867	10/30/2008
Ingeniería y Construcción MST S.A.	22,395	03/15/2009
Dalco Ingeniería Ltda.	21,015	09/15/2009
Total	692,643	

Gestión y Servicios S.A.

Contractor	Amount ThCh$	Due date
SubCentro Las Condes S.A.	14,128	01/15/2008
SubCentro Las Condes S.A.	14,128	02/15/2008
Constr. Herrera y Asociados Ltda.	5,737	02/21/2008
SubCentro Las Condes S.A.	14,128	03/17/2008
Dalco Ingeniería Ltda.	37,677	03/18/2008
SubCentro Las Condes S.A.	14,128	04/15/2008
Empresa Const Cota Mil Ltda.	1,079	04/15/2008
Paques B.V.	93,108	04/15/2008
SubCentro Las Condes S.A.	14,128	05/15/2008
Total	208,241	

The subsidiaries Anam S.A. and Ecoriles S.A. have not received performance bonds from third parties.

File No. 82-35046

27.- Local and Foreign Currencies

The Company shows the following assets and liabilities in local and foreign currency as at December 31, 2007 and 2006:

Assets

Assets	Currency	2007 ThCh$	2006 ThCh$
Current assets			
Cash and banks	In pesos Ch$	196,608	132,058
Cash and banks	US Dollar	-	9,399
Marketable securities	In pesos Ch$	10,379,374	526,702
Trade accounts receivable	In pesos Ch$	48,493,065	46,078,165
Notes receivable	In pesos Ch$	792,447	2,307,287
Notes receivable	Indexed Ch$	932,014	1,529,633
Sundry debtors	In pesos Ch$	316,049	140,899
Sundry debtors	Indexed Ch$	54,430	64,919
Sundry debtors	US Dollar	698	-
Sundry debtors	Euros	738	-
Accounts receivable from related companies	In pesos Ch$	248,612	43,650
Inventories	Indexed Ch$	2,172,423	1,787,146
Recoverable taxes	In pesos Ch$	-	33,047
Recoverable taxes	Indexed Ch$	348,796	319,822
Prepaid expenses	In pesos Ch$	-	20
Prepaid expenses	Indexed Ch$	290,581	296,451
Deferred taxes	Indexed Ch$	1,577,317	1.138.015
Other current assets	In pesos Ch$	835,121	646.182
Other current assets	Indexed Ch$	1,386,941	1,427,983
Marketable securities	Euros	-	62,358
Property, plant and equipment			
Property, plant and equipment	Indexed Ch$	647,993,157	646,759,036
Other assets			
Goodwill	Indexed Ch$	326,260,098	353.710,309
Negative goodwill	Indexed Ch$	-	(1,109)
Long-term debtors	In pesos Ch$	1,190,742	1,223,461
Long-term debtors	Indexed Ch$	8,663,209	8,056,156
Intangibles (net)	Indexed Ch$	39,632,576	40,889,559
Other	In pesos Ch$	3,069,559	2,264,700
Other	Indexed Ch$	12,903,730	13,301,109
Deferred assets	Indexed Ch$	2,924,155	-
Total Assets	In pesos Ch$	65,521,577	53,396,171
	US Dollar	698	9,399
	Indexed Ch$	1,045,139,427	1,069,279,029
	Euros	738	62,358

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

Current liabilities

Item	Currency	Up to 90 days				90 days to 1 year			
		2007		2006		2007		2006	
		Amount ThCh$	Average annual interest rate	Amount ThCh$	Average annual interest rate	Amount ThCh$	Average annual interest rate	Amount ThCh$	Average annual interest rate
Short-term liabilities	In pesos Ch$	798	0.54%	19,366,152	5.25%	-	-	-	-
Short term of long-term bank liabilities	In pesos Ch$	1,964,585	7.00%	290,628	6.69%	-	-	15,086,120	6.69%
Bonds payable - current portion	Indexed Ch$	724,698	6.25%	1,355,682	4.25%	19,053,784	4.25%	13,128,851	4.25%
Accounts payable	In pesos Ch$	16,623,508	-	15,936,125	-	73,517	-	-	-
Accounts payable	Indexed Ch$	377,457	-	50,261	-	330,844	-	-	-
Accounts payable	Euros	1,383	-	3,595	-	-	-	-	-
Accounts payable	US Dollar	134,205	-	105,954	-	-	-	-	-
Notes payable	In pesos Ch$	33,454	-	92,127	-	11,350	-	40,717	-
Notes payable	Indexed Ch$	11,317	-	54,671	6.17%	421,276	7.03%	283,045	6.64%
Notes payable	Indexed Ch$	99,582	-	-	-	14,587	-	-	-
Sundry creditors	In pesos Ch$	137,670	-	54,814	-	-	-	-	-
Sundry creditors	Indexed Ch$	1,107,247	4.34%	1,157,433	4.34%	13,299	4.34%	121,760	4.34%
Accounts payable related companies	In pesos Ch$	2,505,434	-	784,031	-	-	-	-	-
Accounts payable related companies	Euros	-	-	997,744	-	-	-	-	-
Accruals	In pesos Ch$	12,933,373	-	12,859,524	-	6,036,322	-	6,372,796	-
Accruals	Indexed Ch$	107,458	-	90,367	-	-	-	-	-
Accruals	In pesos Ch$	9,046,254	-	8,028,822	-	-	-	-	-
Withholdings	In pesos Ch$	-	-	82,610	-	2,014,935	-	146,175	-
Income taxes	Indexed Ch$	814,411	-	819,409	-	1,891,406	-	1,121,382	-
Unearned income	In pesos Ch$	140,865	-	244,368	-	1,486,664	-	-	-
Other liabilities	DOLAR	13,808	-	-	-	-	-	-	-
Other liabilities	In pesos Ch$	-	-	3,961	-	-	-	-	-
Total current liabilities									
	In pesos Ch$	43,385,941		57,743,162	-	9,622,788		21,645,808	-
	Indexed Ch$	3,242,170		3,527,823		21,725,196		14,655,038	-
	Euros	1,383		1,001,339					
	US Dollar	148,013		105,954		-			

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

Long-term liabilities 2007

Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		more than 10 year	
		Amount ThCh$	Average annual interest rate	Amount ThCh$	Average annual interest rate	Amount ThCh$	Average annual interest rate	Amount ThCh$	Average annual interest rate
Long term liabilities	In pesos Ch$	10,928,667	7.0%	22,698,000	7.00%	50,440,000	7.00%	-	-
Bonds payable	Indexed Ch$	37,858,501	4.3%	45,287,688	4.2%	37,592,823	4,8%	65,844,263	4.80%
Notes payable	Indexed Ch$	430,468	7.05%	240,524	6.62%	32,571,168	5.18%	11,164,615	3.29%
Sundry creditors	Indexed Ch$	871,600	-	-	-	-	-	-	-
Accruals	Indexed Ch$	242,952	-	242,952	-	607,380	-	10,870,069	-
Other liabilities	Indexed Ch$	32,287	8.64%	37,864	8.12%	-	-	-	-
Other liabilities	In pesos Ch$	12,211	-	-	-	-	-	-	-
Other liabilities	Indexed Ch$	263,496	-	79,162	-	44,478	-	-	-
Total pasivos a largo plazo									
	In pesos Ch$	10,940,878		22,698,000		50,440,000			
	Indexed Ch$	39,699,304		45,888,190		70,815,849		87,878,947	



Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

Long-term liabilities 2006

Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		more than 10 year	
		Amount ThCh$	Average annual interest rate	Amount	Average annual interest rate	Monto	Average annual interest rate	Monto	Average annual interest rate
Long term liabilities	In pesos Ch$	30,172,240	6.69%	21,508,640	6.70%	2,040,600	6 80%	-	
Bonds payable	Indexed Ch$	37,384,903	4.27%	25,475,735	4.34%	66,106,148	5.39%	76,827,897	4,76%
Notes payable	Indexed Ch$	619,338	7.50%	274,478	7.10%	19,945,432	5.56%	13,180,170	3,69%
Sundry creditors	Indexed Ch$	325,641	-	810,378	-	-	-	-	-
Accruals	Indexed Ch$	425,058	-	425,057	-	383,711	-	8,358,478	-
Deferred taxes	Indexed Ch$	568,344	-	568,344	-	1,402,519	-	1,410,785	-
Other liabilities	Indexed Ch$	404,152	-	104,789	-	66,957	-	-	-
Other liabilities	In pesos Ch$	28,936	-	-	-	-	-	-	-
Other liabilities	Indexed Ch$	64,785	8.98%	125,973	8.73%	-	-	-	-
Sundry creditors	In pesos Ch$	3,222	-	-	-	-	-	-	
Total long-term liabilities	In pesos Ch$	30,204,398		21,508,640	-	2,040,600	-	-	-
	Indexed Ch$	39,792,221	-	27,784,754	-	87,904,767	-	99,777,330	

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

28.- Sanctions

a) Superintendency of Securities and Insurance:

Neither the Co□

b) Other administrative authorities:

Aguas Andinas S.A.

2007
The Secretaria Regional Ministerial de Salud applied a fine of 10 UTM due to the existence of a generator which was operating without the accreditation of the isokinetic sampling, which constitutes an infringement of the indicated in article 4 of D.S. No. 4 of 1992, MINSAL. The fine was paid in December 2007.

By Resolution No. 2195 dated July 20, 2007, the Superintendency of Sanitation Services (SISS) applied a fine of 6 UTA due to the non-compliance in the services provided in the Sewage Water Treatment Plant of Curacaví, as established in the self-evaluation report of the first quarter of 2007. The fine was paid in August of the same year.

2006
i) The Superintendency of Sanitation Services (SISS) applied the following fines:

By Resolution SISS No. 553 of February 8, 2006, it applied a fine of 50 UTA for non-compliance of written instructions from the Superintendency to provide information on expenses and costs for the year 2004, requested in several notifications. Proceedings were started to appeal against such fine at the 26th Civil Court of Santiago (Case file 15200-2006), intending to obtain a reduction in the fine. Current status: Unfavorable first instance sentence, appeal has been presented.

By Resolution SISS No. 1454 of April 28, 2006, the SISS applied a fine of 20 UTA for deficiencies in the quality of the sewer system in the Quilicura district. Proceedings were started to appeal against such fine at the 29th Civil Court of Santiago (Case file 6509-2006), intending to obtain a reduction in the fine. Current status: Unfavorable first instance sentence, appeal has been presented.

ii) The National Economic Inspector proponed to the Free Competition Defense Tribunal the application of a fine to Aguas Andinas S.A. for 50,000 UTM due to the following 1) situations: abusive demands and charges for new services in urban areas outside the concession area; 2) abusive demands and charges for services in rural areas outside the concession area, and 3) abusive application of Reimbursable Financial Contributions (AFR). Current status: Evidence period. The Company expects it will be absolved from the claims against it.

iii) The National Labor authority applied a fine of 60 UTM "for not effectively protecting the health of workers". The facts relate to the death of four workers of a contractor firm working on the Dagoberto Godoy sewage drain. There are possibilities of the fine being annulled. One third of the fine was paid. Ordinary labor lawsuit filed at the 8th Labor Court of Santiago (Case file: 2449-2006). Currently in evidence period, there are possibilities of annulling the fine.

2005

i) The Superintendency of Sanitation Services (SISS) applied the following fine:

By Resolution SISS 710-2005, it applied a fine for non-compliance of written instructions given by the Superintendency in its Official Letter No.1908 and in Chapter XI of the Invoicing Manual. Amount payable 40 "UTA" ("Annual Tax Units" - an official monetary unit). An appeal to this fine was filed at the 29th Civil Court of Santiago, Case file 4779-2005. Current status: unfavorable outcome, appeal was presented in order to obtain a reduction in the fine.

ii) The COREMA RM (regional environmental authority) applied a fine of 300 UTM (monthly tax units) through Resolution 069/2005 of February 17, 2005, as a result of bad odors emanating from the La Farfana treatment pant. 10% of the fine was paid to initiate an appeal in the courts. An appeal to this fine was presented at the 27th Civil Court of Santiago, case No. 6857-2005, which is at the evidence stage.

2004

i) The Superintendency of Sanitation Services (SISS) applied the following fines:

By Resolution No. 415 dated February 9, 2004, the SISS fined the Company for not complying with written orders and instructions to submit, within the established term, information for the "Cover of the treatment of sewage" and "Production of drinking water" processes. A summary complaint judgment took place in the 29th Civil Court of Santiago (case file No.1189-2004). State of the case: demand rejected in the first instance. Appeal made. The amount of the sanction is 30 Annual Taxation Units (UTA).

The Company was sanctioned when the SISS detected a failure to comply with the parameters established on fecal coliforms during a self-evaluation carried out during the second quarter of 2003 at the Paine sewage treatment plant. An appeal was filed against the fine at the 29th Civil Court of Santiago (case file: 1434-2004). In the second instance stage, the appeal against the sanction is pending. The amount of the sanction is 26 Annual Taxation Units (UTA).

ii) SESMA applied the following fines:

By its Resolution 5180 of December 15, 2003, a fine of 1,000 UTM (Monthly Taxation Units) was applied due to bad odors emanating from the La Farfana plant. The fine was paid in order to be able to bring a claim before the courts. This was presented to the 17th Civil Court of Santiago (Case No.2999-2004). State of the case: awaiting start of evidence stage.

By its Resolution 4838 of October 19, 2004, confirmed by Resolution 782 of February 2, 2005, SESMA, the national environmental authority, fined the Company with 2,000 Monthly Taxation Units (UTM) for breach of Law 144/61 issued by the Ministry of Health, which sets standards for avoiding atmospheric emanations or contaminants of any kind. The fine was paid in order to bring a claim before the court. This was presented to the 17th Civil Court of Santiago (Case No.4566-2005). State of the case: evidence stage pending.

iii) The COREMA RM (regional environmental authority) fined the Company on May 28, 2004 (Resolution 177) with 1,000 Monthly Taxation Units (UTM) for bad odors emanating from the La Farfana Plant. 5% of the fine was duly paid in order to commence an appeal through the law courts (28th Civil Court of Santiago - Case No.6593-2004). State of the case: in the evidence stage.

Aguas Cordillera S.A.

By Resolution 425 dated February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of drinking water" processes.

This fine is being appealed by the Company in the 4th Civil Court of Santiago (Case File N°1195-2004). Current status: Unfavorable sentence; appealed against.

The Superintendency of Sanitation Services fined the Company under its Resolution 2734 for not complying with its written orders contained in Official Memorandum 2774 and in the development plan.

This fine is being appealed by the Company in the 29th Civil Court of Santiago (Case File N°11,129). Current status: Unfavorable sentence; appealed against.

Aguas Los Dominicos S.A.

By Resolution 426 dated February 9, 2004, the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of drinking water" processes.

This fine is being appealed by the Company in the 19th Civil Court of Santiago (Case File N°1189-2004). Current status: Unfavorable sentence; appealed against.

Aguas Manquehue S.A.

On May 19, 2003, the Superintendency of Sanitation Services fined the Company under its Resolution 1194 for failure to comply with the NCH 1333 Of 78 standard.

The Company paid the fine and this case is under appeal in the 7th Civil Court of Santiago (Case file N°2829-2003). The appeal was granted against the sentence that rejected the demand.

By Resolution 424 dated February 9, 2004 the Superintendency of Sanitation Services fined the Company for not complying with its written orders and instructions to remit, within the established term, information on the "Cover of the treatment of sewage" and "Production of drinking water" processes.

This fine is being appealed against by the Company in the 7th Civil Court of Santiago (Case File N°1134-2004). Current status: Unfavorable sentence; appealed against.

Case file No. 15.178-2006, 27th Civil Court of Santiago. Proceedings against Resolution SISS No. 554, which applied a fine of 30 UTA for non-compliance of written instructions from the Superintendency to provide information on expenses and costs for the year 2004. Current status: Claim has been presented. Expected result: It is probable that the fine will not be reduced.

At December 31, 2007 and 2006, no other sanctions were applied to the Company or its Subsidiaries, its Directors or Executives.

29.- Sunsecuent Events

The board meeting held on February 01, 2008 was notified of the fact that Mr. Mario Marcel Cullel resigned from his position of incumbent Director and it accepted his resignation as from that date. Mr. Ignacio Guerrero Gutiérrez, Mr. Cullel's deputy, will be the new incumbent Director.

At the date of issue of these financial statements, the management of the Company and its Subsidiaries are unaware of any other subsequent events that might significantly affect the financial position and/or results of the Company at December 13, 2007.

30.- The Enviroment

Inversiones Aguas Metropolitanas S.A. had no projects for environmental improvements during the years ended December 31, 2007 and 2006.

File No. 82-35046

Subsidiaries

The main disbursements in projects for improving the environment made by the subsidiaries during 2007 and 2006 refer to the construction of sewage treatment plants, as follows:

Name of the project	2007 ThCh$	2006 ThCh$
La Farfana treatment plant	1,996,315	1,540,926
Esmeralda Melipilla treatment plant (improvement)	1,984,532	1,204,163
Third Gran Santiago treatment plant	1,124,880	66,593
Til Til treatment plant	715,522	5,634
El Trebal treatment plant	522,939	146,121
Talagante treatment plant	322,888	2,832,685
Curacavi treatment plant	225,856	829,623
External plataform for houndling and disposal of sludges	108,250	1,255,233
Buin Maipo treatment plant	59,780	-
Maintenance treatment plants	54,600	-
Mobile centrifuge	43,178	36,748
Compliance with Decree 90 Pomaire plant	43,028	5,952
Works at plants in locations	64,575	-
Installation of withholding flow meter and other	12,216	-
Environmental impact study Mapocho Limpio	10,075	58,923
San Jose de Maipo treatment plant	6,291	-
El Monte treatment plant	4,567	-
Weather stations	3,505	-
Machinery for bio-drying	-	188,170
Elevation chamber of mud and transport	-	104,506
Treatment plant muds management	-	38,879
Repair of mixed mud chamber	-	33,571
Renewal and improvement of facilities	-	23,704
Operation improvement Paine plant	-	29,775
Cexas Melipilla treatment plan (extention)	-	10,095
Telecontrol for Isla de Maipo treatment plant	-	9,021
Telemetry for Cexas y Esmeralda treatment plant	-	5,086
El Chamisero treatment plant	225,323	366,487
Los Trapenses treatment plant	136,671	17,045
Polo Manquehue treatment plant	21,167	-
Total	**7,686,158**	**8,808,940**

31.- Notes Payable at Long Term

Clause 14 of Decree Law 70 published in the Official Gazette on March 30, 1998 and clause 42 of Supreme Decree 453 set out the rules for demanding reimbursable financial contributions for capacity and for the provision of the corresponding service to whoever asks to be incorporated as a customer or requires a service expansion.

The debt for reimbursable contributions is shown in Long-term notes payable for ThCh$44,406,775 and ThCh$34,019,418 at December 31, 2007 and 2006, respectively.

32.- Transfer of Ownershio of Sanitation Works

Under an agreement signed on June 30, 1998 between the metropolitan regional government and Aguas Andinas S.A., ownership of the sanitation works constructed or acquired with resources of the National Regional Development Fund was transferred to the company. The assets transferred under this agreement, which constitute contributions from third parties, are governed by Decree Law 70 issued by the Ministry of Public Works in 1988 and the provisions of clause 36 of the respective MINECON Law 453 of 1989.

At December 31, 1998, these assets were incorporated into the Company's fixed assets at a nominal value of Ch$1 for each one, as there is a prohibition on considering these assets transferred by the regional government as an investment for purposes of tariff setting, so the Company cannot earn a return on them and they do not represent any additional operating profit-generating operations for the Company in addition to those already obtained since they started operations.

Furthermore, the income-cost benefit is not altered with respect to previous years as the Company made no disbursements.

The maximum tariff contemplated for this type of contribution is intended only to cover the operating and maintenance costs required.

According to the instructions of the Superintendency of Securities and Insurance, in its Resolution 01489 of March 22, 2000, the estimated technical value of these works was determined for information purposes. This now amounts to ThCh$1,756,689 and its depreciation, determined on the basis of its time in use, amounts to ThCh$712,605.

The main criteria used in the valuation of these works include: earth movement, supply pipes, drinking water and sewage chambers and labor costs, all as at December 2007. The average useful life of these assets is 406 months and their remaining average useful life as at December 2007 is 267 months.

File No. 82-35046

Singnificant Events

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

1. On February 28, 2007 the SVS was informed of the following:

The Board meeting held on February 28, 2007 agreed by unanimous decision:

a) To call an Ordinary Shareholders' Meeting for April 24, 2007, to be held at 11 a.m. at Avenida Presidente Balmaceda No. 1398, 10th floor, Santiago, in order for it to consider issues typical of an ordinary shareholders' meeting.
b) To seek the approval of the Ordinary Shareholders' Meeting mentioned in the preceding paragraph for the board proposal of distributing a final dividend of ThCh$8,845,300 equivalent to Ch$8.8453 per share, that would be paid on May 23, 2007.
c) To call an Extraordinary Shareholders' Meeting for April 24, 2007, to be held immediately after the Ordinary Shareholders' Meeting mentioned at a) above, at Avenida Presidente Balmaceda No. 1398, 10th floor, Santiago, in order for it to decide on the Board proposal of distributing ThCh$19,512,800 to the shareholders according to their shareholdings, at Ch$19.5128 per share, by decreasing the Company's capital by that amount; and also to decide on whether to allow the Board to set the date for paying the distributions.

2. On March 12, 2007 a supplement to Essential Event was reported to the SVS.

The Board meeting held on February 28, 2007 agreed to call an Ordinary Shareholders' Meeting for April 24, 2007, to be held at 11 a.m. at Avenida Presidente Balmaceda No. 1398, 10th floor, Santiago, in order for it to:

a) Examine the external auditors' report; approve or reject the annual report, the balance sheets and the financial statements for the year between January 1 and December 31, 2006.
b) Decide on the distribution of profits and dividends from the year 2006.
c) Renewal of Board members.
d) Ap□
e) Appoint risk classifiers.
f) Set the Directors' fees for 2007.
g) Set the Directors Committee's fees and expense budget for 2007.
h) Report on the operations mentioned in article 44 of Corporations Law No. 18,046.
i) Discuss other issues important for the Company and located within the scope of the Ordinary Shareholders' Meeting.

3. On March 15, 2007 an amendment to Essential Event reported on February 28, 2007 was sent to the SVS.

Pursuant to article 90 and the second paragraph of article 10 of Law 18,045, and in accordance with the General Standard No. 30 of the SVS, the Company hereby amends the Essential Event reported on February 28, 2007 as regards the hour at which the meetings then mentioned were held, which was 12 a.m. instead of the 11 a.m. then reported.

4. On April 25, 2007 the SVS was informed of the following:

a) The Extraordinary Shareholders' meeting of Aguas Metropolitanas S.A. held on April 24, 2007 agreed to reduce the company's capital by Ch$19,512,800,000, from Ch$461,826,632,520 to Ch$442,313,832,520.
As a consequence, it was decided to distribute to the shareholders based on their shareholdings the amount of Ch$19,512,800,000 at Ch$19.5128 per share.

b) The Ordinary Shareholders' Meeting of Inversiones Aguas Metropolitanas S.A. held on April 24, 2007 renewed the Board members, electing the following persons for a full 3-year term, according to the by-laws:

Directors	Alternate Directors
Ángel Simón Grimaldos	Josep Bagué Prats
Joaquín Villarino Herrera	Pedro Buttazzoni Álvarez
Jean Louis Chaussade	Albert Martínez Lacambra
Juan Antonio Guijarro Ferrer	Xavier Amorós Corbella
Herman Chadwick Piñera	Rodrigo Castro Fernández
Mario Marcel Cullel	Ignacio Guerrero Gutiérrez
Jaime Ravinet de la Fuente	Juan Toro Rivera

c) The Board Meeting held on April 25, 2007 declared the Board as constituted, electing Mr. Ángel Simón as Chairman and Mr. Joaquín Villarino Herrera as Vice-Chairman.
d) The Board Meeting held on April 25, 2007 also elected Mr. Herman Chadwick, Mr. Jaime Ravinet, and Mr. Joaquín Villarino Herrera as members of the Directors Committee.
e) Finally, the Board Meeting held on April 25, 2007 accepted the resignation of the Company's general manager Mr. Albert Martínez Lacambra, electing Mr. Marta Colet Gonzalo as his replacement.

5. On June 28, 2007 the SVS was informed of the following:

The Board Meeting held on June 27, 2007 set July 25, 2007 for paying Ch$19.5128 per share to the shareholders, as part of the capital decrease decided by the Extraordinary Shareholders' Meeting held on April 24, 2007.

6. On September 26, 2007 the SVS was informed of the following:

The Board Meeting held on September 26, 2007 agreed to distribute an interim dividend of ThCh$14,530,000 against the net income for 2007. In this regard, dividend No. 7 amounted to Ch$14.53 per share and was payable beginning on October 25, 2007.

7. On September 28, 2007 the SVS was informed of the following:

In accordance with article 44 of Corporations Law No. 18,046, the Board Meeting held on August 29, 2007, considering that Joaquín Villarino Herrera and Marta Colet Gonzalo are Directors of Aguas Andinas S.A. and also Directors of Empresa Depuradora de Aguas Servidas Ltda., decided to report to the SVS that the two companies entered on September 27, 2007 into a Contract for Operating and Maintaining the La Farfana Sewage Water Treatment Plant.

8. On October 3, 2007 the SVS was informed of the following:

Through order No. 11603 issued on October 2, 2007, the SVS asked Inversiones Aguas Metropolitanas S.A. to report on certain aspects of the Contract for Operating and Maintaining the La Farfana Sewage Water Treatment Plant entered into by and between Aguas Andinas S.A. and Empresa Depuradora de Aguas Servidas Ltda. on September 27, 2007.

The Contract for Operating and Maintaining the La Farfana Sewage Water Treatment Plant originated from an International Public Bidding launched, in accordance with article 67 of General Law on Sanitary Services DFL No. 382/88, by Aguas Andinas S.A. on May 12, 2007.

The bidding bases were acquired by 9 companies, but in the end only Cadagua S.A., Omnium de Traitment et de Valorisation S.A. (OTV), and the consortium formed by Degrémont S.A. and Sociedad General de Aguas de Barcelona S.A. (Agbar) (the latter two being companies related to Aguas Andinas S.A.) submitted economic offers.

On August 2, 2007, Aguas Andinas S.A. informed the Consortium that its offer, because, it presented the highest technical and economic qualification, have been selected. This was based on a favorable decision made by the Aguas Andinas S.A. Directors Committee in a meeting held on July 23, 2007 and on a favorable decision of the Aguas Andinas S.A. Board meeting No. 351 held on July 24, 2007. These decisions were made with the favorable vote of all attending members, who declared that the transaction matched usual market equanimity conditions.

To materialize the contract, and in accordance with the bidding bases, Degrémont and Agbar (through its Chilean subsidiary Agbar Conosur Ltda.) set up a company called Empresa Depuradora de Aguas Servidas Ltda (EDAS) which appointed as incumbent Directors Mr. Joaquín Villarino and Mrs. Marta Colet, who are also Directors of Aguas Andinas S.A.

Therefore, the contract with EDAS is an operation authorized under article 44 of Corporations Law No. 18,046.

The contract with EDAS was approved by the Aguas Andinas S.A. Directors Committee in a meeting held on August 27, 2007 and by the Aguas Andinas S.A. Board meeting No. 352 held on August 28, 2007. These decisions were made with the favorable vote of all attending Directors, except for Mr. Joaquín Villarino and Mrs. Marta Colet, who did not vote.

The contract was entered into under the single price modality, for a price of UF 2,774,994.4 plus Value-Added Tax, for a term of 60 months beginning on October 1, 2007, and can be extended for another consecutive 60-month period under the conditions set forth in the contract itself.

Finally, it should be pointed out that the contract intends to provide the service of operating and maintaining La Farfana Sewage Water Treatment Plant, which is owned by Aguas Andinas S.A., including all the aspects involved in the proper operation and maintenance of the plant, such as staff, electricity expenses, chemical supplies, spare parts, etc, in keeping with the bidding bases and the other contract documentation.

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

Aguas Andinas S.A.

During the Ordinary Shareholders' Meeting of Aguas Andinas S.A. held on April 23, 2007 the Board of Directors was renewed and elected, for the fully statutory period, the following persons as directors and alternate directors:

Directors	Alternate Directors
Alfredo Noman Serrano	Juan Antonio Guijarro
Joaquín Villarino Herrera	Antoni Siurana
Arturo Vergara del Río	Marta Colet Gonzalo
José Vila Basas	Diana D'Arras
Jaime Arellano Quintana	Mario Castillo Astudillo
Mónica Singer González	Ramón Figueroa González
Carlos Mladinic Alonso	Jorge Bande Bruck

At the Meeting of the Board of Directors, held on April 24, 2007, the Board was constituted and as Chairman was chosen Mr. Alfredo Noman Serrano and as VP Mr. Joaquín Villarino Herrera.

At the Meeting of the Board of Directors, held on April 24, 2007, the Directors' Committee was constituted with its members Mrs. Mónica Singer González, Mr. Carlos Mladinic Alonso and Mr. Joaquín Villarino Herrera.

On September 25, 2007 the following was informed to the Superintendency of Securities and Insurance (SVS):

On September 25, 2007 the Board of Directors of the Company agreed to distribute ThCh$30,000,062, as interim dividend. Therefore, dividend No. 45 of the Company, would amount to Ch$4.9028 per share and would be paid as of October 24, 2007.

On September 28, 2007 the following was informed to the Superintendency of Securities and Insurance (SVS):

The Board of Directors of the Company, during its Meeting of August 28, 2007, and in compliance with Clause 44 of Law 18,046, considering that the Directors Mr. Joaquín Villarino Herrera and Mrs. Marta Colet Gonzalo are also Directors of Empresa Depuradora de Aguas Servidas Ltda. (EDAS), has agreed to inform the SVS regarding the signing the Operations and Maintenance Contract of the Sewage Water Treatment Plant La Farfana between both companies, on September 27, 2007.

On October 3, 2007 the following was informed to the Superintendency of Securities and Insurance (SVS):

By Ord. SVS No. 11602 dated October 2, the Company was requested to report on certain aspects related to the Operations and Maintenance Contract of the Sewage Water Treatment Plant La Farfana signed between Aguas Andinas S.A. and Empresa Depuradora de Aguas Servidas Ltda., as follow:

The mentioned Contract had its origin in the international public bid, as established in Clause 67 of DFL MOP No. 382/88, General Law of Sanitation Services, which was called by Aguas Andinas S.A. on May 12, 2007.

Nine companies purchased the corresponding Bid bases, and the following companies presented an offer: Cadagua S.A., Omnium de Traitment et de Valorisation S.A. (OTV) and the consortium made up by the companies Degrémont S.A. and Sociedad General de Aguas de Barcelona S.A. (Agbar), being the latter companies related to Aguas Andinas S.A.

Subsequently, on August 2, 2007, Aguas Andinas informed the above mentioned consortium, which had the highest technical and economical qualifications, that it had been awarded the bid. The aforementioned was performed after a favorable agreement of the Directors' Committee of Aguas Andinas adopted on July 23, 2007, and by its Board of Directors, in Ordinary Meeting No. 351, held on July 24, 2007. The mentioned agreements were adopted unanimously by the assisting members, stating that is was an operation that is adjusted to equity conditions similar to those that usually prevail in the market.

In order to concur to the celebration of the agreement, and in conformity with the bid bases, Degrémont and Agbar through its subsidiary in Chile, Agbar Conosur Ltda., constituted a company called Empresa Depuradora de Aguas Servidas Ltda. (EDAS), in which the Directors of Aguas Andinas Mr. Joaquín Villarino and Mrs. Marta Colet were assigned as Directors.

According to the stated above, the celebration of the contract with EDAS is an operation contemplated in Clause 44 of Law No18,046, on Public Companies.

Note that the signing of the contract with EDAS was approved by the Directors' Committee of Aguas Andinas during the Meeting held on August 27, 2007 and by its Board of Directors during the Ordinary Meeting No. 352 held on August 28, 2007. The mentioned agreements were approved unanimously by the assisting Directors, with the abstention of Mr. Villarino and Mrs. Colet.

The Contract was celebrated under the method of series of unit prices, in the amount of UF2,774,994.4 (two million seven hundred and seventy four thousand nine hundred and ninety four point 4 Unidades de Fomento) plus VAT and it will have a validity period of 60 months, with the possibility of renewal for another period of 60 months, according to the terms and conditions established in the contract.

Finally, note that the purpose of the Contract is to develop the operations and maintenance services of the Sewage Water Treatment Plant La Farfana, owned by Aguas Andinas S.A., including all the scopes of an adequate operations and maintenance management of the Plant, considering among others: the supply of personnel, the expenses of electric power, supply of chemical material, spare parts, etc., as established in the Bid bases and all other documents of the Contract.

On December 11, 2007 the following was informed to the Superintendency of Securities and Insurance (SVS):

Aguas Andinas S.A., company registered in the Securities Register under No. 346, in accordance with the established in Clause 9 and chapter two of Clause 10 of Law No. 18,045 and the General Standard No. 30 of the SVS, communicates hereby the essential issue of the Company, of its business, of its public offer securities or their offers, according to the following:

1. Maximum amount of issuance: A maximum no par value amount will be issued of 2,500,000 Unidades de fomento.
2. Maximum expiration of the bonds: The bonds will expire in the period of 25 years as of the date of the public deed related to the issuance.
3. Use of the funds: Financing of investments.
4. Other general conditions: The bonds could be placed in the general market within the period of 36 months after the issuance registration at the SVS. These will be issued to the bearer, with no special warranties, they will not become shares of the Company and will be payable in local currency.

Aguas Cordillera S.A.

On August 31, 2007 the Superintendency of Securities and Insurance was informed of the dissolution of Aguas Cordillera S.A., which had taxpayer No. 80.311.300-9 and had been registered in the Securities Register of the Superintendency of Securities and Insurance under number 0369; because all the shares in it had become owned by Aguas Cordillera S.A. (formerly, Comercial Orbi II S.A.), whose taxpayer No. is 96.809.310-k.

In connection with the dissolution of Aguas Cordilleras S.A., a meeting of the Board of Aguas Cordillera S.A. (formerly, Comercial Orbi II S.A.) held on March 5, 2007 resolved that the latter would be the only entity responsible for the payment of any direct, indirect, or possible obligation that the absorbed company might have with any individual or legal entity.

In addition, for purposes of articles 69 and 71 of the Chilean Tax Code, the Board decided that Aguas Cordillera S.A. (formerly, Comercial Orbi II S.A.) would be liable before the Chilean State for any tax, levies, and other tax encumbrances of the absorbed company.

Reasoned Analysis

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

I.- General Aspects

Inversiones Aguas Metropolitanas S.A. is the parent Company of Aguas Andinas S.A. and subsidiaries. Therefore, its consolidated operations are those of the latter.

Share Ownership

The capital of Inversiones Aguas Metropolitanas S.A. is divided into 1,000,000,000 shares of no par value. At December 31, 2007, the principal shareholders are Inversiones Aguas del Gran Santiago Ltda., with 56.6%, and the Bank of New York (depositary bank acting on behalf of the holders of ADRs) with 19.18% of the share capital.

Sales

Our sales derive mainly from the regulated services we provide related to the production and distribution of drinking water, the collection, treatment and disposal of sewage water, other regulated services (which include income related to the cutting off and re-connection of supplies and charges relating to certain liquid industrial waste discharge monitoring activities and fixed charges).

Sales for 2007 amounted to Ch$253,756 million, amount which is Ch$4,434 million higher (1.78%) than the one obtained in 2006. The net income of Inversiones Aguas Metropolitanas S.A. at December 31, 2007 was Ch$24,532, Ch$240 million (0.99%) more than in 2006.

Costs and operating expenses

Our costs and operating expenses are composed of the cost of sales and administration and sales expenses. The most important items in the cost of sales are depreciation, which represented 36.2%; the outsourcing of certain services to contractors, which represented 33.1%; and personnel, which represented 16.3% in 2007. The most important items of administration and sales expenses is personnel, which represented 42.7%; outsourced services, which represented 26.6%; and general expenses, which represented 13.0%, in 2007.

Tariffs

The most important factor in determining the results of our business and our financial situation is the tariffs set for our regulated sales and services. As a natural monopoly, we are regulated by the SISS (Superintendency of Sanitation Services) and our tariffs are set in accordance with the Sanitation Services Tariffs Law D.F.L. N° 70 de 1988.

Our tariff levels are reviewed every five years and, during that time, are subject to additional adjustments linked to polynomial of indexation if the accumulated change since the previous adjustment is 3 % or more, according to calculations made as a function of various inflation indices. The adjustments are specifically applied as a function of a formula that includes the Chilean Consumer Price Index, the Wholesale Price Index for Imported Industrial Goods and the Wholesale Price Index for National Industrial Goods, all measured by the Chilean National Institute of Statistics. Tariffs are also subject to adjustment to reflect additional services previously authorized by the SISS.

During 2005, the tariff negotiation process was concluded for the period 2005-2010. The new tariffs approved by Decree No. 100 for Aguas Andinas S.A., Decree No. 149 for Aguas Manquehue S.A., Decree No. 179 for Aguas Cordillera S.A. and Decree No. 178 for Aguas Los Dominicos S.A. of the Ministry of the Economy came into effect on March 1, May, 19, and June 30, 2005 for the last two companies, respectively.

Market Risk

Our Company shows a favorable situation in terms of risk, mainly due to the special characteristics of the sanitation sector, but our business is seasonal and our operating results can fluctuate from one quarter to another. We tend to see the greatest demand and sales during the Chilean summer months (December to March) and the weakest demand and sales in the winter (June to September). In general, demand for water is greater in the warmer months than in the more temperate ones mainly due to the additional water needs for watering systems and other outdoor uses of water.

Adverse weather conditions can eventually affect the optimum delivery of sanitation services because the processes of capturing and producing drinking water depend to a large degree on weather conditions in the water basins. Factors like rainfall (snow, sleet, rain and fog), temperature, humidity, the flow of sediments, river flows and transparency, determine the quality and continuity of crude water available at each sluiceway that is capable of being treated at the drinking water plant. In the event of drought, we have large water reserves held in the El Yeso, Laguna Negra and Lo Encañado reservoirs, apart from the contingency plans we have developed, which enable us to reduce the eventual negative impacts that might be caused by adverse weather conditions for our operations.

Capital investments

One of th□

Committed investments: We have to agree an investment plan with the SISS which states the investments we have to make during the following 15 years. The investment plan specifically reflects a commitment on our part to carry out certain projects related to the maintenance of certain quality standards and coverage. This investment plan is reviewed every five years, and Aguas Andinas can request modifications to it when certain relevant facts are ascertained.

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

The approval dates of the development plan updates of the Aguas Group are:

Aguas Andinas S.A.		
Greater Santiago	:	May 23, 2006 and February 19, 2007
Other areas	:	May to August 2006
Aguas Cordillera S.A.		
Las Condes	:	May 10, 2006
Aguas Los Dominicos S.A.		
Los Dominicos	:	May 10, 2006
Aguas Manquehue S.A.		
Manquehue	:	May 12, 2006
Other areas		December 28, 2006

Un-committed investments: These are investments that are not contemplated in the investment plan and which we make voluntarily to ensure the quality of our services and replace obsolete assets. These generally relate to the replacement of network infrastructure and other assets, the acquisition of water rights and investments in non-regulated businesses, among other.

As required by Chilean regulations, interest on capital investments in works in progress is capitalized. Changes to our capital investment plan therefore affect the interest credited in our income statement and consigned as works in progress in Fixed assets in the balance sheet.

II.- Comparative analysis and explanation of changes:

Balance Sheet

The composition of assets and liabilities is as follows:

Assets	December 2007 Ch$ millions	December 2006 Ch$ millions	Change Dec. 2007 Dec. 2006 %
Current assets	68,025	56,544	20.30
Fixed assets (net)	647,993	646,759	0.19
Other assets	394,818	419,444	(5.87)
Total	**1,110,836**	**1,122,747**	**(1.06)**

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

Assets

Current assets are Ch$11,481 million higher than the year before, due to a Ch$9,790 million increase in Marketable securities, explained basically by mutual funds investments, a Ch$2,415 million increase in trade accounts receivable, and a Ch$385 million increase in inventories, all of it offset in part by a Ch$2,112 million decrease in notes receivable.

The Company's fixed assets increased slightly by 0.19% in comparison to the prior year, from Ch$646,759 million to Ch$647,993 million. This variation is explained by gross fixed assets movements, and more investments, offset by the corresponding increases in depreciations, as explained next.

The main increases of gross fixed assets are in the item construction and Infrastructure Works by Ch$12,807 million, Machinery and equipment by Ch$401 million, and land by Ch$380 million, due to investments performed in operating equipment, sanitation infrastructure and supporting equipment.

The charge for depreciation at December 2007 amounts to Ch$36,115 million, i.e. Ch$296 million (0.83%) more than the Ch$35,819 million in 2006. This is mainly explained by works that have come into operation during 2007. Due to this reason, and due to works performed in previous years, accumulated depreciation increased by Ch$12,347 million (2.0%) in comparison to the previous year.

Other assets decreased by Ch$24,626 million, which is explained mainly by the decrease of goodwill by Ch$27,450, offset by the increase in deferred taxes of (Ch$3,099 million). Also, there was a net decrease of Ch$1,257 million in intangibles as a result of the amortizations in the period.

Liabilities	December 2007 Ch$ millions	December 2006 Ch$ millions	Change Dic.2007 Dic.2006
Current liabilities	78,125	98,679	(20.83)
Long-term liabilities	328,361	309,013	6.26
Total liabilities	406,486	407,692	(0.30)
Minority interest	215,977	209,550	3.07
Shareholders' equity	488,373	505,505	(3.39)
Total	**1,110,836**	**1,122,747**	**(1.06)**

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

Liabilities

Current liabilities decreased by Ch$20,554 million in comparison to 2006 mainly due to the decrease in Short-term borrowings from banks of Ch$19,365 million, and the Ch$13,412 million decrease of Long-term bank obligations, current portion, due to the refinancing of the bank debt performed in the first half of 2007; offset partially by the increase of Bonds of Ch$5,294 million (transfer from long to short-term), and a Ch$2,148 million increase in unearned income, corresponding to advanced income from property developers.

Long-term liabilities increased by Ch$19,348 million compared to prior year. The main change is the item Obligations with banks and financial institutions of Ch$30,345 million, due to the refinancing of the bank debt, and the increase in notes payable by Ch$10,387 million, corresponding to reimbursable financial contributions, offset partially by the Obligations with the public (bonds) by Ch$19,211 million due to the transfer of installments to the short-term in the period and the decrease of deferred taxes by Ch$3,950 million (due to the merger effects of the subsidiaries).

Shareholders' equity compared to 2006 decreased by Ch$17,132 million, due to the Ch$19,513 million of capital distribution occurred in April 2007, offset by the increase of Other reserves.

Financial Indicators		December 2007 Ch$ millions	December 2006 Ch$ millions	Change Dec.2007 Dec.2006
Liquidity				
Current ratio	(times)	0.87	0.57	52.63
Acid test ratio	(times)	0.14	0.01	1300.00
Debt				
Debt ratio	(%)	83.23	80.65	3.20
Short-term debt	(%)	19.22	24.20	(20.58)
Long-term debt	(%)	80.78	75.80	6.57
Financial expense coverage	(times)	3.52	3.46	1.73
Activity				
Inventory turnover	(times)	49.75	70.23	(29.16)
Inventory permanence	(days)	7.24	5.13	41.13
Profitability				
Return on equity (average)	(%)	4.94	4.65	6.24
Return on assets (average)	(%)	2.20	2.11	4.27
Return on operating Assets (average)	(%)	17.48	17.57	(0.51)
Earnings per share	($)	24.53	24.29	0.99
Dividend yield	(%)	3.67	3.08	19.48

Inversiones Aguas Metropolitanas S.A.
Consolidated Financial Statements

As of December 2007 the current ratio increased by 52.63%, in comparison to prior year, mainly due to the increase of current assets by 20.30% and to the decrease of the current liabilities by 20.83%; both items are specified in the balance sheet analysis.

The debt ratio increased by 3.20%, due to the capital reduction which occurred in 2007.

For the calculation of the return on operating assets, the operating income is divided by the sum of the fixed assets (average) and the intangible assets (average). This indicator decreased by 0.51%, due to the increase in operating assets.

The return on average equity shows a 6.24% increase, mainly because of a 3.39% decrease in equity.

The return on dividends increased by 19.48% in 2007, as a higher dividend was paid (17.40%), and the price of the share decreased by 9.17%.

Statement of income

The following table shows the most important items of the statement of income for the years ended December 31, 2007 and 2006:

Statement of income	December 2007 Ch$ millions	December 2006 Ch$ millions	Change Dec.2007 Dec.2006
Revenue	253,756	249,322	1.78
Cost of sales	(98,495)	(98,375)	0.12
Administrative & sales cost	(35,061)	(30,093)	16.51
Operating income	120,200	120,854	(0.54)
Non-operating results	(26,991)	(32,100)	(15.92)
Net income	24,532	24,292	0.99
Financial expenses	(17,765)	(17,798)	(0.19)
EBITDA	100,989	99,608	1.39

(EBITDA is earnings before interests, taxes, depreciation and amortization)

Revenues

Inversiones Aguas Metropolitanas S.A. had consolidated revenues of Ch$253,756 million in 2007, Ch$4,434 million more (1.78%) than in 2006. This variation is explained as follows:

	2007		2006	
	Sales Ch$ millions	%	Sales Ch$ millions	%
Water	115,886	45.7	115,386	46.3
Sewage	106,032	41.8	105,546	42.3
Other regulated revenues	8,007	3.1	10,059	4.0
Non-regulated businesses	23,831	9.4	18,331	7.4
Total	**253,756**	**100.0%**	**249,322**	**100.0%**

Under the heading of regulated services, the main variations are:

Water: this covers water production and distribution services. These show an increase of Ch$500 million as a result of 2.0 million m3 higher sales volumes. This sales volume is explained by the combination of a growth in customers of 2.8% and a decrease in unit consumption by 2.3%.

Sewage: this covers the collection, treatment, disposal and interconnection of sewage water. These show an increase of Ch$485 (0.5%) as a result of:

i) higher treatment revenues of Ch$529 million (41,167 million in 2007, in comparison to Ch$40,638 million in 2006), due to a higher average tariff applied (1.4%); ii) higher collection revenues of Ch$208 million (Ch$53,331 million in 2007, compared to Ch$53,123 million in 2006) due to the increased average tariff applied of 0.3%, and a higher sales volume of 0.6 million m^3; and; iii) less income from sewage interconnections of Ch$251 million (Ch$11,534 million in 2007, compared to Ch$11.785 million in 2006) due to a lower average tariff applied (3.5%), offset partially by a higher sales volume of 1.6 million m^3. The variations in the average tariffs are explained by the accumulated effect of indexation during 2006 and 2007.



Other regulated revenues
This includes customers' fixed charges, supply cutting off and re-connection services, the control of liquid industrial waste discharges and provisions for non-billed consumption and discounts granted on payment agreements. These revenues show a decrease of Ch$2,052 million, which is explained basically by lower revenue provisions.

The non-regulated services present an increase of Ch$5.500 million, due to:

Sanitation services
Increase of Ch$1,229 million, related to the growth of domicile connection installations services, repairs, calibrations and other services.

Non-sanitation services
Increase of Ch$2,620 million due to sales of material of water networks (Gestión y Servicios); increase of Ch$1,470 million in operation services of the treatment plants of liquid industrial waste discharges and the treatment of excess of organic loads (Ecoriles, through new contracts) and Ch$181 million in sales of laboratory services (sampling and analysis, ANAM).

Operating costs and expenses
At 2007 year-end, the consolidated costs of Inversiones Aguas Metropolitanas S.A. amount to Ch$133,556 million, which is Ch$5,088 million higher (4.0%) in comparison to 2006. This increase is mainly explained by the following:

Operating costs increased by Ch$120 million (0.1%) to Ch$98,495 million, compared to Ch$98,375 million at 2006 year-end. This is mainly explained by higher costs of non-regulated products offset by lower costs in services for the sanitary subsidiaries' regulated activities.

Administrative and sales expenses increased by Ch$4,968 million (16.5%) to Ch$35,061 million, compared to Ch$30,093 million the year before. This was due basically to higher doubtful accounts provision, and higher personnel expenses related to a retirement plan and severance indemnities.

Operating income
Because of the factors mentioned above, the consolidated operating income of Inversiones Andinas Metropolitanas for 2007 was Ch$120,200 million, Ch$653 million less than in 2006. As a percentage of net sales, the margin increased from 60.54% in 2006 to 61.19% in 2007.

Non-operating results
The consolidated non-operating loss of Inversiones Aguas Metropolitanas S.A. decrease by Ch$5,109 million reaching Ch$(26,991) million in comparison to Ch$(32,100) million of 2006.

The main variations are the Ch$4,405 million income increase in price-level restatement, and a Ch$1,184 million decrease in non-operating expenses, all of it offset in part by a Ch$525 million decrease in financial income (due to a decrease in interest earned).

Income taxes

The provision for income tax for 2007 is Ch$797 million higher than the one recorded in the previous year, related to the better pre-tax income.

Net income

As a result of the factors indicated above, the consolidated net income of Inversiones Aguas Metropolitanas for 2007 amounted to Ch$24,532 million, Ch$240 million more than in 2006.

Analysis of the Statement of Cash Flows

The principal items of the statement of cash flows at December 31, 2007 and 2006 are:

	Dec. 2007 Ch$ millions	Dec. 2006 Ch$ millions	Change Dec. 07 - Dec. 06 %
Net operating cash flow	136,526	126,527	7.90
Net financing cash flow	(89,240)	(115,337)	(22.63)
Net investing cash flow	(36,908)	(35,570)	3.76
Net cash flow for year	10,378	(24,380)	(142.57)
Closing balance of cash and equivalents	**10,844**	**1,373**	**689.80**

The operating cash flow in 2007 increased by Ch$9,999 million, compared to the previous year, and the main variations relate to the increase of Ch$3,471 million in the collection of trade accounts receivable, the decrease in payment to suppliers of Ch$3,235 million and a decrease in payment of interest of Ch$3,481.

The financing cash flow decreased by Ch$26,097 million compared to the year-end 2006; the main variations correspond to the Ch$33,204 drop in borrowings, and a Ch$3,483 increase in dividends paid, all of it offset by a Ch$16,718 million drop in capital distributions, a Ch$41,430 million decrease in repayment of loans, and a Ch$5,144 drop in payment of bonds.

The investing cash flow increased by Ch$1,338 million due to a Ch$7,633 million decrease in the addition of fixed assets, and a Ch$5,456 million increase in the sales of fixed assets, all of it offset by a Ch$13,330 million decrease in sales of permanent investment and a Ch$1,401 million increase in disbursements for other financing cash flows.

Difference between the book and economic values of the principal assets

The fixed assets are shown valued in accordance with generally accepted accounting principles and regulations and the instructions of the Superintendency of Securities and Insurance. It is therefore believed that there should not be significant differences between the economic or market value an□

However, the subsidiary Aguas Andinas S.A. has sixty eight plots of land recorded that were transferred to it gratuitously by the Chilean Treasury and are booked□

There are also transfers constituting third-party contributions covered by Decree Law 70 of the Ministry of Public Works of 1988 and the provisions of clause 36 of the respective regulations (MINECON 453 of 1989) which are explained in Note 32.

The subsidiary Aguas Andinas S.A. has water rights to various natural sources including Laguna Negra, Laguna Lo Encañado and Quebrada de Ramón. These rights were acquired gratuitously and no value has been assigned to them in the accounts.

The production of underground streams are fed by various wells located in the Metropolitan Region, for which Aguas Andinas S.A. has the water rights concessions that were granted to it gratuitously by the Water Authority as part of the Ministry of Public Works.

In summary, and as indicated above, the Subsidiaries have no significant differences between the economic or market value and the book value of its assets, except the items mentioned in the preceding paragraphs. The principal assets of the Company relate to sanitation infrastructure which have an exclusive use and are shown in accordance with accounting principles generally accepted in Chile.

Market analysis

The Company shows no change in the market in which it participates as, due to the nature of its services and the current legislation, it has no competition in its concession area.

Aguas Andinas S.A. currently has a 100% coverage in drinking water, 98.4% in sewage services and approximately 72% in sewage water treatment.

Aguas Cordillera S.A. currently has a 100% coverage in drinking water and 98.6% in sewage services.

Aguas Los Dominicos S.A. currently has a 99.9% coverage in drinking water and 97.6% in sewage services.

Aguas Manquehue S.A. currently has a 100% coverage in drinking water and 99.3% in sewage services.

Sales Volumes

	2007	2006	Change (%)
(values in thousands of m^3 invoiced)			
Water	479,345	477,394	0.4
Sewage collection	471,896	471,328	0.1
Sewage treatment & disposal	407,029	407,255	(0.1)
Sewage interconnection services	114,053	112,433	1.4

Customers (*)

	2007	2006	Change (%)
(figures at Dec 31.)			
Water	1,597,537	1,550,008	3.1
Sewage collection	1,569,392	1,520,662	3.2

(*) Corresponds to natural or legal persons who receive sanitation services associated to water or sewage.

Financial aspects

Currency risks: our revenues are largely linked to the local currency. Our debt therefore is mainly denominated in that same currency so we do not have significant debts in foreign currencies.

At December 31, 2007, Aguas Andinas had 75% of its debt at fixed rates and 25% at variable rates. The fixed-rate debt is comprised of bonds payable (82%) and reimbursable financial contributions (18%), while the variable-rate debt is with local banks.

At December 31, 2006, 80% of the Aguas Andinas' debt was at fixed rates and 20% at variable rates. The fixed-rate debt was comprised of short- and long-term bonds payable (80%); loans from local banks (7%) and reimbursable financial contributions (13%), while the variable-rate debt is with local banks.

The Company follows a policy of monitoring and managing interest rates in order to optimize financing costs and of constantly evaluating hedging instruments available in the financial market.

This favorable situation has led the credit-rating agencies to assign to the Company a credit rating of AA. In the case of the shares, Feller Rate granted us a rating of First class Level 2, while Humphreys granted us a rating of First class Level 2.

For the subsidiary Aguas Andinas S.A., the credit-rating agencies have assigned a credit rating of AA+ to its long-term debt. In the case of the shares, Feller Rate granted a rating of First class Level 3, while ICR gave a rating of First class Level 2.



Financial Statements

For the years ended December 31, 2007 and 2006

Deloitte
Auditores y Consultores Ltda.
RUT: 80.276.200-3
Av. Providencia 1760
Pisos 6, 7, 8, 9 y 13
Providencia, Santiago
Chile
Fono: (56-2) 729 7000
Fax: (56-2) 374 9177
E-mail: deloittechile@deloitte.com
www.deloitte.com

Deloitte.

Independent Auditors' Report

To the Shareholders and Directors of
Inversiones Aguas Metropolitanas S.A.

We have audited the accompanying balance sheets of Inversiones Aguas Metropolitanas S.A. (the "Company") as of December 31, 2007 and 2006 and the related statements of income and of cash flows for the years then ended. These financial statements (including the related notes) are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits. The accompanying Reasoned Analysis and Significant Events do not form an integral part of these financial statements; therefore, our report does not cover them.

We conducted our audits in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The financial statements referred to above have been prepared to reflect the unconsolidated financial position of Inversiones Aguas Metropolitanas S.A., based on the criteria described in Note 2, before consolidating line-by-line the financial statements of the Subsidiary detailed in Note 8. Therefore, for an adequate interpretation, these financial statements should be read and analyzed in conjunction with the consolidated financial statements of Inversiones Aguas Metropolitanas S.A. and Subsidiary, which are required by the accounting principles generally accepted in Chile.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Inversiones Aguas Metropolitanas S.A. as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended, in conformity with the accounting principles described in Note 2.

The accompanying financial statements have been translated into English for the convenience of readers outside Chile.

Deloitte

January 29, 2008, except for Note 20, which is dated
February 1, 2008

File No. 82-35046

Balance Sheets

Inversiones Aguas Metropolitanas S.A.
Financial Statement

At December 31, 2007 and 2006 Assets	2007 ThCh$	2006 ThCh$
Current		
Cash and banks	2,507	7,509
Marketable securities	605,659	141,868
Miscelleaneous account receivables (net)	6,080	1,779
Accounts receivable and notes from related companies	163,195	1,146,214
Recoverable taxes	-	98,631
Prepaid expenses	16,622	-
Other current assets	-	642,436
Total current assets	**794,063**	**2,038,437**
Property, Plant and Equipment		
Machinery and equipment	32,119	9,539
Other property, plant and equipment	3,735	4,011
Accumulated depreciation	(9,060)	(5,491)
Total property, plant and equipment	**26,794**	**8,059**
Other non-current Assets		
Investments in related companies	216,851,881	210,398,954
Goodwill	271,348,419	294,441,902
Intangible	8,222	8,222
Accumulated amortization	(2,741)	(687)
Total other non-current assets	**488,205,781**	**504,848,391**
Total Assets	**489,026,638**	**506,894,887**

The accompanying notes 1 to 21 are an integral part of these unconsolidated financial statements.

Inversiones Aguas Metropolitanas S.A.
Financial Statements

At December 31, 2007 and 2006 Liabilities and Shareholders' Equity	2007 ThCh$	2006 ThCh$
Current Liabilities		
Trade accounts payable	941	6,347
Sundry creditors	4,120	-
Accounts and notes payable to related companies	-	997,745
Provisions	346,217	130,479
Withholdings	10,675	65,598
Income taxes	122,299	-
Deferred taxes	11,969	13,199
Other	-	3,960
Total current liabilities	**496,221**	**1,217,328**
Long-term Liabilities		
Deferred taxes	157,800	172,479
Total long-term liabilities	**157,800**	**172,479**
Shareholders' Equity		
Paid-in capital	475,181,646	496,001,804
Other reserves	3,446,893	3,252
Retained earnings	62,089	326,436
Net income for the year	24,531,649	24,291,715
Interim dividends	(14,849,660)	(15,118,127)
Total shareholders' equity	**488,372,617**	**505,505,080**
Total Liabilities and Shareholders' Equity	**489,026,638**	**506,894,887**

The accompanying notes 1 to 21 are an integral part of these unconsolidated financial statements.

Statements of Income

Inversiones Aguas Metropolitanas S.A.
Financial Statement

At December 31, 2007 and 2006	2007 ThCh$	2006 ThCh$
Operating Income		
Operating Revenues	-	3,512,153
Operating Expenses	-	(3,220,301)
Gross Profit	-	**291,852**
Administrative and Sales Cost	(1,117,288)	(662,441)
Total Operating Income	**(1,117,288)**	**(370,589)**
Non-Operating Results		
Financial income	246,631	241,105
Equity in earnings of related companies	48,628,830	45,872,479
Other non-operating income	11,844	1,678,963
Amortization of goodwill	(23,093,482)	(23,076,331)
Financial expenses	(3,530)	(7,622)
Other non-operating expenses	(3,363)	(173,343)
Price-level restatement, net	(34,194)	74,605
Foreign exchange gain, net	6,468	51,320
Total Non-operating income	**25,759,204**	**24,661,176**
Income before Income Taxes	**24,641,916**	**24,290,587**
Income Taxes	(110,267)	1,128
Net Income	**24,531,649**	**24,291,715**

The accompanying notes 1 to 21 are an integral part of these unconsolidated financial statements.

Statements of Cash Flows

Inversiones Aguas Metropolitanas S.A.
Financial Statements

At December 31, 2007 and 2006	2007 ThCh$	2006 ThCh$
Cash Flows from Operating Activities		
Collection of trade accounts receivable	1,159,493	4,246,331
Financial income received	246,177	254,075
Dividends and other distributions received	45,284,053	44,827,405
Other income received	58,765	55,695
Payments to suppliers and personnel	(1,929,326)	(4,587,315)
Payment of Interest	93,494	(887)
Payment for income tax	(7,425)	(198,129)
Other expenses	(7,117)	(4,036)
VAT and other similar items paid	(1,484,060)	(2,060,674)
Total net cash flows provided by operating activities	**43,414,054**	**42,532,465**
Net Cash Flows from Financing Activities		
Dividends paid	(23,501,961)	(20,019,272)
Capital distribution	(19,703,716)	(36,421,859)
Total Net Cash Flows from Financing Activities	**(43,205,677)**	**(56,441,131)**
Cash Flows from Investing Activities		
Proceeds from sales of permanent investments	-	13,328,054
Purchases of fixed assets	(22,368)	(17,759)
Net cash flows (used in) provided by investing activities	**(22,368)**	**13,310,295**
Net increase (Decrease) in Cash Flows for the Year	**186,009**	**(598.371)**
Price-Level Restatement of Cash and Cash Equivalents	(369,656)	(189,901)
Net (Decrease) in Cash and Cash Equivalents	**(183,647)**	**(788,272)**
Cash and Cash Equivalents at Beginning of the Year	791,813	1,580,085
Cash and Cash Equivalents at the End of the Year	**608,166**	**791,813**

The accompanying notes 1 to 21 are an integral part of these unconsolidated financial statements.

Reconcilation between Net Cash Flow Provided by Operating Activities and Net Income for the Year

At December 31, 2007 and 2006	2007 ThCh$	2006 ThCh$
Net income	24,531,649	24,291,715
Gain on sale of investments	-	(1,674,116)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	3,345	1,479
Amortization of intangible	2,055	686
Equity in earnings of related companies	(48,628,830)	(45,872,479)
Amortization of negative goodwill	23,093,482	23,076,331
Net price-level restatement	34,194	(74,605)
Net foreign exchange differences	(6,468)	(51,320)
Other credits to income that do not represent cash flow	(11,844)	-
Other charges to income that do not represent cash flow	-	344,078
Total Adjustments to reconcile net income to net cash provided by operating activities	**(25,513,566)**	**(22,575,830)**
Changes in operating assets - decreases		
Trade accounts receivable	1,159,493	700,356
Other assets	45,263,062	44,641,345
Total Changes in operating assets - decreases	**46,422,555**	**45,341,701**
Changes in operating liabilities - increases (decreases)		
Accounts payable related to operating income	(836,711)	(625,413)
Income taxes payable	196,337	(203,493)
Other accounts payable	79,079	-
VAT and similar payables	(1,465,289)	(2,022,099)
Total Changes in operating liabilities - increases (decreases)	**(2,026,584)**	**(2,851,005)**
Net Cash Provided by Operating Activities	**43,414,054**	**42,532,465**

The accompanying notes 1 to 21 are an integral part of these unconsolidated financial statements.

Notes to the Financial Satements

Inversiones Aguas Metropolitanas S.A.
For the years ended December 31, 2007 and 2006 (in thounthands Chilean pesos, ThCh$).

1.- Registration in the Secuities Register

The Company is registered in the Securities Register of the Superintendency of Securities and Insurance with the number 912 and is subject to the regulatory authority of that entity.

2.- Summary of Significant Accounting Policies

a) Accounting period
These unconsolidated financial statements relate to the years between January 1 and December 31, 2007 and 2006, respectively.

b) Basis of preparation
These unconsolidated financial statements have been prepared in accordance with accounting principles generally accepted in Chile, issued by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance, except for investments in subsidiaries which are shown on just one line in the balance sheet at their proportional equity value and have therefore not been consolidated line by line. This treatment does not modify the net income for the year or the net shareholders' equity.

In the event of differences between the accounting principles generally accepted as issued by the Chilean Institute of Accountants, and the instructions of the Superintendency of Securities and Insurance, the instructions of the Superintendency of Securities will prevail.

These financial statements have been prepared only for the purpose of making an individual analysis of the Company and should therefore be read together with the consolidated financial statements, as required by accounting principles generally accepted in Chile.

c) Basis of Presentation
For comparison purposes, the financial statements at December 31, 2006 and their respective notes have been restated, off the books, by 7.4%, corresponding to changes in the Consumer Price Index during the last twelve months, with a one-month time lag.

For comparison purposes some items in the financial statements at December 31, 2006 have been reclassified.

d) Price-level restatements
The financial statements have been restated, in accordance with accounting principles generally accepted in Chile, to reflect the effects of variations in the purchasing power of the local currency during the years 2007 and 2006, being 7.4% and 2.1% respectively, with a one-month time lag. Income statement balances have also been restated to show them at year-end values.

e. Currency translation

Assets and liabilities in Unidades de Fomento and/or foreign currencies are shown at their respective values and/or exchange rates at each year end, at the following rates:

	2007 ThCh$	2006 ThCh$
United States dollar	496.89	532.39
Unidad de Fomento (index-linked units of account)	19,622.66	18,336.38
Euro	730.94	702.08

f) Marketable securities

Marketable securi□

g) Transactions under resale agreements

The acquisition of securities under resale agreements are valued as investments in fixed-income investments and are shown in Other current assets, in accordance Circular 768 of the Superintendency of Securities and Insurance.

h) Property, plant and equipment

Property, plant and equipment are shown at their restated cost.

i) Depreciation of property, plant and equipment

Depreciation has been calculated using the straight-line method on the restated book values over the estimated useful lives of the respective assets.

j) Intangibles

This comprises software at price-level restated cost in accordance with Technical Bulletin No 55 of the Chilean Institute of Accountants.

S□



k) Investments in related companies

Investments in related companies with the ability to exercise a significant influence over the company are accounted for using the equity method determined on the basis of the respective financial statements of that company at December 31, 2007 and 2006. The equity in the results of such related companies for each year is recognized on an accrual basis.

l) Goodwill

Goodwill represents the difference between the cost of related companies and the proportional equity value of these investments at the time of purchase. Goodwill is amortized over a period of 20 years from the date of acquisition as this is the estimated period of return on the investment.

m) Income tax and deferred taxes

The Company has provided for income tax on the basis of the net taxable income determined in accordance with the provisions of the Income Tax Law. According to Technical Bulletin No. 60 and other instructions from the Chilean Institute of Accountants and contained in Circular 1,466 of the Superintendency of Securities and

Insurance, the Company records the effects of deferred taxes resulting from temporary differences, tax benefits related to tax losses carry-forward and other events that create differences between the financial and tax basis of assets and liabilities.

n) Revenues

The Company's revenues relate to technological support and are show on an accrued basis.

o) Derivative contracts

The Company has entered into forward exchange contracts with financial institutions. These have been defined as hedging instruments against fluctuations in □

p) Statement of cash flows

The Company considers as cash and cash equivalents its balances held in unrestricted bank checking accounts in local and foreign currencies and those short-term investments made as part of its normal cash management and whose redemption will be made within 90 days from the date of the investment and that have no risk of significant loss at the time of redemption.

Cash flows from operating activities include revenues and expenses that are treated as non-operating in the Statement of Income.

3.- Accounting Changes

The accounting principles and criteria described in Note 2 were applied uniformly during the years 2007 and 2006.

4.- Marketable Securities

The detail of marketable securities at December 31, 2007 and 2006 is as follows:

Institution	Fund	Value per unit	2007 ThCh$
BCI	Competitivo Gamma	1,096.4863	605,659
Total			**605,659**

Instrument	Book Value	
	2007 ThCh$	2006 ThCh$
Mutual fund units	605,659	141,868
Total Marketable Securities	**605,659**	**141,868**

5.- Balances and Transactions with Related Entities

a) Accounts receivable and notes

Taxpayer I.D.	Company	Short-term	
		2007 ThCh$	2006 ThCh$
61,808,000-5	Aguas Andinas S.A. (1)	-	1,146,214
77,329,730-4	Inversiones Aguas del Gran Santiago Ltda. (2) (formerly, Inversiones Aguas del Gran Santiago S.A.)	163,195	-
Total		**163,195**	**1,146,214**

(1) The account receivable from Aguas Andinas related to the contract for technical assistance in the areas of the urban water cycle management, commercial management and strategy, data processing and hydrology, hydraulics and engineering. The contract was expressed in U.F. and had a term of 5 years ending in December 2006, with interest-free invoicing every 90 days.

(2) The accounts receivable from Inversiones Aguas del Gran Santiago Ltda. (formerly Inversiones Aguas del Gran Santiago S.A.) in 2007 relates to reimbursement of expenses, to be invoiced interest-free every 30 days.

Inversiones Aguas Metropolitanas S.A.
Financial Statements

b) Accounts payable and notes

Taxpayer I.D.	Company	Short term 2007 ThCh$	Short term 2006 ThCh$
59,046,220-9	Soc. Gral. Aguas de Barcelona S.A.[1]	-	997,745
Total		-	997,745

(1) The account payable to Sociedad General Aguas de Barcelona S.A. in 2006 related to a contract, entered into in 2001, expressed in Euros, wich had a term of 5 years ending in 2006, with monthly voicing and interest-free payments every 63 days.

The materiality for reporting related party transactions consists in amounts in excess of ThCh$100,000.

c) Transactions with related parties

Company	Taxpayer I.D.	Relationship	Description of transaction	2007 ThCh$	2007 Effect on income (Charge/Credit) ThCh$	2006 Amount ThCh$	2006 Effect on income (Charge/Credit) ThCh$
Soc. Gral. Aguas de Barcelona S.A.	59,046,220-9	Related	Consultancy received	-	-	2,765,662	(2,765,662)
Suez Lyonnnaise des Eaux	00000001-9	Related	Consultancy received	-	-	379,152	(379,152)
Aguas Andinas S.A.	61,808,000-5	Subsidiary	Consultancy provided	15,767	-	3,725,065	3,473,617
Aguas Andinas S.A.	61,808,000-5	Subsidiary	Dividends received	45,284,053	-	44,535,837	-
Inversiones Aguas del Gran Stgo. Ltda.	77,329,730-4	Parent	Capital distribution	11,541,236	-	20,635,229	-
Inversiones Aguas del Gran Stgo. Ltda.	77,329,730-4	Parent	Dividends distribution	13,626,277	-	12,232,184	-

6.- Deferred Taxes and Income Tax

The taxable income and other concepts at December 31, 2007 and 2006 are detailed as follows:

	2007 ThCh$	2006 ThCh$
a) Net taxable income	729,215	-
Accumulated tax losses	-	(61,284)
b) Balance of taxed earnings	29,418,582	22,842,236
c) Tax (17%) credit for shareholders	123,967	4,678,534

d) Deferred income taxes are as follows

Item	2007				2006			
	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities	
	Short term ThCh$	Long term ThCh$	Short term ThCh$	Long term ThCh$	Short term ThCh$	Long term ThCh$	Short term ThCh$	Long term ThCh$
Temporary differences								
Accrual for vacations	2,710	-	-	-	1,479	-	-	-
Deferred expenses	-	-	14,679	157,800	-	-	14,678	172,479
Total	2,710	-	14,679	157,800	1,479	-	14,678	172,479

Inversiones Aguas Metropolitanas S.A.
Financial Statements

Income Tax

	2007 ThCh$	2006 ThCh$
Current income tax (tax provision)	(123,967)	-
Adjustment from prior year	-	(24,307)
Effect on assets or liabilities of deferred taxes	15,909	15,196
Tax benefit from tax losses	-	10,418
Other charges or credits	(2,209)	(179)
Total	**(110,267)**	**1,128**

7.- Other Current Assets

Other current assets at the close of each year include:

	2007 ThCh$	2006 ThCh$
Investments in commercial paper of Central Bank of Chile	-	642,436
Total	-	**642,436**

8.- Invesments in Related Companies

The detail of investments in related companies at December 31, 2007 and 2006 is as follows:

Taxpayer I.D.	Company	Ownership percentage		Equity of the company		Net income for the year		Equity in earnings		Book value of the investment	
		2007 %	2006 %	2007 ThCh$	2006 ThCh$	2007 ThCh$	2006 ThCh$	2007 ThCh$	2006 ThCh$	2007 ThCh$	2006 ThCh$
61,808,000-5	Aguas Andinas S.A.	50.10234	50.10234	432,817,870	419,938,377	97,058,999	90,884,120	48,628,830	45,872,479	216,851,881	210,398,954
Total										216,851,881	210,398,954

9.- Goodwill

The balances of this account at December 31, 2007 and 2006 represent the difference between the cost and the proportional equity value of the company invested in, as follows:

Taxpayer I.D.	Company	2007 Amortization for the year ThCh$	2007 Book value goodwill ThCh$	2006 Amortization for the year ThCh$	2006 Book value goodwill ThCh$
61,808,000-5	Aguas Andinas S.A.	23,093,482	271,348,419	23,076,331	294,441,902
Total		**23,093,482**	**271,348,419**	**23,076,331**	**294,441,902**

10.- Provisions and Write-Offs

The detail of provisions at December 31, 2007 and 2006 is as follows:

	2007 ThCh$	2006 ThCh$
Accrued vacations	15,939	8,706
Accrued services	284,660	112,650
Other personnel benefits	45,618	9,123
Total	**346,217**	**130,479**

The Company made no write-offs during 2007 and 2006.

11.- Changes in Shareholders' Equity

As established in article 10 of the Corporations Law 18,046, the proportional amount of the restatement of capital was added to capital, this being divided at December 31, 2007 into 1,000,000,000 subscribed and paid shares.

Changes in the Company's equity position during 2007 and 2006 are as follows:

The Ordinary Shareholders' Meeting held on April 24, 2007 resolved the following:

- To distribute accumulated earnings equivalent to ThCh$8,845,300. This was paid in cash according to their percentage holdings to the shareholders.

The Extraordinary Shareholders' Meeting held on April 24, 2007 resolved the following:

- To decrease the Company's capital by ThCh$19,512,800. This was formalized through a deed dated May 28, 2007. Payment was made on July 25, 2007.

The board meeting held on September 26, 2007 agreed the following:

- To distribute an interim dividend of ThCh$14,530,000 against the net income for 2007. This amount was distributed in cash, according to their respective shareholdings, to the shareholders on October 25, 2007.

The Ordinary Shareholders' Meeting held on April 27, 2006 resolved the following:

- To distribute accumulated earnings equivalent to ThCh$5,974,400 (historic). This was paid in cash according to their percentage holdings to the shareholders.

The Extraordinary Shareholders' Meeting held on April 27, 2006 resolved the following:

- To decrease the Company's capital by ThCh$33,609,900 (historic). This was formalized through a deed dated May 10, 2006. This was paid in cash according to their percentage holdings to the shareholders.

The board meeting held on September 27, 2007 agreed the following:

- To distribute an interim dividend of ThCh$14,133,000 (historic) against the net income for 2006. This amount was distributed in cash, according to their respective shareholdings, to the shareholders.

Other reserves

As required by Technical Bulletin No.72 of the Chilean Institute of Accountants, paragraph 29, groups of companies under common control based on the methodology of pooling of interests, the Company recorded under the caption Other reserves the variations generated by the increase in investments by the subsidiary Aguas Andinas S.A. through the purchases of shares in Gestión y Servicios S.A., Aguas Cordillera S.A. (formerly, Comercial ORBI II S.A.) and Aguas Manquehue S.A., and the reduction in its participation in Aguas Cordillera S.A. through the disposal of 100% of the shares.

On August 31, 2007, Aguas Cordillera S.A. was dissolved, as Aguas Cordillera S.A., (formerly, Comercial Orbi II S.A.), had bought all shares of this company. On September 1, 2007 both companies merged, as established in Technical Bulletin No. 72 of the Chilean Institute of Accountants, combinations of business under common control based on the pooling of interest methodology, recording an equity of ThCh$6,725,927 of which, Aguas Andinas recognized it held 99.99003% in the item Other reserves, equivalent to the participation it has in Aguas Cordillera S.A. As a consequence of this, Inversiones Aguas Metropolitanas S.A. recorded in Other Reserves the equity changes occurred in the subsidiary Aguas Andinas S.A.

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Financial Statements

2007	Paid-in capital ThCh$	Other reserves ThCh$	Retained earnings ThCh$	Interim dividends ThCh$	Income for the year ThCh$
Item					
Opening balance	461,826,633	3,028	303,944	(14,076,468)	22,617,984
Previous year net income distribution	-	-	8,541,516	14,076,468	(22,617,984)
Final dividend distribution			(8,845,300)	-	-
Capital distribution	(19,512,800)	-	-	-	-
Reserve Technical Bulletin No. 72	-	3,369,511	-	-	-
Price level restatement	32,867,813	74,354	61,929	(319,660)	-
Net income for the year					24,531,649
Interim dividends	-	-	-	(14,530,000)	-
Closing balances	**475,181,646**	**3,446,893**	**62,089**	**(14,849,660)**	**24,531,649**

2006	Paid-in capital ThCh$	Other reserves ThCh$	Retained earnings ThCh$	Interim dividends ThCh$	Income for the year ThCh$
Item					
Opening balance	485,871,812	-	285,884	(11,129,475)	17,103,981
Distribution previous year net income	-	-	5,974,506	11,129,475	(17,103,981)
Final dividend previous year	-	-	(5,974,400)	-	-
Capital distributionl	(33,609,900)	-	-	-	-
Reserve Technical Bulletin No. 72	-	3,028	-	-	-
Price level restatement	9,564,721	-	17,954	56,532	-
Net income for the year	-	-	-	-	22,617,984
Interim dividends	-	-	-	(14,133,000)	-
Closing balances	**461,826,633**	**3,028**	**303,944**	**(14,076,468)**	**22,617,984**
Restated balances	**496,001,804**	**3,252**	**326,436**	**(15,118,127)**	**24,291,715**

Inversiones Aguas Metropolitanas S.A.
Financial Statements

Number of Shares

Series	No. Shares subscribed	No. Shares paid	No. Shares with voting rights
Unique Series	1,000,000,000	1,000,000,000	1,000,000,000

Capital

Series	Subscribed capital	Paid-in capital
Unique Series	475,181,646	475,181,646

12.- Other Non-Operating Income and Expenses

In the years ended December 31, 2007 and 2006 they comprise the following:

Other non-operating income	2007 ThCh$	2006 ThCh$
Gain on sale of shares [1]	-	1,674,116
Gain from derivative contract	11,844	-
Other	-	4,847
Total	11,844	1,678,963

Other non-operating expenses	2007 ThCh$	2006 ThCh$
Loss on derivative contract	-	90,323
Consultancy for sale of shares	-	79,777
Other	3,363	3,243
Total	3,363	173,343

(1) In April 2006 the Company sold to third parties 67,308,616 shares that it held in Aguas Andinas S.A. The proceeds amounted to ThCh$13,079,544 with a gain of ThCh$1,674,116.

13.- Price-Level Restatements

The detail of price-level restatements credited (charged) to income is as follows:

	Indexation unit	2007 ThCh$	2006 ThCh$
Assets			
Property, plant and equipment	CPI	2,245	228
Investment in related companies	CPI	12,340,220	3,806,496
Goodwill	CPI	20,287,431	6,651,317
Other monetary assets	CPI	6,096	-
Other non-monetary assets	CPI	-	2,842
Expense and cost accounts	CPI	41,163	41,696
Total credits		**32,677,155**	**10,502,579**
Liabilities			
Shareholders' equity	CPI	(32,684,436)	(10,352,508)
Monetary liabilities	UF	(30)	-
Non-monetary liabilities	CPI	(13,197)	(4,307)
Revenue accounts	CPI	(13,686)	(71,159)
Total charges		**(32,711,349)**	**(10,427,974)**
(Loss) gain from price-level restatement		**(34,194)**	**74,605**

14.- Foreign Exchange Differences

Exchange differences arising in the years ended December 31, 2007 and 2006 comprise the following:

Item	Currency	2007 ThCh$	2006 ThCh$
Assets			
Cash and banks	US Dollar	(385)	3,402
Marketable securities	Euros	160	46,339
Accounts receivable from related companies	Euros	232	-
Sundry debtors	Euros	(278)	(136)
Total (charges) credits		**(271)**	**49,605**
Liabilities			
Accounts payable	US Dollar	545	-
Accounts payable to related companies	Euros	(919)	9,203
Withholdings	US Dollar	7,113	(7,169)
Withholdings	Euros	-	(319)
Total (charges) credits		**6,739**	**1,715**
Gain from exchange differences		**6,468**	**51,320**

15.- Statement of Cash Flows

In the Statement of cash flows, cash equivalents are taken to include marketable securities and securities held under resale agreements of less than 90 days from their investment date.

The detail of cash and cash equivalents is as follows:

	2007 ThCh$	2006 ThCh$
Cash and banks	2,507	7,509
Marketable securities	605,659	141,868
Other current assets	-	642,436
Balance of cash and cash equivalents	**608,166**	**791,813**

The Company has no committed cash flows at December 31, 2007 and 2006.

16.- Contingencies and Restrictions

At December 31, 2007 the Company had not given any performance bond in favor of third parties. However, at December 31, 2006, the Company had given a performance bond issued by Banco Santander in favor of its subsidiary Aguas Andinas S.A. for ThCh$93,128 to guarantee the conditions of the contracted services.

	Debtor			Outstanding balances at closing date of financial statements	
Creditor to guarantee	Name	Relationship	Type of guarantee	2007 ThCh$	2006 ThCh$
Aguas Andinas S.A.	Inversiones Aguas Metropolitanas S.A.	Subsidiary	Performance bond	-	93,128
Total				-	93,128

17.- Guarantees Received from Third Parties

Inversiones Aguas Metropolitanas S.A. has received no guarantees from other parties.

Inversiones Aguas Metropolitanas S.A.
Financial Statements

18.- Local and Foreign Currencies

The Company shows the following assets and liabilities in local and foreign currency at December 31, 2007 and 2006:

Assets

Item	Currency	2007 ThCh$	2006 ThCh$
Current assets			
Cash and banks	In pesos Ch$	2,507	1,786
Cash and banks	US dollar	-	5,723
Marketable securities	In pesos Ch$	605,659	79,510
Marketable securities	Euros	-	62,358
Miscelleaneous account receivables	In pesos Ch$	6,080	-
Notes & Accounts Related companies	In pesos Ch$	163,195	1,146,214
Recoverable taxes	Indexed Ch$	-	98,631
Prepaid expenses	Indexed Ch$	16,622	-
Other current assets	In pesos Ch$	-	642,436
Miscelleaneous account receivables	Indexed Ch$	-	1,779
Fixed assets			
Property, plant and equipment	Indexed Ch$	26,794	8,059
Other assets			
Investments in related companies	Indexed Ch$	216,851,881	210,398,954
Goodwill	Indexed Ch$	271,348,419	294,441,902
Intangibles (net)	Indexed Ch$	5,481	7,535
Total assets	**In pesos Ch$**	**777,441**	**1,869,946**
	US dollar	**-**	**5,723**
	Euros	**-**	**62,358**
	Indexed Ch$	**488,249,197**	**504,956,860**

File No. 82-35046

Current Liabilities

Item	Currency	Up to 90 days				90 days to 1 year			
		2007		2006		2007		2006	
		Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %
Accounts payable	In pesos Ch$	941	-	6,347	-	-	-	-	-
Sundry creditors	In pesos Ch$	4,120	-	-	-	-	-	-	-
Accounts payable and notes to related companies	Euros	-	-	997,745	-	-	-	-	-
Accruals	In pesos Ch$	346,217	-	128,972	-	-	-	1,507	-
Withholdings	In pesos Ch$	10,675	-	65,598	-	-	-	-	-
Income tax	In pesos Ch$	-	-	-	-	122,299	-	-	-
Deferred taxes	Indexed Ch$	2,992	-	3,300	-	8,977	-	9,899	-
Other current liabilities	In pesos Ch$	-	-	3,960	-	-	-	-	-
Total current liabilities	Indexed Ch$	2,992	-	3,300	-	8,977	-	9,899	-
	In pesos Ch$	361,953	-	204,877	-	122,299	-	1,507	-
	Euros	-	-	997,745	-	-	-	-	-

Long-term liabitilites, current year 2007

Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years	
		Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %
Deferred taxes	Indexed Ch$	29,358	-	29,358	-	73,395	-	25,689	-
Total long-term liabilities		29,358	-	29,358	-	73,395	-	25,689	-

Inversiones Aguas Metropolitanas S.A.
Financial Statements

Long-term liabitilites, previous year 2006

		1 to 3 years		3 to 5 years		5 to 10 years		Over 10 years	
Item	Currency	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %	Amount ThCh$	Average annual interest rate %
Deferred taxes	Indexed Ch$	28,747	-	28,747	-	71,867	-	43,118	-
Total long-term liabilities		**28,747**	-	**28,747**	-	**71,867**	-	**43,118**	-

19.- Sanctions

No sanctions have been applied by the Superintendency of Securities and Insurance or any other administrative authority on the Company or its Management at December 31, 2007 and 2006.

20.- Subsequent Events

The Board meeting held on February 01, 2008 was notified of the fact that Mr. Mario Marcel Cullel resigned from his position of incumbent Director and it accepted his resignation as from that date. Mr. Ignacio Guerrero Gutiérrez, Mr. Cullel's deputy, will be the new incumbent Director.

At the date of issue of these financial statements, the management of the Company are unaware of any other subsequent events that might significantly affect the financial position and/or results of the Company at December 31, 2007.

21.- The Environment

Inversiones Aguas Metropolitanas S.A. had no projects for environmental improvements during the years ended December 31, 2007 and 2006.

Significant Events

Inversiones Aguas Metropolitanas S.A.
Financial Statement

1. On February 28, 2007 the SVS was informed of the following:
The Board meeting held on February 28, 2007 agreed by unanimous decision:

a) To call an Ordinary Shareholders' Meeting for April 24, 2007, to be held at 11 a.m. at Avenida Presidente Balmaceda No. 1398, 10th floor, Santiago, in order for it to consider issues typical of an ordinary shareholders' meeting.

b) To seek the approval of the Ordinary Shareholders' Meeting mentioned in the preceding paragraph for the board proposal of distributing a final dividend of ThCh$8,845,300 equivalent to Ch$8.8453 per share, that would be paid on May 23, 2007.

c) To call an Extraordinary Shareholders' Meeting for April 24, 2007, to be held immediately after the Ordinary Shareholders' Meeting mentioned at a) above, at Avenida Presidente Balmaceda No. 1398, 10th floor, Santiago, in order for it to decide on the Board proposal of distributing ThCh$19,512,800 to the shareholders according to their shareholdings, at Ch$19.5128 per share, by decreasing the Company's capital by that amount; and also to decide on whether to allow the Board to set the date for paying the distributions.

2. On March 12, 2007 a Supplement to Essential Event was reported to the SVS.
The Board meeting held on February 28, 2007 agreed to call an Ordinary Shareholders' Meeting for April 24, 2007, to be held at 11 a.m. at Avenida Presidente Balmaceda No. 1398, 10th floor, Santiago, in order for it to:

a) Examine the external auditors' report; approve or reject the annual report, the balance sheets and the financial statements for the year between January 1 and December 31, 2006.

b) Decide on the distribution of profits and dividends from the year 2006.

c) Renewal of Board members.

d) Ap□

e) Appoint risk classifiers.

f) Set the Directors' fees for 2007.

g) Set the Directors Committee's fees and expense budget for 2007.

h) Report on the operations mentioned in article 44 of Corporations Law No. 18,046.

i) Discuss other issues important for the Company and located within the scope of the ordinary shareholders' meeting.

3. On March 15, 2007 an amendment to Essential Event reported on February 28, 2007 was sent to the SVS.

Pursuant to article 90 and the second paragraph of article 10 of Law 18,045, and in accordance with the General Standard No. 30 of the SVS, the Company hereby amends the Essential Event reported on February 28, 2007 as regards the hour at which the meetings then mentioned were held, which was 12 a.m. instead of the 11 a.m. then reported.

4. In April 25, 2007 the SVS was informed of the following:

a) The Extraordinary Shareholders' Meeting of Aguas Metropolitanas S.A. held on April 24, 2007 agreed to reduce the company's capital by Ch$19,512,800,000, from Ch$461,826,632,520 to Ch$442,313,832,520.

As a consequence, it was decided to distribute to the shareholders based on their shareholdings the amount of Ch$19,512,800,000 at Ch$19.5128 per share.

b) The Ordinary Shareholders' Meeting of Inversiones Aguas Metropolitanas S.A. held on April 24, 2007 renewed the Board members, electing the following persons for a full 3-year term, according to the by-laws:

Directors	Alternate Directors
Ángel Simón	Josep Bagué
Joaquín Villarino	Pedro Buttazzoni
Jean Louis Chaussade	Albert Martínez
Juan Antonio Guijarro	Xavier Amorós
Herman Chadwick	Rodrigo Castro
Mario Marcel	Ignacio Guerrero
Jaime Ravinet	Juan Toro

c) The Board Meeting held on April 25, 2007 declared the Board as constituted, electing Mr. Ángel Simón as Chairman and Mr. Joaquín Villarino Herrera as Vice-Chairman.

d) The Board Meeting held on April 25, 2007 also elected Mr. Herman Chadwick, Mr. Jaime Ravinet, and Mr. Joaquín Villarino Herrera as members of the Directors Committee.

e) Finally, the Board Meeting held on April 25, 2007 accepted the resignation of the Company's Chief Executive Officer Mr. Albert Martínez Lacambra, electing Mrs. Marta Colet Gonzalo as his replacement.

5. On June 28, 2007 the SVS was informed of the following:

The Board Meeting held on June 27, 2007 sets July 25, 2007 for paying Ch$19.5128 per share to the shareholders, as part of the capital decrease decided by the Extraordinary Shareholders' Meeting held on April 24, 2007.

6. On September 26, 2007 the SVS was informed of the following:

The Board Meeting held on September 26, 2007 agreed to distribute an interim dividend of ThCh$14,530,000 against the net income for 2007. In this regard, dividend No. 7 amounted to Ch$14.53 per share and was payable beginning on October 25, 2007.

7. On September 28, 2007 the SVS was informed of the following:

In accordance with article 44 of Corporations Law No. 18,046, the Board meeting held on August 29, 2007, considering that Joaquín Villarino Herrera and Marta Colet Gonzalo are Directors of Aguas Andinas S.A. and also Directors of Empresa Depuradora de Aguas Servidas Ltda., decided to report to the SVS that the two companies entered on September 27, 2007 into a Contract for Operating and Maintaining the La Farfana Sewage Water Treatment Plant.

8. On October 3, 2007 the SVS was informed of the following:

Through order No. 11,603 issued on October 2, 2007, the SVS asked Inversiones Aguas Metropolitanas S.A. to report on certain aspects of the Contract for Operating and Maintaining the La Farfana Sewage Water Treatment Plant entered into by and between Aguas Andinas S.A. and Empresa Depuradora de Aguas Servidas Ltda. on September 27, 2007.

The Contract for Operating and Maintaining the La Farfana Sewage Water Treatment Plant originated from an International Public Bidding launched, in accordance with article 67 of General Law on Sanitary Services DFL No. 382/88, by Aguas Andinas S.A. on May 12, 2007.

The bidding bases were acquired by 9 companies, but in the end only Cadagua S.A., Omnium de Traitment et de Valorisation S.A. (OTV), and the consortium formed by Degrémont S.A. and Sociedad General de Aguas de Barcelona S.A. (Agbar) (the latter two being companies related to Aguas Andinas S.A.) submitted economic offers (which were reported to the SVS).

On August 2, 2007, Aguas Andinas S.A. informed the Consortium that its offer, because, it presented the highest technical and economic qualification, have been selected. This was based on a favorable decision made by the Aguas Andinas S.A. Directors Committee in a meeting held on July 23, 2007 and on a favorable decision of the Aguas Andinas S.A. Board meeting No. 351 held on July 24, 2007. These decisions were made with the favorable vote of all attending members, who declared that the transaction matched usual market equanimity conditions.

To materialize the contract, and in accordance with the bidding bases, Degrémont and Agbar (through its Chilean subsidiary Agbar Conosur Ltda.) set up a company called Empresa Depuradora de Aguas Servidas Ltda (EDAS) which appointed as incumbent Directors Mr. Joaquín Villarino and Mrs. Marta Colet, who are also Directors of Aguas Andinas S.A.

Therefore, the contract with EDAS is an operation authorized under article 44 of Corporations Law No. 18,046.

The contract with EDAS was approved by the Aguas Andinas S.A. Directors Committee in a meeting held on August 27, 2007 and by the Aguas Andinas S.A. Board meeting No. 352 held on August 28, 2007. These decisions were made with the favorable vote of all attending Directors, except for Mr. Joaquín Villarino and Mrs. Marta Colet, who did not vote.

The Contract was entered into under the single price modality, for a price of UF 2,774,994.4 plus Value-Added Tax, for a term of 60 months beginning on October 1, 2007, and can be extended for another consecutive 60-month period under the conditions set forth in the contract itself.

Finally, it should be pointed out that the contract intends to provide the service of operating and maintaining La Farfana Sewage Water Treatment Plant, which is owned by Aguas Andinas S.A., including all the aspects involved in the proper operation and maintenance of the plant, such as staff, electricity expenses, chemical supplies, spare parts, etc, in keeping with the bidding bases and the other contract documentation.

Reasoned Analysis

Inversiones Aguas Metropolitanas S.A.
Financial Statement

Share Ownership

The capital of Inversiones Aguas Metropolitanas S.A. is divided into 1,000,000,000 no par value shares. At December 31, 2007, our principal shareholders are Inversiones Aguas del Gran Santiago Ltda., with 56.6%, and the Bank of New York (depositary bank acting on behalf of the holders of ADRs) with 19.18% of the share capital.

Sales

For the period ended December 31, 2006, sales are those made under the technological support contract entered into with Aguas Andinas S.A. in December 2001 for a term of 5 years and finalized in December 2006

Operating costs and expenses

Our operating costs and expenses comprise the cost of sales and administration and sales expenses. The cost of sales relates to the invoicing under the technol□

Market risk

The Company's principal business is linked to its subsidiary Aguas Andinas so the relevant risk for our company is determined by the relevant risk of that subsidiary, a situation described in the financial reports of that company.

Balance Sheets

The composition of assets and liabilities at December 31, 2007 and 2006, is as follows:

Assets	December 2007 Ch$ millions	December 2006 Ch$ millions	Change %
Current assets	794	2,038	(61.04)
Property, plant and equipment (net)	27	8	237.50
Other assets	488,206	504,848	(3.30)
Total	489,027	506,894	(3.52)

File No. 82-35046

Inversiones Aguas Metropolitanas S.A.
Financial Statements

Current assets have decreased by Ch$1,244 million compared to the year before, mainly due to the reduction of Ch$983 million in notes and accounts receivable from related companies associated with debts arising in 2006 in connection with the technical assistance contract with Aguas Andinas S.A., and a Ch$179 million decrease in financial investments.

Other assets decreased by Ch$16,642 million, due mainly to a reduction in goodwill of Ch$23,093 million, caused by the amortization in the period, which was offset in part by an increase of Ch$6,453 million in investment in related companies due to the increase of the profits and the equity reserve in the subsidiary Aguas Andinas S.A.

Liabilities	December 2007 Ch$ millions	December 2006 Ch$ millions	Change %
Current liabilities	496	1,217	(59.24)
Long-term liabilities	158	172	(8.14)
Total liabilities	**654**	**1,389**	**(52.92)**
Shareholder's Equity	488,373	505,505	(3.39)
Total	**489,027**	**506,894**	**(3.52)**

Current liabilities decreased by Ch$721 million mainly due to a Ch$998 million reduction of accounts payable to related companies due to the cessation of the invoicing derived from the technological support contract, which ended in December 2006.

Long-term liabilities decreased by Ch$14 million compared to 2006, mainly under the heading of long-term deferred taxes.

Shareholders' equity decreased by Ch$17,132 million relative to 2006, which is explained basically by a Ch$19,513 million capital distribution agreed in April 2007, offset by an increase in Other reserves.

Inversiones Aguas Metropolitanas S.A.
Financial Statements

Financial Indicators

Indicators		December 2007	December 2006	Change %
Liquidity				
Current ratio	(times)	1.60	1.68	(4.76)
Acid test ratio	(times)	1.23	0.65	89.23
Debt				
Debt ratio	(%)	0.13	0.27	(51.85)
Short-term debt	(%)	75.84	87.62	(13.44)
Long-term debt	(%)	24.16	12.38	95.15
Financial expense coverage	(times)	6,981.71	3,187.90	119.01
Financial expense coverage				
Return on equity (average)	(%)	4.94	4.65	6.24
Return on assets (average)	(%)	4.93	4.63	6.48
Earnings per share	(Ch$)	24.53	24.29	0.99
Dividend yield	(%)	3.67	3.08	19.48

Current liabilities decreased by Ch$721 million and current assets decreased by Ch$1,244 million, causing the Company's liquidity level to fall by 4.76% relative to 2006.

The net debt ratio declined by 51.85%, due to the 52.92% decrease in total liabilities and the 3.39% reduction in shareholders' equity.

The return on average equity improved by 6.24% compared to the previous year, mainly because of the 3.39% reduction in shareholders' equity.

The return on dividends increased by 19.48% due to the 17.40% increase in dividends paid and a 9.17% decline in the price of each share.

Statements of Income

The following shows the most important items in the statement of income for the years ended December 31, 2007 and 2006:

Statements of Income	December 2007 Ch$ millions	December 2006 Ch$ millions	Change %
Revenues	-	3,512	(100.00)
Operating expenses	-	(3,220)	(100.00)
Administrative & sales cost	(1,117)	(662)	68.73
Operating income	(1,117)	(370)	(201.89)
Non-operating results	25,759	24,661	4.45
Net income	24,532	24,292	0.99
Financial expenses (less)	(4)	(8)	50.00
EBITDA	24,651	24,300	1.44

(EBITDA is income before taxes, depreciation, amortization and interest)

Revenues:

At December 31, 2007 Inversiones Aguas Metropolitanas S.A. had no revenues due to the cessation of the technological support contract, causing a Ch$ 3,512 million reduction in sales relative to 2006.

Operating costs and expenses:

At December 31, 2007 the operating costs and expenses of Inversiones Aguas Metropolitanas S.A. was Ch$1,117 million, a decreased of Ch$2,765 million compared to 2006. This difference is explained by:

The cost operating diminished by Ch$3,220 million due to the cessation of the technological support contract.

Administrative and sales expenses increased by Ch$455 million, equivalent to 68.73%, to Ch$1,117 million, compared to the Ch$662 million of the previous year. This is basically due to an increase in general expenses and in remunerations, offset in part by third-party services.

Operating Income

The net operating income of Inversiones Aguas Metropolitanas S.A. for the period ended December 31, 2007 therefore amounted to Ch$(1,117) million, a Ch$747 million decrease relative to 2006.

Non-Operating Results

The non-operating result of Inversiones Aguas Metropolitanas S.A. amounted to Ch$25,759 million, a Ch$1,098 million increase relative to 2006.

The main change was a Ch$1,667 million decreased in other non-operating income resulting from the sale of the 1.1% interest in the subsidiary Aguas Andinas S.A. in 2006, which was offset in part by a Ch$2,756 million increased in income from investments in related companies.

Income Tax

The provision for income tax in 2007 is Ch$110 million higher than the year before, in line with the higher pre-tax income.

Net Income

Because of the various factors mentioned, the net income of Inversiones Aguas Metropolitanas S.A. for 2007 amounted to Ch$24,532 million, Ch$240 million more than in 2006.

Inversiones Aguas Metropolitanas S.A.
Financial Statements

Statement of Direct Cash Flows

Statement of cash flows	December 2007 Ch$ millions	December 2006 Ch$ millions	Variación %
Operating activities	43,414	42,533	2.07
Financing activities	(43,206)	(56,441)	(23.45)
Investment activities	(22)	13,310	(100.17)
Net cash flow for the year	186	(598)	131.10
Effect of inflation for the year	(370)	(190)	94.74
Decrease in cash	(184)	(788)	(76.65)
Starting balance of cash	792	1,580	(49.87)
Closing balance of cash	608	792	(23.23)



At December 31, 2007, there was a positive change in cash flows from operating activities of Ch$881 million, compared to the previous year, the principal reason being the increase in dividends and other distributions received of Ch$457 million, a Ch$2,658 decreased in payments to suppliers and remunerations, a Ch$576 decrease in payment of Value Added and similar taxes, and a Ch$191 reduction in income taxes. This was offset in part by a Ch$3,087 decrease in amounts collected from trade accounts receivable.

The cash flows from financing activities increased by Ch$13,235 million over 2006, mainly due to the Ch$16,718 decrease in capital distributions, which was partially offset by a Ch$3,483 million increase in dividends distributions.

The cash flows f□

Difference between the book values and the economic value of the principal assets

The property, plant and equipment are accounted for in accordance with accounting principles generally accepted and standards and the instructions issued by the Superintendency of Securities and Insurance. We therefore believe that there should not be significant differences between the economic or market value and the book value of the Company's assets and liabilities.

Financial Statements of Subsidiaries
For the years ended December 31, 2007 and 2006

Aguas Andinas S.A. and Subsidiaries

General Information

Name	: Aguas Andinas S.A.
Type of entity	: Public Corporation
Address	: Avenida Presidente Balmaceda N°1398, Santiago, Chile
Telephone	: (56-2) 688 1000
Fax	: (56-2) 694 2777
Tax I.D.	: 61,808,000-5
P.O. Box	: 1537 Santiago
Corporate purpose	: Abstraction, purification and distribution of water and the collection and disposal of sewage.
External Auditors	: Deloitte Auditores y Consultores Ltda.
External Auditors' Tax I.D.	: 80,276,200-3
Service phone	: (56-2) 731 2482
Registered in Securities Record	: N° 0346
Sitio web	: www.aguasandinas.cl
Paid-in capital	: $142,853,400,915

Incorporation of the Company

Aguas Andinas SA. was incorporated as a public corporation by public deed dated May 31, 1989 in Santiago, at the notary Raúl Undurraga Laso. An extract of the bylaws was published in the Official Gazette on June 10, 1989 and registered in the Santiago Trade Register (folio 13,981, No. 7,040) in 1989.

Legal Aspects

The Company is registered in the Securities Register of the Superintendency of Securities and Insurance under number 0346, in accordance with Law N° 18,777. As a company in the sanitation services sector, it is regulated by the Superintendency of Sanitation Services in accordance with Law N° 18,902 and Decree Laws N° 382 and 70, both of 1988.

Corporate Purpose

The Company's corporate purpose are the provision of sanitation services which include the construction and exploitation of public-utility services for the production and distribution of water and the collection and disposal of sewage within the concession area covering Greater Santiago and peripheral locations. To provide an integral service for customers, the Company has non-sanitation subsidiaries that provide diversified services like the treatment of industrial waste, the commercialization of materials and technical analyses.

Directorio

Chairman	Alfredo Noman Serrano
Vice Chairman	Joaquín Villarino Herrera (Vice Chairman of the Board of Inversiones Aguas Metropolitanas S.A.)
Directors	Arturo Vergara del Río José Vila Basas Mónica Singer González Jaime Arellano Quintana Carlos Mladinic Alonso
Alternate Directors	Juan Antonio Guijarro (Director of Inversiones Aguas Metropolitanas S.A.) Antoni Siurana Marta Colet Gonzalo (Chief Executive Officer of Inversiones Aguas Metropolitanas S.A.) Diana D'Arras Mario Castillo Astudillo Ramón Figueroa González orge Bande Bruck
Chief Executive Officer	Felipe Larrain Aspillaga

Executive Officers

Corporate Finance and Control Manager	: Iván Yarur Sairafi
Corporate Customer Service Manager	: Víctor de la Barra Fuenzalida
Corporate Operations Manager	: Narciso Berberana Sáenz
Corporate Sewage Treatment Manager	: Salvador Villarino Krumm
Corporate Communications and Organizational and Development Manager	: Francesc Mayné
Corporate Investments and Logistics Manager	: Joaquim Martí Marqués
Corporate Planning and Development Manager	: Josep Maria Verdejo Rabazo
Corporate Legal Affairs Manager	: Camilo Larraín Sánchez

Percentage Shareholding of the Parent

50.10234%

Investment as Percentage of Parent Company´s Assets

44.34357%

Relationship with the Parent

In 2007 only a contract of office rental exists with Inversiones Aguas Metropolitanas S.A., for facilities of the Corporate Building of Aguas Andinas S.A., which is paid monthly. In the future it is expected to keep similar commercial relations.

Balance Sheets

For the years ended December 31, 2007 and 2006	2007 ThCh$	2006 ThCh$
Current assets	67,243,118	55,664,712
Property, plant and equipment, Net	647,966,363	646,750,977
Other non-current assets	123,622,345	124,994,750
Total Assets	**838,831,826**	**827,410,439**
Current liabilities	77,641,238	98,621,211
Long-term liabilities	328,361,168	308,840,232
Minority interest	11,550	10,619
Shareholders' equity	432,817,870	419,938,377
Total liabilities and shareholders' equity	**838,831,826**	**827,410,439**

Statement of Income

For the years ended December 31, 2007 and 2006	2007 ThCh$	2006 ThCh$
Operating revenues	253.755.843	249.321.595
Operating expenses and administrative and sales cost	(132.442.121)	(128.100.648)
Gross profit	121.313.722	121.220.947
Non-operating results	(4.117.811)	(10.885.530)
Income Taxes	(20.136.389)	(19.450.905)
Loss of minority interesto	(1.632)	(467)
Amortization of negative goodwill	1.109	75
Net income	**97.058.999**	**90.884.120**

Aguas Andinas S.A. and Subsidiales

Statements of Cash Flows

For the years ended December 31, 2007 and 2006	2007 ThCh$	2006 ThCh$
Cash Flows From Operating Activities	138.396.187	128.824.841
Cash flows from financing activities	(91.317.984)	(103.083.738)
Cash flows from investing activities	(36.886.123)	(49.523.142)
Net increase (Decrease) in cash flows for the year	10.192.080	(23.782.039)
Price-level restatement of cash and cash equivalents	(537.283)	(389.718)
Net increase (decrease) in cash and cash equivalents	9.654.797	(24.171.757)
Cash and cash equivalents at beginning of the Year	581.139	24.752.896
Cash and cash equivalent at the end of the year	**10.235.936**	**581.139**

Reconciliation between Net Cash Flows Provided by Operating Activities and Net Income for the Year

For the years ended December 31, 2007 and 2006	2007 ThCh$	2006 ThCh$
Net income	97.058.999	90.884.120
Gain on sale of property, plant and equipment	(3.464.665)	(1.265.138)
Adjustments to reconcile net income		
by operating activities	40.543.476	41.360.113
Changes in operating assets - (increases)	(5.447.207)	(8.825.011)
Changes in operating liabilities - increases	9.703.952	6.670.290
Gain of minority interest	1.632	467
Net Cash Flows Provided by Operating Activities	**138.396.187**	**128.824.841**

Note: The complete Financial Statements of □

Estados Financieros Resumidos de Filiales
Summarized Financial Statements of Subsidiares

Al 31 de diciembre de 2007 y 2006
For the years ended December 31, 2007 and 2006

File No. 82-35046

Estados Financieros Resumidos de Filiales / *Summarized Financial Statements of Subsidiares*

BALANCES GENERALES / BALANCE SHEETS	Aguas Andinas S.A. 2007 M$/ThCh$	Aguas Andinas S.A. 2007 M$/ThCh$	Aguas Cordillera S.A. 2007 M$/ThCh$	Aguas Cordillera S.A. 2006 M$/ThCh$
ACTIVOS / ASSETS				
Activo Circulante / *Current Assets*	47.214.690	45.845.652	22.426.479	11.843.221
Activo Fijo Neto / Fixed Assets (net)	550.731.228	554.808.217	72.612.136	71.617.410
Otros Activos / *Other Assets*	217.852.788	200.777.610	47.005.446	42.559.091
TOTAL ACTIVOS / *TOTAL ASSETS*	815.798.706	801.431.479	142.044.061	126.019.722
PASIVOS / *LIABILITIES AND SHAREHOLDERS' EQUITY*				
Pasivo Circulante / *Current Liabilities*	76.352.078	95.403.224	7.184.175	8.191.564
Pasivo Largo Plazo / *Long Term Liabilities*	306.628.758	286.089.878	19.015.842	21.431.606
Patrimonio / *Shareholders' Equity*	432.817.870	419.938.377	115.844.044	96.396.552
TOTAL PASIVOS Y PATRIMONIO / *TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY*	815.798.706	801.431.479	142.044.061	126.019.722
ESTADO DE RESULTADOS / *STATEMENT OF INCOME*				
Ingresos de Explotación / *Revenues from Operation*	208.538.778	208.901.255	29.509.734	29.088.871
Costo de Operación / *Cost of Operations*	(107.451.020)	(106.746.028)	(16.768.971)	(16.222.429)
Resultado Operacional / *Operating Income*	101.087.758	102.155.227	12.740.763	12.866.442
Resultado no Operacional / *Non-operating Income*	12.601.908	4.360.432	5.778.351	4.672.823
Impuesto a la Renta / *Income Taxes*	(16.630.667)	(15.631.539)	(2.150.369)	(2.607.448)
Amortización Mayor Valor de Inversiones / *Amortization of negative goodwill*	-	-	-	-
UTILIDAD DEL EJERCICIO / *NET INCOME FOR THE YEAR*	97.058.999	90.884.120	16.368.745	14.931.817
ESTADO DE FLUJO DE EFECTIVO/ *STATEMENTS OF CASH FLOW*				
Flujo Neto Proveniente de Actividades de Operación / *Net Cash Flow from Operating Activities*	118.344.619	107.189.710	17.160.689	19.282.468
Flujo Neto Proveniente de Actividades de Financiamiento / *Net Cash Flow from Financing Activities*	(90.088.020)	(95.639.586)	(2.626.629)	(3.907.724)
Flujo Neto Proveniente de Actividades de Inversión / Net Cash Flow from Investment Activities	(28.013.204)	(32.302.116)	(6.008.707)	(15.881.515)
Flujo Neto Total del Año / *Total Net Cash Flow for the Year*	243.395	(20.751.992)	8.525.353	(506.771)
Efecto de la Inflación Sobre el Efectivo y Ef. Equivalente / *Effect of Inflation on Cash and Cash Equivalents*	(198.784)	(325.208)	(238.410)	(1.237)
Variación Neta del Efectivo y Efectivo Equivalente / *Net Change in Cash and Cash Equivalent*	44.611	(21.077.200)	8.286.943	(508.008)
Saldo Inicial del Efectivo y Efectivo Equivalente / *Opening Balance of Cash and Cash Equivalent*	407.306	21.484.506	20.205	528.213
SALDO FINAL DEL EFECTIVO y EF. EQ. / *CLOSING BALANCE OF CASH AND CASH EQUIVALENT*	451.917	407.306	8.307.148	20.205
CONCILIACIÓN ENTRE EL FLUJO NETO OPERACIONAL Y LA UTILIDAD DEL EJERCICIO / *RECONCILIATION OF CASH FLOW FROM OPERATIONAL ACTIVITIES AND NET INCOME FOR THE YEAR*				
Utilidad del Ejercicio / *Net Income for the Year*	97.058.999	90.884.120	16.368.745	14.931.817
(Utilidad) Pérdida en Venta de Activos / *(Gain) on Sale of Fixed Assets*	(1.810.928)	(1.264.513)	(1.655.621)	-
Cargos (Abonos) a Resultado que no Representan Flujos de Efectivo/ *Charges (Credits) to Income Not Representing Cash Flow*	15.289.559	19.017.722	808.290	573.630
Variación de Activos que Afectan al Flujo de Efectivo Operacional / *Changes in Assets Affecting Operating Cash Flow (Increase) Decrease*	485.324	(7.567.938)	310.960	3.434.410
Variación de Pasivos que Afectan al Flujo de Efectivo Operacional / *Changes in Liabilities Affecting Operating Cash Flow Increase (Decrease)*	7.321.665	6.120.319	1.328.315	342.611
FLUJO NETO OPERACIONAL / *NET CASH FLOW FROM OPERATING ACTIVITIES*	118.344.619	107.189.710	17.160.689	19.282.468

File No. 82-35046

Aguas Manquehue S.A. 2007 M$/ThCh$	Aguas Manquehue S.A. 2006 M$/ThCh$	Aguas Los Dominicos S.A. 2007 M$/ThCh$	Aguas Los Dominicos S.A. 2006 M$/ThCh$	Ecoriles S.A. 2007 M$/ThCh$	Ecoriles S.A. 2006 M$/ThCh$	Gestión y Servicios S.A. 2007 M$/ThCh$	Gestión y Servicios S.A. 2006 M$/ThCh$	Análisis Ambientales S.A. 2007 M$/ThCh$	Análisis Ambientales S.A. 2006 M$/ThCh$
1.458.270	1.671.005	1.995.027	1.921.666	3.447.177	2.100.077	4.764.404	3.316.534	1.101.199	1.153.461
17.048.833	13.176.872	6.055.568	6.047.854	329.783	402.578	366.171	874	822.642	697.171
6.958.291	6.461.455	1.623.414	1.670.782	686.720	733.458	131	(1.056)	61.093	77.432
25.465.394	21.309.332	9.674.009	9.640.302	4.463.680	3.236.113	5.130.706	3.316.352	1.984.934	1.928.064
4.498.890	3.202.824	629.732	542.748	782.186	697.243	3.008.276	2.473.059	350.025	297.457
2.092.371	1.469.054	1.190.850	1.360.031	-	-	-	-	-	-
18.874.133	16.637.454	7.853.427	7.737.523	3.681.494	2.538.870	2.122.430	843.293	1.634.909	1.630.607
25.465.394	21.309.332	9.674.009	9.640.302	4.463.680	3.236.113	5.130.706	3.316.352	1.984.934	1.928.064
4.780.204	4.553.526	2.468.475	2.385.697	5.261.380	3.825.054	9.795.708	7.208.204	2.586.165	1.992.645
(2.546.064)	(2.369.789)	(1.245.214)	(1.286.481)	(3.872.406)	(2.750.115)	(8.174.980)	(6.104.159)	(1.681.492)	(1.362.287)
2.234.140	2.183.737	1.223.261	1.099.216	1.388.974	1.074.939	1.620.728	1.104.045	904.673	630.358
494.961	381.272	53.120	82.657	(13.259)	15.654	(87.553)	79.640	(16.742)	5.671
(492.422)	(466.129)	(227.284)	(242.558)	(233.091)	(189.274)	(255.147)	(201.823)	(147.409)	(112.135)
-	-	-	-	-	-	1.109	74	-	-
2.236.679	2.098.880	1.049.097	939.315	1.142.624	901.319	1.279.137	981.936	740.522	523.894
3.621.934	2.556.511	1.254.889	1.134.589	1.364.300	1.013.990	1.190.336	611.126	897.275	474.076
1.760.593	(160.869)	(973.628)	(557.098)	(20)	-	(1.105.930)	(620.913)	(736.113)	-
(5.360.041)	(2.459.107)	(4.095)	(1.484.686)	(1.209.311)	(1.746.746)	480.801	(507.080)	242.341	(777.066)
22.486	(63.465)	277.166	(907.195)	154.969	(732.756)	565.207	(516.867)	403.503	(302.990)
(15.670)	(17.218)	(34.459)	(14.780)	(32.144)	(7.248)	(3.167)	(18.757)	(14.648)	(5.271)
6.816	(80.683)	242.707	(921.975)	122.825	(740.004)	562.040	(535.624)	388.855	(308.261)
53.475	134.158	1.215	923.190	11.929	751.933	47.646	583.270	39.363	347.624
60.291	53.475	243.922	1.215	134.754	11.929	609.686	47.646	428.218	39.363
2.236.679	2.098.880	1.049.097	939.315	1.142.624	901.319	1.279.137	981.936	740.522	523.894
444	-	-	-	-	-	-	-	1.440	(625)
816.918	796.655	268.443	282.356	218.281	74.640	115.341	81.490	211.473	156.912
331.481	(329.744)	(185.905)	(134.027)	(284.497)	(343.226)	(661.337)	(160.325)	(5.378)	(287.199)
236.412	(9.280)	123.254	46.945	287.892	381.257	457.195	(291.975)	(50.782)	81.094
3.621.934	2.556.511	1.254.889	1.134.589	1.364.300	1.013.990	1.190.336	611.126	897.275	474.076

File No. 82-35046

Diseño y producción
Magia Diseño

Fotografía
Gerardo Alvarez
Bancos Fotográficos

Impresión
Fyrma Gráfica

File No: 82-35046



Memoria 2007 / *Annual Report*

END